Filed pursuant to Rule 424(b)(4)
Registration No. 333-240264

PROSPECTUS

8,684,800 Shares

Common Stock

We are offering 8,684,800 shares of our common stock. This is our initial public offering. Prior to this offering, there has been no public market for our common stock. The initial public offering price is $20.00 per share. Our common stock has been approved for listing on The Nasdaq Global Market under the symbol “KYMR.”

We are an “emerging growth company” under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of the material risks of investing in our common stock under the heading “Risk Factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities that may be offered under this prospectus, nor have any of these organizations determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public offering price	$20.00	$173,696,000
Underwriting discounts and commissions(1)	$1.40	$12,158,720
Proceeds, before expenses, to Kymera Therapeutics, Inc.	$18.60	$161,537,280

(1)	See “Underwriters” beginning on page 202 of this prospectus for additional information regarding the compensation payable to the underwriters.

Vertex Pharmaceuticals Incorporated, one of our existing investors, has agreed to purchase 588,134 shares of our common stock in a separate private placement concurrent with the completion of this offering at a price per share equal to the public offering price. The sale of such shares will not be registered under the Securities Act of 1933, as amended. The closing of this offering is not conditioned upon the closing of the concurrent private placement.

We have granted the underwriters an option for a period of 30 days to purchase an additional 1,302,720 shares of our common stock. We have also granted Vertex Pharmaceuticals Incorporated an option to purchase up to an additional 88,220 shares of our common stock in proportion to the underwriters’ exercise of their option. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $13,982,528, and the total proceeds from the public offering to us, before expenses, will be  $185,767,872.

Delivery of the shares of common stock is expected to be made on or about August 25, 2020.

MORGAN STANLEY	BofA SECURITIES	COWEN	GUGGENHEIM SECURITIES

August 20, 2020

Neither we nor the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus, any amendment or supplement to this prospectus and any related free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus or in any free writing prospectus is only accurate as of its date, regardless of its time of delivery or the time of any sale of our common stock. Our business, financial condition, results of operations and future growth prospects may have changed since that date.

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

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The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this prospectus, and we believe these industry publications and third-party research, surveys and studies are reliable. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors” and elsewhere in this prospectus. Some data are also based on our good faith estimates.

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PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth under the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus.

On November 1, 2018, Kymera Therapeutics, LLC, or Kymera LLC, a Delaware limited liability company, merged with and into Kymera Therapeutics, Inc., a Delaware corporation and the issuer of the shares of common stock offered by this prospectus, which we refer to as the Reorganization. As used in this prospectus, unless the context otherwise requires, references to “Kymera,” the “company,” “we,” “us” and “our” refer to (i) prior to the date of the Reorganization, Kymera LLC and its wholly owned, consolidated subsidiaries, or either or all of them as the context may require, and (ii) following the date of the Reorganization, Kymera Therapeutics, Inc., and its wholly owned, consolidated subsidiaries, or either or all of them as the context may require.

OVERVIEW

We are a biopharmaceutical company focused on discovering and developing novel small molecule therapeutics that selectively degrade disease-causing proteins by harnessing the body’s own natural protein degradation system. Our proprietary targeted protein degradation platform, which we refer to as Pegasus, allows us to discover highly selective small molecule protein degraders with activity against disease-causing proteins throughout the body. We believe that our small molecule protein degraders have significant advantages over existing therapies and allow us to address a large portion of the human genome that was previously intractable with traditional modalities. We focus on biological pathways that have been clinically validated but where key biological nodes/proteins have not been drugged or have been inadequately drugged. To date, we have utilized our Pegasus platform to design novel protein degraders focused in the areas of immunology-inflammation and oncology, and continue to apply our platform’s capabilities to additional therapeutic areas.

Our initial programs include IRAK4, IRAKIMiD, and STAT3, which each focus on a single critical signaling node within the genetically and clinically validated interleukin-1 receptor/toll-like receptor, or IL-1R/TLR, and janus kinase/signal transducers and activators of transcription, or JAK/STAT, pathways. Our programs exemplify our focus on addressing high impact targets that have been elusive to conventional modalities and that drive the pathogenesis of multiple serious diseases with significant unmet medical needs. We believe degrading these targets has the potential to treat multiple immune-inflammatory diseases, hematologic malignancies, and solid tumors. We expect to submit an Investigational New Drug Application, or IND, to the U.S. Food and Drug Administration, or the FDA, for KT-474 in the first half of 2021, and if approved, to initiate a Phase 1 trial in adult healthy volunteers and hidradenitis suppurativa, or HS, and atopic dermatitis, or AD, patients shortly thereafter. We also expect to submit INDs for degraders from our IRAKIMiD and STAT3 programs in the second half of 2021, and if approved, to initiate Phase 1 trials in adult patients for each program shortly thereafter. We also have multiple programs in earlier stages of development and are exploring targets in therapeutic areas outside of our core areas of focus through our partnerships with Vertex Pharmaceuticals Incorporated, or Vertex, and Genzyme Corporation, or Sanofi. The following table summarizes our development pipeline:

Our Pegasus Platform

Our proprietary Pegasus platform enables us to design highly active and selective molecules that utilize the body’s natural E3 ligase-directed protein disposal system called the ubiquitin-proteasome system, or UPS, to target and degrade disease-causing proteins. E3 ligases bind to a target to mediate the transfer of ubiquitin, which leads to degradation of the protein through the proteasome. We believe our platform enables us to discover and develop novel protein degraders that optimize the use of the three essential elements of our small molecule protein degraders: an E3 ubiquitin ligase, or E3 ligase, binding moiety, a target protein binding moiety, and a linker connecting the two. The key components of our Pegasus platform described below combine our broad understanding of the localization and expression levels of the hundreds of E3 ligases in the human body with our proprietary E3 Ligase Binders Toolbox, as well as our chemistry, biology, and computational capabilities to develop protein degraders that address significant, unmet medical needs.

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E3 Ligase Whole-Body Atlas: We have identified the expression profile of approximately 600 naturally-occurring unique E3 ligases across different tissues. This knowledge enables us to match a target protein with the appropriate E3 ligase based on expression, distribution, intracellular localization, and biology.

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E3 Ligase Binders Toolbox: Our E3 Ligase Whole-Body Atlas has allowed us to generate a toolbox of proprietary ligands designed to bind to an expanded library of E3 ligases that we believe will enable us to develop novel small molecule protein degraders with specific degradation profiles.

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Ternary Complex Modeling: Our structural biology information, combined with biochemical, biophysical, and computational characterization of ternary complexes is used to prospectively design highly efficient and selective degraders.

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Quantitative Systems Pharmacology Model: Our understanding of the in vitro and in vivo pharmacokinetic/pharmacodynamic, or PK/PD, relationships of our degraders across different tissues and cell types has allowed us to build an understanding of the diverse parameters that impact protein levels, and to model these parameters in different species, including humans.

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Proprietary Chemistry: Our expertise in proprietary chemistry provides us the opportunity to design degraders with optimized pharmaceutical properties tailored to not only specific diseases but also potentially targeted patient populations.

Our IRAK4, IRAKIMiD, and STAT3 Programs

We are developing KT-474, a highly active and selective, orally bioavailable IRAK4 degrader, for the treatment of IL-1R/TLR-driven immunology-inflammation conditions and diseases with high unmet medical need, including HS, an inflammatory skin disease, as well as AD and rheumatoid arthritis. We have chosen to pursue IRAK4 degradation due to the well-validated role of the IL-1R/TLR pathway in immunology and inflammation and the potential advantage that drugging a single node of multiple different mediators of inflammation has over other approaches focused on targeting one of many cytokines that stimulate the IRAK4 node. IRAK4 is a critical node in the IL-1R/TLR signaling pathway, which is dependent on both IRAK4’s kinase activity and scaffolding function. We have demonstrated through our in vitro and in vivo studies that KT-474 induces IRAK4 degradation, impacting both the kinase and the scaffolding functions, and therefore can efficiently and selectively block IL-1R/TLR-mediated inflammation in a way we believe to be superior to IRAK4 kinase inhibitors. We therefore believe KT-474 has the potential to improve outcomes over current treatment options as well as other drugs currently in development. We expect to submit an IND for KT-474 in the first half of 2021, and if approved, to initiate a Phase 1 trial in adult healthy volunteers and HS and AD patients shortly thereafter. We are also collaborating with Sanofi on the development of drug candidates targeting IRAK4 outside the oncology and immuno-oncology fields. See “Business—Collaborations—Collaboration Agreement with Genzyme Corporation.”

We are developing another group of IRAK4 degraders, which we call IRAKIMiDs, with a unique profile that combines the activity of IRAK4 degradation and immunomodulatory imide drugs, or IMiDs, for the treatment of MYD88-mutated diffuse large B-cell lymphoma, or DLBCL. In oncology, IRAK4 is an obligate protein in MYD88 signaling and this activated mutation is well characterized to drive oncogenesis. IMiDs are a class of drugs that degrade zinc-finger transcription factors, such as Ikaros and Aiolos, resulting in the restoration of Type 1 interferon, or Type 1 IFN, signaling pathway which is relevant in treating lymphoma. Our IRAKIMiDs combine the activity of the IMiDs with IRAK4 degradation in a single agent and address both the IL-1R/TLR and the Type 1 IFN pathways synergistically and in doing so demonstrate broad activity against MYD88-mutant lymphomas. We believe this will be the first precision medicine in lymphoma to target a genetically defined population, which accounts for 25% to 30% of DLBCL patients. We have observed that the functional synergy between the degradation of IRAK4 and IMiD activity results in broad activity against MYD88-mutant lymphomas in vitro and in mouse xenograft models, leading to rapid, complete and sustained tumor regressions, even when dosed intermittently. Our IRAKIMiD program is currently in preclinical development, and we expect to submit an IND to the FDA in the second half of 2021 and initiate a Phase 1 trial thereafter.

We are developing our selective STAT3 degraders for the treatment of hematological malignancies and solid tumors, as well as autoimmune diseases and fibrosis. STAT3 is a transcription factor activated through a variety of different cytokine and growth factor receptors via janus kinases, or JAKs, as well as through oncogenic fusion proteins and mutations in STAT3 itself. We believe the diverse functions of STAT3 in tumor biology, evasion of immune surveillance by tumor cells, and inflammation and fibrosis provide opportunities to address a wide variety of high unmet need disease indications through the targeting of a single genetically and clinically validated pathway. While the JAK-STAT pathway has been partially addressed with several clinically successful

JAK-targeting agents, we believe there are currently no drugs that specifically affect STAT3 broadly across all the relevant cell types. Small molecule STAT3 dimerization inhibitors targeting the SH2 domain have been in development, but significant challenges remain: first, homology of SH2 domains among all STAT family members impacts the ability to achieve specificity for STAT3, and second, inability to block dimerization independent transcriptional activities of STAT3. For these reasons, we believe that STAT3 degraders may provide a transformative solution to develop targeted and specific drugs to address multiple STAT3 dependent pathologies. Our STAT3 program is currently in preclinical development, and we expect to submit an IND to the FDA in the second half of 2021 and initiate a Phase 1 trial thereafter.

Our Team

We are led by an experienced team of dedicated scientists and experts with decades of experience in the foundational areas of targeted protein degradation, or TPD, and drug development, including E3 ligase biology, ternary complex characterization and modeling, chemistry, pharmacology, pharmacokinetic/pharmacodynamic, or PK/PD, modeling, disease biology, translational medicine, and clinical development. Our internal efforts are complemented by important strategic collaborations, including our agreements with Vertex and Sanofi. Since our inception, we have raised over $400 million in capital, including equity capital as well as actual and committed upfront payments from investors and collaborators. Some of our current investors include our founding investor Atlas Venture, as well as Amgen Ventures, Bain Capital Life Sciences, Bessemer Venture Partners, Blackrock, BVF Partners, Hatteras Venture Partners, Janus Henderson Investors, Lilly Ventures, MRL Ventures Fund (Merck), Pfizer Ventures, Redmile Group, Rock Springs Capital, Sanofi Ventures, 6 Dimensions Capital, Solasta Ventures, Wellington Management, Vertex, and a large US-based, healthcare-focused fund.

OUR STRATEGY

Our mission is to discover, develop and commercialize novel and transformative therapies that improve the lives of patients with serious diseases, and we are committed to selection of targets that enable a broad impact across multiple clinical indications with high unmet medical need. We believe the unique discovery capabilities of our Pegasus platform will position us to be a leader in the area of targeted protein degradation. Our goal is to become a fully integrated biopharmaceutical company with a pipeline of novel therapeutics targeting disease-causing proteins that were previously intractable. We intend to achieve this goal by pursuing the strategic objectives set forth below.

•	Advance the development of our IRAK4, IRAKIMiD, and STAT3 programs to deliver transformative therapies to patients.

•	Further expand the capabilities of our Pegasus platform to identify the optimal pairing of protein degraders with E3 ligases for a range of disease states.

•	Continue to build a broad and diverse pipeline of novel protein degraders.

•	Expand and protect our proprietary know-how and intellectual property.

•	Pursue synergistic collaboration opportunities.

RISKS ASSOCIATED WITH OUR BUSINESS

Our ability to implement our business strategy is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in the section entitled “Risk Factors” in this prospectus and include, among others:

•	We are a biopharmaceutical company with a limited operating history and have not generated any revenue to date from drug sales, and may never become profitable.

•	We have incurred significant operating losses in recent periods and anticipate that we will incur continued losses for the foreseeable future.

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Even if we consummate this offering, we will need to raise substantial additional funding. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, scale back or discontinue some of our product candidate development programs or future commercialization efforts.

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We are very early in our development efforts and our IRAK4, IRAKIMiD, and STAT3 programs are still in preclinical development. If we are unable to advance them into and through the clinic for safety or efficacy reasons or commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

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Our approach to the discovery and development of product candidates based on our Pegasus platform is novel and unproven, which makes it difficult to predict the time, cost of development, and likelihood of successfully developing any products.

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Business interruptions resulting from the coronavirus disease (COVID-19) outbreak or similar public health crises could cause a disruption of the development of our product candidates and adversely impact our business.

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We may not be successful in our efforts to identify or discover additional product candidates or we may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

•	If we experience delays or difficulties in the initiation or enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

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Our current or future product candidates may cause adverse or other undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

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Even if we receive regulatory approval for any of our current or future product candidates, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense.

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We rely, and expect to continue to rely, on third parties to conduct our ongoing and planned clinical trials for our current and future product candidates. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain marketing approval for or commercialize our current and potential future product candidates and our business could be substantially harmed.

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If we are unable to obtain and maintain patent and other intellectual property protection for our technology and product candidates or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and drugs similar or identical to ours, and our ability to successfully commercialize our technology and drugs may be impaired.

CONCURRENT PRIVATE PLACEMENT

Vertex Pharmaceuticals Incorporated, or Vertex, one of our existing investors, has agreed to purchase 588,134 shares of our common stock in a separate private placement concurrent with the completion of this offering at a price per share equal to the public offering price. If the underwriters exercise their option to purchase additional shares, Vertex will have the option to purchase additional shares in proportion to the underwriters’ exercise of their option, of up to 88,220 shares, at a price per share equal to the public offering price. The sale of such shares will not be registered under the Securities Act of 1933, as amended. The closing of this offering is not conditioned upon the closing of the concurrent private placement.

CORPORATE INFORMATION

We were incorporated under the laws of Delaware in September 2015 under the name Project HSC, Inc. We are the successor in interest to Kymera Therapeutics, LLC, a limited liability company formed under the laws of the State of Delaware on May 25, 2017 and the former holder of all of our outstanding shares of common stock. Our principal executive offices are located at 200 Arsenal Yards Blvd., Suite 230, Watertown, MA 02472 and our telephone number is (857) 285-5300. Our website address is www.kymeratx.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website to be part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

REORGANIZATION

As more fully described in the section entitled “Reorganization” appearing elsewhere in this prospectus, on November 1, 2018, we completed a series of transactions pursuant to which Kymera LLC merged with and into Kymera, with Kymera continuing as the surviving corporation. In connection with this Reorganization, all of the outstanding preferred unitholders of Kymera LLC received shares of convertible preferred stock of Kymera, all of the outstanding common unitholders of Kymera LLC received shares of common stock of Kymera and all of the holders of incentive units in Kymera LLC received shares of restricted common stock and stock options of Kymera.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

AND A SMALLER REPORTING COMPANY

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

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only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Additionally, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is more than $700 million measured on the last business day of our second fiscal quarter.

THE OFFERING

Common stock offered by us	8,684,800 shares

Common stock to be sold in the concurrent private placement	588,134 shares

Common stock to be outstanding immediately after this offering and the concurrent private placement	43,138,602 shares (44,529,542 shares if the underwriters and Vertex exercise their option to purchase additional shares in full)

Underwriters’ option to purchase additional shares

We have granted the underwriters a 30-day option to purchase up to an aggregate of 1,302,720 additional shares of common stock from us at the public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus.

Vertex Pharmaceuticals Incorporated’s option to purchase additional shares	We have also granted Vertex an option to purchase up to an additional 88,220 shares of our common stock in proportion to the underwriters’ exercise of their option.

Use of proceeds

We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $158.8 million, or $183.1 million if the underwriters exercise their option to purchase additional shares in full, based on the initial public offering price of $20.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. In addition, we estimate that the net proceeds from the concurrent private placement will be $11.8 million, or $13.5 million if Vertex exercises its option to purchase additional shares in full.

We intend to use the net proceeds from this offering and the concurrent private placement, together with our existing unrestricted cash, for (i) the development of our IRAK4 program through the completion of our planned Phase 1 clinical trial; (ii) the development of our IRAKIMiD program through the completion of our planned Phase 1 clinical trial; (iii) the development of our STAT3 program through the completion of our planned Phase 1 clinical trial; and (iv) the continued expansion of our platform technology, preclinical studies for research stage programs, workingcapital and other general corporate purposes. For a more complete description of our intended use of the proceeds from this offering and the concurrent private placement, see “Use of Proceeds.”

Risk factors

Investment in our common stock involves substantial risks. You should read this prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and the related notes to those statements included in this prospectus, before investing in our common stock.

Nasdaq Global Market symbol	“KYMR”

The number of shares of our common stock to be outstanding after this offering and the concurrent private placement is based on 33,865,668 shares of our common stock outstanding as of June 30, 2020, after giving effect to the conversion of all of our outstanding convertible preferred stock into 31,660,264 shares of our common stock upon the completion of this offering, inclusive of the automatic conversion of 34,730 unvested shares of Series A convertible preferred stock associated with a collaboration agreement that will remain unvested shares of common stock after the conversion, and excludes:

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4,343,071 shares of common stock issuable upon the exercise of stock options outstanding under our 2018 Stock Option and Grant Plan, as amended, or 2018 Plan, as of June 30, 2020, at a weighted average exercise price of $2.98 per share;

•	806,875 shares of common stock reserved for issuance under our 2018 Plan as of June 30, 2020;

•	294,683 shares of common stock issuable upon the exercise of stock options issued under the 2018 Plan after June 30, 2020 at an exercise price of $10.33 per share;

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4,457,370 shares of common stock to be reserved for future issuance under our 2020 Stock Option and Incentive Plan, or 2020 Plan, upon the effectiveness of the registration statement of which this prospectus forms a part; and

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445,653 shares of common stock to be reserved for future issuance under our 2020 Employee Stock Purchase Plan, or 2020 ESPP, upon the effectiveness of the registration statement of which this prospectus forms a part.

Unless otherwise indicated, all information in this prospectus:

•	gives effect to a one for 1.5949 reverse stock split of our common stock effected on August 14, 2020;

•	assumes no purchase of the 588,134 shares of common stock to be sold in the concurrent private placement with Vertex;

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assumes no exercise of the underwriters’ option to purchase up to 1,302,720 additional shares of common stock in this offering and Vertex’s option to purchase up to 88,220 additional shares of common stock;

•	assumes no exercise of the outstanding options described above;

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gives effect to the automatic conversion upon the completion of this offering of all of our outstanding shares of convertible preferred stock into an aggregate of 31,660,264 shares of common stock; and

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assumes the filing of our fourth amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, and the effectiveness of our second amended and restated bylaws, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part.

SUMMARY FINANCIAL DATA

“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and notes thereto, and other financial information included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the six months ended June 30, 2019 and 2020 and the balance sheet data as of June 30, 2020 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements include all adjustments, consisting of only normal and recurring adjustments, necessary for a fair presentation of such financial data.

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2018	2019	2019	2020
			(Unaudited)
	(In thousands, except share and per share data)
Statement of Operations Data:
Collaboration Revenue—from related party	$—	$2,934	$151	$6,716

Operating expenses:
Research and development	$17,679	$37,158	$14,762	$25,935
General and administrative	3,772	7,981	3,950	6,220

Total operating expenses	21,451	45,139	18,712	32,155

Loss from operations	(21,451)	(42,205)	(18,561)	(25,439)
Other income (expense):
Interest Income	—	1,005	260	577
Interest Expense	(16)	(46)	(12)	(59)

Total other income (expense):	(16)	959	248	518

Net loss	$(21,467)	$(41,246)	$(18,313)	$(24,921)

Other comprehensive gain:
Unrealized gain on marketable securities	—	6	—	25

Total comprehensive loss	$(21,467)	$(41,240)	$(18,313)	$(24,896)

Reconciliation of net loss to net loss attributable to common stockholders:
Net loss	$(21,467)	$(41,246)	$(18,313)	$(24,921)
Deemed dividend from exchange of convertible preferred stock	—	—	—	(9,050)

Net loss attributable to common stockholders	$(21,467)	$(41,246)	$(18,313)	$(33,971)

Net loss per share attributable to common stockholders, basic and diluted	$(18.26)	$(24.28)	$(11.56)	$(17.18)

Weighted average shares of common stock outstanding, basic and diluted	1,175,934	1,698,522	1,584,774	1,977,720

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		$(2.05)		$(1.13)

Pro forma weighted average shares of common stock outstanding, basic and diluted (unaudited)(1)		20,139,256		30,195,091

(1)	See Note 15 to our consolidated financial statements appearing elsewhere in this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders.

	As of June 30, 2020
	Actual	Pro Forma (unaudited)(2)	Pro Forma as Adjusted (unaudited)(3)

	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$155,965	$155,965	326,799
Total assets	181,109	181,109	350,984
Working capital(4)	115,621	115,621	287,157
Total liabilities	77,066	77,066	76,344
Convertible preferred stock	211,332	—	—
Accumulated deficit	(108,094)	(108,094)	(108,094)
Total stockholders’ (deficit) equity	(107,289)	104,043	274,640

(2)

The pro forma consolidated balance sheet data gives effect to the automatic conversion of our convertible preferred stock into an aggregate of 31,660,264 shares of common stock upon the completion of this offering. This includes the automatic conversion of 34,730 unvested shares of Series A convertible preferred stock associated with a collaboration agreement that will remain unvested shares of common stock after the conversion.

(3)

The pro forma as adjusted consolidated balance sheet data gives effect to (i) the pro forma adjustments set forth in footnote (1) above, (ii) the issuance and sale of 8,684,800 shares of our common stock in this offering at the initial public offering price of $20.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the sale of 588,134 shares of our common stock in the concurrent private placement for net proceeds of $11.8 million.

(4)	We define working capital as current assets less current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, as well as the other information in this prospectus, including our consolidated financial statements and related notes appearing elsewhere in this prospectus and the sections of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Special Note Regarding Forward-Looking Statements,” before you make an investment decision. The risks described below are not the only risks that we face. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and prospects. As a result, the market price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks Related to Our Financial Position and Need for Additional Capital

We are a biopharmaceutical company with a limited operating history and have not generated any revenue to date from drug sales, and may never become profitable.

Biopharmaceutical drug development is a highly speculative undertaking and involves a substantial degree of risk. Since our formation in 2015 and our initial funding in 2016, our operations to date have been limited primarily to organizing and staffing our company, business planning, raising capital, researching and developing our drug discovery technology, developing our pipeline, building our intellectual property portfolio, and undertaking preclinical studies of our product candidates. We have never generated any revenue from drug sales. We have not obtained regulatory approvals for any of our current or future product candidates.

Typically, it takes many years to develop one new pharmaceutical drug from the time it is discovered to when it is available for treating patients. Consequently, any predictions we make about our future success or viability may not be as accurate as they could be if we had a longer operating history. In addition, as a business with a limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors, such as the COVID-19 pandemic. We will need to transition from a company with a research and development focus to a company capable of supporting late stage development and commercial activities. We may not be successful in such a transition.

We have incurred significant operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future.

Since inception, we have focused substantially all of our efforts and financial resources on developing our proprietary targeted protein degradation drug discovery platform, or the Pegasus platform, and initial product candidates as well as supporting our collaborations and partnerships. To date, we have financed our operations primarily through the issuance and sale of our convertible preferred stock to outside investors and collaborators in private equity financings. From our inception through June 30, 2020, we raised an aggregate of $254.5 million of gross proceeds from such transactions and through our collaboration with Vertex Pharmaceuticals Incorporated, or Vertex. As of June 30, 2020, our cash and cash equivalents and investments were $156.0 million. We have incurred net losses in each year since our inception, and we had an accumulated deficit of $108.1 million as of June 30, 2020. For the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020, we reported net losses of $21.5 million, $41.2 million, $18.3 million and $24.9 million, respectively. Substantially all of our operating losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect to continue to incur significant expenses and increasing operating losses over the next several years and for the foreseeable future. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ deficit and working capital. We expect our expenses to significantly increase in connection with our ongoing activities, as we:

•

submit a planned Investigational New Drug application, or IND, with the U.S. Food and Drug Administration, or FDA, for KT-474 in the first half of 2021 and, if allowed to proceed, initiate a clinical trial shortly thereafter;

•	continue preclinical activities of our initial IRAK4, IRAKIMiD and STAT3 programs;

•	prepare and submit INDs with the FDA for other current and future product candidates;

•	complete preclinical studies for current or future product candidates;

•	initiate and complete clinical trials for current or future product candidates;

•	expand and improve the capabilities of our Pegasus platform;

•	contract to manufacture our product candidates;

•	advance research and development related activities to expand our product pipeline;

•	seek regulatory approval for our product candidates that successfully complete clinical development;

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develop and scale up our capabilities to support our ongoing preclinical activities and clinical trials for our product candidates and commercialization of any of our product candidates for which we may obtain marketing approval;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional staff, including clinical, scientific and management personnel;

•	secure facilities to support continued growth in our research, development and commercialization efforts; and

•	incur additional costs associated with operating as a public company upon the completion of this offering.

In addition, if we obtain marketing approval for our current or future product candidates, we will incur significant expenses relating to sales, marketing, product manufacturing and distribution. Because of the numerous risks and uncertainties associated with developing pharmaceutical drugs, including in light of the ongoing evolution of the COVID-19 pandemic, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

We are very early in our development efforts. All of our product candidates are still in preclinical development. If we are unable to commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

Our ability to become profitable depends upon our ability to generate revenue. To date, while we have generated collaboration revenue, we have not generated any revenue from our product candidates, and we do not expect to generate any revenue from the sale of drugs in the near future. We do not expect to generate revenue from product sales unless and until we complete the development of, obtain marketing approval for, and begin to sell, one or more of our product candidates. We are also unable to predict when, if ever, we will be able to generate revenue from such product candidates due to the numerous risks and uncertainties associated with drug development, including the uncertainty of:

•	our plans to submit INDs to the FDA for KT-474 and future product candidates;

•	our ability to successfully complete preclinical studies for our IRAK4, IRAKIMiD and STAT3 programs, and other current or future product candidates;

•	our successful initiation, enrollment in and completion of clinical trials, including our ability to generate positive data from any such clinical trials;

•	our ability to establish an appropriate safety profile with IND-enabling toxicology and other preclinical studies for KT-474, as well as our IRAKIMiD and STAT3 programs;

•	our ability to receive regulatory approvals from applicable regulatory authorities;

•	the initiation and successful completion of all safety studies required to obtain U.S. and foreign marketing approval for our product candidates;

•	the costs associated with the development of any additional development programs we identify in-house or acquire through collaborations or other arrangements;

•	our ability to establish manufacturing capabilities or make arrangements with third-party manufacturers for clinical supply and commercial manufacturing;

•	obtaining and maintaining patent and trade secret protection or regulatory exclusivity for our product candidates;

•	launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;

•	obtaining and maintaining acceptance of our product candidates, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies;

•	obtaining and maintaining healthcare coverage and adequate reimbursement;

•	the success of our existing collaborations as well as the terms and timing of any additional collaboration, license or other arrangement, including the terms and timing of any payments thereunder;

•	our ability to enforce and defend intellectual property rights and claims; and

•	our ability maintain a continued acceptable safety profile of our product candidates following approval.

We expect to incur significant sales and marketing costs as we prepare to commercialize our current or future product candidates. Even if we initiate and successfully complete pivotal or registration-enabling clinical trials of our current or future product candidates, and our current or future product candidates are approved for commercial sale, and despite expending these costs, our current or future product candidates may not be commercially successful. We may not achieve profitability soon after generating drug sales, if ever. If we are unable to generate revenue, we will not become profitable and may be unable to continue operations without continued funding.

Even if we consummate this offering, we will need to raise substantial additional funding. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, scale back or discontinue some of our product candidate development programs or future commercialization efforts.

The development of pharmaceutical drugs is capital-intensive. We are currently advancing multiple development candidates through preclinical development across a number of potential indications. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue the research and development of, advance the preclinical and clinical activities of, and seek marketing approval for, our current or future product candidates. In addition, if we obtain marketing approval for any of our current or future product candidates, we expect to incur significant commercialization expenses related to sales, marketing, product manufacturing and distribution to the extent that such sales, marketing, product manufacturing and distribution are not the responsibility of our collaborators. We may also need to raise additional funds sooner if we choose to pursue additional indications and/or geographies for our current or future product candidates or otherwise expand more rapidly than we presently anticipate. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, scale back or discontinue the development and commercialization of one or more of our product candidates, and may be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

We expect that the net proceeds from this offering and the concurrent private placement, together with our existing cash and cash equivalents and marketable securities, as well as the upfront collaboration payment of $150.0 million we expect to receive from Sanofi in August 2020, will be sufficient to fund our operations beyond early 2025. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. This estimate also assumes that we do not obtain any additional funding through collaborations or other strategic alliances. Our future capital requirements will depend on, and could increase significantly as a result of, many factors, including:

•

the scope, progress, results and costs of drug discovery, preclinical development, laboratory testing and planned clinical trials for our current or future product candidates, including additional expenses attributable to adjusting our development plans (including any supply related matters) in response to the COVID-19 pandemic;

•	the scope, prioritization and number of our research and development programs;

•	the costs, timing and outcome of regulatory review of our current or future product candidates;

•	our ability to establish and maintain additional collaborations on favorable terms, if at all;

•	the achievement of milestones or occurrence of other developments that trigger payments under any existing or additional collaboration agreements we obtain;

•	the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under future collaboration agreements, if any;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the extent to which we acquire or in-license other current or future product candidates and technologies;

•	the costs of securing manufacturing arrangements for commercial production; and

•	the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory clearances to market our current or future product candidates.

Identifying potential current or future product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve drug sales. In addition, our current or future product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of drugs that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional funding to achieve our business objectives.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current or future product candidates. Disruptions in the financial markets in general may make equity and debt financing more difficult to obtain and may have a material adverse effect on our ability to meet our fundraising needs. We cannot guarantee that future financing will be available in sufficient amounts or on terms favorable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The sale of additional equity or convertible securities would dilute all of our stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborators or otherwise at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or current or future product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects.

Changes in tax law may adversely affect us or our investors.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service, or IRS, and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many changes have been made and changes are likely to continue to occur in the future.

For example, the Tax Cuts and Jobs Act, or the TCJA, was enacted in 2017 and made significant changes to corporate taxation, including the reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, the limitation of the tax deduction for net interest expense to 30% of adjusted taxable income (except for certain small businesses), the limitation of the deduction for net operating losses from taxable years beginning after December 31, 2017 to 80% of current year taxable income and the elimination of net operating loss carrybacks generated in taxable years ending after December 31, 2017 (though any such net operating losses may be carried forward indefinitely), and the modification or repeal of many business deductions and credits. In addition, on March 27, 2020, President Trump signed into law the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, which included certain changes in tax law intended to stimulate the U.S. economy in light of the COVID-19 coronavirus outbreak, including temporary beneficial changes to the treatment of net operating losses, interest deductibility limitations and payroll tax matters.

It cannot be predicted whether, when, in what form, or with what effective dates, new tax laws may be enacted, or regulations and rulings may be enacted, promulgated or issued under existing or new tax laws, which could result in an increase in our or our shareholders’ tax liability or require changes in the manner in which we operate in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes to offset future taxable income may be subject to certain limitations.

As of December 31, 2019, we had federal and state net operating loss carryforwards of $71.5 million and $68.3 million, respectively, which begin to expire in various amounts in 2036 (other than federal net operating loss carryforwards arising in taxable years beginning after December 31, 2017, which are not subject to expiration). As of December 31, 2019, we also had federal and state research and development tax credit carryforwards of $1.1 million and $0.7 million, respectively, which begin to expire in 2036. These net operating loss and tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities. In addition, in general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses or tax credits, or NOLs or credits, to offset future taxable income or taxes. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a specified testing period. Our existing NOLs or credits may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs or credits could be further limited by Sections 382 and 383 of the Code. In addition, future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Sections 382 and 383 of the Code. Our NOLs or credits may also be impaired under state law. Accordingly, we may not be able to utilize a material portion of our NOLs or credits. Furthermore, our ability to utilize our NOLs or credits is conditioned upon our attaining profitability and generating U. S. federal and state taxable income. As described above under “Risk Factors—Risks Related to our Financial Position and Need for Additional Capital,” we have incurred significant net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future; and therefore, we do not know whether or when we will generate the U.S. federal or state taxable income necessary to utilize our NOL or credit carryforwards that are subject to limitation by Sections 382 and 383 of the Code.

Risks Related to Drug Development and Regulatory Approval

Our approach to the discovery and development of product candidates based on our Pegasus platform is novel and unproven, which makes it difficult to predict the time, cost of development and likelihood of successfully developing any products.

Our Pegasus platform utilizes a method known as targeted protein degradation, or TPD, to discover and develop product candidates. Our future success depends on the successful development of this novel therapeutic approach. No product candidates using TPD have been approved in the United States or Europe, and the data underlying the feasibility of developing such therapeutic products is both preliminary and limited. In addition, we have not yet succeeded and may not succeed in demonstrating the efficacy and safety of any of our product candidates in clinical trials or in obtaining marketing approval thereafter. In particular, our ability to successfully achieve TPD with a therapeutic result requires the successful development of heterobifunctional molecules that were intentionally designed with a rational drug development process and developing those molecules with the right combination of protein targets and E3 ligases. This is a complex process requiring a number of component parts or biological mechanisms to work in unison to achieve the desired effect. We cannot be certain that we will be able to discover degraders by matching the right target with the ideal E3 ligase and the right linker in a timely manner, or at all. We have not yet initiated a clinical trial of any product candidate and we have not yet assessed safety of any product candidate in humans. As such, there may be adverse effects from treatment with any of our current or future product candidates that we cannot predict at this time.

As a result of these factors, it is more difficult for us to predict the time and cost of product candidate development, and we cannot predict whether the application of our Pegasus platform, or any similar or competitive platforms, will result in the development and marketing approval of any products. Any development problems we experience in the future related to our Pegasus platform or any of our research programs may cause significant delays or unanticipated costs or may prevent the development of a commercially viable product. Any of these factors may prevent us from completing our preclinical studies or any clinical trials that we may initiate or commercializing any product candidates we may develop on a timely or profitable basis, if at all.

We may not be successful in our efforts to identify or discover additional product candidates or we may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

A key element of our strategy is to apply our Pegasus platform and product pipeline to address a broad array of targets and new therapeutic areas. The therapeutic discovery activities that we are conducting may not be successful in identifying product candidates that are useful in treating oncology, inflammation, immunology and genetic disease. Our research programs may be unsuccessful in identifying potential product candidates, or our potential product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval.

Because we have limited financial and management resources, we focus on a limited number of research programs and product candidates. We are currently focused on our three most advanced development programs IRAK4, IRAKIMiD, and STAT3, which target key signaling pathways implicated in multiple inflammatory and autoimmune diseases as well as numerous cancers. As a result, we may forego or delay pursuit of opportunities with other current or future product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial drugs or profitable market opportunities. Our spending on current and future research and development programs and current or future product candidates for specific indications may not yield any commercially viable drugs. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through future collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We depend heavily on the successful development of our lead programs. We cannot be certain that we will be able to obtain regulatory approval for, or successfully commercialize, any of our current or future product candidates.

We currently have no product candidates approved for sale and may never be able to develop marketable product candidates. Our business depends heavily on the successful development, regulatory approval and commercialization of our current or future product candidates, including our IRAK4, IRAKIMiD, and STAT3 programs. The preclinical studies and future clinical trials of our current or future product candidates are, and the manufacturing and marketing of our current or future product candidates will be, subject to extensive and rigorous review and regulation by numerous government authorities in the U.S. and in other countries where we intend to test or, if approved, market any of our current or future product candidates. Before obtaining regulatory approvals for the commercial sale of any of our current or future product candidates, we must demonstrate through preclinical studies and clinical trials that each product candidate is safe and effective for use in each target indication. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our preclinical studies and clinical trials. This process can take many years and may include post-marketing studies and surveillance, which will require the expenditure of substantial resources beyond the proceeds we raise in this offering. Of the large number of drugs in development in the U.S., only a small percentage will successfully complete the FDA regulatory approval process and will be commercialized, with similarly low rates of success for drugs in development in the European Union obtaining regulatory approval from the European Medicines Agency, or EMA. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development and preclinical studies and clinical trials, we cannot assure you that any of our current or future product candidates will be successfully developed or commercialized.

We are not permitted to market our current or future product candidates in the U.S. until we receive approval of a New Drug Application, or an NDA, from the FDA, in the European Economic Area, or EEA, until we receive approval of a marketing authorization applications, or an MAA, from the EMA, or in any other foreign countries until we receive the requisite approval from such countries. Obtaining approval of an NDA or MAA is a complex, lengthy, expensive and uncertain process, and the FDA or EMA may delay, limit or deny approval of any of our current or future product candidates for many reasons, including, among others:

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we may not be able to demonstrate that our current or future product candidates are safe and effective in treating their target indications to the satisfaction of the FDA or applicable foreign regulatory agency;

•

the results of our preclinical studies and clinical trials may not meet the level of statistical or clinical significance required by the FDA or applicable foreign regulatory agency for marketing approval;

•	the FDA or applicable foreign regulatory agency may disagree with the number, design, size, conduct or implementation of our preclinical studies and clinical trials;

•	the FDA or applicable foreign regulatory agency may require that we conduct additional preclinical studies and clinical trials;

•	the FDA or applicable foreign regulatory agency may not approve the formulation, labeling or specifications of any of our current or future product candidates;

•

the contract research organizations, or CROs, that we retain to conduct our preclinical studies and clinical trials may take actions outside of our control that materially adversely impact our preclinical studies and clinical trials;

•

the FDA or applicable foreign regulatory agency may find the data from preclinical studies and clinical trials insufficient to demonstrate that our current or future product candidates’ clinical and other benefits outweigh their safety risks;

•	the FDA or applicable foreign regulatory agency may disagree with our interpretation of data from our preclinical studies and clinical trials;

•	the FDA or applicable foreign regulatory agency may not accept data generated at our preclinical studies and clinical trial sites;

•

if our NDA, if and when submitted, is reviewed by an advisory committee, the FDA may have difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the FDA require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

•	the FDA may require development of a Risk Evaluation and Mitigation Strategy, or REMS, as a condition of approval or post-approval;

•

the FDA or the applicable foreign regulatory agency may determine that the manufacturing processes or facilities of third-party manufacturers with which we contract do not conform to applicable requirements, including current Good Manufacturing Practices, or cGMPs;

•	the FDA or applicable foreign regulatory agency may be delayed in their review processes due to staffing or other constraints arising from the COVID-19 pandemic; or

•	the FDA or applicable foreign regulatory agency may change its approval policies or adopt new regulations.

Any of these factors, many of which are beyond our control, could jeopardize our ability to obtain regulatory approval for and successfully market our current or future product candidates. Any such setback in our pursuit of regulatory approval would have a material adverse effect on our business and prospects.

If we experience delays or difficulties in the initiation or enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

There may be delays in trial initiation, and we may not be able to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the U.S. In particular, our ability to open clinical sites and enroll patients may be significantly delayed by the evolving COVID-19 pandemic and we do not know the extent and scope of such delays at this point. Moreover, some of our competitors have ongoing clinical trials for current or future product candidates that treat the same patient populations as our current or future product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ current or future product candidates.

Patient enrollment may be affected by other factors including:

•	the size and nature of the patient population;

•	competition with other companies for clinical sites or patients;

•	the willingness of participants to enroll in our clinical trials in our countries of interest;

•	the severity of the disease under investigation;

•	the eligibility criteria for the clinical trial in question;

•	the availability of an appropriate screening test for the indications we are pursuing;

•	the perceived risks and benefits of the product candidate under study;

•	the efforts to facilitate timely enrollment in and completion of clinical trials;

•	the patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment;

•	the proximity and availability of clinical trial sites for prospective patients; and

•	factors we may not be able to control, such as potential pandemics that may limit subjects, principal investigators or staff or clinical site availability (e.g., the outbreak of COVID-19).

The incidence and prevalence for target patient populations of our product candidates have not been established with precision. If the market opportunities for our product candidates are smaller than we estimate or if any approval that we obtain is based on a narrower definition of the patient population, our revenue and ability to achieve profitability will be adversely affected, possibly materially.

The precise incidence and prevalence for the indications being pursued by our current and future product candidates is currently unknown. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, are based on estimates. We are developing KT-474, a highly active and selective, orally bioavailable IRAK4 degrader for the treatment of a broad set of immunology-inflammation diseases, such as hidradenitis suppurativa, or HS, an inflammatory skin disease, atopic dermatitis, and rheumatoid arthritis. The total addressable market opportunity for our product candidates will ultimately depend upon, among other things, its proven safety and efficacy, the diagnosis criteria included in the final label for each, whether our product candidates are approved for sale for these indications, acceptance by the medical community and patient access, product pricing and reimbursement. The number of patients for our product candidates in the United States and elsewhere may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our products, or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business.

If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals for our current or future product candidates, we will not be able to commercialize, or will be delayed in commercializing, our current or future product candidates, and our ability to generate revenue will be materially impaired.

Our current or future product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import, and export, are subject to comprehensive regulation by the FDA and other regulatory agencies in the U.S. and by comparable authorities in other countries. Before we can commercialize any of our current or future product candidates, we must obtain marketing approval from the regulatory authorities in the relevant jurisdictions. We have not received approval to market any of our current or future product candidates from regulatory authorities in any jurisdiction, and it is possible that none of our current product candidates, nor any product candidates we may seek to develop in the future, will ever obtain regulatory approval. As a company, we have only limited experience in filing and supporting the applications necessary to gain regulatory approvals and expect to rely on third-party CROs and/or regulatory consultants to assist us in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the drug manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Our current or future product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

The process of obtaining regulatory approvals, both in the U.S. and abroad, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted NDA or equivalent application type outside the U.S., may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. Our current or future product candidates could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•

the data collected from clinical trials of our current or future product candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the U.S. or elsewhere;

•

the FDA or comparable foreign regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our current or future product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our drugs, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our current or future product candidates.

If we experience delays in obtaining approval or if we fail to obtain approval of our current or future product candidates, the commercial prospects for our current or future product candidates may be harmed and our ability to generate revenues will be materially impaired.

A pandemic, epidemic, or outbreak of an infectious disease, such as COVID-19, may materially and adversely affect our business and our financial results and could cause a disruption to the development of our product candidates.

Public health crises such as pandemics or similar outbreaks could adversely impact our business. In December 2019, a novel strain of a virus named SARS-CoV-2 (severe acute respiratory syndrome coronavirus 2), or coronavirus, which causes COVID-19, surfaced in Wuhan, China and has since spread worldwide, including to Eastern Massachusetts where our primary office and laboratory space is located. The coronavirus pandemic is evolving, and to date has led to the implementation of various responses, including government-imposed quarantines, travel restrictions and other public health safety measures. The extent to which the coronavirus impacts our operations or those of our third-party partners, including our preclinical studies or clinical trial operations, will also depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that will emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. The continued spread of COVID-19 globally could adversely impact our preclinical or clinical trial operations in the

U.S. and abroad, including our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19. For example, similar to other biopharmaceutical companies, we may experience delays in enrolling our initial clinical trials currently planned for 2021. COVID-19 may also affect employees of third-party CROs located in affected geographies that we rely upon to carry out our clinical trials. In addition, the patient populations that our lead and other core product candidates target may be particularly susceptible to COVID-19, which may make it more difficult for us to identify patients able to enroll in our future clinical trials and may impact the ability of enrolled patients to complete any such trials. Any negative impact COVID-19 has to patient enrollment or treatment or the execution of our product candidates could cause costly delays to clinical trial activities, which could adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, increase our operating expenses, and have a material adverse effect on our financial results.

Additionally, timely enrollment in planned clinical trials is dependent upon clinical trial sites which will be adversely affected by global health matters, such as pandemics. We plan to conduct clinical trials for our product candidates in geographies which are currently being affected by the coronavirus. Some factors from the coronavirus outbreak that will delay or otherwise adversely affect enrollment in the clinical trials of our product candidates, as well as our business generally, include:

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the potential diversion of healthcare resources away from the conduct of clinical trials to focus on pandemic concerns, including the attention of physicians serving as our clinical trial investigators, hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our prospective clinical trials;

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limitations on travel that could interrupt key trial and business activities, such as clinical trial site initiations and monitoring, domestic and international travel by employees, contractors or patients to clinical trial sites, including any government-imposed travel restrictions or quarantines that will impact the ability or willingness of patients, employees or contractors to travel to our clinical trial sites or secure visas or entry permissions, a loss of face-to-face meetings and other interactions with potential partners, any of which could delay or adversely impact the conduct or progress of our prospective clinical trials;

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the potential negative affect on the operations of our third-party manufacturers. For example, in February 2020, one of our vendors for active pharmaceutical ingredient, or API, starting materials based in Wuhan, China ceased its operations for several weeks due to the COVID-19 pandemic, which caused a minor delay in the delivery of API starting materials to a separate vendor who manufactures API;

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interruption in global shipping affecting the transport of clinical trial materials, such as patient samples, investigational drug product and conditioning drugs and other supplies used in our prospective clinical trials; and

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business disruptions caused by potential workplace, laboratory and office closures and an increased reliance on employees working from home, disruptions to or delays in ongoing laboratory experiments and operations, staffing shortages, travel limitations or mass transit disruptions, any of which could adversely impact our business operations or delay necessary interactions with local regulators, ethics committees and other important agencies and contractors.

We have taken temporary precautionary measures intended to help minimize the risk of the virus to our employees, including temporarily requiring part or all of our employees to work remotely, suspending all non-essential travel worldwide for our employees and discouraging employee attendance at industry events and in-person work-related meetings, which could negatively affect our business. We cannot presently predict the scope and severity of the planned and potential shutdowns or disruptions of businesses and government agencies, such as the Securities and Exchange Commission, or the SEC, or FDA.

These and other factors arising from the coronavirus could worsen. Any of these factors, and other factors related to any such disruptions that are unforeseen, could have a material adverse effect on our business and our results of operation and financial condition. Further, uncertainty around these and related issues could lead to adverse effects on the economy of the United States and other economies, which could impact our ability to raise the necessary capital needed to develop and commercialize our product candidates.

Our current or future product candidates may cause adverse or other undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

We have not evaluated any product candidates in human clinical trials. Undesirable side effects caused by our current or future product candidates could cause us to interrupt, delay or halt preclinical studies or could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities. As is the case with many treatments for inflammatory and autoimmune diseases, cancer or other diseases, it is likely that there may be adverse side effects associated with the use of our product candidates. Additionally, a potential risk in any protein degradation product is that healthy proteins or proteins not targeted for degradation will be degraded or that the degradation of the targeted protein in itself could cause adverse events, undesirable side effects, or unexpected characteristics. It is possible that healthy proteins or proteins not targeted for degradation could be degraded using our degrader molecules in any of our planned or future clinical studies. There is also the potential risk of delayed adverse events following treatment using any of our current or future product candidates.

These side effects could arise due to off-target activity, allergic reactions in trial subjects, or unwanted on-target effects in the body. Results of our planned clinical trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our current or future product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Further, our current or future product candidates could cause undesirable side effects in clinical trials related to on-target toxicity. If on-target toxicity is observed, or if our current or future product candidates have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in early-stage testing for treating cancer or other diseases have later been found to cause side effects that prevented further development of the compound.

Further, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients and limited duration of exposure, rare and severe side effects of our current or future product candidates may only be uncovered with a significantly larger number of patients exposed to the product candidate. If our current or future product candidates receive marketing approval and we or others identify undesirable side effects caused by such current or future product candidates after such approval, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw or limit their approval of such current or future product candidates;

•	regulatory authorities may require the addition of labeling statements, such as a “boxed” warning or a contraindication;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

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we may be required to change the way such current or future product candidates are distributed or administered, conduct additional clinical trials or change the labeling of the current or future product candidates;

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regulatory authorities may require a REMS plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools;

•	we may be subject to regulatory investigations and government enforcement actions;

•	we may decide to remove such current or future product candidates from the marketplace;

•	we could be sued and held liable for injury caused to individuals exposed to or taking our current or future product candidates; and

•	our reputation may suffer.

We believe that any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidates and could substantially increase the costs of commercializing our current or future product candidates, if approved, and significantly impact our ability to successfully commercialize our current or future product candidates and generate revenues.

Breakthrough Therapy Designation and Fast Track Designation by the FDA, even if granted for any of our current or future product candidates, may not lead to a faster development, regulatory review or approval process, and such designations do not increase the likelihood that any of our product candidates will receive marketing approval in the United States.

We may seek a Breakthrough Therapy Designation for one or more of our current or future product candidates. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA may also be eligible for priority review and accelerated approval. Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our current or future product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy Designation for a current or future product candidate may not result in a faster development process, review or approval compared to therapies considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our current or future product candidates qualify as breakthrough therapies, the FDA may later decide that such product candidates no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

We may seek Fast Track Designation for one or more of our current or future product candidates. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular current or future product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track Designation for certain current or future product candidates, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program. Fast Track Designation alone does not guarantee qualification for the FDA’s priority review procedures.

We may seek Orphan Drug Designation for certain of our current or future product candidates, and we may be unsuccessful or may be unable to maintain the benefits associated with Orphan Drug Designation, including the potential for market exclusivity.

As part of our business strategy, we may seek Orphan Drug Designation for certain indications of our current or future product candidates, and we may be unsuccessful. Regulatory authorities in some jurisdictions, including the U.S. and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the U.S., or a patient population greater than 200,000 in the U.S. where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the U.S.. In the U.S., Orphan Drug Designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers.

Similarly, in Europe, the European Commission, upon the recommendation of the EMA’s Committee for Orphan Medicinal Products, grants Orphan Drug Designation to promote the development of drugs that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than 5 in 10,000 persons in Europe and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected). Additionally, designation is granted for drugs intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in Europe would be sufficient to justify the necessary investment in developing the drug. In Europe, Orphan Drug Designation entitles a party to financial incentives such as reduction of fees or fee waivers.

Generally, if a product with an Orphan Drug Designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same drug for that time period. The applicable period is seven years in the U.S. and ten years in the European Union. The exclusivity period in the European Union can be reduced to six years if a drug no longer meets the criteria for Orphan Drug Designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan Drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Even if we obtain Orphan Drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because competing drugs containing a different active ingredient can be approved for the same condition. In addition, even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

On August 3, 2017, the U.S. Congress passed the FDA Reauthorization Act of 2017, or FDARA. FDARA, among other things, codified the FDA’s pre-existing regulatory interpretation to require that a drug sponsor demonstrate the clinical superiority of an orphan drug that is otherwise the same as a previously approved drug for the same rare disease in order to receive orphan drug exclusivity. The new legislation reverses prior precedent holding that the Orphan Drug Act unambiguously requires that the FDA recognize the orphan exclusivity period regardless of a showing of clinical superiority. The FDA may further reevaluate the Orphan Drug Act and its regulations and policies. We do not know if, when or how the FDA may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect our business. Depending on what changes the FDA may make to its Orphan Drug regulations and policies, our business could be adversely impacted.

Even if we receive regulatory approval for any of our current or future product candidates, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our current or future product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates when and if any of them are approved.

If the FDA or a comparable foreign regulatory authority approves any of our current or future product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the drug will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration requirements, and continued compliance with cGMPs and Good Clinical Practices, or GCPs, for any clinical trials that we conduct post-approval. Any regulatory approvals that we receive for our current or future product candidates may also be subject to limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the drug. Later discovery of previously unknown problems with a drug, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the drug, withdrawal of the drug from the market, or voluntary drug recalls;

•	fines, warning letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of drug license approvals;

•	drug seizure or detention, or refusal to permit the import or export of drugs; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our current or future product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Positive results from early preclinical studies of our current or future product candidates are not necessarily predictive of the results of later preclinical studies and clinical trials of our current or future product candidates. If we cannot replicate the positive results from our preclinical studies of our current or future product candidates in our future clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialize our current or future product candidates.

Positive results from our preclinical studies of our current or future product candidates, and any positive results we may obtain from our early clinical trials of our current or future product candidates, may not necessarily be predictive of the results from required later preclinical studies and clinical trials. Similarly, even if we are able to complete our planned preclinical studies or any clinical trials of our current or future product candidates according to our current development timeline, the positive results from such preclinical studies and clinical trials of our current or future product candidates may not be replicated in subsequent preclinical studies or clinical trial results. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain approval from the FDA or comparable foreign regulatory authority. If we fail to produce positive results in our planned preclinical studies or clinical trials of any of our current or future product candidates, the development timeline and regulatory approval and commercialization prospects for our current or future product candidates, and, correspondingly, our business and financial prospects, would be materially adversely affected.

Even if we receive marketing approval for our current or future product candidates in the U.S., we may never receive regulatory approval to market our current or future product candidates outside of the U.S.

We plan to seek regulatory approval of our current or future product candidates outside of the U.S. In order to market any product outside of the U.S., however, we must establish and comply with the numerous and varying safety, efficacy and other regulatory requirements of other countries. Approval procedures vary among countries and can involve additional product candidate testing and additional administrative review periods. The time required to obtain approvals in other countries might differ substantially from that required to obtain FDA approval. The marketing approval processes in other countries generally implicate all of the risks detailed above regarding FDA approval in the U.S. as well as other risks. In particular, in many countries outside of the U.S., products must receive pricing and reimbursement approval before the product can be commercialized. Obtaining this approval can result in substantial delays in bringing products to market in such countries. Marketing approval in one country does not ensure marketing approval in another, but a failure or delay in obtaining marketing approval in one country may have a negative effect on the regulatory process in others. Failure to obtain marketing approval in other countries or any delay or other setback in obtaining such approval would impair our ability to market our current or future product candidates in such foreign markets. Any such impairment would reduce the size of our potential market, which could have a material adverse impact on our business, results of operations and prospects.

Manufacturing our current or future product candidates is complex and we may encounter difficulties in production. If we encounter such difficulties, our ability to provide supply of our current or future product candidates for preclinical studies and future clinical trials or for commercial purposes could be delayed or stopped.

The process of manufacturing of our current or future product candidates is complex and highly regulated.

We do not have our own manufacturing facilities or personnel and currently rely, and expect to continue to rely, on third parties for the manufacture of our current or future product candidates. These third-party manufacturing providers may not be able to provide adequate resources or capacity to meet our needs and may incorporate their own proprietary processes into our product candidate manufacturing processes. We have limited control and oversight of a third party’s proprietary process, and a third party may elect to modify its process without our consent or knowledge. These modifications could negatively impact our manufacturing, including product loss or failure that requires additional manufacturing runs or a change in manufacturer, either of which could significantly increase the cost of and significantly delay the manufacture of our current or future product candidates.

As our current or future product candidates progress through preclinical studies and clinical trials towards potential approval and commercialization, it is expected that various aspects of the manufacturing process will be altered in an effort to optimize processes and results. Such changes may require amendments to be made to regulatory applications which may further delay the timeframes under which modified manufacturing processes can be used for any of our current or future product candidates and additional bridging studies or trials may be required. Any such delay could have a material adverse impact on our business, results of operations and prospects.

Our future growth may depend, in part, on our ability to penetrate foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties that could materially adversely affect our business.

We are not permitted to market or promote any of our current or future product candidates before we receive regulatory approval from the applicable regulatory authority in that foreign market, and we may never receive such regulatory approval for any of our current or future product candidates. To obtain separate regulatory approval in many other countries we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of our current or future product candidates, and we cannot predict success in these jurisdictions. If we obtain approval of our current or future product candidates and ultimately commercialize our current or future product candidates in foreign markets, we would be subject to additional risks and uncertainties, including:

•	differing regulatory requirements in foreign countries, such that obtaining regulatory approvals outside of the U.S. may take longer and be more costly than obtaining approval in the U.S.;

•	our customers’ ability to obtain reimbursement for our current or future product candidates in foreign markets;

•	the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements;

•	different medical practices and customs in foreign countries affecting acceptance in the marketplace;

•	import or export licensing requirements;

•	longer accounts receivable collection times;

•	longer lead times for shipping;

•	language barriers for technical training;

•	reduced protection of intellectual property rights in some foreign countries;

•	the existence of additional potentially relevant third-party intellectual property rights;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common than in the U.S.;

•	potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;

•	the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism.

Foreign sales of our current or future product candidates could also be adversely affected by the imposition of governmental controls, political and economic instability, trade restrictions and changes in tariffs.

We may in the future conduct clinical trials for current or future product candidates outside the U.S., and the FDA and comparable foreign regulatory authorities may not accept data from such trials.

We may in the future choose to conduct one or more clinical trials outside the U.S., including in Europe. The acceptance of study data from clinical trials conducted outside the U.S. or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the U.S., the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the U.S. or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in current or future product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction.

We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations.

Among other matters, U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, which we collectively refer to as Trade Laws, prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors, and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, particularly in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a drug. To obtain coverage and reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. In addition, many countries outside the U.S. have limited government support programs that provide for reimbursement of drugs such as our product candidates, with an emphasis on private payors for access to commercial products. If reimbursement of our product candidates is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be materially harmed.

Risks Related to Commercialization

Even if we receive marketing approval for our current or future product candidates, our current or future product candidates may not achieve broad market acceptance, which would limit the revenue that we generate from their sales.

The commercial success of our current or future product candidates, if approved by the FDA or other applicable regulatory authorities, will depend upon the awareness and acceptance of our current or future product candidates among the medical community, including physicians, patients and healthcare payors. Market acceptance of our current or future product candidates, if approved, will depend on a number of factors, including, among others:

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the efficacy of our current or future product candidates as demonstrated in clinical trials, and, if required by any applicable regulatory authority in connection with the approval for the applicable indications, to provide patients with incremental health benefits, as compared with other available medicines;

•	limitations or warnings contained in the labeling approved for our current or future product candidates by the FDA or other applicable regulatory authorities;

•	the clinical indications for which our current or future product candidates are approved;

•	availability of alternative treatments already approved or expected to be commercially launched in the near future;

•	the potential and perceived advantages of our current or future product candidates over current treatment options or alternative treatments, including future alternative treatments;

•	the willingness of the target patient population to try new therapies or treatment methods and of physicians to prescribe these therapies or methods;

•	the need to dose such product candidates in combination with other therapeutic agents, and related costs;

•	the strength of marketing and distribution support and timing of market introduction of competitive products;

•	publicity concerning our products or competing products and treatments;

•	pricing and cost effectiveness;

•	the effectiveness of our sales and marketing strategies;

•	our ability to increase awareness of our current or future product candidates;

•	our ability to obtain sufficient third-party coverage or reimbursement; or

•	the willingness of patients to pay out-of-pocket in the absence of third-party coverage.

If our current or future product candidates are approved but do not achieve an adequate level of acceptance by patients, physicians and payors, we may not generate sufficient revenue from our current or future product candidates to become or remain profitable. Before granting reimbursement approval, healthcare payors may require us to demonstrate that our current or future product candidates, in addition to treating these target indications, also provide incremental health benefits to patients. Our efforts to educate the medical community, patient organizations and third-party payors about the benefits of our current or future product candidates may require significant resources and may never be successful.

We face substantial competition, which may result in others discovering, developing or commercializing drugs before or more successfully than we do.

The development and commercialization of new drugs is highly competitive. We face and will continue to face competition from third parties that use protein degradation, antibody therapy, inhibitory nucleic acid, gene editing or gene therapy development platforms and from companies focused on more traditional therapeutic modalities, such as small molecule inhibitors. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization of new drugs.

Competitors in our efforts to develop small molecule protein degraders therapies for patients, include, but are not limited to, Arvinas, Inc., which is in clinical development, and Nurix Therapeutics, Inc., C4 Therapeutics Inc., and Vividion Therapeutics, Inc., each of which is in preclinical development. Further, several large pharmaceutical companies have disclosed preclinical investments in this field. Our competitors will also include companies that are or will be developing other targeted protein degradation methods as well as small molecule, antibody, or gene therapies for the same indications that we are targeting. In addition to the competitors we face in developing small molecule protein degraders, we will also face competition in the indications we expect to pursue with our IRAK4, IRAKIMiD and STAT3 programs. Many of these indications already have approved standards of care which may include more traditional therapeutic modalities. In order to compete effectively with these existing therapies, we will need to demonstrate that our protein degrader therapies are favorable to existing therapeutics.

Many of our current or future competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and reimbursement and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific, sales, marketing and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize drugs that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any drugs that we or our collaborators may develop. Our competitors also may obtain FDA or other regulatory approval for their drugs more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we or our collaborators are able to enter the market. The key competitive factors affecting the success of all of our current or future product candidates, if approved, are likely to be their efficacy, safety, convenience, price, the level of generic competition and the availability of reimbursement from government and other third-party payors.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any current or future product candidates that we may develop.

We will face an inherent risk of product liability exposure related to the testing of our current or future product candidates in human clinical trials and will face an even greater risk if we commercially sell any current or future product candidates that we may develop. If we cannot successfully defend ourselves against claims that our current or future product candidates caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any current or future product candidates that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue; and

•	the inability to commercialize any current or future product candidates that we may develop.

We do not yet maintain product liability insurance, and we anticipate that we will need to increase our insurance coverage when we begin clinical trials and if we successfully commercialize any product candidate.

Insurance coverage is increasingly expensive. We may not be able to maintain product liability insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Even if we are able to commercialize any current or future product candidates, such drugs may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm our business.

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the U.S. and in other countries, sales of any products for which we may receive regulatory marketing approval for commercial sale will depend, in part, on the availability of coverage and reimbursement from third-party payors. Third-party payors include government healthcare programs (e.g., Medicare and Medicaid), managed care providers, private health insurers, health maintenance organizations and other organizations. These third-party payors decide which medications they will pay for and establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and other third-party payors is essential for most patients to be able to afford treatments such as targeted protein degradation therapies.

In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, or HHS. CMS decides whether and to what extent our products will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree. Factors payors consider in determining reimbursement are based on whether the product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Our ability to commercialize any current or future product candidates successfully also will depend in part on the extent to which coverage and reimbursement for these current or future product candidates and related treatments will be available from government authorities, private health insurers and other organizations. Moreover, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. We cannot be sure that coverage will be available for any product candidate that we commercialize. If coverage is available, but reimbursement is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

In the U.S., no uniform policy exists for coverage and reimbursement for products among third-party payors. Therefore, decisions regarding the extent of coverage and amount of reimbursement to be provided can differ significantly from payor to payor. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the reimbursement rate a payor will pay for the product. One third-party payor’s decision to cover a particular product or service does not ensure that other payors will also provide coverage for the medical product or service. Third-party payors may limit coverage to specific products on an approved list or formulary, which may not include all FDA-approved products for a particular indication. Also, third-party payors may refuse to include a particular branded product on their formularies or otherwise restrict patient access to a branded drug when a less costly generic equivalent or other alternative is available.

Further, third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to secure coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain FDA or comparable regulatory approvals. Additionally, we may also need to provide discounts to purchasers, private health plans or government healthcare programs. Despite our best efforts, our product candidates may not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover an approved product as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, our operations and financial condition.

Finally, in some foreign countries, the proposed pricing for a product candidate must be approved before it may be lawfully marketed. The requirements governing product pricing vary widely from country to country. For example, in the EU pricing and reimbursement of pharmaceutical products are regulated at a national level under the individual EU Member States’ social security systems. Some foreign countries provide options to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and can control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A country may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for products will allow favorable reimbursement and pricing arrangements for any of our product candidates. Even if approved for reimbursement, historically, product candidates launched in some foreign countries, such as some countries in the EU, do not follow price structures of the U.S. and prices generally tend to be significantly lower.

Current and future healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business by requiring, for example: (i) changes to our manufacturing arrangements, (ii) additions or modifications to product labeling, (iii) the recall or discontinuation of our products or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

In the United States and in some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes intended to broaden access to healthcare, improve the quality of healthcare, and contain or lower the cost of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the ACA, was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA, among other things, subjects biological products to potential competition by lower-cost biosimilars, expands the types of entities eligible for the 340B drug discount program, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs, and creates a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, or BBA, effective as of January 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

Since its enactment, there have been judicial, administrative, executive and Congressional legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, various portions of the ACA are currently undergoing constitutional challenges in the U.S. Supreme Court, the Trump Administration has issued various Executive Orders eliminating cost sharing subsidies and various provisions that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices, and Congress has introduced several pieces of legislation aimed at significantly revising or repealing the ACA. It is unclear whether the ACA will be overturned, repealed, replaced, or further amended. We cannot predict what affect further changes to the ACA would have on our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. Specifically, the Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013, and, due to subsequent legislative amendments, will remain in effect through 2030 unless additional Congressional action is taken. However, pursuant to the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, the 2% Medicare sequester reductions will be suspended from May 1, 2020 through December 31, 2020 due to the COVID-19 pandemic. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The BBA also amended the ACA, effective January 1, 2019, by increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.”

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent U.S. Congressional inquiries and has further resulted in proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. For example, at the federal level, the Trump administration’s budget for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Additionally, the Trump Administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of product candidates paid by consumers. HHS has solicited feedback on some of these measures and, at the same time, is immediately implementing others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy, a type of prior authorization, for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our current or future product candidates or additional pricing pressures. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

If, in the future, we are unable to establish sales and marketing and patient support capabilities or enter into agreements with third parties to sell and market our current or future product candidates, we may not be successful in commercializing our current or future product candidates if and when they are approved, and we may not be able to generate any revenue.

We do not currently have a sales or marketing infrastructure and have no experience in the sales, marketing, patient support or distribution of drugs. To achieve commercial success for any approved product candidate for which we retain sales and marketing responsibilities, we must build our sales, marketing, patient support, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. In the future, we may choose to build a focused sales and marketing infrastructure to sell, or participate in sales activities with our collaborators for, some of our current or future product candidates if and when they are approved.

There are risks involved with both establishing our own sales and marketing and patient support capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any drug launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our current or future product candidates on our own include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future drugs;

•	the lack of complementary drugs to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales, marketing, patient support and distribution services, our drug revenues or the profitability of these drug revenues to us are likely to be lower than if we were to market and sell any current or future product candidates that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our current or future product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our current or future product candidates effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our current or future product candidates. Further, our business, results of operations, financial condition and prospects will be materially adversely affected.

Our relationships with customers, health care providers, physicians, and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished future profits and earnings.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any current or future product candidates for which we obtain marketing approval. Our business operations and any current or future arrangements with third-party payors and customers may expose us to broadly applicable federal and state laws relating to fraud and abuse, as well as other healthcare laws and regulations. These laws may impact, among other things, the business or financial arrangements and relationships through which we market, sell and distribute any current or future product candidates for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include, among others:

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the federal Anti-Kickback Statute, which prohibits, among other things, any person or entity from knowingly and willfully soliciting, offering, receiving, providing or paying remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, or arranging for, any item, good, facility, or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations can result in significant civil monetary and criminal penalties for each violation, plus up to three times the amount of remuneration, imprisonment, and exclusion from government healthcare programs. Further, a violation of the federal Anti-Kickback Statute can also form the basis for False Claims Act liability;

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the federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which prohibits individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. Actions under the False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the False Claims Act can result in very significant monetary penalties for each false claim and three times the amount of the government’s damages. Manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false of fraudulent claim for purposes of the False Claims Act;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes additional criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private); and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal physician payment transparency laws, including the federal Physician Payment Sunshine Act created under the ACA, which requires manufacturers of certain drugs, devices, biologics and medical supplies, among others, to track and disclose payments under Medicare, Medicaid, or the Children’s Health Insurance Program (with certain exceptions) and other transfers of value they make to U.S. physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners. This information is subsequently made publicly available in a searchable format on a CMS website. Failure to disclose required information may result in civil monetary penalties for all payments, transfers of value or ownership or investment interests that are not timely, accurately and completely reported in an annual submission;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, including the final omnibus rule published on January 25, 2013, which imposes, among other things, certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain, transmit, or obtain, protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions; and

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analogous state law equivalents of each of the above U.S. federal laws, such as state anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state and local marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements; state laws that require the reporting of information related to drug pricing; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; state and local laws that require the licensure and/or registration of pharmaceutical sales representatives; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are to be found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws, any of which could adversely affect our ability to operate our business and our financial results. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to similar actions, penalties, and sanctions.

The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of EU Member States, such as the U.K. Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment. Payments made to physicians in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.

Risks Related to Our Dependence on Third Parties

We rely on third parties to conduct preclinical studies, and we expect to rely on third parties to conduct our clinical trials for our current and future product candidates. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain marketing approval for or commercialize our current and potential future product candidates and our business could be substantially harmed.

We utilize and depend upon independent investigators and collaborators, such as medical institutions, CROs, contract manufacturing organizations and strategic partners to help conduct our preclinical studies. We do not have the ability to independently conduct clinical trials. We expect to rely on medical institutions, clinical investigators, contract laboratories, and other third parties, including collaboration partners, to conduct or otherwise support clinical trials for our current or future product candidates. We expect to rely heavily on these parties for execution of clinical trials for our product candidates and control only certain aspects of their activities. Nevertheless, we will be responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on CROs will not relieve us of our regulatory responsibilities. For any violations of laws and regulations during the conduct of our preclinical studies or clinical trials, we could be subject to untitled and warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.

We and any third parties that we contract with are required to comply with regulations and requirements, including GCP, for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial patients are adequately informed of the potential risks of participating in clinical trials and their rights are protected. These regulations are enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for any drugs in clinical development. The FDA enforces GCP requirements through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we or the third parties we contract with fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any of our future clinical trials will comply with GCP. In addition, our clinical trials must be conducted with current or future product candidates produced under cGMP regulations. Our failure or the failure of third parties that we may contract with to comply with these regulations may require us to repeat some aspects of a specific, or an entire, clinical trial, which would delay the marketing approval process and could also subject us to enforcement action. We also are required to register certain ongoing clinical trials and provide certain information, including information relating to the trial’s protocol, on a government-sponsored database, ClinicalTrials.gov, within specific timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Although we intend to design the clinical trials for our current or future product candidates, or be involved in the design when other parties sponsor the trials, we anticipate that third parties will conduct all of our clinical trials. As a result, many important aspects of our clinical development, including their conduct, timing and response to the ongoing COVID-19 pandemic, will be outside of our direct control. Our reliance on third parties to conduct future clinical trials will also result in less direct control over the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

•	have staffing difficulties;

•	fail to comply with contractual obligations;

•	experience regulatory compliance issues; and

•	form relationships with other entities, some of which may be our competitors.

These factors may materially adversely affect the willingness or ability of third parties to conduct our clinical trials and may subject us to unexpected cost increases that are beyond our control. If our CROs do not perform clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements, the development, marketing approval and commercialization of our current or future product candidates may be delayed, we may not be able to obtain marketing approval and commercialize our current or future product candidates, or our development programs may be materially and irreversibly harmed. If we are unable to rely on clinical data collected by our CROs, we could be required to repeat, extend the duration of, or increase the size of any clinical trials we conduct and this could significantly delay commercialization and require significantly greater expenditures.

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs on commercially reasonable terms, or at all. If our CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain are compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, any clinical trials such CROs are associated with may be extended, delayed or terminated, and we may not be able to obtain marketing approval for or successfully commercialize our current or future product candidates. As a result, we believe that our financial results and the commercial prospects for our current or future product candidates in the subject indication would be harmed, our costs could increase and our ability to generate revenue could be delayed.

The third parties upon whom we rely for the supply of the API, drug product, and starting materials used in our product candidates are limited in number, and the loss of any of these suppliers could significantly harm our business.

The drug substance and drug product in our product candidates are supplied to us from a small number of suppliers, and in some cases sole source suppliers. Our ability to successfully develop our current or future product candidates, and to ultimately supply our commercial drugs in quantities sufficient to meet the market demand, depends in part on our ability to obtain the drug product and drug substance for these drugs in accordance with regulatory requirements and in sufficient quantities for commercialization and clinical testing. We do not currently have arrangements in place for a redundant or second-source supply of all drug product or drug substance in the event any of our current suppliers of such drug product and drug substance cease their operations for any reason. Any delays in the delivery of our drug substance, drug product or starting materials could have an adverse effect and potentially harm our business. For example, in February 2020, one of our vendors for API starting materials based in Wuhan, China ceased its operations for several weeks due to the COVID-19 pandemic, which caused a minor delay in the delivery of API starting materials to a separate vendor who manufactures API.

For all of our current or future product candidates, we intend to identify and qualify additional manufacturers to provide such API, drug product and drug substance prior to submission of an NDA to the FDA and/or an MAA to the EMA. We are not certain, however, that our single-source and dual source suppliers will be able to meet our demand for their products, either because of the nature of our agreements with those suppliers, our limited experience with those suppliers or our relative importance as a customer to those suppliers. It may be difficult for us to assess their ability to timely meet our demand in the future based on past performance. While our suppliers have generally met our demand for their products on a timely basis in the past, they may subordinate our needs in the future to their other customers.

Establishing additional or replacement suppliers for the drug product and drug substance used in our current or future product candidates, if required, may not be accomplished quickly. If we are able to find a replacement supplier, such replacement supplier would need to be qualified and may require additional regulatory approval, which could result in further delay. While we seek to maintain adequate inventory of the drug product and drug substance used in our current or future product candidates, any interruption or delay in the supply of components or materials, or our inability to obtain such API, drug product and drug substance from alternate sources at acceptable prices in a timely manner, could impede, delay, limit or prevent our development efforts, which could harm our business, results of operations, financial condition and prospects.

Our success is dependent on our executive management team’s ability to successfully pursue business development, strategic partnerships and investment opportunities as our company matures. We may also form or seek strategic alliances or acquisitions or enter into additional collaboration and licensing arrangements in the future, and we may not realize the benefits of such collaborations, alliances, acquisitions or licensing arrangements.

We have entered into collaboration and licensing arrangements with Vertex and Sanofi and may in the future form or seek strategic alliances or acquisitions, create joint ventures, or enter into additional collaboration and licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our current product candidates and any future product candidates that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business.

In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or acquisition or other alternative arrangements for our current or future product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our current or future product candidates as having the requisite potential to demonstrate safety, potency, purity and efficacy and obtain marketing approval.

Further, collaborations involving our technologies or current or future product candidates are subject to numerous risks, which may include the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;

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collaborators may not pursue development and commercialization of our current or future product candidates or may elect not to continue or renew development or commercialization of our current or future product candidates based on clinical trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our current or future product candidates;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to their marketing and distribution;

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collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

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disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our current or future product candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

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collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable current or future product candidates. For example, the collaboration agreement with Vertex may be terminated by Vertex either in its entirety or on a target-by-target basis, upon one hundred eighty days’ prior written notice to us, upon our material breach, subject to specified notice and cure provisions, or upon our bankruptcy, insolvency, dissolution or winding up;

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collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such intellectual property; and

•	collaborators may not pay milestones and royalties due to the company in a timely manner.

As a result, we may not be able to realize the benefit of our existing collaboration and licensing arrangements or any future strategic partnerships or acquisitions, collaborations or license arrangements we may enter into if we are unable to successfully integrate them with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction, license, collaboration or other business development partnership, we will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new collaborations or strategic partnership agreements related to our current or future product candidates could delay the development and commercialization of our current or future product candidates in certain geographies or for certain indications, which would harm our business prospects, financial condition and results of operations.

Our manufacturing process needs to comply with FDA regulations relating to the quality and reliability of such processes. Any failure to comply with relevant regulations could result in delays in or termination of our preclinical and future clinical programs and suspension or withdrawal of any regulatory approvals.

In order to commercially produce our products either at our own facility or at a third party’s facility, we will need to comply with the FDA’s cGMP regulations and guidelines. We may encounter difficulties in achieving quality control and quality assurance and may experience shortages in qualified personnel. We are subject to inspections by the FDA and comparable foreign regulatory authorities to confirm compliance with applicable regulatory requirements. Any failure to follow cGMP or other regulatory requirements or delay, interruption or other issues that arise in the manufacture, fill-finish, packaging, or storage of our product candidates as a result of a failure of our facilities or the facilities or operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair our ability to develop and commercialize our current or future product candidates, including leading to significant delays in the availability of our product candidates for our future clinical trials or the termination of or suspension of a future clinical trial, or the delay or prevention of a filing or approval of marketing applications for our current or future product candidates. Significant non-compliance could also result in the imposition of sanctions, including warning or untitled letters, fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approvals for our current or future product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could damage our reputation and our business.

If our third-party manufacturers use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical materials, by our third-party manufacturers. Our manufacturers are subject to federal, state and local laws and regulations in the U.S. governing the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although we believe that our manufacturers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.

Risks Related to Intellectual Property

If we are unable to obtain and maintain patent and other intellectual property protection for our technology and product candidates or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and drugs similar or identical to ours, and our ability to successfully commercialize our technology and drugs may be impaired, and we may not be able to compete effectively in our market.

Our commercial success depends in part on our ability to obtain and maintain patent or other intellectual property protection in the U.S. and other countries for our current or future product candidates and our core technologies, including our proprietary Pegasus platform, our initial IRAK4, IRAKIMiD, and STAT3 programs, which are our three most advanced development programs, as well as our proprietary compound library and other know-how. We seek to protect our proprietary and intellectual property position by, among other methods, filing patent applications in the U.S. and abroad related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary and intellectual property position.

We own patent applications related to our platform E3 ligase ligand technology and our novel bifunctional degrader compounds, including claims to compositions of matter, pharmaceutical compositions, methods of use, methods of treatment, and other related methods.

As of June 30, 2020, our patent portfolio covering novel compounds discovered by our Pegasus platform included 37 patent families. Patent term adjustments, supplementary protection certificate filings, or patent term extensions could result in later expiration dates in various countries, while terminal disclaimers could result in earlier expiration dates in the U.S.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation.

The degree of patent protection we require to successfully commercialize our current or future product candidates may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We cannot provide any assurances that any of our pending patent applications that mature into issued patents will include claims with a scope sufficient to protect our Pegasus platform and our current or future product candidates. In addition, if the breadth or strength of protection provided by our patent applications or any patents we may own or in-license is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the U.S. For example, in jurisdictions outside the U.S., a license may not be enforceable unless all the owners of the intellectual property agree or consent to the license. Accordingly, any actual or purported co-owner of our patent rights could seek monetary or equitable relief requiring us to pay it compensation for, or refrain from, exploiting these patents due to such co-ownership. Furthermore, patents have a limited lifespan. In the U.S., and most other jurisdictions in which we have undertaken patent filings, the natural expiration of a patent is generally twenty years after it is filed, assuming all maintenance fees are paid. Various extensions may be available, on a jurisdiction-by-jurisdiction basis; however, the life of a patent, and thus the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, patents we may own or in-license may not provide us with adequate and continuing patent protection sufficient to exclude others from commercializing drugs similar or identical to our current or future product candidates, including generic versions of such drugs.

Other parties have developed technologies that may be related or competitive to our own, and such parties may have filed or may file patent applications, or may have received or may receive patents, claiming inventions that may overlap or conflict with those claimed in our own patent applications or issued patents, with respect to either the same compounds, methods, formulations or other subject matter, in either case that we may rely upon to dominate our patent position in the market. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the U.S. and other jurisdictions are typically not published until at least 18 months after the earliest priority date of the patent filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in patents we may own or in-license patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights cannot be predicted with any certainty.

In addition, the patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Further, with respect to certain pending patent applications covering our current or future product candidates or technologies, prosecution has yet to commence. Patent prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the relevant patent office(s) may be significantly narrowed by the time they issue, if they ever do. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or to third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

Even if we acquire patent protection that we expect should enable us to establish and/or maintain a competitive advantage, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the U.S. and abroad. We may become involved in opposition, derivation, reexamination, inter partes review, or post-grant review proceedings challenging our patent rights or the patent rights of others from whom we may in the future obtain licenses to such rights, in the U.S. Patent and Trademark Office, or USPTO, the European Patent Office, or EPO, or in other countries. In addition, we may be subject to third-party submissions to the USPTO, the EPO, or elsewhere, that may reduce the scope or preclude the granting of claims from our pending patent applications. Competitors may challenge our issued patents or may file patent applications before we do. Competitors may also claim that we are infringing their patents and that we therefore cannot practice our technology as claimed under our patents or patent applications. Competitors may also contest our patents by showing an administrative patent authority or judge that the invention was not patent-eligible, was not novel, was obvious, and/or lacked inventive step, and/or that the patent application failed to meet relevant requirements relating to description, basis, enablement, and/or support; in litigation, a competitor could assert that our patents are not valid or are unenforceable for a number of reasons. If a court or administrative patent authority agrees, we would lose our protection of those challenged patents.

An adverse determination in any such submission or proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and drugs, without payment to us, or could limit the duration of the patent protection covering our technology and current or future product candidates. Such challenges may also result in our inability to manufacture or commercialize our current or future product candidates without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

In addition, we may in the future be subject to claims by our former employees or consultants asserting an ownership right in our patents or patent applications, as a result of the work they performed on our behalf. Although we generally require all of our employees, consultants and advisors and any other third parties who have access to our proprietary know-how, information or technology to assign or grant similar rights to their inventions to us, we cannot be certain that we have executed such agreements with all parties who may have contributed to our intellectual property, nor can we be certain that our agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which we may not have an adequate remedy.

Even if they are unchallenged, our issued patents and our pending patent applications, if issued, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent patents we may own or in-license by developing similar or alternative technologies or drugs in a non-infringing manner. For example, a third party may develop a competitive drug that provides benefits similar to one or more of our current or future product candidates but that has a different composition that falls outside the scope of our patent protection. If the patent protection provided by the patents and patent applications we hold or pursue with respect to our current or future product candidates is not sufficiently broad to impede such competition, our ability to successfully commercialize our current or future product candidates could be negatively affected, which would harm our business.

Furthermore, even if we are able to issue patents with claims of valuable scope in one or more jurisdictions, we may not be able to secure such claims in all relevant jurisdictions, or in a sufficient number to meaningfully reduce competition. Our competitors may be able to develop and commercialize their products, including products identical to ours, in any jurisdiction in which we are unable to obtain, maintain, or enforce such patent claims.

Obtaining and maintaining our patent protection, including patent term, depends on compliance with various procedural, document submission, deadlines, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated if we miss a filing deadline for patent protection on these inventions or otherwise fail to comply with these requirements.

The USPTO and foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after issuance of any patent. In addition, periodic maintenance fees, renewal fees, annuity fees and/or various other government fees are required to be paid periodically. While an inadvertent lapse can in some cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market with similar or identical products or platforms, which could have a material adverse effect on our business prospects and financial condition.

Depending upon the timing, duration and specifics of FDA marketing approval of our current or future product candidates, one or more of the U.S. patents we own or license may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. Different laws govern the extension of patents on approved pharmaceutical products in Europe and other jurisdictions. However, we may not be granted a patent extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. For example, we may not be granted an extension in the U.S. if all of our patents covering an approved product expire more than fourteen years from the date of NDA approval for a product covered by those patents. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our ability to generate revenues could be materially adversely affected.

If our trademarks and trade names for our products or company name are not adequately protected in one or more countries where we intend to market our products, we may delay the launch of product brand names, use different trademarks or tradenames in different countries, or face other potentially adverse consequences to building our product brand recognition.

Our trademarks or trade names may be challenged, infringed, diluted, circumvented or declared generic or determined to be infringing on other marks. We intend to rely on both registration and common law protection for our trademarks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using product names, which we need for name recognition by potential partners or customers in our markets of interest.

In addition, during the trademark registration process, we may receive Office Actions from the USPTO or from comparable agencies in foreign jurisdictions objecting to the registration of our trademark. In the USPTO and in comparable agencies in many foreign jurisdictions, third parties are also given an opportunity to oppose pending trademark applications and/or to seek the cancellation of registered trademarks. For example, in November 2019, Novartis AG filed actions in the U.S. and European Union trademark offices opposing our applications to register KYMERA and KYMERA THERAPEUTICS for pharmaceuticals and drug development services on the basis of its rights in the KYMRIAH mark. If successful, these oppositions could prevent us from obtaining trademark registrations for our company name and from enforcing certain rights under trademark law. Although we will be given an opportunity to respond to those objections, we may be unable to overcome them. Opposition or cancellation proceedings may be filed against future trademark applications or registrations, and our trademark applications or registrations may not survive such proceedings. In the United States, trademark registration is discretionary rather than mandatory. Therefore, we believe we would be able to use and enforce our trademark and trade name without impediment in the United States even in the event that registration is unsuccessful. In the European Union, unregistered marks are not protected against third party infringement under EU law, though they enjoy some protection under the national law of a minority of the member countries. Accordingly, if we are unable to obtain registrations of our KYMERA trademarks and trade names in the European Union, we may not be able to enforce our mark as effectively in that jurisdiction and our business could be affected by third party infringement. If we are otherwise unable to obtain registrations of our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

If we are unable to adequately protect and enforce our trade secrets, our business and competitive position would be harmed.

In addition to the protection afforded by patents we may own or in-license, we seek to rely on trade secret protection, confidentiality agreements, and license agreements to protect proprietary know-how that may not be patentable, processes for which patents are difficult to enforce and any other elements of our product discovery and development processes that involve proprietary know-how, information, or technology that may not be covered by patents. Although we require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, trade secrets can be difficult to protect and we have limited control over the protection of trade secrets used by our collaborators and suppliers. We cannot be certain that we have or will obtain these agreements in all circumstances and we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary information.

Moreover, any of these parties might breach the agreements and intentionally or inadvertently disclose our trade secret information and we may not be able to obtain adequate remedies for such breaches. In addition, competitors may otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. If we choose to go to court to stop a third party from using any of our trade secrets, we may incur substantial costs. These lawsuits may consume our time and other resources even if we are successful. Furthermore, the laws of some foreign countries do not protect proprietary rights and trade secrets to the same extent or in the same manner as the laws of the U.S. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the U.S. and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, financial condition, results of operations and future prospects.

In the case of employees, we enter into agreements providing that all inventions conceived by the individual, and which are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. Although we require all of our employees to assign their inventions to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may initiate, become a defendant in, or otherwise become party to lawsuits to protect or enforce our intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe any patents we may own or in-license. In addition, any patents we may own or in-license also may become involved in inventorship, priority, validity or unenforceability disputes. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, in an infringement proceeding, a court may decide that one or more of any patents we may own or in-license is not valid or is unenforceable or that the other party’s use of our technology that may be patented falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1). There is also the risk that, even if the validity of these patents is upheld, the court may refuse to stop the other party from using the technology at issue on the grounds that any patents we may own or in-license do not cover the technology in question or that such third party’s activities do not infringe our patent applications or any patents we may own or in-license. An adverse result in any litigation or defense proceedings could put one or more of any patents we may own or in-license at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, patient support or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

Post-grant proceedings provoked by third parties or brought by the USPTO may be necessary to determine the validity or priority of inventions with respect to our patent applications or any patents we may own or in-license. These proceedings are expensive and an unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. In addition to potential USPTO post-grant proceedings, we may become a party to patent opposition proceedings in the EPO, or similar proceedings in other foreign patent offices or courts where our patents may be challenged. The costs of these proceedings could be substantial, and may result in a loss of scope of some claims or a loss of the entire patent. An unfavorable result in a post-grant challenge proceeding may result in the loss of our right to exclude others from practicing one or more of our inventions in the relevant country or jurisdiction, which could have a material adverse effect on our business. Litigation or post-grant proceedings within patent offices may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the U.S.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

We may not be able to detect infringement against any patents we may own or in-license. Even if we detect infringement by a third party of any patents we may own or in-license, we may choose not to pursue litigation against or settlement with the third party. If we later sue such third party for patent infringement, the third party may have certain legal defenses available to it, which otherwise would not be available except for the delay between when the infringement was first detected and when the suit was brought. Such legal defenses may make it impossible for us to enforce any patents we may own or in-license against such third party.

Intellectual property litigation and administrative patent office patent validity challenges in one or more countries could cause us to spend substantial resources and distract our personnel from their normal responsibilities. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, patient support or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. As noted above, some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace, including compromising our ability to raise the funds necessary to continue our preclinical studies and future clinical trials, continue our research programs, license necessary technology from third parties, or enter into development collaborations that would help us commercialize our current or future product candidates, if approved. Any of the foregoing events would harm our business, financial condition, results of operations and prospects.

We may be subject to damages or settlement costs resulting from claims that we or our employees have violated the intellectual property rights of third parties, or are in breach of our agreements. We may be accused of, allege or otherwise become party to lawsuits or disputes alleging wrongful disclosure of third-party confidential information by us or by another party, including current or former employees, contractors or consultants. In addition to diverting attention and resources, such disputes could adversely impact our business reputation and/or protection of our proprietary technology.

The intellectual property landscape relevant to our products and programs is crowded, and third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business. Our commercial success depends upon our ability to develop, manufacture, market and sell our current and future product candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including derivation, interference, reexamination, inter partes review and post grant review proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. We or any of our current or future licensors or strategic partners may be party to, exposed to, or threatened with, future adversarial proceedings or litigation by third parties having patent or other intellectual property rights alleging that our current or future product candidates and/or proprietary technologies infringe, misappropriate or otherwise violate their intellectual property rights. We cannot assure you that our current or future product candidates, the Pegasus platform, and other technologies that we have developed, are developing or may develop in the future do not or will not infringe, misappropriate or otherwise violate existing or future patents or other intellectual property rights owned by third parties. For example, many of our employees were previously employed at other biotechnology or pharmaceutical companies. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s former employer. We may also be subject to claims that patents and applications we have filed to protect inventions of our employees, consultants and advisors, even those related to one or more of our current or future product candidates, the Pegasus platform, or other technologies, are rightfully owned by their former or concurrent employer. Litigation may be necessary to defend against these claims.

While certain activities related to development and preclinical and clinical testing of our current or future product candidates may be subject to safe harbor of patent infringement under 35 U.S.C. §271(e)(1), upon receiving FDA approval for such candidates we or any of our future licensors or strategic partners may immediately become party to, exposed to, or threatened with, future adversarial proceedings or litigation by third parties having patent or other intellectual property rights alleging that such product candidates infringe, misappropriate or otherwise violate their intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our current or future product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our current or future product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in our fields, there may be a risk that third parties may allege they have patent rights encompassing our current or future product candidates, technologies or methods.

If a third party claims that we infringe, misappropriate or otherwise violate its intellectual property rights, we may face a number of issues, including, but not limited to:

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infringement, misappropriation and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business and may impact our reputation;

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substantial damages for infringement, misappropriation or other violations, which we may have to pay if a court decides that the product candidate or technology at issue infringes, misappropriates or violates the third party’s rights, and, if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees;

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a court prohibiting us from developing, manufacturing, marketing or selling our current or future product candidates, or from using our proprietary technologies, including our Pegasus platform, unless the third-party licenses its product rights to us, which it is not required to do on commercially reasonable terms or at all;

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if a license is available from a third party, we may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses to intellectual property rights for our products, or the license to us may be non-exclusive, which would permit third parties to use the same intellectual property to compete with us;

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redesigning our current or future product candidates or processes so they do not infringe, misappropriate or violate third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time; and

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there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, results of operations, financial condition and prospects. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition, results of operations or prospects.

Third parties may assert that we are employing their proprietary technology without authorization. Patents issued in the U.S. by law enjoy a presumption of validity that can be rebutted in U.S. courts only with evidence that is “clear and convincing,” a heightened standard of proof. There may be issued third-party patents of which we are currently unaware with claims to compositions, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our current or future product candidates. Patent applications can take many years to issue. In addition, because some patent applications in the U.S. may be maintained in secrecy until the patents are issued, patent applications in the U.S. and many foreign jurisdictions are typically not published until 18 months after their earliest priority filing date, and publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications covering our current or future product candidates or technology. If any such patent applications issue as patents, and if such patents have priority over our patent applications or patents we may own or in-license, we may be required to obtain rights to such patents owned by third parties which may not be available on commercially reasonable terms or at all, or may only be available on a non-exclusive basis. There may be currently pending third-party patent applications which may later result in issued patents that our current or future product candidates may infringe. It is also possible that patents owned by third parties of which we are aware, but which we do not believe are relevant to our current or future product candidates or other technologies, could be found to be infringed by our current or future product candidates or other technologies. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Moreover, we may fail to identify relevant patents or incorrectly conclude that a patent is invalid, not enforceable, exhausted, or not infringed by our activities. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of our current or future product candidates, molecules used in or formed during the manufacturing process, or any final product itself, the holders of any such patents may be able to block our ability to commercialize the product candidate unless we obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our current or future product candidates or Pegasus platform may be impaired or delayed, which could in turn significantly harm our business. Even if we obtain a license, it may be nonexclusive, thereby giving our competitors access to the same technologies licensed to us.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our current or future product candidates. Defense of these claims, regardless of their merit, could involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement, misappropriation or other violation against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our current or future product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our current or future product candidates or technologies, which could harm our business significantly.

We will not obtain patent or other intellectual property protection for and current or future product candidates in all jurisdictions throughout the world, and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

We may not be able to pursue patent coverage of our current or future product candidates, the Pegasus platform, or other technologies in all countries. Filing, prosecuting and defending patents on current or future product candidates, the Pegasus platform, and other technologies in all countries throughout the world would be prohibitively expensive, and intellectual property rights in some countries outside the U.S. can be less extensive than those in the U.S. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the U.S. Consequently, we may not be able to prevent third parties from infringing on our inventions in all countries outside the U.S., or from selling or importing products made using our inventions in and into the U.S. or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the U.S. These products may compete with our current or future product candidates and in jurisdictions where we do not have any issued patents our patent applications or other intellectual property rights may not be effective or sufficient to prevent them from competing. Much of our patent portfolio is at the very early stage. We will need to decide whether and in which jurisdictions to pursue protection for the various inventions in our portfolio prior to applicable deadlines.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to pharmaceutical products, which could make it difficult for us to stop the infringement of any patents we may own or in-license or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce any rights we may have in our patent applications or any patents we may own or in-license in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put any patents we may own or in-license at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents we may own or license that are relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

We may not obtain or grant licenses or sublicenses to intellectual property rights in all markets on equally or sufficiently favorable terms with third parties.

It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our products, in which case we would be required to obtain a license from these third parties. The licensing of third-party intellectual property rights is a competitive area, and more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. More established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to license such technology, or if we are forced to license such technology on unfavorable terms, our business could be materially harmed. If we are unable to obtain a necessary license, we may be unable to develop or commercialize the affected current or future product candidates, which could materially harm our business, and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties or other forms of compensation. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

If we fail to comply with our obligations in our current or any future agreements under which we may license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We are dependent on patents, know-how and proprietary technology, both our own and in-licensed from Vertex, Sanofi and other collaborators. Our commercial success depends upon our ability to develop, manufacture, market and sell our current or future product candidates and use our and our licensors’ proprietary technologies without infringing the proprietary rights of third parties. Vertex, Sanofi and other collaborators may have the right to terminate their respective license agreements in full in the event that we materially breach or default in the performance of any of the obligations under such license agreements.

Any termination of these licenses, or if the underlying patents fail to provide the intended exclusivity, could result in the loss of significant rights and could harm our ability to commercialize our current or future product candidates, the Pegasus platform, or other technologies, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical to ours, and we may be required to cease our development and commercialization of certain of our current or future product candidates. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Disputes may also arise between us and our current or future licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe, misappropriate or otherwise violate intellectual property rights of the licensor that is not subject to the licensing agreement;

•	our right to sublicense patent and other rights to third parties under collaborative development relationships;

•

our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our current or future product candidates, and what activities satisfy those diligence obligations;

•	the priority of invention of any patented technology; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our current or future licensors and us and our partners.

In addition, the agreements under which we may license intellectual property or technology from third parties are likely to be complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we may license prevent or impair our ability to maintain current or future licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected current or future product candidates or technologies, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our current or future product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity and is therefore costly, time consuming and inherently uncertain.

The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Additionally, there have been recent proposals for additional changes to the patent laws of the U.S. and other countries that, if adopted, could impact our ability to obtain patent protection for our proprietary technology or our ability to enforce our proprietary technology. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might subject us to infringement claims or adversely affect our ability to develop and market our current or future product candidates.

We cannot guarantee that any of our or our licensors’ patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending patent application in the U.S. and abroad that is relevant to or necessary for the commercialization of our current or future product candidates in any jurisdiction. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the U.S. remain confidential until patents issue. As mentioned above, patent applications in the U.S. and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our current or future product candidates could have been filed by third parties without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our current or future product candidates or the use of our current or future product candidates. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our current or future product candidates. We may incorrectly determine that our current or future product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the U.S. or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our current or future product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our current or future product candidates.

If we fail to identify and correctly interpret relevant patents, we may be subject to infringement claims. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we fail in any such dispute, in addition to being forced to pay damages, which may be significant, we may be temporarily or permanently prohibited from commercializing any of our current or future product candidates or technologies that are held to be infringing. We might, if possible, also be forced to redesign current or future product candidates so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business and could adversely affect our business, financial condition, results of operations and prospects.

Intellectual property rights do not guarantee commercial success of current or future product candidates or other business activities. Numerous factors may limit any potential competitive advantage provided by our intellectual property rights.

The degree of future protection afforded by our intellectual property rights, whether owned or in-licensed, is uncertain because intellectual property rights have limitations, and may not adequately protect our business, provide a barrier to entry against our competitors or potential competitors, or permit us to maintain our competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of our technology, we may not be able to fully exercise or extract value from our intellectual property rights. The following examples are illustrative:

•	patent applications that we own or may in-license may not lead to issued patents;

•	patents, should they issue, that we may own or in-license, may not provide us with any competitive advantages, may be narrowed in scope, or may be challenged and held invalid or unenforceable;

•

others may be able to develop and/or practice technology, including compounds that are similar to the chemical compositions of our current or future product candidates, that is similar to our technology or aspects of our technology but that is not covered by the claims of any patents we may own or in-license, should any patents issue;

•	third parties may compete with us in jurisdictions where we do not pursue and obtain patent protection;

•	we, or our future licensors or collaborators, might not have been the first to make the inventions covered by a patent application that we own or may in-license;

•	we, or our future licensors or collaborators, might not have been the first to file patent applications covering a particular invention;

•	others may independently develop similar or alternative technologies without infringing, misappropriating or otherwise violating our intellectual property rights;

•

our competitors might conduct research and development activities in the U.S. and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights, and may then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not be able to obtain and/or maintain necessary licenses on reasonable terms or at all;

•

third parties may assert an ownership interest in our intellectual property and, if successful, such disputes may preclude us from exercising exclusive rights, or any rights at all, over that intellectual property;

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such trade secrets or know-how;

•	we may not be able to maintain the confidentiality of our trade secrets or other proprietary information;

•	we may not develop or in-license additional proprietary technologies that are patentable; and

•	the patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, financial condition, results of operations and prospects.

Risks Related to Employee Matters, Managing Growth and Other Risks Related to Our Business

We or the third parties upon whom we depend may be adversely affected by natural disasters, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Any unplanned event, such as flood, fire, explosion, earthquake, extreme weather condition, medical epidemics, including any potential effects from the current global spread of COVID-19, power shortage, telecommunication failure or other natural or man-made accidents or incidents that result in us being unable to fully utilize our facilities, or the manufacturing facilities of our third-party contract manufacturers, may have a material and adverse effect on our ability to operate our business and have significant negative consequences on our financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of our product candidates or interruption of our business operations. Natural disasters or pandemics such as the COVID-19 outbreak could further disrupt our operations, and have a material and adverse effect on our business, financial condition, results of operations and prospects. For example, we have instituted a temporary work from home policy for non-essential office personnel and it is possible that this could have a negative impact on the execution of our business plans and operations. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our research facilities or the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business. As part of our risk management policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, we cannot assure our investors that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities or the manufacturing facilities of our third-party contract manufacturers are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our research and development programs may be harmed. Any business interruption may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the research and development, clinical and business development expertise of Nello Mainolfi, Ph.D., our President and Chief Executive Officer, Jared Gollob, M.D., our Chief Medical Officer, and Bruce Jacobs, our Chief Financial Officer, as well as the other principal members of our management, scientific and clinical teams. Although we have entered into employment letter agreements with our executive officers, each of them may terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or other employees. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize drugs. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. Failure to succeed in clinical trials may make it more challenging to recruit and retain qualified scientific personnel.

We will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.

As of June 30, 2020, we had 55 full-time employees, and in connection with becoming a public company, we expect to increase our number of employees and the scope of our operations. To manage our anticipated development and expansion, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our current or future product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our current or future product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

As widely reported, global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability, including most recently in connection with the COVID-19 pandemic. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Furthermore, our stock price may decline due in part to the volatility of the stock market and the general economic downturn.

Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay, scale back or discontinue the development and commercialization of one or more of our product candidates or delay our pursuit of potential in-licenses or acquisitions. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

Our internal computer systems, or those of our third-party CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our current or future product candidates’ development programs.

Despite the implementation of security measures, our internal computer systems and those of our third-party CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs. For example, the loss of data from preclinical studies or future clinical trials for our current or future product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, other data or applications relating to our technology or current or future product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of our current or future product candidates could be delayed.

We may be unable to adequately protect our information systems from cyberattacks, which could result in the disclosure of confidential or proprietary information, including personal data, damage our reputation, and subject us to significant financial and legal exposure.

We rely on information technology systems that we or our third-party providers operate to process, transmit and store electronic information in our day-to-day operations. In connection with our product discovery efforts, we may collect and use a variety of personal data, such as name, mailing address, email addresses, phone number and clinical trial information. A successful cyberattack could result in the theft or destruction of intellectual property, data or other misappropriation of assets, or otherwise compromise our confidential or proprietary information and disrupt our operations. Cyberattacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyberattacks could include wrongful conduct by hostile foreign governments, industrial espionage, wire fraud and other forms of cyber fraud, the deployment of harmful malware, denial-of-service, social engineering fraud or other means to threaten data security, confidentiality, integrity and availability. A successful cyberattack could cause serious negative consequences for us, including, without limitation, the disruption of operations, the misappropriation of confidential business information, including financial information, trade secrets, financial loss and the disclosure of corporate strategic plans. Although we devote resources to protect our information systems, we realize that cyberattacks are a threat, and there can be no assurance that our efforts will prevent information security breaches that would result in business, legal, financial or reputational harm to us, or would have a material adverse effect on our results of operations and financial condition. Any failure to prevent or mitigate security breaches or improper access to, use of, or disclosure of our clinical data or patients’ personal data could result in significant liability under state (e.g., state breach notification laws), federal (e.g., HIPAA, as amended by HITECH), and international law (e.g., the EU General Data Protection Regulation, or GDPR) and may cause a material adverse impact to our reputation, affect our ability to use collected data, conduct new studies and potentially disrupt our business.

We rely on our third-party providers to implement effective security measures and identify and correct for any such failures, deficiencies or breaches. We also rely on our employees and consultants to safeguard their security credentials and follow our policies and procedures regarding use and access of computers and other devices that may contain our sensitive information. If we or our third-party providers fail to maintain or protect our information technology systems and data integrity effectively or fail to anticipate, plan for or manage significant disruptions to our information technology systems, we or our third-party providers could have difficulty preventing, detecting and controlling such cyber-attacks and any such attacks could result in losses described above, as well as disputes with physicians, patients and our partners, regulatory sanctions or penalties, increases in operating expenses, expenses or lost revenues or other adverse consequences, any of which could have a material adverse effect on our business, results of operations, financial condition, prospects and cash flows. Any failure by such third parties to prevent or mitigate security breaches or improper access to or disclosure of such information could have similarly adverse consequences for us. If we are unable to prevent or mitigate the impact of such security or data privacy breaches, we could be exposed to litigation and governmental investigations, which could lead to a potential disruption to our business.

Our employees, principal investigators, CROs and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading laws.

We are exposed to the risk that our employees, principal investigators, CROs and consultants may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate the regulations of the FDA and other regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities; healthcare fraud and abuse laws and regulations in the U.S. and abroad; or laws that require the reporting of financial information or data accurately. In particular, sales, marketing, patient support and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Other activities subject to these laws include the improper use of information obtained in the course of clinical trials or creating fraudulent data in our preclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We intend to adopt, prior to the completion of this offering, a code of conduct applicable to all of our employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant criminal, civil and administrative sanctions including monetary penalties, damages, fines, disgorgement, individual imprisonment, reputational harm, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

Risks Related to Our Common Stock and This Offering

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act of 2002, as amended, or Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and The Nasdaq Global Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas, such as “say on pay” and proxy access. Emerging growth companies may implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of these extended transition periods, but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	the success of competitive drugs or technologies;

•	results of preclinical studies and clinical trials of our current or future product candidates or those of our competitors;

•	regulatory or legal developments in the U.S. and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our current or future product candidates or clinical development programs;

•	the results of our efforts to discover, develop, acquire or in-license additional current or future product candidates or drugs;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

COVID-19 has been spreading rapidly around the world since December 2019 and has negatively affected the stock market and investor sentiment. The price of our common stock may be disproportionately affected as investors may favor traditional profit-making industries and companies during the times of market uncertainty and instability.

An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock. Although our common stock has been approved for listing on The Nasdaq Global Market, an active trading market for our common stock may never develop or be sustained following this offering. The initial public offering price of our common stock was determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after this offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the initial public offering price of $20.00 per share, purchasers of common stock in this offering will experience immediate dilution of $13.63 per share in net tangible book value of the common stock. In addition, investors purchasing common stock in this offering will contribute 44.7% of the total amount invested by stockholders since inception but will only own 20.1% of the shares of common stock outstanding. In the past, we issued options and other securities to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding securities are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. See the section of this prospectus titled “Dilution” for a more detailed description of the dilution to new investors in the offering.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or current or future product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of private and public equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. We do not currently have any committed external source of funds. To the extent that we raise additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that materially adversely affect your rights as a common stockholder. Debt financing, if available, would increase our fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, future revenue streams, research programs or current or future product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, scale back or discontinue the development and commercialization of one or more of our product candidates, delay our pursuit of potential in-licenses or acquisitions or grant rights to develop and market current or future product candidates that we would otherwise prefer to develop and market ourselves.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

Our executive officers, directors, principal stockholders and their affiliates will continue to exercise significant influence over our company after this offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Immediately following the completion of this offering, and disregarding any shares of common stock that they purchase in this offering, the existing holdings of our executive officers, directors, principal stockholders and their affiliates will represent beneficial ownership, in the aggregate, of approximately    % of our outstanding common stock, assuming no exercise of the underwriters’ option to acquire additional common stock in this offering and assuming we issue the number of shares of common stock as set forth on the cover page of this prospectus. As a result, these stockholders, if they act together, will be able to influence our management and affairs and the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. These stockholders acquired their shares of common stock for substantially less than the price of the shares of common stock being acquired in this offering, and these stockholders may have interests with respect to their common stock that are different from those of investors in this offering. The concentration of voting power among these stockholders may have an adverse effect on the price of our common stock. In addition, this concentration of ownership might adversely affect the market price of our common stock by:

•	delaying, deferring or preventing a change of control of us;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

See the section of this prospectus titled “Principal Stockholders” for more information regarding the ownership of our outstanding common stock by our executive officers, directors, principal stockholders and their affiliates.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control, which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our fourth amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, and our second amended and restated bylaws, which became effective upon the effectiveness of our registration statement, will contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

•

a requirement that special meetings of stockholders be called only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office;

•	advance notice requirements for stockholder proposals and nominations for election to our board of directors;

•

a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

•

a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

•

the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, or DGCL, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These antitakeover provisions and other provisions in our fourth amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Our amended and restated bylaws that became effective upon the effectiveness of our registration statement designate specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our amended and restated bylaws that became effective upon the effectiveness of our registration statement, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any state law claims for (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of or based on a breach of a fiduciary duty owed by any director, officer or other employee of ours to us or our stockholders; (3) any action asserting a claim pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or (4) any action asserting a claim governed by the internal affairs doctrine, or the Delaware Forum Provision. The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. Our amended and restated bylaws further provide that unless we consent in writing to the selection of an alternative forum, the United States District Court for the District of Massachusetts shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. In addition, our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

We recognize that the Delaware Forum Provision and the Federal Forum Provision in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware or the Commonwealth of Massachusetts, as applicable. Additionally, the forum selection clauses in our amended and restated bylaws may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the United States District Court for the District of Massachusetts may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the market price of our common stock could decline. Based upon the number of shares of common stock, on an as-converted basis, outstanding as of June 30, 2020, upon the completion of this offering and the concurrent private placement with Vertex, we will have outstanding a total of 43,138,602 shares of common stock, assuming no exercise of the underwriters’ option to purchase an additional 1,302,720 shares and no exercise of Vertex’s option to purchase up to an additional 88,220 shares. Of these shares, as of the date of this prospectus, approximately 8,928,502 shares of our common stock, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering, assuming that current stockholders do not purchase shares in this offering. The representatives of the underwriters, however, may, in their sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up agreements expire, based upon the number of shares of common stock, on an as-converted basis, outstanding as of June 30, 2020, up to an additional 33,633,001 shares of common stock will be eligible for sale in the public market, approximately 60% of which shares are held by directors, executive officers and other affiliates and will be subject to certain limitations of Rule 144 under the Securities Act.

Upon completion of this offering, 9,246,085 shares of common stock that are either subject to outstanding options or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

After this offering, the holders of approximately 31,660,264 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the market our common stock.

We have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds of this offering and the concurrent private placement, including for any of the purposes described in the section of this prospectus titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this offering and the concurrent private placement. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering and the concurrent private placement in a manner that does not produce income or that loses value.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. In connection with this offering, we intend to begin the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act, which will require annual management assessment of the effectiveness of our internal control over financial reporting. We have begun recruiting additional finance and accounting personnel with certain skill sets that we will need as a public company.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes, and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell any of our present or future product candidates that may receive regulatory approval.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

We are an emerging growth company and a smaller reporting company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (ii) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to not “opt out” of this exemption from complying with new or revised accounting standards and, therefore, we will adopt new or revised accounting standards at the time private companies adopt the new or revised accounting standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to continue to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

After the completion of this offering, we may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and pharmaceutical companies have experienced significant stock price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•

the initiation, timing, progress, results, and cost of our research and development programs, and our current and future preclinical and future clinical studies, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, and our research and development programs;

•	our ability to continue to construct Pegasus, our drug discovery platform, and to enable a rational and effective drug discovery and development engine;

•	the timing and the success of preclinical studies under our IRAK4, IRAKIMiD, and STAT3 programs;

•	our plans to submit investigational new drug applications to the FDA for KT-474 and future product candidates;

•	the subsequent initiation of planned clinical trials;

•

our ability to identify research priorities and apply a risk-mitigated strategy to efficiently discover and develop product candidates, including by applying learnings from one program to other programs and from one modality to our other modalities;

•	our potential ability to manufacture our drug substances, delivery vehicles, and product candidates for preclinical use, for clinical trials and on a larger scale for commercial use, if approved;

•	the ability and willingness of our third-party strategic collaborators to continue research and development activities relating to our development candidates and product candidates;

•	our ability to obtain funding for our operations necessary to complete further development and commercialization of our product candidates;

•	our ability to obtain and maintain regulatory approval of our product candidates;

•	our ability to commercialize our products, if approved;

•	the pricing and reimbursement of our product candidates, if approved;

•	the implementation of our business model, and strategic plans for our business, product candidates, and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	estimates of our future expenses, revenues, capital requirements, and our needs for additional financing;

•

the potential benefits of strategic collaboration agreements, our ability to enter into strategic collaborations or arrangements, and our ability to attract collaborators with development, regulatory and commercialization expertise;

•	future agreements with third parties in connection with the commercialization of product candidates and any other approved product;

•	the size and growth potential of the markets for our product candidates, and our ability to serve those markets;

•	our financial performance;

•	the rate and degree of market acceptance of our product candidates;

•	regulatory developments in the United States and foreign countries;

•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

•	our ability to produce our products or product candidates with advantages in turnaround times or manufacturing cost;

•	the success of competing therapies that are or may become available;

•	our ability to attract and retain key scientific or management personnel;

•	the impact of laws and regulations;

•	our use of the proceeds from this offering and the concurrent private placement;

•	developments relating to our competitors and our industry;

•

the effect of the COVID-19 pandemic, including mitigation efforts and economic effects, on any of the foregoing or other aspects of our business operations, including but not limited to our preclinical studies and future clinical trials; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section entitled “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market, and other data from our own internal estimates and research as well as from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties and are subject to change based on various factors, including those discussed under the section titled “Risk Factors” and elsewhere in this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of shares of our common stock in this offering will be approximately $158.8 million, or $183.1 million if the underwriters exercise in full their option to purchase additional shares, based on the initial public offering price of $20.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. In addition, we estimate that the net proceeds from the concurrent private placement will be $11.8 million, or $13.5 million if Vertex exercises its option to purchase additional shares in full.

As of June 30, 2020, we had cash, cash equivalents and marketable securities of $156.0 million. We currently intend to use the net proceeds from this offering and the concurrent private placement, together with our existing cash and cash equivalents, as follows:

•	approximately $27.0 million to fund the development of our IRAK4 through the completion of our planned Phase 1 clinical trial;

•	approximately $24.0 million to fund the development of our IRAKIMiD program through the completion of our planned Phase 1 clinical trial;

•	approximately $28.9 million to fund the development of our STAT3 program through the completion of our planned Phase 1 clinical trial; and

•	the remainder, if any, to fund the continued expansion of our platform technology, preclinical studies for research stage programs, working capital, and other general corporate purposes.

Based on our current plans, we believe our existing cash and cash equivalents and marketable securities, as well as the upfront collaboration payment of $150.0 million we expect to receive from Sanofi in August 2020, together with the net proceeds from this offering and the concurrent private placement, will be sufficient to fund our operations beyond early 2025.

This expected use of the net proceeds from this offering and the concurrent private placement represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. For example, we may use a portion of the net proceeds for the acquisition of businesses or technologies to continue to build our pipeline, our research and development capabilities and our intellectual property position, although we currently have no agreements, commitments or understandings with respect to any such transaction. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering and the concurrent private placement or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our research and development, the status of and results from non-clinical studies or clinical trials we may commence in the future, as well as any collaborations that we may enter into with third parties for our product candidates or strategic opportunities that become available to us, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering and the concurrent private placement.

Pending our use of proceeds from this offering and the concurrent private placement, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business, and therefore do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend on, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant. Investors should not purchase our common stock with the expectation of receiving cash dividends.

REORGANIZATION

We were incorporated under the laws of the State of Delaware in September 2015 under the name Project HSC, Inc. and in June 2016, changed our name to Project Chimera, Inc., or Chimera. On May 25, 2017, Kymera Therapeutics, LLC, or Kymera LLC, was formed as a Delaware limited liability company. In June 2017, Chimera engaged in a restructuring whereby all shares of common stock and principal and interest in outstanding Simple Agreements for Future Equity, or SAFEs, and promissory notes were exchanged for common units and bridge units of Kymera LLC, as follows:

•	Atlas Venture Fund X, L.P., or Atlas Fund X, exchanged 1,200,000 shares of common stock of Chimera, par value $0.0001 per share, for 1,200,000 common units of Kymera LLC;

•

Atlas Fund X contributed its interest in outstanding SAFE instruments in the amount of $3.0 million and promissory notes in the amount of $2.0 million in exchange for 500 bridge units of equivalent value of Kymera LLC; and

•

Each other holder of common stock in Chimera exchanged all 600,000 of their shares of common stock of Chimera for 600,000 common units of Kymera LLC, for a total of 1,200,000 common units of Kymera LLC.

As part of this exchange, we did not adjust or modify our equity structure and investors continued to own the same portion of the company, represented by LLC common units bearing the same terms as the Chimera equity securities that were exchanged for Kymera LLC equity securities. Chimera became the wholly owned subsidiary of Kymera LLC.

In December 2017, Chimera changed its name to Kymera Therapeutics, Inc.

On November 1, 2018, we completed a series of transactions pursuant to which Kymera LLC merged with and into us, and we continued to exist as the surviving corporation. Throughout this prospectus, we refer to these transactions and the related transactions enumerated below collectively as the “Reorganization.” To consummate the Reorganization, we filed a certificate of merger with the Secretary of State of the State of Delaware. In connection with the Reorganization:

•

holders of Kymera LLC’s outstanding Series A preferred units and Series Seed-2 preferred units received one share of our Series A convertible preferred stock for each Series A preferred unit and Series Seed-2 preferred unit held immediately prior to the Reorganization, with an aggregate of 14,886,305 shares of our Series A convertible preferred stock issued in the Reorganization;

•

holders of Kymera LLC’s outstanding Series Seed-1 preferred units received one share of our Series Seed convertible preferred stock for each Series Seed-1 preferred unit held immediately prior to the Reorganization, with an aggregate of 3,000,000 shares of our Series Seed convertible preferred stock issued in the Reorganization;

•

holders of Kymera LLC’s outstanding common units received one share of our common stock for each common unit held immediately prior to the Reorganization, with an aggregate of 1,304,940 shares of our common stock issued for common units in the Reorganization; and

•

holders of Kymera LLC’s outstanding non-voting incentive units received shares of our restricted common stock and stock options in an amount equal in value to the value of such incentive units as determined by the applicable provisions of the Kymera LLC operating agreement in effect immediately prior to the Reorganization, with an aggregate of 1,182,985 shares of our common stock issued for non-voting incentive units in the Reorganization.

Our Series A convertible preferred stock and Series Seed convertible preferred stock are designated as convertible preferred stock under our third amended and restated certificate of incorporation. In connection with the Reorganization, by operation of law, we acquired all assets of Kymera LLC and assumed all of its liabilities and obligations. The purpose of the Reorganization was to reorganize our corporate structure in a tax-neutral manner so that our company would continue as a corporation and so that our existing investors would own our capital stock rather than equity interests in a limited liability company. For the convenience of the reader, except as context otherwise requires, all information included in this prospectus is presented giving effect to the Reorganization.

In July 2020, Kymera Orion, LLC, a wholly-owned subsidiary of Kymera Therapeutics, Inc., was merged with and into Kymera Therapeutics, Inc., with Kymera Therapeutics, Inc. continuing to exist as the surviving corporation.

CAPITALIZATION

The following table sets forth our cash and restricted cash and total capitalization as of June 30, 2020:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock as of June 30, 2020 into an aggregate of 31,660,264 shares of common stock upon the completion of this offering, inclusive of the automatic conversion of 34,730 unvested shares of Series A convertible preferred stock associated with a collaboration agreement that will remain unvested shares of common stock after the conversion, and (ii) the filing and effectiveness of our fourth amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to the sale and issuance by us of 8,684,800 shares of our common stock in this offering, at the initial public offering price of $20.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the sale of 588,134 shares of our common stock in the concurrent private placement to Vertex Pharmaceuticals Incorporated.

You should read the information below in conjunction with the consolidated financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of June 30, 2020
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash, cash equivalents and marketable securities	$155,965	$155,965	$326,779

Convertible preferred stock (Series Seed, A, B, B-1, and C), $0.0001 par value; 52,483,788 shares authorized, 50,494,986 shares issued and 50,439,595 shares outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	211,332	—	—
Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.0001 par value; 65,000,000 shares authorized, 2,205,404 shares issued and 2,035,956 shares outstanding, actual; and 33,865,668 shares issued and 33,661,490 shares outstanding, pro forma; and 150,000,000 shares authorized, 43,138,602 shares issued and 42,934,424 shares outstanding, pro forma as adjusted	—	3	4
Additional paid-in capital	774	212,103	382,699
Accumulated deficit	(108,094)	(108,094)	(108,094)
Accumulated other comprehensive income	31	31	31
Total stockholders’ (deficit) equity	(107,289)	104,043	274,640

Total capitalization	$104,043	$104,043	$274,640

(1)	Pro forma as adjusted amounts do not include a $150.0 million upfront payment expected to be received in August 2020 from Sanofi under our license and collaboration agreement.

The actual, pro forma and pro forma as adjusted information set forth in the table above excludes each of the following:

•	4,343,071 shares of common stock issuable upon the exercise of stock options outstanding under our 2018 Plan as of June 30, 2020, at a weighted average exercise price of $2.98 per share;

•	806,875 shares of common stock reserved for issuance under our 2018 Plan as of June 30, 2020;

•	294,683 shares of common stock issuable upon the exercise of stock options issued under the 2018 Plan after June 30, 2020 at an exercise price of $10.33 per share;

•

4,457,370 shares of common stock to be reserved for future issuance under our 2020 Plan, which became effective upon the date immediately preceding the date of effectiveness of the registration statement of which this prospectus forms a part; and

•

445,653 shares of common stock to be reserved for future issuance under our 2020 ESPP, which became effective upon the date immediately preceding the date of effectiveness of the registration statement of which this prospectus forms a part.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of June 30, 2020, our historical net tangible book value (deficit) was $(108.2) million, or $(49.07) per share of our common stock. Net tangible book value (deficit) per share represents our total tangible assets (total assets less intangible assets) less total liabilities and convertible preferred stock, divided by the total number of our outstanding shares of common stock as of June 30, 2020.

Our pro forma net tangible book value as of June 30, 2020 was approximately $103.1 million, or $3.04 per share of pro forma common stock. Pro forma net tangible book value (deficit) per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the total number of outstanding shares of our common stock as of June 30, 2020, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock as of June 30, 2020 into an aggregate of 31,660,264 shares of common stock upon the completion of this offering.

After giving effect to (i) the pro forma adjustments set forth above, (ii) the sale and issuance of 8,684,800 shares of common stock in this offering, at the initial public offering price of $20.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the sale of 588,134 shares of common stock in the concurrent private placement to Vertex Pharmaceuticals Incorporated, or Vertex, at the initial public offering price of $20.00 per share, our pro forma as adjusted net tangible book value as of June 30, 2020 would have been approximately $274.6 million, or $6.37 per share of our common stock. This represents an immediate increase in pro forma net tangible book value of approximately $3.33 per share to our existing stockholders and an immediate dilution of $13.63 per share to new investors.

Dilution per share to investors participating in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by investors participating in this offering. The following table illustrates this dilution (without giving effect to any exercise by the underwriters or Vertex of their options to purchase additional shares):

Initial public offering price per share		$20.00
Historical net tangible book value per share as of June 30, 2020	$(49.07)
Increase in net tangible book value per share attributable to pro forma adjustments described above	52.11

Pro forma net tangible book value per share as of June 30, 2020, before giving effect to this offering and the concurrent private placement	3.04
Increase in pro forma net tangible book value per share attributable to investors participating in this offering and the concurrent private placement	3.33

Pro forma as adjusted net tangible book value per share immediately after this offering		6.37

Dilution in pro forma as adjusted net tangible book value per share to new investors participating in this offering		13.63

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2020, the differences between the number of shares of common stock purchased from us, the total cash consideration and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering and the concurrent private placement at the initial public offering price of $20.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing shares of common stock in this offering will pay an average price per share substantially higher than our existing investors paid.

	SHARES PURCHASED		TOTAL CONSIDERATION		AVERAGE PRICE PER SHARE
	NUMBER	PERCENT	AMOUNT	PERCENT
Existing stockholders	33,865,668	78.5%	$203,169,456	52.3%	$6.00
Concurrent Private Placement Investor	588,134	1.4	11,762,680	3.0	20.00
New investors participating in this offering	8,684,800	20.1	173,696,000	44.7	20.00

Total	43,138,602	100.0%	$388,628,136	100.0%

If the underwriters and Vertex exercise their options to purchase additional shares in full, the number of shares of common stock held by existing stockholders will be reduced to 76.1% of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to 22.4% of the total number of shares of common stock to be outstanding after this offering.

The above discussion and tables are based on 33,865,668 shares of common stock issued and outstanding as of June 30, 2020 after giving effect to the conversion of all of our outstanding convertible preferred stock into shares of our common stock upon the completion of this offering and excludes:

•	4,343,071 shares of common stock issuable upon the exercise of stock options outstanding under our 2018 Plan as of June 30, 2020, at a weighted average exercise price of $2.98 per share;

•	806,875 shares of common stock reserved for issuance under our 2018 Plan as of June 30, 2020;

•	294,683 shares of common stock issuable upon the exercise of stock options issued under the 2018 Plan after June 30, 2020 at an exercise price of $10.33 per share;

•

4,457,370 shares of common stock to be reserved for future issuance under our 2020 Plan, which became effective upon the date immediately preceding the date of effectiveness of the registration statement of which this prospectus forms a part; and

•

445,653 shares of common stock to be reserved for future issuance under our 2020 ESPP, which became effective upon the date immediately preceding the date of effectiveness of the registration statement of which this prospectus forms a part.

To the extent that outstanding options are exercised or shares are issued under our equity incentive plans, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

SELECTED FINANCIAL INFORMATION

The statements of operations data for the years ended December 31, 2018 and 2019 and the balance sheet data as of December 31, 2018 and 2019 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the six months ended June 30, 2019 and 2020 and the balance sheet data as of June 30, 2020 have been derived from our unaudited financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited financial statements. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of the results to be expected in the future for a full year or any interim period.

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2018	2019	2019	2020
			(Unaudited)
	(In thousands, except share and per share data)
Statement of Operations Data:
Collaboration revenue—from related party	$—	$2,934	$151	$6,716

Operating expenses:
Research and development	$17,679	$37,158	$14,762	$25,935
General and administrative	3,772	7,981	3,950	6,220

Total operating expenses	21,451	45,139	18,712	32,155

Loss from operations	(21,451)	(42,205)	(18,561)	(25,439)
Other income (expense):
Interest Income	—	1,005	260	577
Interest Expense	(16)	(46)	(12)	(59)

Total other income (expense):	(16)	959	248	518

Net loss	$(21,467)	$(41,246)	$(18,313)	$(24,921)

Other comprehensive gain:
Unrealized gain on marketable securities	—	6	—	25

Total comprehensive loss	$(21,467)	$(41,240)	$(18,313)	$(24,896)

Reconciliation of net loss to net loss attributable to common stockholders:
Net loss	$(21,467)	$(41,246)	$(18,313)	$(24,921)
Deemed dividend from exchange of convertible preferred stock	—	—	—	(9,050)

Net loss attributable to common stockholders	$(21,467)	$(41,246)	$(18,313)	$(33,971)

Net loss per share attributable to common stockholders, basic and diluted	$(18.26)	$(24.28)	$(11.56)	$(17.18)

Weighted average shares of common stock outstanding, basic and diluted	1,175,934	1,698,522	1,584,774	1,977,720

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(2.05)		$(1.13)

Pro forma weighted average shares of common stock outstanding, basic and diluted (unaudited)		20,139,256		30,195,091

	As of December 31,		As of June 30,
	2018	2019	2019	2020
			(Unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$41,260	$91,957	$96,165	$155,965
Working capital(1)	$37,103	$58,275	$79,039	$115,621
Total assets	$44,231	$116,702	$101,746	$181,109
Convertible preferred stock	$73,429	$109,080	$87,675	$211,332
Total stockholders’ deficit	$(34,436)	$(74,406)	$(52,081)	$(107,289)

(1)

We define working capital as current assets, less current liabilities. Refer to our consolidated financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial Data” section of this prospectus and our consolidated financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks, uncertainties and assumptions. You should read the “Special Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a biopharmaceutical company focused on discovering and developing novel small molecule therapeutics that selectively degrade disease-causing proteins by harnessing the body’s own natural protein degradation system. Our proprietary targeted protein degradation platform, which we refer to as Pegasus, allows us to discover highly selective small molecule protein degraders with activity against disease-causing proteins throughout the body. We believe that our small molecule protein degraders have unique advantages over existing therapies and allow us to address a large portion of the human genome that was previously intractable with traditional modalities. We focus on biological pathways that have been clinically validated but where key biological nodes/proteins have not been drugged or inadequately drugged. To date, we have utilized our Pegasus platform to design novel protein degraders focused in the areas of immunology-inflammation and oncology, and continue to apply our platform’s capabilities to additional therapeutic areas. Our initial programs include IRAK4, IRAKIMiD, and STAT3. With respect to our IRAK4 program, we are collaborating with Sanofi on the development of drug candidates targeting IRAK4 outside the oncology and immuno-oncology fields. We expect to submit an Investigational New Drug Application, or IND, to the U.S. Food and Drug Administration, or FDA, for KT-474 in the first half of 2021, and if approved, to initiate a Phase 1 trial in adult healthy volunteers and hidradenitis suppurativa, or HS, and atopic dermatitis, or AD, patients shortly thereafter. We also expect to submit INDs for degraders from our IRAKIMiD and STAT3 programs in the second half of 2021, and if approved, to initiate Phase 1 trials in adult healthy volunteers for each program shortly thereafter.

Since our inception in 2015, we have devoted substantially all of our efforts to organizing and staffing our company, research and development activities, business planning, raising capital, building our intellectual property portfolio and providing general and administrative support for these operations. To date, we have principally raised capital through the issuance and sale of shares of our convertible preferred stock to outside investors and collaborators in private equity financings as well as the receipt of $50.0 million through our collaboration with Vertex Pharmaceuticals Incorporated, or Vertex. To date, we had received gross proceeds of $204.5 million from investors in our Series A, Series B, Series B-1 and Series C financings.

We have incurred significant operating losses since inception. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our current product candidates or any future product candidates. Our net losses were $21.5 million and $41.2 million for the years ended December 31, 2018 and 2019, respectively, and $18.3 million and $24.9 million for the six months ended June 30, 2019 and 2020, respectively. In addition, as of December 31, 2019 and June 30, 2020, we had an accumulated deficit of $76.5 million and $108.1 million, respectively. We expect that our expense and capital requirements will increase substantially in connection with our ongoing activities, particularly if and as we:

•	continue preclinical activities of our initial programs, IRAK4, IRAKIMiD and STAT3, including the advancement of our IRAK4 program into a Phase 1 Clinical Trial;

•	initiate and continue research and preclinical and clinical development of our other product candidates;

•	advance the development of our product candidate pipeline;

•	continue to develop and expand our Pegasus platform to identify additional product candidates;

•	maintain, expand and protect our intellectual property portfolio;

•	seek marketing approvals for our product candidates that successfully complete clinical trials, if any;

•	acquire or in-license additional product candidates and technologies;

•	expand our infrastructure and facilities to accommodate our growing employee base and ongoing development activity; and

•	require the manufacture of larger quantities of our product candidates for clinical development and potential commercialization;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval; and

•

add operational, financial and management information systems and personnel, including personnel to support our research and development programs, any future commercialization efforts and our transition to operating as a public company following the completion of this offering.

In addition, if we obtain marketing approval for any of our lead product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings, or other capital sources, which may include collaborations with other companies or other strategic transactions. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, reduce or eliminate the development and commercialization of one or more of our product candidates.

We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain marketing approval for our drug candidates. The lengthy process of securing marketing approvals for new drugs requires the expenditure of substantial resources. Any delay or failure to obtain regulatory approvals would materially adversely affect our product candidate development efforts and our business overall. Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of June 30, 2020, we had cash, cash equivalents and marketable securities of $156.0 million. We believe the existing cash, cash equivalents and marketable securities on hand, the upfront collaboration payment of $150.0 million we expect to receive from Genzyme Corporation, or Sanofi, in August 2020 and the anticipated net proceeds from this offering and the concurrent private placement, will enable us to fund our operating expenses and capital expenditure requirements beyond early 2025. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “—Liquidity and capital resources.”

Since it was reported to have surfaced in December 2019, a novel strain of coronavirus (COVID-19) has spread across the world and has been declared a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and governments around the world, including in the United States, Europe and Asia, have implemented severe travel restrictions, social distancing requirements, stay-at-home orders and have delayed the commencement of non-COVID-19-related clinical trials, among other restrictions. As a result, the current COVID-19 pandemic has presented a substantial public health and economic challenge around the world and is affecting our employees, patients, communities and business operations, as well as contributing to significant volatility and negative pressure on the U.S. economy and in financial markets We expect that COVID-19 precautions will directly or indirectly impact the timeline for some of our planned clinical trials and are continuing to assess the potential impact of the COVID-19 pandemic on our current and future business and operations, including our expenses and clinical trials, as well as on our industry and the healthcare system.

As a result of the outbreak, many companies have experienced disruptions in their operations and in markets served. To date, we have instated some and may take additional temporary precautionary measures intended to help ensure our employees’ well-being and minimize business disruption. These measures include devising contingency plans and securing additional resources from third-party service providers. For the safety of our employees and their families, we have temporarily reduced the presence of our scientists in our labs and continue to rely on third parties to conduct many of the experiments and studies for our research programs. Certain of our third-party service providers have also experienced shutdowns or other business disruptions. We are continuing to assess the impact of the COVID-19 pandemic on our current and future business and operations, including our expenses and planned clinical trial and other development timelines, as well as on our industry and the healthcare system.

Reorganization

We are a Delaware corporation that was incorporated in September 2015 under the name Project HSC, Inc. and in June 2016, changed our name to Project Chimera, Inc. As more fully described in the section of this prospectus titled “Prospectus Summary—Reorganization,” on November 1, 2018, we completed a series of transactions, or the Reorganization, pursuant to which Kymera Therapeutics LLC, or Kymera LLC, merged with and into Kymera Therapeutics, Inc. The purpose of the Reorganization was to reorganize our corporate structure so that its existing investors would own capital stock in a corporation rather than equity interest in a limited liability company. In connection with the Reorganization, (i) the existing unitholders of Kymera LLC exchanged their units of Kymera LLC for the same number and classes of our common stock and convertible preferred stock on a one-to-one basis, with rights identical to the exchanged units of Kymera LLC; and (ii) the holders of all outstanding common incentive units of Kymera LLC exchanged their units for a combination of our restricted common stock and options to purchase our common stock. These exchanges resulted in the common incentive unit holders being given either one-for-one restricted stock for their incentive units or a split of approximately sixty to forty percent of restricted stock and options to purchase common stock based on the threshold value amount of the incentive units held by such holders.

Upon completion of the Reorganization, the historical consolidated financial statements of Kymera LLC became the historical consolidated financial statements of Kymera Therapeutics, Inc. because the Reorganization was accounted for as a reorganization of entities under common control.

Except as otherwise indicated or the context otherwise requires, all information in this prospectus is presented giving effect to the Reorganization.

Components of Our Results of Operations

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the foreseeable future. Our only revenues have been derived from research collaboration arrangements with Vertex. We expect that our revenue for the next several years will be derived primarily from our current collaboration agreements and any additional collaborations that we may enter into in the future. To date, we have not received any royalties under any of the collaboration agreements.

Vertex Collaboration Agreement

On May 9, 2019, we entered into a collaboration agreement, or the Vertex Agreement, with Vertex, to advance small molecule protein degradation against up to six targets. Under the Vertex Agreement, Vertex has the exclusive option to license the rights to the product candidates developed through the collaboration at which point Vertex will control development and commercialization. Pursuant to the Vertex Agreement, we are responsible for discovery and preclinical research on the targets, and Vertex is responsible for development, manufacturing, and commercialization of the product candidates after it exercises its option to license.

Vertex provided us with a non-refundable upfront payment of $50.0 million and purchased 3,059,695 shares of our Series B-1 convertible preferred stock at $6.54 a share, pursuant to a separate, but simultaneously executed Share Purchase Agreement. We are eligible to receive up to $170 million in payments per target, including development, regulatory, and commercial milestones, as well as option exercise payments. In addition, Vertex is obligated to pay us tiered royalties on future net sales on any products that may result from the Vertex Agreement. None of the payments under the Vertex Agreement are refundable. We may also perform follow-on research activities for an optioned target upon Vertex’s request and at Vertex’s expense.

Sanofi Agreement

On July 7, 2020, we entered into a collaboration agreement, or the Sanofi Agreement, with Genzyme Corporation, or Sanofi, to co-develop drug candidates directed to two biological targets. Under the Sanofi Agreement, we grant to Sanofi a worldwide exclusive license to develop, manufacture and commercialize certain lead compounds generated during the collaboration directed against IRAK4 and one additional undisclosed target in an undisclosed field of use. Such license is exercisable on a collaboration target-by-collaboration target basis only after a specified milestone. For compounds directed against IRAK4, the field of use includes diagnosis, treatment, cure, mitigation or prevention of any diseases, disorders or conditions, excluding oncology and immuno-oncology. We are responsible for discovery and preclinical research and conducting a phase 1 clinical trial for at least one degrader directed against IRAK4 plus up to three backup degraders. With respect to both targets, Sanofi is responsible for development, manufacturing, and commercialization of product candidates after a specified development milestone occurs with respect to each collaboration candidate.

We have an exclusive option, or Opt-In Right, exercisable on a collaboration target-by-collaboration target basis that will include the right to (i) to fund 50% of the United States development costs for collaboration products directed against such target in the applicable field of use and (ii) share equally in the net profits and net losses of commercializing collaboration products directed against such target in the applicable field of use in the United States. In addition, if we exercise the Opt-In Right, Sanofi will grant to an exclusive option, applicable to each collaboration target, which upon exercise will allow us to conduct certain co-promotion activities in the field in the United States.

The Sanofi Agreement, unless earlier terminated, will expire on a product-by-product basis on the date of expiration of all payment obligations under the Sanofi Agreement with respect to such product. We or Sanofi may terminate the agreement upon the other party’s material breach or insolvency or for certain patent challenges. In addition, Sanofi may terminate the agreement for convenience or for a material safety event upon advance prior written notice, and we may terminate the agreement with respect to any collaboration candidate if, following Sanofi’s assumption of responsibility for the development, commercialization or manufacturing of collaboration candidates with respect to a particular target, Sanofi ceases to exploit any collaboration candidates directed to such target for a specified period.

In consideration for the exclusive licenses granted to Sanofi under the Sanofi Agreement, Sanofi will pay an upfront payment of $150 million. In addition to the upfront payment, we are eligible to receive certain development milestone payments of up to $1.48 billion in the aggregate, of which more than $1.0 billion relates to the IRAK4 program, upon the achievement of certain developmental or regulatory events. We will be eligible to receive certain commercial milestone payments up to $700 million in the aggregate, of which $400 million relates to the IRAK4 program, which are payable upon the achievement of certain net sales thresholds. We will be eligible to receive tiered royalties for each program on net sales ranging from the high single digits to high teens, subject to low-single digits upward adjustments in certain circumstances.

Operating expenses

Our operating expenses since inception have consisted solely of research and development expenses and general and administrative expenses.

Research and development expenses

Research and development expenses consist primarily of costs incurred in connection with the discovery and development of targeted protein degradation therapeutics, including those in our initial programs, IRAK4, IRAKIMiD and STAT3. These research efforts and costs, which also support the development of, and enhancements to, our Pegasus platform, include external research costs, personnel costs, supplies, license fees and facility-related expenses. We expense research and development costs as incurred. These expenses include:

•	employee-related expenses, including salaries, related benefits and stock-based compensation expense, for employees engaged in research and development functions;

•	expenses incurred under agreements with organizations that support our platform program development;

•

contract manufacturing organizations, or CMOs, that are primarily engaged to provide drug substance and product for our preclinical research and development programs, nonclinical studies and other scientific development services;

•	the cost of acquiring and manufacturing nonclinical trial materials, including manufacturing registration and validation batches;

•	facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities and insurance;

•	costs related to compliance with quality and regulatory requirements; and

•	payments made under third-party licensing agreements.

Advance payments that we make for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. Such amounts are recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered or the services rendered.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase substantially in connection with our planned clinical development activities in the near term and in the future. At this time, we cannot accurately estimate or know the nature, timing and costs of the efforts that will be necessary to complete the clinical development of any future product candidates.

Our future clinical development costs may vary significantly based on factors such as:

•	per patient trial costs;

•	the number of trials required for approval;

•	the number of sites included in the trials;

•	the countries in which the trials are conducted;

•	the length of time required to enroll eligible patients;

•	the number of patients that participate in the trials;

•	the number of doses that patients receive;

•	the drop-out or discontinuation rates of patients;

•	potential additional safety monitoring requested by regulatory agencies;

•	the duration of patient participation in the trials and follow-up;

•	the cost and timing of manufacturing our product candidates;

•	the phase of development of our product candidates; and

•	the efficacy and safety profile of our product candidates.

The successful development and commercialization of product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with product development and commercialization, including the following:

•	the timing and progress of nonclinical and clinical development activities;

•	the number and scope of nonclinical and clinical programs we decide to pursue;

•	the ability to raise necessary additional funds;

•	the progress of the development efforts of parties with whom we may enter into collaboration arrangements;

•	our ability to maintain our current development program and to establish new ones;

•	our ability to establish new licensing or collaboration arrangements;

•	the successful initiation and completion of clinical trials with safety, tolerability and efficacy profiles that are satisfactory to the FDA or any comparable foreign regulatory authority;

•	the receipt and related terms of regulatory approvals from applicable regulatory authorities;

•	the availability of drug substance and drug product for use in production of our product candidates;

•	our ability to establish and maintain agreements with third-party manufacturers for clinical supply for our clinical trials and commercial manufacturing, if any of our product candidates are approved;

•	our ability to obtain and maintain patents, trade secret protection and regulatory exclusivity, both in the United States and internationally;

•	our ability to protect our rights in our intellectual property portfolio;

•	our ability to obtain and maintain third-party insurance coverage and adequate reimbursement;

•	the acceptance of our product candidates, if approved, by patients, the medical community and third-party payors;

•	the impact of competition with other products;

•

the impact of any business interruptions to our operations, including the timing and enrollment of patients in our planned clinical trials, or to those of our manufacturers, suppliers, or other vendors resulting from the COVID-19 pandemic or similar public health crisis; and

•	our ability to maintain a continued acceptable safety profile for our therapies following approval.

A change in the outcome of any of these variables with respect to the development of our product candidates could significantly change the costs and timing associated with the development of that product candidate. We may never succeed in obtaining regulatory approval for any of our product candidates.

General and administrative expenses

General and administrative expenses consist primarily of salaries and related costs for personnel in executive, finance, corporate and business development, and administrative functions. General and administrative expenses also include legal fees relating to patent and corporate matters, professional fees for accounting, auditing, tax and administrative consulting services, insurance costs, administrative travel expenses, marketing expenses and other operating costs.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support development of our product candidates and our continued research activities. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs as well as legal, investor and public relations expenses associated with being a public company.

Other Income (Expense)

Interest income and expense, net

Interest income consists of interest earned on our invested cash balances.

Income taxes

Since our inception, we have not recorded any income tax benefits for the net losses we have incurred in each year or for our research and development tax credits, as we believe, based upon the weight of available evidence, that it is more likely than not that all of our net operating loss, or NOL, carryforwards and tax credits will be realized. As of December 31, 2018 and 2019, we had federal NOL carryforwards of approximately $31.4 million and $71.5 million, respectively, and state NOL carryforwards of approximately $30.0 million and $68.3 million, respectively, which may be available to offset future taxable income and begin to expire in 2036. Of the federal NOL carryforwards, $61.5 million are not subject to expiration. As of December 31, 2018 and 2019, we also had U.S. federal research and development tax credit carryforwards of $0.5 million and $1.1 million, respectively, and state research and development tax credit carryforwards of $0.2 million and $0.7 million, respectively, which may be available to offset future tax liabilities, and which begin to expire in 2036. Our loss and credit carryforwards also may be subject to additional limitations due to changes in ownership since inception. We have recorded a full valuation allowance against our net deferred tax assets at each balance sheet date. We currently anticipate that there will be no change in our unrecognized tax benefits in the next twelve months. As of December 31, 2019 and June 30, 2020, we had no unrecognized tax benefits.

In response to the COVID-19 pandemic, the Coronavirus Aid, Relief and Economic Security Act, or the CARES Act, was signed into law in March 2020. The CARES Act lifts certain deduction limitations originally imposed by the Tax Cuts and Jobs Act of 2017, or the 2017 Tax Act. Corporate taxpayers may carryback NOLs originating during 2018 through 2020 for up to five years, which was not previously allowed under the 2017 Tax Act. The CARES Act also eliminates the 80% taxable income limitations by allowing corporate entities to fully utilize NOL carryforwards to offset taxable income in 2018, 2019 or 2020. Taxpayers may generally deduct interest up to the sum of 50% of adjusted taxable income plus business interest income (30% limit under the 2017 Tax Act) for tax years beginning January 1, 2019 and 2020. The CARES Act allows taxpayers with alternative minimum tax credits to claim a refund in 2018 or 2019 for the entire amount of the credits instead of recovering the credits through refunds over a period of years, as originally enacted by the 2017 Tax Act. In addition, the CARES Act raises the corporate charitable deduction limit to 25% of taxable income and makes qualified improvement property generally eligible for 15-year cost-recovery and 100% bonus depreciation. We continue to evaluate the potential impact of the CARES Act to our income tax provision, or to our net deferred tax assets.

Results of Operations

Comparison of years ended December 31, 2018 and 2019

The following table summarizes our results of operations for the years ended December 31, 2018 and 2019:

	Year Ended December 31,		Change
	2018	2019
	(in thousands)
Revenue—from related party	$—	$2,934	$2,934

Operating expenses:
Research and development	17,679	37,158	19,479
General and administrative	3,772	7,981	4,209

Total operating expenses	21,451	45,139	23,688
Loss from operations	(21,451)	(42,205)	(20,754)
Interest income (expense), net	(16)	959	975

Net loss	$(21,467)	$(41,246)	$(19,779)

Collaboration revenue

The collaboration revenue of $2.9 million recognized in the year ended December 31, 2019 is the result of our collaboration with Vertex entered into in May 2019.

Research and development expenses

The following table summarizes our research and development expenses for each period presented:

	Year Ended December 31,		Change
	2018	2019
	(in thousands)
External research and development costs:
IRAK4 and IRAKIMiD	$6,040	$13,478	$7,438
STAT3	582	2,474	1,892
Other	4,899	8,822	3,923
Internal research and development costs	6,158	12,384	6,226

Total research and development expenses	$17,679	$37,158	$19,479

Research and development expenses were $37.2 million for the year ended December 31, 2019, compared to $17.7 million for the year ended December 31, 2018. The increase of $19.5 million was primarily due to higher direct expenses related lead optimization activities for our IRAK programs of $7.4 million and STAT3 programs of $1.9 million, as well as increased investment in our platform, exploratory programs, and Vertex collaboration of $3.9 million. We also had a $6.2 million increase in personnel, occupancy and related costs due to increases in employee headcount in the research and development functions.

General and administrative expenses

General and administrative expenses were $8.0 million for the year ended December 31, 2019, compared to $3.8 million for the year ended December 31, 2018. The increase of $4.2 million was primarily due to an increase of $2.2 million in legal and professional service fees and an increase of $2.0 million in personnel, facility and other expenses stemming from an increase in headcount to support our growth as we move towards becoming a public company.

Interest Income (Expense), Net

Other income, net was $1.0 million for the year ended December 31, 2019, and other expense, net was negligible for the year ended December 31, 2018. The increase in 2019 was primarily related to interest income on marketable securities.

Comparison of six months ended June 30, 2019 and 2020

The following table summarizes our results of operations for the six months ended June 30, 2019 and 2020:

	Six Months Ended June 30,		Change
	2019	2020
	(in thousands)
Revenue—from related party	$151	$6,716	$6,565

Operating expenses:
Research and development	14,762	25,935	11,173
General and administrative	3,950	6,220	2,270

Total operating expenses	18,712	32,155	13,443
Loss from operations	(18,561)	(25,439)	(6,878)
Interest income (expense), net	248	518	270

Net loss	$(18,313)	$(24,921)	$(6,608)

Collaboration revenue

Collaboration revenue increased from $0.2 million for the six months ended June 30, 2019 to $6.7 million for the six months ended June 30, 2020 as the Vertex Agreement commenced in May 2019 and was only active for two months during the six months ended June 30, 2019 compared to being active for all six months ended June 30, 2020.

Research and development expenses

The following table summarizes our research and development expenses for each period presented:

	Six Months Ended June 30,		Change
	2019	2020
	(in thousands)
External research and development costs:
IRAK4 and IRAKIMiD	$4,654	$9,200	$4,546
STAT3	401	3,092	2,691
Other	4,653	4,337	(316)
Internal research and development costs	5,054	9,306	4,252

Total research and development expenses	$14,762	$25,935	$11,173

Research and development expenses were $25.9 million for the six months ended June 30, 2020, compared to $14.8 million for the six months ended June 30, 2019. The increase of $11.2 million was primarily due to higher direct expenses related to IND-enabling activities for our IRAK programs of $4.5 million and lead optimization activities for our STAT3 programs of $2.7 million; partially offset by a decrease in other costs of $0.3 million. We also had a $4.3 million increase in personnel, occupancy and related costs due to increases in employee headcount in the research and development functions and our move to a new facility.

General and administrative expenses

General and administrative expenses were $6.2 million for the six months ended June 30, 2020, compared to $4.0 million for the six months ended June 30, 2019. The increase of $2.2 million was primarily due to an increase of $1.1 million in legal and professional service fees and an increase of $1.1 million in personnel, facility and other expenses stemming from an increase in headcount to support our growth as we move towards becoming a public company.

Interest Income (Expense), Net

Other income, net was $0.5 million for the six months ended June 30, 2020, compared to $0.2 million for the six months ended June 30, 2019. The increase in 2019 was primarily related to interest income on marketable securities.

Liquidity and capital resources

We have not yet generated any revenue from any product sales, and we have incurred significant operating losses since our inception. We have not yet commercialized any products and we do not expect to generate revenue from sales of products for several years, if at all. To date, we have funded our operations primarily with proceeds from the sale of our convertible preferred stock and collaboration agreements. To date, we had received gross proceeds of $254.5 million from sales of our convertible preferred stock and through our collaboration with Vertex. As of June 30, 2020, we had cash and cash equivalents and marketable securities of $156.0 million.

Cash flows

The following table summarizes our sources and uses of cash for each of the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)
Cash (used in) provided by operating activities	$(17,863)	$17,905	$41,180	$(23,469)
Cash used in investing activities	(1,356)	(16,486)	(122)	(84,277)
Cash provided by financing activities	52,932	34,911	13,859	92,717

Net increase in cash, cash equivalents and restricted cash	$33,713	$36,330	$54,917	$(15,029)

Cash Flow from Operating Activities

During the year ended December 31, 2018, operating activities used $17.9 million of cash, resulting primarily from the net loss of $21.5 million, primarily offset by an increase of accounts payable and accrued expenses of $2.9 million, equity-based compensation of $0.6 million and non-cash consideration of $0.4 million for a license.

During the year ended December 31, 2019, operating activities provided $17.9 million of cash, resulting from the $55.9 million in aggregate payments received in connection with the Vertex Agreement, including the premium paid on the Series B-1 convertible preferred stock purchase. Cash provided by operating activities also includes an increase of accounts payable and accruals of $3.2 million, an increase of net operating lease right-of-use assets and liabilities of $1.0 million offset by a net decrease of operating assets and liabilities of $1.0 million and our net loss of $41.2 million.

During the six months ended June 30, 2019, operating activities provided $41.2 million of cash, resulting from the $55.8 million in aggregate payments received in connection with the Vertex Agreement, including the premium paid on the Series B-1 convertible preferred stock purchase. Cash provided by operating activities also includes an increase of accounts payable and accruals of $2.4 million, an increase in net operating assets and liabilities of $0.2 million, offset by our net loss of $18.3 million adjusted for net non-cash items of $1.2 million (primarily stock-based compensation and depreciation expense).

During the six months ended June 30, 2020, operating activities used $23.5 million of cash, resulting primarily from the net loss of $24.9 million adjusted for net non-cash items of $2.0 million (primarily stock-based compensation and depreciation expense) and an increase in cash used of $0.6 million due to the net changes of our operating assets and liabilities.

Cash Flow from Investing Activities

During the year ended December 31, 2018, investing activities used $1.4 million of cash, primarily due to purchases of property and equipment.

During the year ended December 31, 2019, investing activities used $16.5 million of cash, primarily due to $16.0 million in purchases of marketable securities and $0.5 million in purchases of property and equipment.

During the six months ended June 30, 2019, investing activities used $0.1 million of cash, primarily due to purchases of property and equipment.

During the six months ended June 30, 2020, investing activities used $84.3 million of cash, primarily due to $110.5 million in purchases of marketable securities and $5.3 million in purchases of property and equipment offset by the $31.5 million of maturities of investments.

Cash Flow from Financing Activities

During the year ended December 31, 2018, net cash provided by financing activities was $52.9 million, primarily consisting of proceeds from issuances of Series A preferred units of $14.5 million in May 2018, net of issuance costs, and Series B convertible preferred stock of $38.7 million in November 2018, net of issuance costs.

During the year ended December 31, 2019, net cash provided by financing activities was $34.9 million, which consisted of $14.0 million of proceeds from our issuances of Series B-1 convertible preferred stock in May 2019, net of issuance costs and $21.2 million of proceeds from the second closing of our Series B convertible preferred stock financing in December 2019, net of issuance costs.

During the six months ended June 30, 2019, net cash provided by financing activities was $13.9 million, primarily consisting of $14.0 million of proceeds from our issuances of Series B-1 convertible preferred stock in May 2019, net of issuance costs.

During the six months ended June 30, 2020, net cash provided by financing activities was $92.7 million, primarily consisting of $88.2 million of proceeds from our issuances of Series C convertible preferred stock in March 2020, net of issuance costs and $4.8 million of proceeds from the second closing of our Series B convertible preferred stock financing in January 2020, net of issuance costs.

Future funding requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the later-stage clinical development of our product candidates. In addition, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company.

Because of the numerous risks and uncertainties associated with the development of our product candidates and programs and because the extent to which we may enter into collaborations with third parties for development of our product candidates is unknown, we are unable to estimate the timing and amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. The timing and amount of our operating expenditures will depend largely on:

•	the initiation, progress, timing, costs and results of nonclinical studies and clinical trials for our product candidates or any future product candidates we may develop;

•	our ability to maintain our relationships with Vertex and other key collaborators;

•

the outcome, timing and cost of seeking and obtaining regulatory approvals from the FDA and comparable foreign regulatory authorities, including the potential for such authorities to require that we perform more nonclinical studies or clinical trials than those that we currently expect or change their requirements on studies that had previously been agreed to;

•

the cost to establish, maintain, expand, enforce and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with licensing, preparing, filing, prosecuting, defending and enforcing any patents or other intellectual property rights;

•	the effect of competing technological and market developments;

•	the costs of continuing to grow our business, including hiring key personnel and maintaining or acquiring operating space;

•	the degree of market acceptance of any approved product candidates, including product pricing, as well as product coverage and the adequacy of reimbursement by third-party payors;

•	the cost of acquiring, licensing or investing in additional businesses, products, product candidates and technologies;

•	the cost and timing of selecting, auditing and potentially validating a manufacturing site for commercial-scale manufacturing;

•	the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval and that we determine to commercialize; and

•	our need to implement additional internal systems and infrastructure, including financial and reporting systems.

We believe the existing cash, cash equivalents and marketable securities on hand, the upfront collaboration payment of $150.0 million we expect to receive from Sanofi in August 2020 and the anticipated net proceeds from this offering and the concurrent private placement will enable us to fund our operating expenses and capital expenditure requirements beyond early 2025. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. We expect that we will require additional funding to continue the clinical development of our IRAK4, IRAKIMiD and STAT3 programs, commercialize our product candidates if we receive regulatory approval, and pursue in-licenses or acquisitions of other product candidates. If we receive regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize our product candidates.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if ever. Accordingly, we will need to obtain substantial additional funds to achieve our business objectives.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances, and marketing, distribution or licensing arrangements with third parties. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Market volatility resulting from the COVID-19 pandemic or other factors could also adversely impact our ability to access capital as and when needed. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our existing stockholders may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specified actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, reduce or eliminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Other Commitments

The following table summarizes our contractual obligations as of December 31, 2019, which primarily represent minimum contractual lease payments on our real estate leases in Cambridge and Watertown, Massachusetts, as well as lab and office equipment under financing lease arrangements, and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period
(in thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Operating leases	$31,183	$2,843	$6,901	$5,700	$15,739
Financing leases	2,085	705	1,145	235	—

Total	$33,268	$3,548	$8,046	$5,935	$15,739

Apart from the contracts with payment commitments that we have reflected in the table, we have entered into other contracts in the normal course of business with certain CROs, CMOs, and other third parties for nonclinical research studies and testing, preclinical programs and manufacturing services. These contracts do not contain any minimum purchase commitments and are cancelable by us upon prior notice and, as a result, are not included in the table of contractual obligations and commitments above. Payments due upon cancellation consist only of payments for services provided and expenses incurred, including non-cancelable obligations of our service providers, up to the date of cancellation.

We may incur potential royalty payments under license and collaboration agreements we have entered into with various entities pursuant to which we have in-licensed certain intellectual property such as our collaboration agreement with GlaxoSmithKline. Due to the uncertainty of the achievement and timing of the events requiring payment under these agreements, the amounts to be paid by us are not fixed or determinable at this time and are excluded from the table above.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles, or GAAP, in the United States. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

As discussed in Note 2 to our consolidated audited financial statements appearing at the end of this prospectus, we adopted Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers (“ASC 606”) as of January 1, 2017. Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, we perform the following five steps: (i) identification of the contract(s) with the customer, (ii) identification of the promised goods or services in the contract and determination of whether the promised goods or services are performance obligations, (iii) measurement of the transaction price, (iv) allocation of the transaction price to the performance obligations, and (v) recognition of revenue when (or as) we satisfy each performance obligation. We only apply the five-step model to contracts when it is probable that the entity will collect consideration it is entitled to in exchange for the goods or services it transfers to the customer.

When optional goods or services are offered, we assess the options to determine whether the options grant the customer a material right. This determination includes whether the option is priced at an amount that the customer would not have received without entering into the contract. If we conclude the option conveys a material right, it is accounted for as a separate performance obligation. In identifying performance obligations in a contract, we identify those promises that are distinct. Promised goods or services are considered distinct when the customer can benefit from the goods or services on their own, or together with readily available resources, and the goods or services are separately identifiable from other promises in the contract. If a promise is not distinct, it is combined with other promises in the contract until the combined group of promises is capable of being distinct.

We estimate the transaction price based on the amount of consideration we expect to receive for transferring the promised goods or services in the contract. The consideration may include both fixed consideration and variable consideration. At the inception of each arrangement that includes variable consideration, we evaluate the amount of the potential payments and the likelihood that the payments will be received. If it is probable that a significant revenue reversal would not occur, the variable consideration is included in the transaction price. For contracts that include sales-based royalties for licensed compounds, we recognize revenue at the date when the related sales occur. Finally, we determine whether the contract contains a significant financing component by analyzing the promised consideration relative to the standalone selling price of the promised goods and services and the timing of payment relative to the transfer of the promised goods and services. At each reporting date, we reassess the transaction price and probability of achievement of the performance obligations and the associated constraints on transaction price. If necessary, we adjust the transaction price, recording a cumulative catch-up based on progress for the amount that was previously constrained.

Revenue is recognized when (or as) control of a performance obligation is transferred to the customer. When combined performance obligations contain a promised license and related services or other promises, management judgment is required to determine the appropriate timing of revenue recognition. In doing so, we must identify the predominant promise or promises in the contract to determine whether revenue is recognized at a point in time or over time. If over time, we must determine the appropriate measure of progress. If a license is deemed to be the predominant promise in a performance obligation, we must determine the nature of the license, whether functional or symbolic intellectual property, to conclude whether point-in-time or over-time revenue recognition is most appropriate. The determination of functional or symbolic intellectual property requires an assessment of whether the customer is able to exploit and benefit from the license in its current condition, or if the utility of the license is dependent on or influenced by our ongoing activities or being associated with us.

At each reporting date, we calculate the measure of progress for the performance obligations transferred over time. The calculation generally uses an input measure based on costs incurred to-date relative to estimated total costs to complete the transfer of the performance obligation. The measurement of progress is then used to calculate the total revenue earned, including any cumulative catch-up adjustment.

Research and Development Contract Costs and Accruals

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. We make estimates of our accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of these estimates with the service providers and make adjustments, if necessary. Examples of estimated accrued research and development expenses include fees paid to:

•	vendors, including research laboratories, in connection with preclinical development activities;

•	CROs and investigative sites in connection with preclinical studies; and

•	CMOs in connection with drug substance and drug product formulation of preclinical studies.

We base the expense recorded related to external research and development on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple CMOs and CROs that supply, conduct and manage nonclinical studies on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or the amount of prepaid expenses accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Equity-Based Compensation Expense

Prior to the Reorganization, we issued equity awards as common incentive units to employees, executives, directors and consultants. Upon the Reorganization on November 1, 2018, we exchanged all outstanding common incentive units for restricted stock and stock options to purchase our common stock. These exchanges resulted in the common incentive unit holders being given either (i) one-for-one restricted stock for their incentive units or (ii) an approximately sixty to forty percent split between restricted stock and options to purchase common stock based on the threshold value amount of the incentive units held by such holders.

Subsequent to the Reorganization, we issue equity awards under the 2018 Stock Incentive Plan, under which we may issue stock options, restricted stock and other equity-based awards. As of June 30, 2020, we have only issued stock options and restricted stock under the 2018 Stock Incentive Plan.

We measure equity-based awards granted to employees, directors, and nonemployees based on their fair value on the date of the grant and recognize compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The equity-based payments include stock options and grants of common stock, including common stock subject to vesting. The measurement date for equity awards is the date of grant, and equity-based compensation costs are recognized as expense over the requisite service period, which is the vesting period, on a straight-line basis. We have issued stock options and restricted stock with performance-based vesting conditions and record the expense for these awards if we conclude that it is probable that the performance condition will be achieved. The fair value of each common incentive unit and stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option, and our expected dividend yield. Expected volatility is calculated based on reported volatility data for a representative group of publicly traded companies for which historical information is available. We select companies with comparable characteristics to us with historical share price information that approximates the expected term of the equity-based awards. We compute the historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period that approximates the calculated expected term of our stock options. We will continue to apply this method until a sufficient amount of historical information regarding the volatility of our stock price becomes available. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant commensurate with the expected term assumption. We use the simplified method, under which the expected term is presumed to be the midpoint between the vesting date and the end of the contractual term. We utilize this method due to lack of historical exercise data. The expected dividend yield is assumed to be zero as we have no current plans to pay any dividends on common stock. The fair value of each restricted common stock award is estimated on the date of grant based on the fair value of our common stock on that same date.

Determination of the Fair Value of Common Stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant with input from management, considering our most recently available third-party valuations of common stock, and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Under the probability-weighted expected return method, or PWERM, the value of an enterprise, and its underlying common securities, are estimated based on an analysis of future values for the enterprise, assuming various outcomes. The value of the common securities is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes and the rights of each class of equity. The future values of the common securities under the various outcomes are discounted back to the valuation date at an appropriate risk-adjusted discount rate and then probability weighted to determine the value for the common securities.

The option pricing method, or OPM, treats common securities and preferred securities as call options on the enterprise’s equity value, with exercise prices based on the liquidation preferences of the preferred securities. Under this method, the common securities have value only if the funds available for distribution to shareholders exceed the value of the liquidation preferences at the time of a liquidity event. The Black-Scholes model is used to price the call option, and the model includes assumptions for the time to liquidity and the volatility of equity value.

The hybrid method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios but using the OPM to estimate the allocation of value within one or more of those scenarios.

Valuations performed in the year ended December 31, 2018 and 2019 used a hybrid of the PWERM and OPM when allocating our enterprise value to classes of securities.

When using the hybrid method, we assumed two scenarios: an IPO scenario and a trade-sale scenario. The IPO scenario estimated an equity value based on the guideline public company method under a market approach. The guideline public companies considered for this scenario consist of biopharmaceutical companies with recently completed initial public offerings. We converted our estimated future value in an IPO to present value using a risk-adjusted discount rate. The equity value for the trade-sale scenario was estimated using the price of a recently issued preferred security, as well as a milestone-based tranche closing. We utilized an option pricing model to quantify or attribute value to these economic rights of convertible preferred stock as compared to the common stock, such as liquidation preferences, dividend provisions, and participation rights after liquidation preferences.

In the OPM, volatility is estimated based on the trading histories of selected guideline public companies. The relative probability of each scenario was determined based on an assessment of then-current market conditions and our expectations as to timing and prospects of an IPO.

The assumptions underlying these valuations were highly complex and subjective and represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could be materially different.

Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

Awards granted

The following table summarize each equity award grant between January 1, 2018 through October 31, 2018:

Grant Date	Award type	Number of shares subject to awards granted	Per share exercise price of awards	Fair value per common share on grant date	Per share estimated fair value of awards(1)
February 13, 2018	Incentive Units	457,206	$0.30	$0.62	$0.55
May 24, 2018	Incentive Units	15,129	$0.30	$0.62	$0.55
August 30, 2018	Incentive Units	229,885	$0.30	$0.70	$0.40
September 14, 2018	Incentive Units	338,577	$0.30	$0.70	$0.40

(1)	The per share estimated fair value of options reflects the weighted-average fair value of incentive units granted on each grant date determined using the Black-Scholes option-pricing model.

The following table summarize each equity award grant between November 1, 2018 (the date of the Reorganization) through July 31, 2020:

Grant Date	Award type	Number of shares subject to awards granted	Per share exercise price of awards	Fair value per common share on grant date	Per share estimated fair value of awards(1)
November 1, 2018	Stock Options	593,134	1.31	1.59	$1.05
November 1, 2018	Restricted Stock	1,182,985	N/A	1.59	$1.59
May 23, 2019	Stock Options	1,370,749	2.08	2.47	$1.68
August 29, 2019	Stock Options	743,937	2.08	2.47	$1.65
November 14, 2019	Stock Options	1,051,059	2.08	2.47	$1.71
January 18, 2020	Stock Options	293,115	2.08	4.67	$3.69
May 14, 2020	Stock Options	1,258,088	5.33	5.33	$3.60
July 29, 2020	Stock Options	294,683	10.33	10.33	$6.76

(1)	The per share estimated fair value of options reflects the weighted-average fair value of options granted on each grant date determined using the Black-Scholes option-pricing model.

At the time of grant of each of the stock options listed above, our board of directors determined that the values included under “Per share exercise price of awards” reasonably reflected the per share fair value of our common shares as of the grant dates. However, for certain dates, the fair value of the common shares at the date of these grants was adjusted to the amounts included under “Estimated Fair Value per Common Share at Grant Date” in connection with retrospective fair value assessments for financial reporting purposes. These reassessed values were based, in part, upon third-party valuations of our common stock prepared as of each grant date on a retrospective basis. The third-party valuations were prepared using the hybrid method and used market approaches to determine our enterprise value.

JOBS Act Accounting Election

Under Section 107(b) of the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, an “emerging growth company” can delay the adoption of new or revised accounting standards until such time as those standards would apply to private companies. We have elected to avail ourselves of this exemption to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, where allowable we have early adopted certain standards as described in Note 2 of our consolidated financial statements. There are other exemptions and reduced reporting requirements provided by the JOBS Act that we are currently evaluating. For example, as an “emerging growth company,” we are exempt from Sections 14A(a) and (b) of the Exchange Act which would otherwise require us to (1) submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “golden parachutes;” and (2) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of our chief executive officer’s compensation to our median employee compensation. We also intend to rely on an exemption from the rule requiring us to provide an auditor’s attestation report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. We will continue to remain an “emerging growth company” until the earliest of the following: (1) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (2) the last day of the fiscal year in which our total annual gross revenue is equal to or more than $1.07 billion; (3) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (4) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our consolidated financial statements appearing at the end of this prospectus.

Quantitative and Qualitative Disclosures About Market Risks

Our primary exposure to market risk relates to changes in interest rates. As of June 30, 2020, we had cash and cash equivalents and marketable securities of $156.0 million. Our exposure to interest rate sensitivity is impacted by changes in the underlying U.S. bank interest rates. Our surplus cash has been invested in money market fund accounts, interest-bearing savings accounts as well as U.S. government debt securities from time to time. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

All of our employees and our operations are currently located in the United States. We have, from time to time, engaged in contracts with contractors or other vendors in a currency other than the U.S. dollar. To date, we have had minimal exposure to fluctuations in foreign currency exchange rates as the time period between the date that transactions are initiated, and the date of payment or receipt of payment is generally of short duration. Accordingly, we believe we do not have a material exposure to foreign currency risk.

Inflation generally affects us by increasing our cost of labor. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the periods presented.

BUSINESS

Overview

We are a biopharmaceutical company focused on discovering and developing novel small molecule therapeutics that selectively degrade disease-causing proteins by harnessing the body’s own natural protein degradation system. Our proprietary targeted protein degradation platform, which we refer to as Pegasus, allows us to discover highly selective small molecule protein degraders with activity against disease-causing proteins throughout the body. We believe that our small molecule protein degraders have significant advantages over existing therapies and allow us to address a large portion of the human genome that was previously intractable with traditional modalities. We focus on biological pathways that have been clinically validated but where key biological nodes/proteins have not been drugged or have been inadequately drugged. To date, we have utilized our Pegasus platform to design novel protein degraders focused in the areas of immunology-inflammation and oncology, and continue to apply our platform’s capabilities to additional therapeutic areas. Our initial programs include IRAK4, IRAKIMiD, and STAT3. With respect to our IRAK4 program, we are collaborating with Sanofi on the development of drug candidates targeting IRAK4 outside the oncology and immuno-oncology fields. We expect to submit an Investigational New Drug Application, or IND, to the U.S. Food and Drug Administration, or the FDA, for KT-474 in the first half of 2021, and if approved, to initiate a Phase 1 trial in adult healthy volunteers and HS and AD patients shortly thereafter. We also expect to submit INDs for degraders from our IRAKIMiD and STAT3 programs in the second half of 2021, and if approved, to initiate Phase 1 trials in adult patients for each program shortly thereafter.

Our proprietary Pegasus platform enables us to design highly active and selective molecules that utilize the body’s natural E3 ligase-directed protein disposal system called the ubiquitin-proteasome system, or UPS, to target and degrade disease-causing proteins. We believe our platform enables us to discover and develop novel protein degraders that optimize the use of the three essential elements of our small molecule protein degraders: an E3 ligase binding moiety, a target protein binding moiety, and a linker connecting the two. The key components below of our Pegasus platform combine our broad understanding of the localization and expression levels of the hundreds of E3 ligases in the human body with our proprietary E3 Ligase Binders Toolbox, as well as our chemistry, biology, and computational capabilities to develop protein degraders that address significant, unmet medical needs.

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E3 Ligase Whole-Body Atlas: We have identified the expression profile of approximately 600 naturally-occurring unique E3 ligases across different tissues. This knowledge enables us to match a target protein with the appropriate E3 ligase based on expression, distribution, intracellular localization, and biology.

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E3 Ligase Binders Toolbox: Our E3 Ligase Whole-Body Atlas has allowed us to generate a toolbox of proprietary ligands designed to bind to an expanded library of E3 ligases that we believe will enable us to develop novel small molecule protein degraders with specific degradation profiles.

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Ternary Complex Modeling: Our structural biology information, combined with biochemical, biophysical, and computational characterization of ternary complexes is used to prospectively design highly efficient and selective degraders.

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Quantitative System Pharmacology Model: Our understanding of the in vitro and in vivo pharmacokinetic/pharmacodynamic, or PK/PD, relationships of our degraders across different tissues and cell types has allowed us to build an understanding of the diverse parameters that impact protein levels, and to model these parameters in different species, including humans.

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Proprietary Chemistry: Our expertise in proprietary chemistry provides us the opportunity to design degraders with optimized pharmaceutical properties tailored to not only specific diseases but also potentially targeted patient populations.

We are initially developing our IRAK4 program for the treatment of a broad set of immunology-inflammation diseases, including hidradenitis suppurativa, or HS, atopic dermatitis, or AD, and rheumatoid arthritis, or RA. We have demonstrated through our in vitro and in vivo studies that KT-474, by degrading and removing the protein and thereby impacting both the kinase and the scaffolding functions of IRAK4, can selectively block interleukin-1 receptors/ toll-like receptors, or IL-1/TLR,-mediated inflammation in a way we believe to be superior to what can be achieved with IRAK4 kinase inhibitors. We expect to submit an investigational new drug application, or IND, to the U.S. Food and Drug Administration, or FDA, in the first half of 2021, and subsequently, if approved, to initiate a Phase 1 trial in adult healthy volunteers and HS and AD patients thereafter. Our Phase 1 trial will assess the safety and tolerability of KT-474 when orally administered daily at escalating dose levels. We are also developing our IRAKIMiD program for the treatment of MYD88-mutated diffuse large B cell lymphoma, or DLBCL. Our IRAKIMiD molecules combine IRAK4 degradation with the activity of immunomodulatory imide drugs, or IMiDs, in a single synergistic molecule that addresses both the IL-1R/TLR and Type 1 interferon, or IFN, pathways. We are also developing our STAT3 program for the treatment of hematologic malignancies, solid tumors, and autoimmune diseases. Our IRAKIMiD and STAT3 programs are both expected to enter the clinic in the second half of 2021.

Our IRAK4, IRAKIMiD, and STAT3 programs exemplify our focus on addressing high impact targets that have been elusive to conventional modalities and that drive the pathogenesis of multiple serious diseases with significant unmet medical needs. These programs focus on a single critical signaling node within the genetically and clinically validated IL-1R/TLR and JAK/STAT pathways. We believe degrading these targets has the potential to treat multiple immune-inflammatory diseases, hematologic malignancies, and solid tumors. We also have multiple programs in earlier stages of development. Some of the translational hypotheses we are exploring are enabled by selective and/or restricted expression of E3 ligases to increase the therapeutic potential of target biology. We are also exploring targets in multiple other therapeutic areas outside of our core areas of focus through our partnerships with Vertex Pharmaceuticals Incorporated, or Vertex, and Genzyme Corporation, or Sanofi.

We are led by an experienced team of dedicated scientists and experts with decades of experience in the foundational areas of targeted protein degradation, or TPD, and drug development, including E3 ligase biology, ternary complex characterization and modeling, chemistry, pharmacology, PK/PD modeling, disease biology, translational medicine, and clinical development. Our internal efforts are complemented by important strategic collaborations, including our agreements with Vertex and Sanofi. Since our inception, we have raised over $400 million in capital, including equity capital as well as actual and committed upfront payments from investors and collaborators. Some of our current investors include our founding investor Atlas Venture, as well as Amgen Ventures, Bain Capital Life Sciences, Bessemer Venture Partners, Blackrock, BVF Partners, Hatteras Venture Partners, Janus Henderson Investors, Lilly Ventures, MRL Ventures Fund (Merck), Pfizer Ventures, Redmile Group, Rock Springs Capital, Sanofi Ventures, 6 Dimensions Capital, Solasta Ventures, Wellington Management, Vertex and a large US-based, healthcare-focused fund.

Our Pipeline

Our internal programs are focused on targets that have not been drugged or that have been inadequately-drugged that are key components of well-validated pathways central to disease pathogenesis across clinical indications in oncology and immunology-inflammation with high unmet needs. We are also exploring targets in other therapeutic areas outside of our core areas of focus through our partnerships with Vertex and Sanofi. The following table summarizes our development pipeline:

Our Strategy

Our mission is to discover, develop and commercialize novel and transformative therapies that improve the lives of patients with serious diseases, and we are committed to selection of targets that enable a broad impact across multiple clinical indications with high unmet medical need. We believe the unique discovery capabilities of our Pegasus platform will position us to be a leader in the area of targeted protein degradation. Our goal is to become a fully integrated biopharmaceutical company with a pipeline of novel therapeutics targeting disease-causing proteins that were previously intractable. We intend to achieve this goal by pursuing the strategic objectives set forth below.

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Advance the development of our IRAK4, IRAKIMiD, and STAT3 programs to deliver transformative therapies to patients. We maintain a core set of drug development principles which guide our protein target selection and our discovery and development efforts. We are specifically focused on delivering therapeutic solutions that reach previously inaccessible targets, in particular those in which the biological pathways are clinically and genetically well-validated, in order to address significant unmet medical needs within broad patient populations. We believe our IRAK4, IRAKIMiD, and STAT3 programs have the potential to treat multiple immune-inflammatory and oncology disease indications that fit these criteria. We expect to submit an IND for KT-474 in the first half of 2021, and if approved, to initiate a Phase 1 trial in adult healthy volunteers and HS and AD patients shortly thereafter. We also expect to submit INDs for degraders from our IRAKIMiD and STAT3 programs in the second half of 2021, and if approved, to initiate Phase 1 trials in adult patients for each program shortly thereafter.

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Further expand the capabilities of our Pegasus platform to identify the optimal pairing of protein degraders with E3 ligases for a range of disease states. Our TPD platform, Pegasus, enables us to identify an expanded library of E3 ligases to discover highly selective degraders with activity against disease causing proteins throughout the body. Pegasus has the potential to help us better understand not only the optimal pairing of disease-causing protein targets with E3 ligases, but also the degradation profiles across different cell types and tissues, further enabling us to convert our differentiated E3 binders into novel degraders. We believe our ability to identify and utilize previously unliganded E3 ligases, particularly those with selective or restricted expression, may unlock new opportunities across broad therapeutic applications.

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Continue to build a broad and diverse pipeline of novel protein degraders. Guided by our drug development principles and the learnings from our IRAK4, IRAKIMiD, and STAT3 programs, we intend to continue to identify therapeutic targets that have disruptive therapeutic potential and are predicted to be well-suited for a TPD approach. Given the unique genetic profiles in some of the patient populations that we aim to serve, we plan to continue to leverage a precision medicine approach to help identify patients with the highest probability of responding to our degrader drug candidates. The capabilities of our discovery platform, such as our expanded toolbox that includes E3 ligases beyond the two predominantly used in the field today, cereblon and von Hippel-Lindau, or VHL, enable us to pursue targets linked to a wider range of indications.

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Expand and protect our proprietary know-how and intellectual property. We have developed a broad patent estate protecting our intellectual property, which we intend to expand to further protect our Pegasus platform and the drug candidates we develop. Our intellectual property, which includes proprietary know-how as well as a series of patents, applies to not only our invented compounds but also to our E3 Ligase Whole-Body Atlas and our E3 Ligase Binders Toolbox.

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Pursue synergistic collaboration opportunities. To further our goal of delivering transformative therapies to the broadest possible patient population, we intend to become a fully integrated biopharmaceutical company. As part of this plan, in addition to our ongoing collaborations with Vertex and Sanofi, we expect to leverage additional strategic partnerships that can contribute complementary capabilities in discovery, development and commercialization in disease areas both within and outside of our core areas of therapeutic focus.

Background of Targeted Protein Degradation

Proteins are responsible for the structure, function and regulation of tissues and organs. Cells in the body continuously synthesize and degrade proteins, maintaining an equilibrium called protein homeostasis. Most diseases are the result of aberrant protein behavior driven by activation, mutation, or downregulation of the protein itself, or by the gene responsible for the transcription and translation of that particular protein. With a deepened molecular understanding of various diseases and the characterization of the full human genome, research efforts have increasingly focused on the development of medicines to address malfunctioning proteins responsible for oncologic, auto-immune, cardio-metabolic, neurodegenerative, and rare genetic diseases.

The ‘druggable’ genome challenge

Several therapeutic modalities have been developed over the years to address aberrant protein activity. These have included small molecule inhibitors of protein function, therapeutic antibodies, oligo-based therapeutics such as RNA interference therapeutics, antisense oligonucleotides, or ASO, and other genetic therapies.

Some of these modalities have had a tremendous impact on the treatment of diseases and quality of life of patients, and several others, while earlier stage, offer potential. However, these traditional modalities face specific challenges that limit their therapeutic impact and reach. Some of the limitations of existing modalities include the following:

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Traditional small molecule therapeutics are unable to block the function of proteins without a catalytic or substrate binding site and cannot block proteins with dual function, as such are not effective against transcription factors, scaffolding and adaptor proteins, many of which play a key role in certain diseases.

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Therapeutic antibodies are generally too large to penetrate cells and are therefore typically limited to protein targets that are extracellular, or outside of the cell, whereas most proteins are inside the cell. They also have to be dosed parenterally and can be costly and complex to develop and manufacture.

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Oligo-based therapeutics are capable of drugging proteins elusive to small molecules in some cases but have significant drug delivery challenges with dosing and in achieving systemic distribution, greatly limiting the breadth of diseases they are able to address effectively. These therapeutics can also be costly and complex to develop and manufacture.

As a result of these limitations, we believe that only 20% of the full human genome has been effectively drugged to date. New therapeutic modalities which can overcome some of these challenges are necessary to expand the drugged proteome/genome and provide new efficacious medicines to patients in need. We believe that targeted protein degradation is such a modality.

Figure 1. Expanding the Druggable Human Proteome.

Targeted Protein Degradation

One of the methods that cells use to control the balance between the synthesis of new proteins and the degradation and disposal of damaged and/or misfolded proteins, is the UPS. The discovery of ubiquitin-mediated protein degradation provided important insights into specific processes like cellular division and DNA repair and led to the discovery of UPS’ critical roles in various cellular pathways, including the cell cycle, signaling pathways, the regulation of gene expression, and responses to oxidative stress. The discovery of the UPS also revealed a new modality to harness this cellular process for the treatment of diseases.

The UPS comprises a series of finely orchestrated enzymatic sequences that ultimately lead to protein polyubiquitination and degradation by the proteasome in cells. Protein ubiquitination is a cellular process involving an enzymatic cascade consisting of ubiquitin-activating enzymes (E1), ubiquitin-conjugating enzymes (E2), and ubiquitin-protein ligases (E3). In humans, there are two classes of ubiquitin activating E1 enzymes, more than 30 E2 enzymes, and approximately 600 E3 ligases.

As illustrated in the figure below, the E3/E2/ubiquitin ligase complex (shown in blue) binds to a substrate protein (shown in purple) to mediate the transfer of ubiquitin, which leads to degradation of the target protein through the proteasome.

Figure 2. Natural Protein Degradation Through Ubiquitin-Proteasome System.

Targeted protein degradation is a new modality that co-opts this innate cellular process. The core of the TPD modality consists of a small molecule (shown in magenta in the figure below) that we refer to as a heterobifunctional degrader. The role of this heterobifunctional degrader molecule is to mediate a “new” interaction through the formation of a ternary complex between a disease-causing protein and an E3 ligase. The E3 ligase tags the protein target for degradation by attaching a series of ubiquitin, and the proteasome recognizes the tagged protein and degrades it into small peptides.

Forming an efficient ternary complex, as shown in step 2 in the figure below, is a critical step in TPD, and its formation, function, and effect on cellular and in vivo systems is vital to the success of the degradation and its impact on disease. In addition, the degrader molecule needs to be able to effect degradation in a variety of different cell types and contexts and have the right pharmaceutical properties to be therapeutically dosed to patients.

As shown in the figure below, after the degrader facilitates the ubiquitination of the target protein, and as the protein is degraded by the proteasome, the molecule separates from the protein, and is able to form another ternary complex to conduct the degradation process again. This iterative mechanism is catalytic, which results in increased potency even at lower concentrations, another key differentiator from other modalities such as small molecule inhibitors and therapeutic antibodies.

Figure 3. Overview of Targeted Protein Degradation.

Due to the unique advantages of targeted protein degradation, this transformative modality is capable of targeting proteins traditionally undrugged by small molecules. Specifically, TPD can target proteins without a catalytic function such as scaffolding proteins and transcription factors, with small molecule-like drug properties that can potentially be dosed orally and distributed systemically unlike oligo-based therapeutics such as RNAi’s. TPD molecules also are amenable to existing small molecule manufacturing principles which are less costly than other therapeutic modalities. Because of the catalytic nature of the degradation process, we believe the modality has the potential to be therapeutically effective with smaller amounts of drug substance and less frequent dosing than traditional therapeutics.

The use of small molecules to affect protein homeostasis has been clinically and commercially validated by multiple drugs over the past two decades. Drugs such as bortezomib and fulvestrant have been understood to inhibit the proteasome and target the receptor for proteasome-dependent degradation, respectively. More recently, immunomodulatory imide drugs such as lenalidomide and pomalidomide have been understood on a post-hoc basis to direct the degradation of a series of transcription factors via the UPS.

These immunomodulatory drugs have validated the concept of using the UPS to degrade proteins and elicit a pharmacological and therapeutic effect in disease settings. However, unlike earlier approaches in this field, TPD takes this proven concept further to prospectively target the degradation of a wider range of proteins through the rational design of heterobifunctional degraders which coordinate the discreet binding of target proteins and E3 ligases to drive the desired protein degradation.

Currently, the field of TPD has largely been focused on the generation of heterobifunctional small molecule degraders against various targets by using the generally well-characterized E3 ligases, cereblon and VHL. Heterobifunctional degraders targeting either the androgen receptor or estrogen receptor for the treatment of castration-resistant prostate cancer or advanced breast cancer, respectively, are currently in Phase 1 clinical testing. Both degrader compounds are oral drugs administered daily with early signs of acceptable pharmacokinetics and safety and, in the case of the androgen receptor degrader, preliminary evidence of tumor growth inhibition.

An important factor for the efficiency of a degrader is the specificity and affinity to the targeted E3 ligase. The various E3 ligases have different distribution and cellular localization profiles that are important factors when considering which E3 ligase to use for a particular disease protein target. There are approximately 600 E3 ligases that occur in nature, but to date only a handful of these E3 ligases have been evaluated for therapeutic purposes, leaving a substantial portion of the genome available for targeting.

Our Pegasus Platform

We built Pegasus, our proprietary TPD platform, to serve as an effective drug discovery and development engine leveraging our proprietary expertise and knowledge, as well as numerous chemistry, biology and computational capabilities. Our platform allows us to discover highly efficient and selective degraders by matching the right target with the ideal E3 ligase and optimizing molecular properties in order to increase the likelihood of therapeutic success for a particular disease state. Pegasus also allows us to design degraders with the appropriate pharmaceutical properties through our ability to study and model ternary complexes. We believe our understanding of degradation profiles across multiple tissues and cell types in different species increases the probability of clinical translation success. We believe our TPD platform is an engine for innovation, allowing us to expand the druggable proteome and thereby access critical disease pathway nodes that have to date been considered either undruggable or inadequately addressed with conventional modalities. Our capabilities have been developed through the key features of our Pegasus platform, which include the following:

•	E3 Ligase Whole-Body Atlas

•	E3 Ligase Binders Toolbox

•	Ternary Complex Modeling

•	Quantitative System Pharmacology Model

•	Proprietary Chemistry

E3 Ligase Whole-Body Atlas. We have developed a proprietary human whole body E3 Atlas for mapping expression patterns of all known human E3 ligases in both disease and healthy contexts by combining the power of quantitative, high-resolution proteomics with proprietary algorithms. We are refining the characterization of the expression profiles in healthy and diseased tissues of generally well-established liganded E3 ligases like cereblon and VHL and, more importantly, of the approximately 600 naturally-occurring E3 ligases, most of which are still unliganded. We are establishing subcellular localization indices for each E3 ligase and determining their absolute abundances. We believe our approach overcomes the limitations of relying on publicly available RNA or antibody-based protein expression datasets, which often lead to inaccuracies in determining relative E3 ligase expression levels in different biological contexts.

Our proprietary E3 Ligase Whole-Body Atlas enables data-driven disease-selective protein degradation strategies based on all of the mapped E3 ligases, which we view as a paradigm shift from relying on the limited number of E3 ligases typically exploited for TPD and provide us with a distinct competitive advantage. Using comparative analyses of expression patterns, we can identify selective pairings of E3 ligases with therapeutic targets of interest, including tissue-selective or tissue-restrictive pairings. We believe this approach is central to building out a toolbox of differentiated E3 ligase binders. Furthermore, we are able to use our custom-built Quantitative Systems Pharmacology Models in combination with proprietary data on the absolute abundance of E3 ligases and targets to predict cellular efficacy. The graph below shows an example of diverse expression profiles, using circle size as a relative abundance measure, for E3 ligases and selected targets across a panel of healthy tissues (on the x-axis), taken from our proprietary E3 Ligase Whole-Body Atlas.

Figure 4. Example of Diverse Expression Profiles for Selected Targets and E3 Ligases Across a Panel of Healthy Tissues, Taken from Our Proprietary E3 Ligase Whole-Body Atlas.

E3 Ligase Binders Toolbox. Leveraging the knowledge generated by our E3 Ligase Whole-Body Atlas, we are building a proprietary toolbox of differentiated E3 ligase binders for the development of next-generation targets and disease-specific degraders. We are focused on building an expanded library of E3 ligases and novel ligands with differentiated expression profiles in order to selectively pair them with targets in specific tissues, cell types and subcellular compartments. We believe that this approach to degrader design will lead to more selective target degradation in disease contexts, while avoiding target degradation in tissues associated with known toxicities, which we believe will lead to a substantially improved overall safety profile for our degrader molecules. For example, as shown in the figure below, using the E3 Ligase Whole-Body Atlas we identified a novel bone marrow sparing E3 ligase, which has been successfully liganded and used to degrade a target protein.

Figure 5. Identification and Activity of a Tissue-restrictive Novel E3 Ligase.

Through our knowledge of E3 ligases and proprietary data on expression profiling, we believe we are uniquely positioned to identify both differentiated and ligandable E3 ligases that can be deployed against multiple targets, spanning broad therapeutic areas.

Ternary Complex Modeling. We believe that the understanding of the activity of the ternary complex is critical to the optimization and development of our degrader therapeutics. Ternary complexes are formed when a degrader binds to both an E3 ligase and the protein of interest. We characterize this interaction with both structural biology and biophysical techniques and utilize a sophisticated, structure-based approach to modeling. Our proprietary approach is tailored to the unique features of heterobifunctional degraders, which, unlike small-molecule inhibitors, facilitates proximity-based engagement of an E3 ligase with a target protein. Design of degraders requires consideration of both the length and composition of the linker, which can have a significant impact on the formation of the ternary complex and ultimately the efficiency of the degradation. We have developed and fully integrated into our discovery platform an efficient and powerful Ternary Complex Modeling, or TCM, method. The TCM method combines computational evaluation of tens of millions of potential protein-protein complexes, leveraging cloud computing resources, with statistical analyses to establish optimal linker lengths and geometry and to predict key aspects of target/degrader/E3 ligase ternary complexes. Our approach allows for rapid design of degraders, which in combination with design-build-test cycles, allows us to optimize our degraders by identifying key interactions and geometric constraints.

Quantitative Systems Pharmacology Model. Our proprietary Quantitative Systems Pharmacology, or QSP, model helps solve the complex equations required in TPD to accurately translate PK/PD into optimal human dosing. Our QSP model enables us to refine the understanding of each parameter that impacts the protein degradation profiles of degraders in tissues and then predict these varying parameters in different contexts. These parameters can include the affinity of binding to proteins and E3 ligases, ternary complex kinetics, protein half-life, target protein and E3 ligase concentrations. Using data from our proprietary E3 Ligase Whole-Body Atlas, combined with relevant biochemical and cellular degradation assays, we deploy the model to enhance optimal target and E3 ligase selection. As illustrated in the figure below, QSP modeling is able to predict how the relative concentrations of the E3 ligase and the target protein impact the maximal degree of degradation and can be used to exclude E3 ligases whose concentration in target tissues may be insufficient to achieve the desired level of degradation. Our model is able to predict the impact of differential targeting versus E3 ligase expression profiles on degradation efficiencies. In fact, the example below shows two different ternary complex prediction curves based on differential expression of E3 ligases as compared to the same target protein. These insights are taken into consideration in the selection of the optimal E3 ligase for the target of interest to achieve the desired degradation profile whether it is systemic or restricted degradation across different cell types.

Figure 6. QSP Modeling to Achieve the Desired Degradation Profile.

Proprietary Chemistry. We are leveraging our experienced team of dedicated scientists and experts with decades of experience in chemistry, structural biology and computational chemistry to optimize both E3 binders and target protein binders to convert them into highly efficient and selective degraders. We deploy diverse compound and virtual libraries for identification of starting ligands that bind to both the E3 ligase of interest and target. Our curated libraries include compounds with preferred physicochemical properties conducive to achieving oral bioavailability, and incorporate both covalent and non-covalent chemical scaffolds, as well as DNA-encoded libraries. We deploy direct-affinity assays and bead-based separation for fragment-based and DNA-encoded library screening. Computational chemistry is used to find suitable binding pockets to enable virtual screening. These in silico exercises rely upon structural biology, and together enable structure-based drug discovery. To support rapid synthesis of degrader molecules, we have built our own readily accessible and diverse library of linkers to connect binders to the E3 ligase and the target. We then integrate our TCM capabilities with proprietary linker chemistry to enable rational degrader design and optimization, reducing the time to development of highly efficient and selective degraders with the pharmaceutical properties tailored to specific patient populations and diseases. In this way, we were able to develop second-generation molecules with significantly improved permeability and bioavailability while sustaining the strong degrader properties exhibited in our first-generation molecules. As shown in the table below, medicinal chemistry optimization of IRAK4 degraders improved physicochemical, drug metabolism, and pharmacokinetic parameters, resulting in a compound with improved drug-like properties.

Figure 7. Medicinal Chemistry Optimization of Key Parameters to Improve Drug-Like Properties.

Our Programs

Target Selection

As an organization dedicated to improving the lives of patients with serious diseases, we are committed to the selection of targets that enable a broad impact across multiple clinical indications with high unmet medical need. In order to reduce the risk in our drug development, we prioritize genetically and clinically validated biological pathways known to play a key role in disease pathogenesis. Within these pathways, we focus on undrugged or inadequately drugged targets where we believe TPD can provide a transformative therapeutic solution. Especially in oncology, we intend to select targets that enable a genetically driven patient selection strategy in order to increase the probability of clinical success. We believe the ability to develop small molecule degraders using tissue-restricted and/or tissue-selective E3 ligases when preferable also enables us to unlock the biologic potential of targets that could not be adequately drugged with current therapeutic approaches.

We are initially focused on the IL-1R/TLR pathway and the JAK-STAT pathway, both of which have been clinically and commercially validated by several drugs in oncology, immunology, and inflammation. In particular, the role of the IL-1R/TLR pathway has been demonstrated in several inflammatory and autoimmune diseases, including AD, HS, macrophage activation syndrome, general pustular psoriasis, and RA. This pathway also has been shown to play a role in cardiovascular disease (atherosclerosis) and cancer (lymphomas and lung cancer). All of these diseases have been impacted by monoclonal antibodies targeting several IL-1 family cytokines: IL-1, IL-18, IL-36, and IL-33. Despite significant drug discovery efforts over the last two decades, there remains a need for a small molecule solution to effectively drug this pathway intracellularly in order to provide an improved therapeutic effect over single cytokine blockers with the convenience of an oral pill. Small molecule kinase domain inhibitors of the scaffolding kinase IRAK4, a protein directly downstream of the IL-1 and TLR receptors, have been the closest to date to achieving this goal. However, while these compounds have been effective at blocking this pathway, they are only able to block the kinase function of IRAK4 but not the scaffolding function, which regulates the stability and activity of the IL-1R/TLR dependent MYD88 complex. We believe TPD is well-suited to address this pathway as it offers the potential to degrade IRAK4, thereby addressing both the scaffolding and kinase functions, which fully blocks the signaling pathways dependent on the IL-1 and TLR receptor. We believe that our TPD approach provides the potential to impact a wide variety of diseases associated with this pathway with a daily oral small molecule.

Figure 8. IL-1R/TLR Pathway—IRAK4.

Figure 8 above summarizes key areas of academic and industry research regarding the IL-1R/TLR pathway and IRAK4’s role in that pathway, which we believe validates this as an area of focus for our development efforts.

Likewise, the JAK-STAT pathway has been well validated by several small molecule inhibitors targeting the JAK kinase family and therapeutic antibodies blocking the IL-6 cytokine in cancer and inflammatory diseases. One of the key nodes of this pathway is a transcription factor, STAT3, that is responsible for downstream gene transcription of several disease-relevant proteins in cancer and immunology, including several clinically validated cytokines. There are several thousand publications on the role of STAT3 in these diseases and STAT3 has been the subject of several drug discovery programs over the past 20 years. However, due to the limitations of other modalities, STAT3, an intracellular transcription factor, has not been effectively drugged to date. We believe that TPD can provide a transformative, technological solution and help unlock this powerful biology to treat patients across a wide variety of diseases, including cancer, immunology, and fibrosis.

Figure 9. JAK/STAT Pathway—STAT3.

Figure 9 above summarizes key areas of academic research and industry development efforts regarding the JAK/STAT pathway and STAT3’s role in that pathway which we believe validates this as an area of focus for our development efforts.

IRAK4 Degrader for IL-1R/TLR-driven Immunology-inflammation Diseases

Summary

We are developing KT-474, a highly active and selective, orally bioavailable IRAK4 degrader, for the treatment of IL-1R/TLR-driven immuno-inflammatory conditions and diseases with high unmet medical need, including HS, as well as AD and RA. We have chosen to pursue IRAK4 degradation due to the well-validated role of the IL-1R/TLR pathway in immunology and inflammation and the potential advantage that drugging a single node of multiple different mediators of inflammation has over other approaches focused on targeting one of many cytokines that stimulate the IRAK4 node. IRAK4 is a critical node in the IL-1R/TLR signaling pathway, which is dependent on both IRAK4’s kinase activity and scaffolding function. We have demonstrated through our in vitro and in vivo studies that KT-474 induces IRAK4 degradation, impacting both the kinase and the scaffolding functions, and therefore can selectively block IL-1R/TLR-mediated inflammation in a way we believe to be superior to IRAK4 kinase inhibitors. We therefore believe KT-474 has the potential to improve outcomes over current treatment options as well as other drugs currently in development. We expect to submit an IND for KT-474 to the FDA in the first half of 2021, and subsequently, if approved, to initiate a Phase 1 trial in adult healthy volunteers and HS and AD patients shortly thereafter. In July 2020, we announced a strategic collaboration with Sanofi to develop and commercialize therapies targeting IRAK4 in patients with immune-inflammatory diseases. See the section entitled “Business—Collaborations—Collaboration Agreement with Genzyme Corporation” appearing elsewhere in this prospectus for more information.

Biology and Mechanism of Action of IRAK4 Degrader

IRAK4 is a key component of the myddosome, a multiprotein complex involved in innate immunity that mediates signaling through TLRs and IL-1Rs. The IRAK4 protein is ubiquitously expressed across multiple different tissue types, including skin, lymphoid tissue, bone marrow, gastrointestinal tract, and lung.

The function of IRAK4 is dependent both on its kinase activity and on its scaffolding function, which are required for the assembly of the myddosome complex following TLR or IL-1R engagement and MYD88 activation. While the kinase function is primarily responsible for the phosphorylation events in the IRAK4-JNK axis, the scaffolding function is primarily responsible for the NF-KB activation and downstream gene traction of several key pro-inflammatory cytokines and chemokines.

We believe IRAK4 degradation is superior to IRAK4 kinase inhibition as our preclinical data suggests that it is critical to block both the kinase activity and scaffolding functions of the IRAK4 protein, which requires removal, as opposed to just inhibition, of the protein. IL-1 family cytokines, including IL-1a, IL-1ß, IL-18, IL-36, and IL-33, have been implicated in a variety of different immunology-inflammation conditions and diseases. As both TLRs and IL-1Rs are involved in the production and response to all of these IL-1 family cytokines, IRAK4 targeting with a single small molecule degrader could impact multiple different cytokines and chemokines and thereby provide a transformative approach to the treatment of IL-1R/TLR-driven diseases.

Figure 10. IRAK4 Function is Comprised of Both Kinase-Dependent and -Independent Activity.

Development Opportunities and Differentiation from IL-1 Family Cytokine Antibodies

There are numerous cutaneous, rheumatic and gastrointestinal immunology-inflammation disease indications for which pathogenesis involves IL-1 family cytokines as well as TLR stimulation. These present opportunities where we believe a highly efficient and selective IRAK4 degrader would provide significant advantages over both currently approved treatment options and those in clinical development. We are initially prioritizing indications such as HS, AD, and RA where there is clinical proof of concept for targeting cytokines impacted by the IL-1R/TLR pathway but for which there continues to be a high level of unmet need.

Hidradenitis Suppurativa

HS is a chronic, destructive, painful and debilitating inflammatory skin disease affecting up to 1% of both the U.S. and global population. Patients with HS have numerous painful, draining nodules and abscesses, usually within skin folds, that are characterized by inflammation and bacterial colonization. Currently HS is treated symptomatically with corticosteroids, antibiotics and surgery. The only FDA-approved treatment for HS is the anti-TNF antibody adalimumab, which provides some benefit to approximately 50% of patients with moderate-to-severe disease but is not curative. Thus, there remains a high unmet need for better therapies for the treatment of HS.

Bacterial activation of TLRs, as well as the production of IL-1a, IL-1ß, and IL-36 by keratinocytes and inflammatory cells leading to inflammation characterized by high levels of TNF-a, IL-6, and IL-17, are central to the pathogenesis of HS. Monoclonal antibodies targeting individual cytokines such as IL-1a (bermekimab), IL-1a/ß receptor (anakinra), and IL-17 (secukinumab and bimekizumab) have shown preliminary clinical activity in HS and provide clinical validation for targeting the IL-1R/TLR pathway in HS. As such, an IRAK4 degrader which acts on multiple cytokines as well as TLRs has the potential to offer a significant advantage over the single-cytokine-targeting agents currently being developed.

Atopic Dermatitis

AD is a chronic, pruritic inflammatory skin disease that occurs most frequently in children but also affects adults. In the U.S., the prevalence of AD is approximately seven to ten percent. AD follows a chronic relapsing course over month to years, with dry skin and severe pruritus as the primary symptoms, sometimes accompanied by skin thickening from chronic scratching and fissuring. AD is treated symptomatically with topical therapies, including emollients, corticosteroids, and phosphodiesterase inhibitors. The lone FDA-approved systemic treatment is the IL-4Ra targeting antibody dupilumab, though only approximately 40% of moderate-to-severe disease patients met the primary endpoint in its Phase 3 trials, leaving a significant percentage of patients who are currently underserved.

Furthermore, there is evidence that IL-33 and IL-1 are both involved in the generation of inflammation in both AD and other allergic diseases, including eosinophilic asthma and chronic rhinosinusitis. Single-cytokine-targeting monoclonal antibodies against IL-33 (etokimab) and IL-1a (bermekimab) have shown preliminary clinical activity in AD. Thus, the ability of an IRAK4 degrader to impact the production of both IL-33 and IL-1, through complete TLR signaling blockade, and the cellular response to both cytokines, through complete IL-1R signaling blockade, provides a compelling mechanistic rationale for development in AD.

Rheumatoid Arthritis

RA is the most common inflammatory arthritis, affecting approximately 0.5% of the U.S. population. The synovial inflammation characteristic of RA is driven by Th1 and Th17 immune responses with production of TNF-a and IL-1 family cytokines, including IL-1, IL-18 and IL-33, IL-6 and IL-17. Multiple therapies targeting the IL-1R/TLR pathway are approved for RA, and recently an IRAK4 kinase inhibitor (PF-06650833) has shown clinical activity comparable to the JAK inhibitor tofacitinib and a favorable safety profile in a randomized, placebo-controlled Phase 2b study in RA patients with inadequate response to methotrexate. Based on these early signs of activation, we believe a degrader-based approach which impacts both the kinase activity and the scaffolding function of IRAK4 may have the potential for a more transformative effect on the disease.

Preclinical Studies and Data

In support of our IND-enabling studies, we have demonstrated KT-474’s high activity, selectivity and therapeutic potential both in vitro and in vivo studies.

In Vitro Data

In order to determine the selectivity and activity of KT-474, we treated human monocytes from multiple donors with increasing concentrations of KT-474 and assessed the degree of IRAK4 degradation. A negative control compound, KT-5653, which binds IRAK4 but not the E3 ligase, was also included as the control. As shown in Figure 11, KT-474 degraded IRAK4 in human monocytes with a calculated a half-maximal degradation concentration, or DC50, of 2.1 nM, significantly lower than the negative control.

Figure 11. Cellular Degradation of IRAK4 in Human Monocytes Upon Treatment of KT-474.

We performed deep mass spectrometry-based proteomics on KT-474-treated human peripheral blood monocytes, or hPBMC, to assess the specificity of KT-474. Volcano plots are used to visualize the data plotting fold changes in the x-axis and statistical significance on the y-axis. As shown in Figure 12, measurement of over 10,000 proteins showed that IRAK4 is the only protein degraded by KT-474, highlighting the compound’s selectivity profile.

Figure 12. Proteomics Analysis of KT-474 Selectivity in hPBMC.

Stimulation and Comparison to IRAK4 Kinase Inhibitors

We assessed the functional activity of KT-474 by measuring pro-inflammatory cytokine levels following TLR4 (LPS) or TLR7/8 (R848) agonist stimulation of hPBMC cultures. Cells were pretreated with KT-474, its negative control KT-5653, the IRAK4 small molecule inhibitor, or SMI, PF-06550833, and another IRAK4 SMI overnight and then stimulated with LPS or R848 before measuring IL-6 cytokine levels. The figure below shows KT-474 is better able to inhibit IL-6 under both LPS and R848 conditions and was able to achieve greater maximal cytokine inhibition compared to either IRAK4 SMI.

Figure 13. Effect of KT-474 on hPBMC IL-6 Production in Response to LPS (a) and R848 (b).

The ability of KT-474 to block downstream phosphorylation events following LPS or R848 stimulation in hPBMC cultures was also evaluated using a phospho-protein multiplex flow cytometry assay. Following compound pretreatment, hPBMCs were stimulated with LPS or R848 for a finite period, prepared and analyzed for phospho-protein levels. The heatmap signature in Figure 14 shows KT-474 treatment was able to inhibit pro-inflammatory phosphorylation events following R848 or LPS stimulation in a superior manner to the IRAK4 SMIs.

Figure 14. Effect of KT-474 on Phosphoprotein Upregulation in Response to R848 and LPS Stimulation and Comparison to IRAK4 SMIs.

In Vivo Data

Topical application of the TLR7/8 agonist, imiquimod, or IMQ, induces skin thickening associated with inflammatory cell infiltration, activates the NF-KB pathway and IL-23/IL-17 axis, and produces IL-1 family cytokines from keratinocytes, recapitulating several key pathological features of skin inflammation, including HS and psoriasis. In this in vivo model, orally administered KT-474 inhibited topical IMQ-induced skin thickening, which was a reflection of local and systemic inflammation, to an extent comparable to a topical corticosteroid (clobetasol) at doses achieving at least 60-70% IRAK4 knockdown in skin and spleen (Figure 15).

Figure 15. KT-474 Downregulates IRAK4 Expression and Inhibits Skin Thickening in Mouse Imiquimod Model of Psoriasis.

In order to investigate neutrophil recruitment and inflammasome dependent cytokine production, we injected monosodium urate, or MSU, crystals into an artificially created subcutaneous air pouch in mice. Analysis of the pouch exudate following injection of MSU crystals demonstrated that KT-474 blocked neutrophil infiltration and IL-1ß production at doses resulting in 80% or greater IRAK4 reduction in the spleen (Figure 16).

Figure 16. KT-474 Inhibits Neutrophil Migration and IL-1ß Production

in the Mouse MSU Air Pouch Model.

In a 14-day non-GLP toxicology study of daily, orally-administered KT-474 in rats and non-rodents, the compound was well-tolerated at doses of up to 600 mg/kg in rats and 100 mg/kg in non-rodents. Notably, pharmacodynamic assessment demonstrated complete knockdown of IRAK4 24 hours after the last dose on day 15 in multiple tissues including skin, spleen, lymph nodes and animal peripheral blood monocytes, PBMCs, as shown in Figure 17. Together this demonstrates that nearly complete systemic degradation of IRAK4 was well-tolerated and supports the advancement of KT-474 into IND-enabling studies.

Figure 17. IRAK4 Knockdown in Tissues After 14 Days of KT-474 Dosing

in Non-Rodent Non-GLP Toxicology Study.

In addition, the reversibility of IRAK4 knockdown in vivo was demonstrated in mice and non-rodents, where recovery of IRAK4 levels in blood (PBMC) and skin was observed within 48 to 72 hours following cessation of daily oral dosing. We believe these data point to a potential safety advantage for TPD relative to genetic medicines approaches of protein knockdown, as cessation of the TPD agent is sufficient to restore protein levels back to steady state within a reasonable timeframe.

In summary, these preclinical data show that orally administered KT-474 safely and selectively suppresses IRAK4 expression in rodents and non-rodents, inhibits inflammation, including neutrophil infiltration, in murine models mechanistically relevant to the pathogenesis of HS, AD, and RA, and demonstrates a therapeutic advantage of IRAK4 degradation over IRAK4 kinase inhibition.

Clinical Development Plan

We expect to file our IND for KT-474 in the first half of 2021, and subsequently, if approved, initiate a Phase 1 trial shortly thereafter. Our planned Phase 1 trial will be a randomized, placebo-controlled, single ascending dose and multiple (14 daily doses) ascending dose trial in up to 100 adult healthy volunteers. The primary endpoints of this trial will be to determine the safety and tolerability of KT-474 when administered as daily oral doses at escalating dose levels. Secondary endpoints will include characterization of the pharmacokinetic and pharmacodynamic profiles of multiple doses of KT-474 over an established timeframe.

Pharmacodynamic endpoints to demonstrate proof of mechanism and proof of biology will include IRAK4 levels in blood and skin, levels of pro-inflammatory cytokines in ex vivo stimulated PBMC, and plasma levels of high sensitivity C-reactive protein. We plan to also characterize the pharmacokinetic and pharmacodynamic profile of the recommended Phase 2 dose of KT-474 in an additional cohort of up to 20 AD and HS patients before initiation of Phase 2 studies. We expect that the combination of safety, pharmacokinetic and pharmacodynamic endpoints, including PK/PD relationships, will inform selection of one or more predicted-effective doses to take into subsequent proof of concept trials in our prioritized indications. Phase 2 randomized placebo controlled trials will be conducted in one or more indications including but not limited to AD, HS, and RA. We expect to commence these trials, subject to regulatory authorization, in 2022.

In July 2020, we announced a strategic collaboration with Genzyme Corporation, or Sanofi, to develop and commercialize therapies targeting IRAK4 in patients with immune-inflammatory diseases. See the section entitled “Business—Collaborations—Collaboration Agreement with Genzyme Corporation” appearing elsewhere in this prospectus for more information.

IRAKIMiD Program in Oncology

Summary

We are developing another group of IRAK4 degraders, which we call IRAKIMiDs, with a unique profile that combines the activity of IRAK4 degradation and IMiDs for the treatment of MYD88-mutated DLBCL. In oncology, IRAK4 is an obligate protein in MYD88 signaling and this activated mutation is well characterized to drive oncogenesis. IMiDs are a class of drugs that degrade zinc-finger transcription factors, such as Ikaros and Aiolos, resulting in the restoration of Type 1 IFN signaling pathway which is relevant in treating lymphoma. Our IRAKIMiDs combine the activity of the IMiDs with IRAK4 degradation in a single agent and address both the IL-1R/TLR and the Type 1 IFN pathways synergistically and in doing so demonstrating broad activity against MYD88-mutant lymphomas. We believe this will be the first precision medicine in lymphoma to target a genetically defined population, which accounts for 25% to 30% of DLBCL patients. We have observed the degradation of IRAK4 and IMiD activity results in additivity and synergy in vitro. IRAKIMiDs combine both of these mechanisms in a single compound. Our lead IRAKIMiD degrader has demonstrated broad activity against MYD88-mutant lymphomas in vitro and in mouse xenograft models, leading to rapid, complete and sustained tumor regressions, even when dosed intermittently. Our IRAKIMiD program is currently in preclinical development, and we expect to submit an IND to the FDA in the second half of 2021 and initiate a Phase 1 trial thereafter.

Target Rationale and Mechanism of Action

In DLBCL, the activating mutation of MYD88 drives activation of the NF-KB transcription factor and pro-survival mechanisms such as IRF4. MYD88 is a protein that forms a multiprotein signaling complex, known as the myddosome, which transduces receptor agonism from both the TLR and IL-1b receptors. IRAK4 is an integral component of the myddosome, and both its catalytic kinase activity as well as its scaffolding function are required to drive downstream signals from the myddosome.

The constitutive activation of NF-KB is a hallmark of several B-cell lymphoma subtypes. In DLBCL, NF-KB activation is driven by a range of oncogenic alterations in several upstream pathways and regulators. Multiple co-mutations in these complexes often occur within the same tumor, emphasizing the dependence of these cancers on NF-KB activation. IMiDs such as lenalidomide drive a partial downregulation of NF-KB and IRF4, resulting in the restoration of Type 1 IFN signaling and promoting cell death.

Figure 18. NF-KB is Activated by Complimentary Mechanisms in Diffuse Large B Cell Lymphoma.

Leveraging knowledge and chemistry expertise derived from the design of our selective IRAK4 degrader program, we have designed a novel class of heterobifunctional IRAK4 degraders, which we call IRAKIMiDs, that utilize an active IMiD as the cereblon binder to simultaneously engage and degrade both IRAK4 and IMiD substrates, such as Ikaros and Aiolos, thus combining the activity of two molecules in a single agent. IRAKIMiDs therefore combine two highly relevant therapeutic mechanisms in a single compound, enabling the functional synergy of NF-kB inhibition and upregulation of the Type 1 IFN response that results in increased and broader single-agent activity in MYD88-mutated DLBCL as compared to either mechanism alone.

Figure 19. IRAKIMiDs (right) Combine Both IRAK4 Degradation and IMiD Activity in a Single Agent.

Development Opportunities and Differentiation of Novel Therapies in MYD88-Mutated DLBCL

Oncogenic mutations of MYD88, most commonly MYD88L265P, are common in several subsets of DLBCL. In particular, MYD88 is estimated to be mutated in approximately 30-40% of activated B cell DLBCL, or ABC-DLBCL, cases, 30-80% of primary CNS lymphoma cases, and 45-75% of primary extranodal lymphomas cases. In addition, MYD88 is mutated in more than 90% of Waldenström macroglobulinemia cases. The presence of MYD88 mutations in DLBCL is often associated with poorer response to chemotherapy and reduced overall survival compared to other genetic subtypes, supporting the need for more effective therapies targeting MYD88-mutated DLBCL.

Treatment of DLBCL typically involves front-line R-CHOP chemotherapy combined with rituximab. While effective in many other patients, front-line chemotherapy has significantly poorer survival rates in DLBCL subsets where MYD88 mutations are prevalent. In additional lines of therapy, several novel targeted therapies have been approved recently, including the combination of polatuzumab, bendamustine and rituximab as well as CD19-targeting chimeric antigen receptor T-cells. While these agents have some notable activity, many patients fail to respond to or subsequently relapse from these therapies, with no adequate treatment options. Several targeted therapies that impact the NF-kB pathway, such as the Bruton’s tyrosine kinase inhibitor ibrutinib, or the IMiD lenalidomide, have shown modest single agent activity, with poor durability of response in MYD88-mutated DLBCL.

Based on our preclinical data, we believe our IRAKIMiD degraders, which synergistically combine the activity of both IRAK4 and IMiD substrate degradation to exploit complimentary pathway signaling, will have the potential to improve upon the efficacy of IRAK4 kinase inhibitors and other therapies, including BTK inhibitors and IMiDs, and provide single-agent activity in MYD88-mutated DLBCL.

Preclinical Studies and Data

In support of our preclinical development, we have demonstrated our IRAKIMiD degraders’ high selectivity and therapeutic potential in both in vitro and in vivo studies.

To assess the activity of our IRAKIMiD degraders in both MYD88-mutated and -wild-type cells lines, we conducted various in vitro studies in a panel of cell lines. MYD-88-mutated cell lines included ABC-DLBCL lines such as OCI-Ly10, SUDHL2, and TMD8 while MYD-88-wild-type cell lines included OCI-Ly19, U2932, and SUDHL6. We have shown that IRAK4 degradation, as opposed to IRAK4 inhibition, shows additivity and synergy when combined with IMiDs in vitro. Specifically, combining an IRAK4 degrader with the IMiD pomalidomide shows additive and synergistic activity in several MYD88-mutated cell lines in vitro, supporting the combined effect of targeting both the MYD88 and IRAK4 pathways together. Notably, we did not see an additive effect when IRAK4 kinase inhibitors were combined with IMiDs, suggesting that the greater activity of IRAK4 degradation is needed for synergistic activity. We believe these data support the development of our unique class of degraders, which we call IRAKIMiDs.

An early generation IRAKIMiD degrader demonstrated in vitro degradation of both IRAK4 (DC50 4nM) and IMiD substrates (Ikaros/Aiolos DC50 2/2nM). In order to assess the breadth and extent of IRAKIMiD degrader activity, we treated various MYD88-mutated, or MYD88MT, and wild-type, or MYD88WT, cell lines with the degrader for 96 hours and then measured cell viability. Our IRAKIMiD degrader showed robust activity against MYD88MT ABC-DLBCL cell lines such as OCI-Ly10 (IC50 = 0.031 µM), but not against MYD88WT ABC-DLBCL cell lines, such as U2932 (IC50 greater than 8 µM). This demonstrated proof of concept that IRAK4 and IMiD substrate degradation can preferentially drive cell death in mutated cell lines while largely sparing wild type cells.

We conducted a 4-day cell survival assay in the MYD88-mutated ABC-DLBCL cell lines OCI-Ly10 and SUDHL2 to compare activity of an IRAKIMiD degrader to an IMiD compound alone and an IRAK4 kinase inhibitor alone. As shown in Figure 20, an IRAKIMiD degrader demonstrated significantly more efficient cell killing than both the clinical-stage IMiD compound CC-122 and a representative IRAK4 kinase inhibitor, supporting the potential for IRAKIMiDs to demonstrate differentiated single-agent activity in MYD88-mutated DLBCL.

Figure 20. IRAKIMiDs Show Significantly More Selective and Efficient Activity in MYD88MT Cell Lines Compared to the

IMiD CC-122 and a Representative IRAK4 SMI.

To characterize the relationship between cell killing activity and the pharmacodynamic effect of an IRAKIMiD degrader, we measured protein levels of IRAK4, Ikaros and Aiolos in OCI-Ly10 cells after 24 hours of drug exposure. As shown in Figure 21, treatment with an IRAKIMiD degrader resulted in significant degradation of each of IRAK4, Ikaros, and Aiolos. Moreover, the degree of target protein degradation was strongly associated with the degree of cell killing, providing proof of concept that dual targeting of IRAK4 and IMiD substrates is capable of strongly affecting tumor biology in MYD88-mutated DLBCL.

Figure 21. Pharmacodynamic Analysis of IRAK4, Ikaros, and Aiolos in the MYD88MT Cell Line OCI-Ly10 Treated with an IRAKIMiD Degrader. Degree of Cell Killing Activity is Strongly Associated with the Degree of Degradation of Both IRAK4 and IMiD Substrates.

In tumor xenograft models in vivo, an IRAKIMiD degrader showed single-agent antitumor activity, including inducing tumor regressions in multiple models of MYD88-mutated DLBCL at well-tolerated doses (Figure 22). In Figure 22, OCI-Ly10 tumors were grown to a size of 2>200mm3 and treated with daily doses of an IRAKIMiD degrader at either 5 mg/kg or 25 mg/kg for 21 days. Tumor size was measured twice a week. A dose of 5mg/kg resulted in tumor stasis, whereas a dose of 25 mg/kg caused a strong tumor regression. In this experiment, tumors treated at 5 mg/kg or 25 mg/kg daily for 5 days were removed and the protein levels of IRAK4, Ikaros, and Aiolos were determined by mass spectrometry. We observed a dose-dependent degradation of these proteins, and more than 80% degradation of both IRAK4 and IMiD substrates was associated with the onset of regressions, supporting the hypothesis that superior single-agent antitumor activity is driven by downregulation of both the MYD88 and IRF4 pathways (Figure 22).

Figure 22. IRAKIMiD Degrader Shows Regressions in Both OCI-Ly10 and SUDHL2 Cell Lines.

Our lead IRAKIMiD degrader is a selective and efficient degrader of both IRAK4 (DC50 = 8nM) and the IMiD substrates Ikaros and Aiolos (DC50 = 2nM) and shows activity in a range of MYD88-mutated cell lines, including OCI-Ly10, TMD8 and SUDHL2, irrespective of other co-mutations, as shown in Figure 23. Notably, our lead IRAKIMiD degrader is significantly less active in MYD88-wild-type cell lines, including U2932 and OCI-Ly19, supporting the potential for targeting tumors harboring MYD88 mutations.

Figure 23. Our Lead IRAKIMiD Degrader is Significantly More Active

in MYD88MT versus MYD88WT Cell Lines.

To assess the in vitro activity and durability of our lead IRAKIMiD degrader on tumor cell killing, we treated MYD88MT OCI-Ly10 cells for different durations with either our lead IRAKIMiD degrader or the clinical-stage IMiD compound CC-220 and measured inhibition of cell growth over time by cell titer glow. Notably, our lead IRAKIMiD degrader demonstrated selective and efficient inhibition of proliferation when cells were exposed to compound over a 7-day period. When the compound was washed out after only 3 days, cells failed to recover, suggesting only short exposures to the lead IRAKIMiD were sufficient for full inhibition of proliferation. In contrast, CC-220 was less active when cells were treated for 7 days, and on washout after 4 days of treatment, cells began to regrow, suggesting that more continuous exposure to CC-220 is needed for cell activity. These data demonstrate the potency of our lead IRAKIMiD degrader and support the potential for shorter or intermittent exposures in vivo as sufficient to drive activity.

Figure 24. Our Lead IRAKIMiD Degrader Shows Selective and Efficient Activity

Following Short Time of Exposure in vitro.

To assess the in vivo activity of our lead IRAKIMiD degrader, we used a MYD88MT OCI-LY10 xenograft mouse model. Mice were administered our lead IRAKIMiD degrader orally or parenterally on an intermittent schedule every 3rd or 4th day and monitored for tumor volume over time. As shown in Figure 25, our lead IRAKIMiD degrader induced tumor responses and complete regressions when given under either an oral, or PO, or intravenous, or IV, administration and under an intermittent schedule. Tumor responses were durable, maintaining regression for upwards of 4 weeks past the last dose, suggesting that infrequent dosing may be adopted with this mechanism with little impact on potential for activity.

Figure 25. Our Lead IRAKIMiD Degrader Induced Strong and Durable Regressions on Intermittent PO or IV Dosing in OCI-Ly10 Xenograft Tumors.

In summary, these preclinical data show that we are able to affect similar levels of IRAK4 and IMiD substrates degradation and antitumor activities in a dose-dependent manner in vivo using either PO or IV formulations. Together, given the potential for intermittent and discontinuous dosing as sufficient to drive deep and sustained regressions, we believe these data support the potential for our IRAKIMiDs as a transformative therapy that synergistically combines the activity of both IRAK4 and IRAKIMiD substrate degradation to exploit complimentary pathway signaling.

Pre-IND Status and Next Steps

Our IRAKIMiD program is currently in preclinical development, and we expect to submit an IND to the FDA and initiate a Phase 1 trial in the second half of 2021. Our planned Phase 1a trial is expected to include dose escalation and will assess safety, tolerability, pharmacokinetics, pharmacodynamics and preliminary clinical activity in patients with B-cell lymphomas, including MYD88-mutant and -wild type DLBCL, leading to selection of the dose and schedule to take into our Phase 1b expansion studies. The Phase 1b expansion cohorts will assess safety and clinical efficacy in MYD88MT versus MYD88WT DLBCL, including patients with or without central nervous system involvement.

Developing IRAK4-selective Degraders for Solid Tumor and Other Cancer Indications

In addition to our IRAKIMiD program, we are also exploring the therapeutic potential of IRAK4-selective degradation without IMiD biology in both liquid and solid tumors, as there are certain cancers where this approach may be effective either as a monotherapy or in a combination therapy. Potential indications could include MYD88-mutant Waldenstrom macroglobulinemia, subsets of acute myeloid leukemia, or AML, and non-small cell lung cancer. This program is in an earlier stage of development.

STAT3 Degrader for Cancer and Autoimmune/Fibrotic Diseases

Summary

We are developing our selective STAT3 degraders for the treatment of hematological malignancies and solid tumors, as well as autoimmune diseases and fibrosis. STAT3 is a transcription factor activated through a variety of different cytokine and growth factor receptors via JAKs, as well as through oncogenic fusion proteins and mutations in STAT3 itself. We believe the diverse functions of STAT3 in tumor biology, evasion of immune surveillance by tumor cells, and inflammation and fibrosis provide opportunities to address a wide variety of high unmet need disease indications through the targeting of a single genetically and clinically validated pathway. While the JAK-STAT pathway has been partially addressed with several clinically successful JAK-targeting agents, we believe there are currently no drugs that specifically affect STAT3 broadly across all the relevant cell types. Small molecule STAT3 dimerization inhibitors targeting the SH2 domain have been in development, but significant challenges remain: first, homology of SH2 domains among all STAT family members impacts the ability to achieve specificity for STAT3, and second, inability to block dimerization independent transcriptional activities of STAT3. For these reasons, we believe that STAT3 degraders may provide a transformative solution to develop targeted and specific drugs to address multiple STAT3 dependent pathologies. Our STAT3 program is currently in preclinical development, and we expect to submit an IND to the FDA in the second half of 2021 and initiate a Phase 1 trial thereafter.

Biology and Mechanism of Action of STAT3 Degrader

STAT3 (signal transducer and activator of transcription 3) is a transcription factor and a member of the STAT protein family. In response to cytokines and growth factors, STAT3 is phosphorylated by receptor-associated serine/threonine kinases, and phosphorylated STAT3, or p-STAT3, then forms dimers that translocate into the nucleus, bind to DNA, and regulate transcription of a wide variety of genes involved in oncogenesis, inflammation and fibrosis. STAT3 is frequently mutated and activated in numerous cancers, including clinically aggressive hematologic malignancies with high unmet medical need. Mechanistically, aberrant activation of STAT3 has been directly linked to the promotion of cancer cell survival, proliferation and metastasis. In addition, STAT3 regulates the crosstalk between tumor, stroma, and immune cells to promote an immunosuppressive tumor microenvironment. STAT3 activation by IL-6 and TGF-ß is also involved in the pathogenesis of autoimmunity and fibrosis. These various roles of STAT3 in disease pathogenesis make it an attractive target for drug development in cancer and autoimmune and fibrotic diseases.

Differentiation from JAK and IL-6 Inhibitors

Small molecule inhibitors against JAK family kinases, such as JAK1, JAK2, JAK3, and TYK2, have been approved for the treatment of autoimmune diseases such as RA, psoriatic arthritis, and ulcerative colitis and target the JAK2/STAT5 pathway. In oncology, JAK inhibitors have been approved for hematological malignancies with mutations leading to activation of the JAK2/STAT5 pathway, including primary myelofibrosis and polycythemia vera, and for acute graft versus host disease. JAK inhibitors block signaling of a number of cytokines and growth factors and reduce activation not only of STAT3 but also STAT1 and STAT5 in response to these stimuli. For modulating anti-tumor effects, this broad activity may have conflicting consequences. In particular, the inhibition of STAT1 activity dampens anti-tumor immune responses by cytolytic T cells and antigen presenting cells, thereby counteracting a productive immune response that could be achieved by inhibition of STAT3 alone. As a result, JAK inhibitors have not shown clinical activity in cancer beyond the myeloproliferative neoplasms. The broad activity of JAK inhibitors is also associated with class-specific adverse effects. By targeting STAT3 selectively, these immunosuppressive and safety liabilities associated with broader STAT1 and STAT5 inhibition through JAK inhibition may be avoided while also effectively addressing JAK-dependent and independent activation of STAT3.

Monoclonal antibodies directed against pro-inflammatory cytokines such as IL-6 or their receptors IL-6R have also been approved for select autoimmune diseases. However, autoimmune and fibrotic diseases and certain cancers are often regulated by multiple cytokines. As such, targeting STAT3 has the potential to be more effective since it is involved in signaling by not just IL-6, but also by TGF-ß and cytokines such as IL-12, IL-2 and IL-15. Consequently, targeting STAT3 directly has the potential to block multiple signaling pathways that converge on STAT3 and reverse pathological processes that contribute to a tumor-permissive microenvironment.

Development Opportunities

The multiple effects of a STAT3 degrader on oncogenesis, tumor cell resistance to tyrosine kinase inhibitors and chemotherapy, and evasion of immune surveillance provide multiple development opportunities in hematologic malignancies and solid tumors. Additionally, the role of STAT3 in chronic inflammation and fibrosis, as also observed in patients with germline STAT3 gain-of-function mutations, informs opportunities in autoimmune and fibrotic diseases.

Hematologic Malignancies

Oncogenic STAT3 mutations and/or STAT3 pathway activations are highly common in peripheral T-cell lymphoma, or PTCL, and cutaneous T-cell lymphoma, or CTCL, indications with an estimated US incidence of approximately 5,000 and 2,000 annual cases, respectively. STAT3 mutations and pathway activations along with responsiveness of PTCL subsets and CTCL to immune checkpoint inhibitors point to a dependency on STAT3 in these indications and therefore the opportunity to develop a STAT3 degrader as a monotherapy. The standard of care for first-line treatment of PTCL is the combination of brentuximab vedotin, a CD30-directed antibody-drug conjugate, and chemotherapy. The majority of PTCL patients, including ALK-ALCL, PTCL-Not Otherwise Specified, AITL and NK/T lymphoma subtypes, eventually progress and die of their disease. For patients with refractory/relapsed disease, current treatment options are limited and approved therapies pralatrexate and romidepsin have shown limited efficacy. High prevalence of STAT3 mutations (approximately 13-38%) and STAT3 pathway activation (up to 90%) is found in these refractory/relapsed PTCL subsets with high unmet need. Given the documented effect of STAT3 downregulation on levels of programmed death-ligand 1, or PD-L1, we expect our STAT3 degrader to have a dual effect in these patients. In CTCL patients with advanced stage disease and the highest levels of STAT3 activation, there are no curative therapies and no standard of care. Antibody-drug conjugates, HDAC inhibitors, and immune checkpoint inhibitors have some activity and are used upfront or in refractory/relapsed patients, but there remains a high unmet need for an effective therapeutic with both tumor-intrinsic as well as immunomodulatory antitumor effects.

STAT3 pathway activation is also present in virtually all patients with T- and NK-cell large granular lymphocytic leukemia, and up to 70% of patients have oncogenic STAT3 mutations. These findings are highly indicative of STAT3 dependency, which is further supported by the preliminary clinical activity of JAK inhibitors in these patients. STAT3 activation is also commonly observed in AML and in DLBCL even though STAT3 mutations are infrequent. PD-L1 overexpression in DLBCL has been linked to worse disease outcomes and responses to anti-PD-1/PD-L1 drugs have been reported in these patients. Given STAT3 has downstream impact on PD-1/PD-L1, we believe that a STAT3 degrader has the potential to achieve profound clinical effects both as a monotherapy and in combination with other active drugs.

Solid Tumors

Cancers that are responsive to tyrosine kinase inhibitors, or TKIs, and anti-PD-1/PD-L1 therapeutics, including non-small cell lung cancer, or NSCLC, head and neck squamous cell carcinoma, or HNSCC, breast cancer and colorectal cancer, are compelling development opportunities due to the role of STAT3 in developing resistance to TKIs such as epidermal growth factor receptor, or EGFR, inhibitors and evasion of immune surveillance. Specifically, the upregulation of STAT3 activation occurring after the initiation of TKIs provides the rationale for adding a STAT3 degrader to frontline TKIs such as osimertinib for EGFR-mutant NSCLC to deepen and extend the response, or for adding a STAT3 degrader in second-line therapies to overcome acquired resistance to a TKI. The immunomodulatory effects of a STAT3 degrader may further add to activity in this context and would also support a strategy of combining a STAT3 degrader with anti-PD-1/PD-L1-based standard of care.

Autoimmune and Fibrotic Diseases

Patients with rare germline STAT3 gain-of-function mutations develop multiple autoimmune and fibrotic diseases, including systemic sclerosis, or SSc, AD, interstitial lung disease, enteropathies, and RA. We believe these manifestations, and their response to JAK inhibitors, provide support for STAT3 degrader development in immunology and inflammation. There are numerous publications that highlight the role of STAT3-mediated IL-6 and TGF-ß signaling in the pathogenesis of SSc, idiopathic pulmonary fibrosis, or IPF, Crohn’s disease, and multiple sclerosis. There remains a high unmet need for drugs that can target both the inflammation and fibrosis in SSc and IPF and halt or reverse disease progression. A STAT3 degrader has the potential for this dual effect and could therefore provide a transformative approach to treating both IPF as well as the various clinical manifestations of SSc.

Preclinical Studies and Data

In support of our preclinical development, we have demonstrated that our STAT3 program has high potency, selectivity, and therapeutic potential both in vitro and in vivo studies.

Hematologic Malignancies—In Vitro Data

We performed deep mass spectrometry-based proteomics to assess the specificity of our STAT3 degrader. In the example below, hPBMC and tumor cells (SU-DHL-1) were treated with our STAT3 degrader to assess its ability to affect protein levels on a proteome scale. As shown below, measurement of over 10,000 proteins showed that STAT3 is the only protein degraded by our STAT3 degrader with statistical significance, demonstrating its highly selective degradation profile (Figure 26).

Figure 26. Proteomic Analysis of STAT3 Degradation Selectivity

in hPBMC and SU-DHL-1 with Our STAT3 Degrader.

To assess the in vitro degradation potency of our STAT3 degrader, we measured STAT3 protein levels in two STAT3-dependent ALK+ ALCL cell lines SU-DHL-1 and SUP-M2 after 24 hours of drug exposure. As shown in Figure 27, our STAT3 degrader decreased the levels of STAT3 by greater than 95% with a DC50 of 15 nM and 86 nM, respectively.

Figure 27. Cellular Degradation of STAT3 in SU-DHL-1 and SUP-M2 Cell Lines

Upon Treatment with Our STAT3 Degrader.

As STAT3 plays a role in regulating gene expression, we measured the expression of downstream target genes in SU-DHL-1 cells treated with our STAT3 degrader. As shown in Figure 28, treatment with our STAT3 degrader for 24 hours also led to significant downregulation of STAT3 target genes, such as SOCS3 and MYC, with IC50 of 36 and 37 nM, respectively.

Figure 28. Effect of Our STAT3 Degrader on STAT3-Dependent Gene Expression in SU-DHL-1 Cells.

In order to assess the impact of STAT3 degradation on viability of lymphoma cells, we treated SU-DHL-1 and SUP-M2 cells with our STAT3 degrader for 96 hours and evaluated cell growth inhibition. As shown in Figure 29, our STAT3 degrader inhibited the growth of both SU-DHL-1 and SUP-M2 cells with IC50 values of 64 and 105 nM, respectively. Additionally, a separate in vitro experiment revealed that 48 hours compound treatment with greater than 90% degradation led to the complete inhibition of cell growth.

Figure 29. Growth Inhibition of SU-DHL-1 and SUP- M2 Cell Lines

Upon Treatment with Our STAT3 Degrader.

Hematologic Malignancies—In Vivo Data

To evaluate the in vivo activity of our STAT3 degrader, we used the ALK+ ALCL SU-DHL-1 xenograft mouse model. Mice were administered our STAT3 degrader intravenously once a week and monitored for tumor volume over time. As shown in Figure 30, our STAT3 degrader showed tumor responses with complete regressions and durable responses when dosed at 50mg/kg dose.

Figure 30. Regression in SU-DHL-1 Xenograft Tumors Upon Weekly Dosing of Our STAT3 Degrader.

We characterized the degradation profile of STAT3 in a SU-DHL-1 mouse xenograft model following single intravenous administration. Our STAT3 degrader exhibited a dose-dependent increase in plasma across the dose range of 5 to 25 mg/kg (Figure 31).

Figure 31. Dose-Dependent Plasma Exposure in SU-DHL-1 Xenograft Mice

Upon Single IV Dose of Our STAT3 Degrader.

We assessed STAT3 degradation in tumors with our STAT3 degrader as a measure of pharmacodynamic effect and showed a dose-dependent reduction with maximal degradation of greater than 90% after 24 hours of a single intravenous administration. At 25 mg/kg, STAT3 levels in tumor were still below 50% of baseline ten days post-dose (Figure 32). The data demonstrated that tumor response was dependent on both the level and duration of STAT3 knockdown.

Figure 32. Dose-Dependent Reduction of STAT3 in SU-DHL-1 Xenograft Mice

Upon Single IV Dose of Our STAT3 Degrader.

To confirm the anti-tumor activity of our STAT3 degrader in additional STAT3-driven ALK+ ALCL models, we evaluated the effects of the degrader in the SUP-M2 xenograft model. Mice were dosed with 30mg/kg of our STAT3 degrader intravenously once a week for 3 weeks and monitored for tumor volume over time. As shown in Figure 33, our STAT3 degrader induced complete regression of SUP-M2 tumors that was durable for multiple weeks after the last dose.

Figure 33. Regression in SUP-M2 Xenograft Tumors Upon Weekly Dosing of Our STAT3 Degrader.

Immuno-Oncology Mechanism—In Vitro Data

STAT3 degradation with our STAT3 degrader has demonstrated tumor-intrinsic and tumor-extrinsic effects that may contribute towards restoring an immune-permissive tumor microenvironment. A mechanism by which tumor cells evade immune surveillance is through increased expression of PD-L1 that interacts with PD-1, an immune checkpoint protein expressed on activated T cells that leads to the inhibition of T cell function. As shown in Figure 34, treatment of SU-DHL-1 or SUP-M2 ALC cells with our STAT3 degrader for 24 hours reduced transcription of PD-L1 mRNA indicating that STAT3 degradation may reverse a key tumor-intrinsic mechanism for immune suppression.

Figure 34. Reduced Transcription of PD-LI mRNA Upon 24 Hour Dose of Our STAT3 Degrader.

To assess the effect of STAT3 on the gene expression of immune-suppressive cytokines and immune-regulatory factors, we stimulated hPBMC with IL-6 in the presence or absence of our STAT3 degrader. The results below show that our STAT3 degrader blocked IL-6-induced increases in the expression of genes involved with immune suppression, including immune markers (e.g., CD163), and signaling cytokines (e.g., IL-10) (Figure 35). Collectively, these data show that degradation of STAT3 in tumor and immune cells reverses expression of genes that contribute to immune suppression and highlights the potential of STAT3 degraders as immunotherapies.

Figure 35. Reduced Gene Expression of Immune-suppressive Cytokines and Immune-regulatory Factors with Our STAT3 Degrader.

Immuno-Oncology Mechanism—In Vivo Data

To assess the in vivo effect of our STAT3 degrader on modulating tumor immunity, we conducted a study using CT-26 syngeneic colorectal cancer tumors known to be refractory to approved immunotherapies like PD-1 and PD-L1. We observed that our STAT3 degrader significantly reduced tumor growth when administrated every two days at 25 mg/kg (Figure 36).

Figure 36. Modulating Tumor Immunity with Our STAT3 Degrader.

We performed flow cytometry analysis of tumors from the same study to assess whether the anti-tumor effect was related to changes in the abundance of infiltrating immune cells in the tumor. The results showed a decreased number of immuno-suppressive M2 macrophages and CD4+ T cells relative to the vehicle and an increased number of anti-tumor M1 macrophages and cytolytic effector CD8+ T cells relative to the vehicle (Figure 37). The data demonstrate a synergistic modulation of immune cells within the tumor microenvironment to favor an anti-tumor response.

Figure 37. Synergistic Modulation of Immune Cells within Tumor Microenvironment.

We believe these results demonstrate the favorable immunomodulatory effects of STAT3 downregulation in both tumor cells and the tumor microenvironment associated with antitumor activity, underscoring the therapeutic potential of STAT3 degraders in oncology based on both tumor cell intrinsic and extrinsic biology.

Cell Intrinsic Mechanism in Solid Tumors

Through its regulation of cell survival genes, STAT3 is activated across a wide range of cancer cells in response to TKIs and chemotherapies. Prolonged activation of STAT3 is associated with selection for tumor cells that are tolerant to the therapy, eventually leading to resistance and disease progression. A STAT3 degrader could therefore be used in combination with TKIs and/or chemotherapy, either upfront as a way to deepen and maintain response to first-line treatment, or as an add-on in second-line therapy to overcome acquired resistance to frontline therapy.

In EGFR mutant non-small cell lung cancer, or NSCLC, treatment with an EGFR kinase inhibitor such as erlotinib leads to upregulation of p-STAT3 indicating STAT3 activation. This is not observed in EGFR wild type NSCLC, pointing to STAT3 as a potential resistance mechanism. In fact, when we treated the EGFR mutant NSCLC cell line H1650 with erlotinib, we observed an upregulation of p-STAT3 which was reversed in the presence of our STAT3 degrader. We are expanding these efforts to in vivo studies to complete our preclinical research to validate STAT3 degradation as a new mechanism for first line EGFR mutant therapy in NSCLC.

Figure 38. STAT3 degrader reverses pSTAT3 upregulation when administered in combination with an EGFR inhibitor.

Autoimmunity

We are also exploring the effects of STAT3 in several immunology-inflammation in vitro and in vivo models. In a preclinical model of experimental autoimmune encephalomyelitis, our STAT3 degrader was able to completely prevent the onset of the disease in mice and was equivalent to steroid treatment with dexamethasone (Figure 39). These data, together with in vitro mechanisms of action studies that we are conducting, highlight the potential of STAT3 degradation for the treatment of immunology-inflammation disease.

Figure 39. STAT3 Degrader is Highly Active in Experimental Autoimmune Encephalomyelitis Model.

Pre-IND Status and Next Steps

Our STAT3 program is currently in preclinical development, and we expect to file an IND with the FDA and initiate a Phase 1a trial in the second half of 2021. Our Phase 1a clinical trial in hematological malignancies and solid tumors is expected to include dose escalation and assess safety, tolerability, pharmacokinetics, pharmacodynamics, and preliminary clinical activity. We expect that our Phase 1b clinical trial using the optimal dose and schedule from Phase 1a will include multiple expansion cohorts intended to assess clinical activity across different STAT3-dependent hematologic malignancies and solid tumors. We believe early development data from our STAT3 degraders in oncology will help inform subsequent development in autoimmunity and fibrosis indications.

Other Programs

Our focus on key undrugged or inadequately drugged nodes within therapeutically validated pathways combined with the target and disease agnostic features of our Pegasus platform gives us opportunity to develop new therapies across various therapeutic areas. We are taking advantage of our proprietary E3 Ligase Whole-Body Atlas on the differential expression profile of E3 ligases to pursue targets that can benefit from potentially tissue-restricted degradation. Our early pipeline includes programs in genetically defined oncology and immunology indications. Through our Vertex collaboration, we are engaged in the discovery of additional targets that are able to fully leverage our aforementioned capabilities and expand our impact across several diseases outside of oncology and immunology.

Collaborations

Collaboration Agreement with GlaxoSmithKline Intellectual Property Development Limited

On October 3, 2017, we entered into a collaboration agreement with GlaxoSmithKline Intellectual Property Development Limited, or GSK, to jointly identify, research and conduct preclinical development of collaboration compounds against specified collaboration targets to identify drug candidates. We refer to this agreement as the GSK Agreement.

Under the GSK Agreement, GSK is using its DNA-encoded libraries, which can be used to scan trillions of compounds tagged with DNA bar codes that can be sequenced to reveal the structure of any hits, to screen a limited number of drug discovery targets of interest. The GSK Agreement also provides that the parties will collaborate to discover novel ligase binders. The GSK Agreement supports ongoing collaboration between the parties, with each party having a right to use certain insights gained in the collaboration for its own programs. The GSK Agreement also provides a mechanism for GSK to negotiate to license certain collaboration programs.

GSK has granted us a royalty-bearing, exclusive, non-transferrable, worldwide, sublicenseable right and license to research, develop and commercialize certain compounds.

As partial consideration for this agreement, we issued GSK 886,305 Series A preferred units of Kymera Therapeutics, LLC. In addition, low single-digit royalties would become payable by us to GSK on worldwide net sales in a given calendar year if a product comprising certain licensed compounds were to be commercialized. Royalties would be payable on a product-by-product and country-by-country basis for a period commencing upon the first commercial sale of any such product and continuing for ten (10) years thereafter.

Unless earlier terminated, the GSK Agreement will continue on a product-by-product and country-by-country basis until there are no more royalty payments owed to GSK on any product under the agreement. Either party may terminate the GSK Agreement upon an uncured material breach, or upon the bankruptcy, insolvency, dissolution or winding up of the other party. The GSK Agreement may also be terminated by either party for convenience upon sixty (60) days’ prior written notice to the other party.

Master Collaboration Agreement with Vertex Pharmaceuticals Incorporated

On May 9, 2019, we entered into a collaboration agreement with Vertex, focused on the research and development of our small molecule targeted protein degraders against multiple targets in disease areas outside our core strategic focus. The collaboration leverages our expertise in targeted protein degradation and our Pegasus platform as well as Vertex’s scientific, clinical, and regulatory capabilities to accelerate the development of medicines for people with serious diseases. We refer to this agreement as the Vertex Agreement.

Under the terms of the Vertex Agreement, we conduct research activities in multiple targets pursuant to an agreed-upon research plan. Upon designation of a clinical development candidate, Vertex has the option to exclusively license molecules against the designated target. We are eligible to receive an aggregate of up to $170 million in potential payments per licensing product based upon the successful achievement of specified research, development, regulatory and commercial milestones, as well as option exercise payments, for up to six (6) programs optioned by Vertex for licensing as part of the collaboration. No milestones have been achieved to date under the Vertex Agreement.

In addition, Vertex will pay low single-digit royalties on future net sales on any products that may result from the commercialization of the licensed molecules. Vertex’s royalty obligations are on a product-by-product and country-by-country basis and are subject to certain reductions, including (i) in the event that the exploitation of a product is not covered by a valid claim with the licensed patent rights and (ii) in the event of third parties achieving specifically negotiated levels of competitive market share. Such royalty obligations will expire on a country-by-country and product-by-product basis upon the later of (a) the expiration of the last patent which covers a product in such country, (b) the expiration of any exclusivity granted by a regulatory authority and (c) 10 years following the first commercial sale of a product in such country. No additional payments have been made by Vertex under the Vertex Agreement to date.

As initial consideration for the collaboration, Vertex paid us $70 million upfront including an equity investment in us through the purchase of 3,059,695 shares of our Series B-1 preferred stock. In connection with its equity investment, Vertex holds certain rights to invest, in its sole discretion, in future private placements or public securities offerings by Kymera, including this offering, on a pro rata basis and subject to certain conditions.

Under the Vertex Agreement, the parties established a joint advisory committee, or JAC. The JAC will, among other responsibilities, review and oversee, certain strategic activities performed under the Vertex Agreement, including reviewing the research plan and budget for the research activities and reviewing the research activities performed by each party.

The initial research term of the collaboration is four years, extendable for an additional one-year period upon mutual agreement by the parties and payment by Vertex of certain per-target fees.

The Vertex Agreement may be terminated by Vertex either in its entirety or on a target-by-target basis, upon prior written notice to Kymera. Either party may terminate the collaboration agreement upon the other party’s material breach, subject to specified notice and cure provisions, or upon the bankruptcy, insolvency, dissolution or winding up of the other party. Kymera also has the right to terminate the agreement with respect to a certain target upon 30 days’ prior written notice in the event that Vertex ceases all research, development and commercialization activities related to such target for a certain period of time, provided that the cessation is not the result of events outside of Vertex’s control.

Collaboration Agreement with Genzyme Corporation

On July 7, 2020, we entered into a collaboration agreement, or the Sanofi Agreement, with Genzyme Corporation, or Sanofi, to co-develop drug candidates directed to two biological targets. The Sanofi Agreement became effective during the third quarter of 2020.

Under the Sanofi Agreement, Kymera grants to Sanofi a worldwide exclusive license to develop, manufacture and commercialize certain lead compounds generated during the collaboration directed against IRAK4 and one additional undisclosed target in an undisclosed field of use. Such license is exercisable on a collaboration target-by-collaboration target basis only after a specified milestone. For compounds directed against IRAK4, the field of use includes diagnosis, treatment, cure, mitigation or prevention of any diseases, disorders or conditions, excluding oncology and immuno-oncology.

Pursuant to the Sanofi Agreement, we are responsible for discovery and preclinical research on the compounds, the costs of which will be borne by us, except in certain circumstances. In addition, we are responsible for conducting a phase 1 clinical trial of one product candidate directed against IRAK4. With respect to both targets, Sanofi is responsible for development, manufacturing, and commercialization of product candidates after a specified development milestone occurs with respect to each collaboration candidate.

In addition, pursuant to the Sanofi Agreement, Sanofi will grant to us an exclusive option, or Opt-In Right, exercisable, at our sole discretion, on a collaboration target-by-collaboration target basis that will include the right to (i) fund 50% of the United States development costs for collaboration products directed against such target in the applicable field of use and (ii) share equally in the net profits and net losses of commercializing collaboration products directed against such target in the applicable field of use in the United States. In addition, if we exercise our Opt-In Right, Sanofi will grant to us an exclusive option, applicable to each collaboration target, which upon exercise will allow us to conduct certain co-promotion activities in the field in the United States.

In consideration for the exclusive licenses granted to Sanofi under the Sanofi Agreement, Sanofi will pay to us an upfront payment of $150 million. In addition to the upfront payment, we will also be eligible to receive certain development milestone payments of up to $1.48 billion in the aggregate, of which more than $1.0 billion relates to the IRAK4 program, upon the achievement of certain developmental or regulatory events. We will also be eligible to receive certain commercial milestone payments up to $700 million in the aggregate, of which $400 million relates to the IRAK4 program, which are payable upon the achievement of certain net sales thresholds. We will further be eligible to receive tiered royalties for each program on net sales ranging from the high single digits to high teens, subject to low-single digits upward adjustments in certain circumstances.

The Sanofi Agreement, unless earlier terminated, will expire on a product-by-product basis on the date of expiration of all payment obligations under the Sanofi Agreement with respect to such product. We or Sanofi may terminate the agreement upon the other party’s material breach or insolvency or for certain patent challenges. In addition, Sanofi may terminate the agreement for convenience or for a material safety event upon advance prior written notice, and we may terminate the agreement with respect to any collaboration candidate if, following Sanofi’s assumption of responsibility for the development, commercialization or manufacturing of collaboration candidates with respect to a particular target, Sanofi ceases to exploit any collaboration candidates directed to such target for a specified period.

Manufacturing / Supply Chain

We do not own or operate manufacturing facilities for the production of our drug candidates and currently have no plans to build our own clinical or commercial scale manufacturing capabilities. We currently engage with third-party contract manufacturing organizations, or CMOs, for the manufacture of our drug candidates for preclinical studies, and we intend to continue to do so in the future. We rely on and expect to continue to rely on third-party manufacturers for the production of both drug substance and finished drug product. We have engaged third-party manufacturers to supply the drug substances for our drug candidates and a third-party manufacturer to develop and manufacture finished drug product for KT-474 that we plan to use in our Phase 1 clinical trial. We currently obtain our supplies from these manufacturers on a purchase order basis and do not have long-term supply arrangements in place. Should any of these manufacturers become unavailable to us for any reason, we believe that there are a number of potential replacements, although we may incur some delay in identifying and qualifying such replacements.

All of our drug candidates are organic compounds of low molecular weight, generally called small molecules, but which are larger than traditional small molecule therapeutics. We have selected these compounds not only on the basis of their potential efficacy and safety, but also because we anticipate an ease of synthesis and cost of goods. Processes for producing drug substances and drug product for KT-474 are currently being developed, with the goal of achieving reliable, reproducible, and cost-effective production from readily available starting materials. The drug substance and drug product processes are amenable to scale-up and do not require unusual equipment in the manufacturing process. To adequately meet our needs for late-stage clinical and commercial manufacturing, our suppliers will need to scale their production or we will need to secure alternate suppliers.

Competition

The biotechnology industry is extremely competitive in the race to develop new products. While we believe we have significant competitive advantages with our years of expertise in targeted protein degradation, clinical development expertise, and intellectual property position, we currently face and will continue to face competition for our development programs from companies that use targeted protein degradation or targeted protein degradation development platforms, and from companies focused on more traditional therapeutic modalities such as small molecules and antibodies. The competition is likely to come from multiple sources, including larger pharmaceutical companies, biotechnology companies, and academia.

Competitors in our efforts to develop small molecule protein degraders therapies for patients, include, but are not limited to, Arvinas, Inc., which is in clinical development, and Nurix Therapeutics, Inc., C4 Therapeutics, Inc., and Vividion Therapeutics, Inc., each of which is in preclinical development. Further, several large pharmaceutical companies have disclosed preclinical investments in this field. Our competitors will also include companies that are or will be developing other targeted protein degradation methods as well as small molecule, antibody, or gene therapies for the same indications that we are targeting. In addition to the competitors we face in developing small molecule protein degraders, we will also face competition in the indications we expect to pursue with our IRAK4, IRAKIMiD and STAT3 programs. Many of these indications already have approved standards of care which may include more traditional therapeutic modalities. In order to compete effectively with these existing therapies, we will need to demonstrate that our protein degrader therapies are favorable to existing therapeutics.

Intellectual Property

Our success depends in part on our ability to secure intellectual property protection for our product candidates and future products, as well as our platform protein degradation technologies and any other relevant inventions and improvements that are considered commercially important to our business. Our success also depends on our ability to defend and enforce our intellectual property rights, preserve the confidentiality of our proprietary information, and operate without infringing, misappropriating or otherwise violating the valid and enforceable patents and proprietary rights of third parties.

As with other biotechnology and pharmaceutical companies, our ability to secure and maintain intellectual property protection for our product candidates, future products, and other proprietary technologies will depend on our success in obtaining effective patent coverage and enforcing those patents if granted. However, we cannot guarantee that our pending patent applications, and any patent applications that we may in the future file, will result in the issuance of patents, or that any issued patents we may obtain will provide sufficient proprietary protection from competitors. Any issued patents that we obtain may be challenged, invalidated, or circumvented by third parties.

In addition to patents, we also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary technology, in part, through confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and potential collaborators.

Patent Portfolio

Our intellectual property includes a portfolio of wholly owned patent families covering our platform E3 ligase ligand technology and our novel bifunctional degrader product candidates, including claims to compositions of matter, pharmaceutical compositions, methods of use, methods of treatment, and other related methods. Our intellectual property portfolio is in its very early stages, and, as of June 30, 2020, included 59 U.S. patent applications and 35 foreign patent applications. Our patent portfolio is generally organized into two categories: (1) platform E3 ligase ligand patent families and (2) protein degrader patent families, including various target-specific degrader patent families.

Platform E3 Ligase Ligand Patent Families

Our platform E3 ligase ligand patent families are wholly owned and include four patent families directed to novel ligands for the cereblon E3 ubiquitin ligase, as well as methods of treatment and other related methods. As of June 30, 2020, our platform E3 ligase ligand patent families included three U.S. patent applications and three foreign patent applications, including two international patent applications and one patent application in Europe. Any U.S. or foreign patents resulting from these applications, if granted and all appropriate maintenance fees paid, are expected to expire between 2038 and 2040, absent any patent term adjustments or extensions.

Protein Degrader Patent Families

Our protein degrader patent families are wholly owned and are directed to novel bifunctional degrader compounds that are useful in affecting ubiquitination of a target protein, as well as methods of treatment and other related methods. As of June 30, 2020, our protein degrader patent families included 10 U.S. patent applications and 11 foreign patent applications, including three international patent applications and eight patent applications filed in Europe, Australia, Canada, Israel, Japan, Mexico, New Zealand, and the Russian Federation. Any U.S. or foreign patents resulting from these applications, if granted and all appropriate maintenance fees paid, are expected to expire between 2038 and 2041, absent any patent term adjustments or extensions.

Target-Specific Degrader Patent Families

Our target-specific degrader patent families are wholly owned and focus protection around degrader compounds that are designed to target specific proteins for degradation, as well as methods of treatment and other related methods. Such targets include IRAK (interleukin-1 receptor-associated kinases) and STAT (signal transducers and activators of transcription). As of June 30, 2020, our target-specific degrader patent families included 46 U.S. patent applications and 21 foreign patent applications, including eight international patent applications and 13 patent applications filed in Europe, Australia, Brazil, Canada, Eurasia, Israel, Japan, Mexico, New Zealand, Singapore, and South Africa. Any U.S. or foreign patents resulting from our target-specific degrader patent families, if granted and all appropriate maintenance fees paid, are expected to expire between 2038 and 2041, absent any patent term adjustments or extensions.

IRAK-Specific Patent Families

Our IRAK-specific patent families are wholly owned and include patent families covering degrader compounds that are designed to specifically target IRAK for degradation and patent families covering novel IRAK ligands. As of June 30, 2020, our IRAK-specific patent families included 28 U.S. patent applications, three international patent applications, and 12 patent applications filed in Europe, Australia, Brazil, Canada, Eurasia, Israel, Japan, Mexico, New Zealand, Singapore, and South Africa. Any U.S. or foreign patents resulting from our IRAK-specific patent families, if granted and all appropriate maintenance fees paid, are expected to expire between 2038 and 2041, absent any patent term adjustments or extensions.

With respect to the KT-474 product candidate, we own three pending U.S. provisional patent applications, one pending U.S. non-provisional patent application and one pending international patent application, each with claims directed to compositions of matter covering KT-474 and/or methods of making or using KT-474. Any U.S. or foreign patents resulting from this patent family, if granted and all appropriate maintenance fees paid, are expected to expire between 2039 and 2041, absent any patent term adjustments or extensions.

STAT-Specific Patent Families

Our STAT-specific patent families are wholly owned and focus on degrader compounds that are designed to specifically target signal transducers and activators of transcription (STAT) for degradation. As of June 30, 2020, our STAT-specific patent families included 10 U.S. patent applications, one international patent application, and one patent application in Taiwan. Any U.S. or foreign patents resulting from our STAT-specific patent filings, if granted and all appropriate maintenance fees paid, are expected to expire between 2040 and 2041, absent any patent term adjustments or extensions.

Other Target-Specific Patent Families

As of June 30, 2020, we own 8 U.S. patent applications and four international patent applications that focus on degrader compounds designed to specifically target other proteins. Any U.S. or foreign patents resulting from these patent families, if granted and all appropriate maintenance fees paid, are expected to expire in 2040, absent any patent term adjustments or extensions.

The term of individual patents may vary based on the countries in which they are obtained. Generally, patents issued from applications filed in the United States are effective for 20 years from the earliest effective non-provisional filing date. In certain cases, a patent term can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent, though the total patent term, including any extension, must not exceed 14 years following FDA approval. A patent can only be extended once, such that, if a single patent is applicable to multiple products, it can only be extended based on one product.

The duration of patents outside of the United States varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective national filing date.

Similar patent term extension provisions are available in Europe and other foreign jurisdictions to extend the term of a patent covering an approved drug. When possible, we expect to apply for patent term extensions for patents covering our product candidates and their methods of use.

Trademarks

We intend to file applications for trademark registrations in connection with our product candidates and other technologies in various jurisdictions, including the United States. We have filed for trademark protection of both the KYMERA mark and the KYMERA THERAPEUTICS mark in the United States, Europe, and Canada. We also filed a trademark application in the United States for the mark IRAKIMiD, for pharmaceutical and medical preparations and therapeutics, as well as diagnostic reagents, for the treatment of oncology, autoimmune, immune-oncology and other related diseases.

Government Regulation

The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of drugs. We, along with our vendors, contract research organizations and contract manufacturers, will be required to navigate the various preclinical, clinical, manufacturing and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval of our product candidates. The process of obtaining regulatory approvals of drugs and ensuring subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources.

In the U.S., the FDA regulates drug products under the Federal Food, Drug, and Cosmetic Act, or FD&C Act, as amended, its implementing regulations and other laws. If we fail to comply with applicable FDA or other requirements at any time with respect to product development, clinical testing, approval or any other legal requirements relating to product manufacture, processing, handling, storage, quality control, safety, marketing, advertising, promotion, packaging, labeling, export, import, distribution, or sale, we may become subject to administrative or judicial sanctions or other legal consequences. These sanctions or consequences could include, among other things, the FDA’s refusal to approve pending applications, issuance of clinical holds for ongoing studies, withdrawal of approvals, warning or untitled letters, product withdrawals or recalls, product seizures, relabeling or repackaging, total or partial suspensions of manufacturing or distribution, injunctions, fines, civil penalties or criminal prosecution.

The process required by the FDA before our product candidates are approved as drugs for therapeutic indications and may be marketed in the U.S. generally involves the following:

•	completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practice, or GLP, requirements;

•	submission to the FDA of an IND application, which must become effective before clinical trials may begin;

•	approval by an institutional review board, or IRB, or independent ethics committee at each clinical trial site before each trial may be initiated;

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performance of adequate and well-controlled clinical trials in accordance with applicable IND regulations, good clinical practice, or GCP, requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

•	submission to the FDA of a NDA;

•	a determination by the FDA within 60 days of its receipt of an NDA, to accept the filing for review;

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satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the drug will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	potential FDA audit of the clinical trial sites that generated the data in support of the NDA;

•	payment of user fees for FDA review of the NDA; and

•	FDA review and approval of the NDA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the U.S.

Preclinical Studies and Clinical Trials for Drugs

Before testing any drug in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluations of drug chemistry, formulation and stability, as well as in vitro and animal studies to assess safety and in some cases to establish the rationale for therapeutic use. The conduct of preclinical studies is subject to federal and state regulations and requirements, including GLP requirements for safety/toxicology studies. The results of the preclinical studies, together with manufacturing information and analytical data must be submitted to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before clinical trials may begin. Some long-term preclinical testing may continue after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research patients will be exposed to unreasonable health risks, and imposes a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Submission of an IND may result in the FDA not allowing clinical trials to commence or not allowing clinical trials to commence on the terms originally specified in the IND.

The clinical stage of development involves the administration of the product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirements that all research patients provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters and criteria to be used in monitoring safety and evaluating effectiveness. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable related to the anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. The FDA, the IRB or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the patients are being exposed to an unacceptable health risk. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trials to public registries. Information about applicable clinical trials, including clinical trial results, must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website.

A sponsor who wishes to conduct a clinical trial outside of the U.S. may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor must submit data from the clinical trial to the FDA in support of an NDA. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the trial was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials to evaluate therapeutic indications to support NDAs for marketing approval are typically conducted in three sequential phases, which may overlap.

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Phase 1—Phase 1 clinical trials involve initial introduction of the investigational product into healthy human volunteers or patients with the target disease or condition. These studies are typically designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, excretion the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness.

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Phase 2—Phase 2 clinical trials typically involve administration of the investigational product to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks.

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Phase 3—Phase 3 clinical trials typically involve administration of the investigational product to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval and physician labeling.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA. Written IND safety reports must be submitted to the FDA and the investigators fifteen days after the trial sponsor determines the information qualifies for reporting for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human volunteers and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must also notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but in no case later than seven calendar days after the sponsor’s initial receipt of the information.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate and finalize a process for manufacturing the drug product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and manufacturers must develop, among other things, methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Marketing Approval for Drugs

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. An NDA must contain proof of the drug’s safety and efficacy in order to be approved. The marketing application may include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of an NDA must be obtained before a drug may be marketed in the U.S.

The FDA reviews all submitted NDAs before it accepts them for filing and may request additional information rather than accepting the NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the NDA. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity. Under the goals and polices agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA targets ten months, from the filing date, in which to complete its initial review of a new molecular entity NDA and respond to the applicant, and six months from the filing date of a new molecular entity NDA for priority review. The FDA does not always meet its PDUFA goal dates for standard or priority NDAs, and the review process is often extended by FDA requests for additional information or clarification.

Further, under PDUFA, as amended, each NDA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA also may require submission of a Risk Evaluation and Mitigation Strategy, or REMS, program to ensure that the benefits of the drug outweigh its risks. The REMS program could include medication guides, physician communication plans, assessment plans and/or elements to assure safe use, such as restricted distribution methods, patient registries or other risk-minimization tools.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, which reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP and other requirements and the integrity of the clinical data submitted to the FDA.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, depending on the specific risk(s) to be addressed it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act of 1983, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the U.S., or if it affects more than 200,000 individuals in the U.S., there is no reasonable expectation that the cost of developing and making the product available in the U.S. for the disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting an NDA. Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval process, though companies developing orphan products are eligible for certain incentives, including tax credits for qualified clinical testing and waiver of application fees.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to a seven-year period of marketing exclusivity during which the FDA may not approve any other applications to market the same therapeutic agent for the same indication, except in limited circumstances, such as a subsequent product’s showing of clinical superiority over the product with orphan exclusivity or where the original applicant cannot produce sufficient quantities of product. Competitors, however, may receive approval of different therapeutic agents for the indication for which the orphan product has exclusivity or obtain approval for the same therapeutic agent for a different indication than that for which the orphan product has exclusivity. Orphan product exclusivity could block the approval of one of our products for seven years if a competitor obtains approval for the same therapeutic agent for the same indication before we do, unless we are able to demonstrate that our product is clinically superior. If an orphan designated product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan exclusivity. Further, orphan drug exclusive marketing rights in the U.S. may be lost if the FDA later determines that the request for designation was materially defective or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Expedited Development and Review Programs for Drugs

The FDA maintains several programs intended to facilitate and expedite development and review of new drugs to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These programs include Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval, and the purpose of these programs is to either expedite the development or review of important new drugs to get them to patients earlier than under standard FDA development and review procedures.

A new drug is eligible for Fast Track designation if it is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for such disease or condition. Fast Track designation provides increased opportunities for sponsor interactions with the FDA during preclinical and clinical development, in addition to the potential for rolling review once a marketing application is filed, meaning that the agency may review portions of the marketing application before the sponsor submits the complete application, as well as Priority Review, discussed below.

In addition, a new drug may be eligible for Breakthrough Therapy designation if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough Therapy designation provides all the features of Fast Track designation in addition to intensive guidance on an efficient drug development program beginning as early as Phase 1, and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate.

Any product submitted to the FDA for approval, including a product with Fast Track or Breakthrough Therapy designation, may also be eligible for additional FDA programs intended to expedite the review and approval process, including Priority Review designation and Accelerated Approval. A product is eligible for Priority Review if it has the potential to provide a significant improvement in safety or effectiveness in the treatment, diagnosis or prevention of a serious disease or condition. Under priority review, the FDA must review an application in six months compared to ten months for a standard review.

Additionally, products are eligible for Accelerated Approval if they can be shown to have an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or an effect on a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality which is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments.

Accelerated Approval is usually contingent on a sponsor’s agreement to conduct additional post-approval studies to verify and describe the product’s clinical benefit. The FDA may withdraw approval of a drug or indication approved under Accelerated Approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product. In addition, unless otherwise informed by the FDA, the FDA currently requires, as a condition for Accelerated Approval, that all advertising and promotional materials that are intended for dissemination or publication within 120 days following marketing approval be submitted to the agency for review during the pre-approval review period, and that after 120 days following marketing approval, all advertising and promotional materials must be submitted at least 30 days prior to the intended time of initial dissemination or publication.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval do not change the scientific or medical standards for approval or the quality of evidence necessary to support approval but may expedite the development or review process.

Pediatric Information and Pediatric Exclusivity

Under the Pediatric Research Equity Act, or PREA, as amended, certain NDAs and certain supplements to an NDA must contain data to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. The FD&C Act requires that a sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 trial. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs.

A drug can also obtain pediatric market exclusivity in the U.S. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial or of multiple pediatric trials in accordance with an FDA-issued “Written Request” for such trials.

U.S. Post-Approval Requirements for Drugs

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, reporting of adverse experiences with the product, complying with promotion and advertising requirements, which include restrictions on promoting products for unapproved uses or patient populations (known as “off-label use”) and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available products for off-label uses, manufacturers and individuals working on behalf of manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including investigation by federal and state authorities. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use or first publication. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-market testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, drug manufacturers and their subcontractors involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP, which impose certain procedural and documentation requirements upon us and our contract manufacturers. Failure to comply with statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, product seizures, injunctions, civil penalties or criminal prosecution. There is also a continuing, annual prescription drug product program user fee.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, requirements for post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a REMS. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve applications or supplements to approved applications, or withdrawal of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	injunctions or the imposition of civil or criminal penalties; and

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consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs; or mandated modification of promotional materials and labeling and issuance of corrective information.

Regulation of Companion Diagnostics

Companion diagnostics identify patients who are most likely to benefit from a particular therapeutic product; identify patients likely to be at increased risk for serious side effects as a result of treatment with a particular therapeutic product; or monitor response to treatment with a particular therapeutic product for the purpose of adjusting treatment to achieve improved safety or effectiveness. Companion diagnostics are regulated as medical devices by the FDA. In the U.S., the FD&C Act, and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Unless an exemption or FDA exercise of enforcement discretion applies, diagnostic tests generally require marketing clearance or approval from the FDA prior to commercialization. The two primary types of FDA marketing authorization applicable to a medical device are clearance of a premarket notification, or 510(k), and approval of a premarket approval application, or PMA.

To obtain 510(k) clearance for a medical device, or for certain modifications to devices that have received 510(k) clearance, a manufacturer must submit a premarket notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or to a preamendment device that was in commercial distribution before May 28, 1976, or a predicate device, for which the FDA has not yet called for the submission of a PMA. In making a determination that the device is substantially equivalent to a predicate device, the FDA compares the proposed device to the predicate device and assesses whether the subject device is comparable to the predicate device with respect to intended use, technology, design and other features which could affect safety and effectiveness. If the FDA determines that the subject device is substantially equivalent to the predicate device, the subject device may be cleared for marketing. The 510(k) premarket notification pathway generally takes from three to twelve months from the date the application is completed, but can take significantly longer.

A PMA must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. For diagnostic tests, a PMA typically includes data regarding analytical and clinical validation studies. As part of its review of the PMA, the FDA will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the Quality System Regulation, or QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures. The FDA’s review of an initial PMA is required by statute to take between six months, although the process typically takes longer, and may require several years to complete. If the FDA evaluations of both the PMA and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny the approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. Once granted, PMA approval may be withdrawn by the FDA if compliance with post-approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing.

On July 31, 2014, the FDA issued a final guidance document addressing the development and approval process for “In Vitro Companion Diagnostic Devices.” According to the guidance document, for novel therapeutic products that depend on the use of a diagnostic test and where the diagnostic device could be essential for the safe and effective use of the corresponding therapeutic product, the premarket application for the companion diagnostic device should be developed and approved or cleared contemporaneously with the therapeutic, although the FDA recognizes that there may be cases when contemporaneous development may not be possible. However, in cases where a drug cannot be used safely or effectively without the companion diagnostic, the FDA’s guidance indicates it will generally not approve the drug without the approval or clearance of the diagnostic device. The FDA also issued a draft guidance in July 2016 setting forth the principles for co-development of an in vitro companion diagnostic device with a therapeutic product. The draft guidance describes principles to guide the development and contemporaneous marketing authorization for the therapeutic product and its corresponding in vitro companion diagnostic.

Once cleared or approved, the companion diagnostic device must adhere to post-marketing requirements including the requirements of the FDA’s QSR, adverse event reporting, recalls and corrections along with product marketing requirements and limitations. Like drug makers, companion diagnostic makers are subject to unannounced FDA inspections at any time during which the FDA will conduct an audit of the product(s) and our facilities for compliance with its authorities.

Other Regulatory Matters

Manufacturing, sales, promotion and other activities of product candidates following product approval, where applicable, or commercialization are also subject to regulation by numerous regulatory authorities in the U.S. in addition to the FDA, which may include the Centers for Medicare & Medicaid Services, or CMS, other divisions of the Department of Health and Human Services, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments and governmental agencies.

Current and Future Healthcare Reform Legislation

In the United States and in some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes intended to broaden access to healthcare, improve the quality of healthcare, and contain or lower the cost of healthcare. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or ACA, among other things, subjects products to potential competition by lower-cost products, expands the types of entities eligible for the 340B drug discount program, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs, and creates a Medicare Part D coverage gap discount program for certain Medicare Part D beneficiaries, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, or BBA, effective as of January 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

Since its enactment, there have been judicial, administrative, executive and Congressional legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, various portions of the ACA are currently undergoing constitutional challenges in the U.S. Supreme Court, the Trump Administration has issued various Executive Orders eliminating cost sharing subsidies and various provisions that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices, and Congress has introduced several pieces of legislation aimed at significantly revising or repealing the ACA. It is unclear whether the ACA will be overturned, repealed, replaced, or further amended. We cannot predict what affect further changes to the ACA would have on our business.

Other federal health reform measures have been proposed and adopted in the U.S. since the ACA was enacted, including but not limited to the following:

•	The Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. Specifically, the Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments, including the BBA, will remain in effect through 2030, unless additional Congressional action is taken. However, pursuant to the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, the 2% Medicare sequester reductions will be suspended from May 1, 2020 through December 31, 2020 due to the COVID-19 pandemic.

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The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

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The Middle Class Tax Relief and Job Creation Act of 2012 required that CMS reduce the Medicare clinical laboratory fee schedule by 2% in 2013, which served as a base for 2014 and subsequent years. In addition, effective January 1, 2014, CMS also began bundling the Medicare payments for certain laboratory tests ordered while a patient received services in a hospital outpatient setting.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent U.S. Congressional inquiries, and has further resulted in proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for products. For example, at the federal level, the Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Additionally, the Trump administration previously released a “Blueprint,” or plan, to lower drug prices and reduce the out of pocket cost of drugs. The Blueprint contained proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. HHS has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy, a type of prior authorization, for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. Additionally, in December 2019, the FDA issued a notice of proposed rulemaking that, if finalized, would allow for the importation of certain prescription drugs from Canada. FDA also issued a draft guidance document outlining a potential pathway for manufacturers to obtain an additional National Drug Code, or NDC, for an FDA-approved drug that was originally intended to be marketed in a foreign country and that was authorized for sale in that foreign country. The regulatory and market implications of the notice of proposed rulemaking and draft guidance are unknown at this time, but legislation, regulations or policies allowing the reimportation of drugs, if enacted and implemented, could decrease the price we receive for our products and adversely affect our future revenues and prospects for profitability. Although a number of these, and other measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs.

At the state level, legislatures have also been increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Third-Party Payor Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the U.S. and markets in other countries, sales of any products for which we may receive regulatory marketing approval for commercial sale will depend, in part, on the availability of coverage and reimbursement from third-party payors. Third-party payors include government healthcare programs (e.g., Medicare, Medicaid), managed care providers, private health insurers, health maintenance organizations and other organizations. These third-party payors decide which medications they will pay for and will establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and other third-party payors is essential for most patients to be able to afford treatments such as targeted protein degradation therapies.

In the United States, the principal decisions about reimbursement for new medicines are typically made by CMS. CMS decides whether and to what extent our products will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree. Factors payors consider in determining reimbursement are based on whether the product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Our ability to successfully commercialize our product candidates will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from third-party payors. Moreover, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved.

In the U.S., no uniform policy exists for coverage and reimbursement for products among third-party payors. Therefore, decisions regarding the extent of coverage and amount of reimbursement to be provided can differ significantly from payor to payor. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the reimbursement rate a payor will pay for the product. One third-party payor’s decision to cover a particular product or service does not ensure that other payors will also provide coverage for the medical product or service . Third-party payors may limit coverage to specific products on an approved list or formulary, which may not include all FDA-approved products for a particular indication. Also, third-party payors may refuse to include a particular branded product on their formularies or otherwise restrict patient access to a branded drug when a less costly generic equivalent or other alternative is available.

Further, third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to secure coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain FDA or comparable regulatory approvals. Additionally, we may also need to provide discounts to purchasers, private health plans or government healthcare programs. Despite our best efforts, our product candidates may not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover an approved product as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, our operations and financial condition.

Finally, in some foreign countries, the proposed pricing for a product candidate must be approved before it may be lawfully marketed. The requirements governing product pricing vary widely from country to country. For example, in the European Union, or EU, pricing and reimbursement of pharmaceutical products are regulated at a national level under the individual EU Member States’ social security systems. Some foreign countries provide options to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and can control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A country may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for products will allow favorable reimbursement and pricing arrangements for any of our product candidates. Even if approved for reimbursement, historically, product candidates launched in some foreign countries, such as some countries in the EU, do not follow price structures of the U.S. and prices generally tend to be significantly lower.

Other Healthcare Laws and Regulations

Healthcare providers, physicians, and third-party payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our business operations and any current or future arrangements with third-party payors may expose us to broadly applicable federal and state fraud and abuse laws, as well as other healthcare laws and regulations. These laws may impact, among other things, our proposed sales, marketing, and distribution strategies. In the U.S., these laws include, among others:

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The federal Anti-Kickback Statute prohibits, among other things, any person or entity from knowingly and willfully offering, soliciting, receiving or paying remuneration (a term interpreted broadly to include anything of value, including, for example, gifts, discounts and credits), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, or arranging for, an item, good, facility or service for which payment may be made under a federal healthcare program such as Medicare and Medicaid. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations can result in significant civil monetary and criminal penalties for each violation, plus up to three times the amount of remuneration, imprisonment, and exclusion from government healthcare programs. Further, a violation of the federal Anti-Kickback Statute can also form the basis False Claims Act, or FCA, liability (discussed below).

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Additionally, the civil False Claims Act prohibits knowingly presenting or causing the presentation of a false, fictitious or fraudulent claim for payment to the U.S. government. Actions under the False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the False Claims Act can result in very significant monetary penalties, for each false claim and treble the amount of the government’s damages. Manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims.

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The U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes additional criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private); and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, including the final omnibus rule published on January 25, 2013, imposes, among other things, certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain, transmit, or obtain, protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions.

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Federal transparency laws, including the federal Physician Payment Sunshine Act created under the ACA, and its implementing regulations, which requires manufacturers of certain drugs, devices, medical supplies, and biologics, among others, to track and disclose payments under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) and other transfers of value they make to U.S. physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners. This information is subsequently made publicly available in a searchable format on a CMS website. Failure to disclose required information may result in civil monetary penalties for all payments, transfers of value or ownership or investment interests that are not timely, accurately and completely reported in an annual submission. Certain states also mandate implementation of compliance programs, impose restrictions on drug manufacturer marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to physicians and/or other healthcare providers.

Analogous state law equivalents of each of the above U.S. federal laws, such as anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state and local marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements; state laws that require the reporting of information related to drug pricing; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; state and local laws that require the licensure and/or registration of pharmaceutical sales representatives; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts. The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws, any of which could adversely affect our ability to operate our business and our financial results. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to similar actions, penalties, and sanctions. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource consuming and can divert a company’s attention from the business.

Compliance with Other Federal and State Laws or Requirements; Changing Legal Requirements

If any products that we may develop are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, labeling, packaging, distribution, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws, among other requirements to we may be subject.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, exclusion from federal healthcare programs, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, relabeling or repackaging, or refusal to allow a firm to enter into supply contracts, including government contracts. Any claim or action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Prohibitions or restrictions on marketing, sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling or packaging; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

Other U.S. Environmental, Health and Safety Laws and Regulations

We may be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

We maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees, but this insurance may not provide adequate coverage against potential liabilities. However, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

Government Regulation of Drugs Outside of the United States

To market any product outside of the U.S., we would need to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials, marketing authorization or identification of an alternate regulatory pathway, manufacturing, commercial sales and distribution of our products. For instance, in the United Kingdom and the European Economic Area, or the EEA (comprised of the 27 EU Member States plus Iceland, Liechtenstein and Norway), medicinal products must be authorized for marketing by using either the centralized authorization procedure or national authorization procedures.

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Centralized procedure—If pursuing marketing authorization of a product candidate for a therapeutic indication under the centralized procedure, following the opining of the European Medicines Agency’s Committee for Medicinal Products for Human Use, or, CHMP, the European Commission issues a single marketing authorization valid across the EEA. The centralized procedure is compulsory for human medicines derived from biotechnology processes or advanced therapy medicinal products (such as gene therapy, somatic cell therapy and tissue engineered products), products that contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune diseases and other immune dysfunctions, viral diseases, and officially designated orphan medicines. For medicines that do not fall within these categories, an applicant has the option of submitting an application for a centralized marketing authorization to the European Medicines Agency, or EMA, as long as the medicine concerned contains a new active substance not yet authorized in the EEA, is a significant therapeutic, scientific or technical innovation, or if its authorization would be in the interest of public health in the EEA. Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of an MAA under the accelerated assessment procedure is 150 days, excluding clock stops.

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National authorization procedures—There are also two other possible routes to authorize products for therapeutic indications in several countries, which are available for products that fall outside the scope of the centralized procedure:

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Decentralized procedure—Using the decentralized procedure, an applicant may apply for simultaneous authorization in more than one EU country of medicinal products that have not yet been authorized in any EU country and that do not fall within the mandatory scope of the centralized procedure.

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Mutual recognition procedure—In the mutual recognition procedure, a medicine is first authorized in one EU Member State, in accordance with the national procedures of that country. Following this, additional marketing authorizations can be sought from other EU countries in a procedure whereby the countries concerned recognize the validity of the original, national marketing authorization.

In the EEA, new products for therapeutic indications that are authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until ten years have elapsed from the initial authorization of the reference product in the EU. The ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

The criteria for designating an “orphan medicinal product” in the EEA are similar in principle to those in the U.S. In the EEA a medicinal product may be designated as orphan if (1) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization, entitled to ten years of market exclusivity for the approved therapeutic indication. During this ten-year orphan market exclusivity period, no marketing authorization application shall be accepted, and no marketing authorization shall be granted for a similar medicinal product for the same indication. An orphan product can also obtain an additional two years of market exclusivity in the EU for pediatric studies. The ten-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar product for the same indication at any time if (i) the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior; (ii) the applicant consents to a second orphan medicinal product application; or (iii) the applicant cannot supply enough orphan medicinal product.

Similar to as in the U.S., the various phases of non-clinical and clinical research in the European Union are subject to significant regulatory controls.

The Clinical Trials Directive 2001/20/EC, the Directive 2005/28/EC on GCP and the related national implementing provisions of the individual EU Member States govern the system for the approval of clinical trials in the European Union. Under this system, an applicant must obtain prior approval from the competent national authority of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific trial site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by, among other documents, an investigational medicinal product dossier (the Common Technical Document) with supporting information prescribed by Directive 2001/20/EC, Directive 2005/28/EC, where relevant the implementing national provisions of the individual EU Member States and further detailed in applicable guidance documents.

In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014 (Clinical Trials Regulation) was adopted. It is expected that the new Clinical Trials Regulation (EU) No 536/2014 will apply following confirmation of full functionality of the Clinical Trials Information System, or CTIS, the centralized European Union portal and database for clinical trials foreseen by the regulation, through an independent audit. The regulation becomes applicable six months after the European Commission publishes notice of this confirmation. The Clinical Trials Regulation will be directly applicable in all the EU Member States, repealing the current Clinical Trials Directive 2001/20/EC. Conduct of all clinical trials performed in the European Union will continue to be bound by currently applicable provisions until the new Clinical Trials Regulation becomes applicable. The extent to which ongoing clinical trials will be governed by the Clinical Trials Regulation will depend on when the Clinical Trials Regulation becomes applicable and on the duration of the individual clinical trial. If a clinical trial continues for more than three years from the day on which the Clinical Trials Regulation becomes applicable the Clinical Trials Regulation will at that time begin to apply to the clinical trial. The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the European Union.

The main characteristics of the regulation include: a streamlined application procedure via a single-entry point, the “EU portal”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (Member States concerned). Part II is assessed separately by each Member State concerned. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the concerned EU Member State. However, overall related timelines will be defined by the Clinical Trials Regulation.

Should we utilize third-party distributors, compliance with such foreign governmental regulations would generally be the responsibility of such distributors, who may be independent contractors over whom we have limited control.

Brexit and the Regulatory Framework in the United Kingdom

In June 2016, the electorate in the United Kingdom voted in favor of leaving the European Union (commonly referred to as “Brexit”). Thereafter, in March 2017, the country formally notified the European Union of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. The United Kingdom formally left the European Union on January 31, 2020. A transition period began on February 1, 2020, during which European Union pharmaceutical law remains applicable to the United Kingdom. This transition period is due to end on December 31, 2020. Since the regulatory framework for pharmaceutical products in the United Kingdom covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from European Union directives and regulations, Brexit could materially impact the future regulatory regime which applies to products and the approval of product candidates in the United Kingdom. It remains to be seen how, if at all, Brexit will impact regulatory requirements for product candidates and products in the United Kingdom.

Employees

As of June 30, 2020, we had 55 full-time employees, of which 37 have M.D. or Ph.D. degrees. Within our workforce, 45 employees are engaged in research and development and 10 are engaged in business development, finance, legal, and general management and administration. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

Our corporate headquarters are located in Watertown, Massachusetts, where we lease and occupy approximately 34,522 square feet of office and laboratory space. The current term of our Watertown lease expires March 31, 2030, with an option to extend the term five additional years with 12 months’ notice with rent set at an agreed upon market rate.

We believe our existing facilities are sufficient to meet our needs for the foreseeable future. To meet the future needs of our business, we may lease additional or alternate space, and we believe suitable additional or alternative space will be available in the future on commercially reasonable terms.

Legal proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are probable to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on our business, financial condition, results of operations and prospects because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

The following table sets forth information about each of our executive officers and directors as of August 17, 2020:

NAME	AGE	POSITION

Executive Officers

Nello Mainolfi, Ph.D.	42	Founder, President, Chief Executive Officer and Director

Bruce Jacobs, CFA, MBA	51	Chief Financial Officer

Jared Gollob, M.D.	56	Chief Medical Officer

Richard Chesworth, D.Phil.	50	Chief Scientific Officer

Non-Employee Directors

Bruce Booth, D.Phil.(3)	46	Founder, Chairman and Director

Jeffrey Albers, J.D., MBA(1)(2)	49	Director

Steven Hall, Ph.D.(2)	65	Director

Andrew Hedin(1)	35	Director

Joanna Horobin, M.B., Ch.B.(1)(3)	65	Director

Gorjan Hrustanovic, Ph.D.(3)	31	Director

Wei Li, Ph.D.	48	Director

Donald W. Nicholson, Ph.D.(2)	63	Director

Christopher O’Donnell, Ph.D.	51	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and corporate governance committee

Executive Officers

Nello Mainolfi, Ph.D. Dr. Mainolfi has served as our co-founder, President, Chief Executive Officer and a member of our Board of directors since November 2019. Previously, Dr. Mainolfi served as President and Chief Scientific Officer from June 2019 to November 2019, Chief Scientific Officer from January 2019 to June 2019, Chief Technology Officer from October 2017 to January 2019, and Vice President of Drug Discovery from May 2016 to September 2017. Prior to founding Kymera Dr. Mainolfi was an entrepreneur in residence at Atlas Venture from January 2016 to June 2018 and has since transitioned to a role as an advisor. From January 2015 to April 2016, Dr. Mainolfi also held various roles at Raze Therapeutics, Inc., including as the Senior Director, Head of Drug Discovery from January 2016 to April 2016 and as Director, Head of Chemistry from January 2015 to January 2016. Prior that, Dr. Mainolfi worked at the Novartis Institutes for Biomedical Research from October 2007 to January 2015, leading teams to identify multiple novel potential medicines that have entered clinical development across a series of disease areas. Dr. Mainolfi holds a Ph.D. from King’s College, University of London and a BSc from Queen Mary, University of London. We believe Dr. Mainolfi is qualified to serve as a member of our board of directors due to his significant history with the company, as well as his extensive experience in drug development and the life sciences industry.

Bruce Jacobs, CFA, MBA. Mr. Jacobs has served as our Chief Financial Officer since July 2019. Mr. Jacobs has more than 25 years of experience in health care financial services, investment banking and equity research. He was previously managing partner for Westfield Capital Management, or Westfield, a Boston-based equity investment firm from April 2004 to June 2019, also serving on Westfield’s management committee and as health care team lead. Mr. Jacobs graduated magna cum laude from the Wharton School of the University of Pennsylvania, earned a MBA from the Harvard Business School and is a Chartered Financial Analyst. Mr. Jacobs currently serves as the Chair of the board of directors at Boys & Girls Clubs of Boston.

Richard Chesworth, D.Phil. Dr. Chesworth has served as our Chief Scientific Officer since August 2020. Dr. Chesworth has more than 20 years of experience in the pharmaceutical and biotechnology industry and has contributed to the research and development programs of nine different compounds entering clinical trials. In February 2019, Dr. Chesworth joined Third Rock Ventures as an Entrepreneur-In-Residence where he focused on building new drug discovery and development companies. From December 2015 through January 2019, Dr. Chesworth served as Senior Vice President of Research of Epizyme, Inc., or Epizyme, a biopharmaceutical company, where he was responsible for pipeline activities from target selection to IND as well as nonclinical support of clinical candidates. Prior to that, he held various positions at Epizyme, including Vice President of Molecular Discovery, Executive Director of Molecular Discovery and Senior Director of Molecular Discovery. Prior to Epizyme, Dr. Chesworth held the positions of Director of Chemistry at EnVivo (Forum Pharmaceuticals), where he led the medicinal chemistry department, and Principal Scientist. Earlier in his career, from July 2004 to August 2005, Dr. Chesworth worked as a Principal Scientist at Surface Logix, and, from July 1997 to June 2004, at Pfizer working in the cardiovascular and metabolic disease group. Dr. Chesworth holds a BSc in Chemistry from Imperial College of Science, Technology and Medicine at the University of London and a D.Phil. in Chemistry from the University of Oxford.

Jared Gollob, M.D. Dr. Gollob has served as our Chief Medical Officer since September 2018. Prior to joining Kymera, Dr. Gollob was Vice President of Clinical Development and Global Vice President of Medical Affairs for Amyloidosis from June 2012 to August 2018 and Senior Director, Clinical Research from October 2007 to May 2012 at Alnylam Pharmaceuticals, Inc., where he led early and late stage clinical programs in infectious disease, oncology, and amyloidosis that provided that first proof of concept in humans for RNA interference therapeutics. Dr. Gollob has previously held academic positions at Harvard Medical School and Duke University School of Medicine, and was on staff at Dana-Farber Cancer Institute, Beth Israel Deaconess Medical Center and Duke University Medical Center, where he was engaged in both clinical and laboratory research in oncology and immunology. Dr. Gollob received his B.A. and M.D. from Columbia University and completed clinical training in internal medicine and medical oncology at Massachusetts General Hospital and the Dana-Farber Cancer Institute, respectively.

Non-Employee Directors

Bruce Booth, D.Phil. Dr. Booth has served as Chairman of our board of directors and has been a member of our board of directors since September 2015. Dr. Booth was our co-founder, President and Chief Executive Officer from September 2015 to August 2017. Dr. Booth joined Atlas Venture in 2005, and currently serves as a partner of Atlas Venture. Previously, from 2004 to 2005, Dr. Booth was a principal at Caxton Health Holdings L.L.C., a healthcare-focused investment firm, where he focused on the firm’s venture capital activities. Dr. Booth currently serves on the board of several public and privately held companies, including Magenta Therapeutics, Inc., AvroBio, Inc., Nimbus Therapeutics, LLC, HotSpot Therapeutics, Inc., Arkuda Therapeutics, Inc. and Quench Therapeutics, Inc. Dr. Booth previously served on the boards of directors of Miragen Therapeutics, Inc. and Zafgen, Inc. Dr. Booth holds a D.Phil. in molecular immunology from Oxford University’s Nuffield Department of Medicine and a B.S. in biochemistry from Pennsylvania State University. Dr. Booth’s qualifications to sit on our board of directors include his extensive leadership, executive, managerial and business experience with life sciences companies, including experience in the formation, development, and business strategy of multiple start-up companies in the life sciences sector.

Jeffrey Albers, J.D., MBA. Mr. Albers has been a member of our board of directors since July 2020. Mr. Albers has more than 15 years of experience bringing important new medicines to patients with cancer and rare diseases in leadership roles in the biopharmaceutical industry. In July 2014, he joined Blueprint Medicines Corp. as Chief Executive Officer and a member of the board of directors. He led the research-stage company through an initial public offering and now to a fully integrated, global biotechnology company. Mr. Albers previously served as President of Algeta ASA from January 2012 to April 2014, where he oversaw the successful commercial launch of a targeted cancer therapy prior to the company’s acquisition by Bayer. Prior to Algeta, he held senior commercial and corporate development positions at Genzyme (now a division of Sanofi) from July 2005 to November 2011, most recently as vice president of the U.S. hematology and oncology business unit. Earlier in his career from 2000 to 2005, Mr. Albers was a life sciences corporate attorney at Mintz Levin Cohn Ferris Glovsky & Popeo. He currently serves on the board of directors of Magenta Therapeutics, Inc., a publicly traded biotechnology company, and the Eastern New England Chapter of the American Cancer Society and is on the Board of Advisors for Life Sciences Cares. He holds a B.S. from Indiana University and an MBA and J.D. from Georgetown University. We believe that Mr. Albers is qualified to serve on our board of directors due to his broad leadership experience in the life sciences industry.

Steven Hall, Ph.D. Dr. Hall has been a member of our board of directors since August 2017. Since May 2009, Dr. Hall serves as a general partner at Lilly Ventures Management Company, LLC. In addition, Dr. Hall currently serves as President and Chief Executive Officer of Esanex, Inc. Dr. Hall has held multiple research management positions, at companies including Serenex, Inc., Eli Lilly and Company, Sphinx Inc, and Bristol Myers Squibb Company. Dr. Hall is the author of more than forty papers and sixty patents. Dr. Hall currently sits on the board of several privately held life sciences companies, and he served as a member of the board of directors of publicly traded company Cerulean Pharma Inc. from its initial public offering in April 2014 until June 2016. Dr. Hall holds a B.S. in chemistry from Central Michigan University and a Ph.D. in organic chemistry from Massachusetts Institute of Technology. We believe that Dr. Hall is qualified to serve on our board of directors due to his broad experience in the life sciences industry as a venture capitalist, director and senior executive.

Andrew Hedin Mr. Hedin has served as a member of our board of directors since November 2018. Mr. Hedin has served as an investment professional at Bessemer Venture Partners, a venture capital firm, since 2015 and has been a principal since 2019. Mr. Hedin serves as an observer on the board of directors of several privately held life sciences and healthcare companies. Mr. Hedin holds an MBA with Honors from The Wharton School and a B.A. from the University of Pennsylvania. We believe Mr. Hedin is qualified to serve as a member of our board of directors due to his experience in the life sciences industry as a venture capitalist.

Joanna Horobin, M.B., Ch.B. Dr. Horobin has served as a member of our board of directors since May 2018. Dr. Horobin served as the Senior Vice President and Chief Medical Officer of Idera Pharmaceuticals, Inc., or Idera, a publicly traded clinical-stage biopharmaceutical company focused on the clinical development, and ultimately the commercialization, of drug candidates for both oncology and rare disease indications, from November 2015 until July 2019. Prior to joining Idera, Dr. Horobin served as the Chief Medical Officer of Verastem, Inc., a publicly traded biopharmaceutical company focused on developing and commercializing medicines to improve the survival and quality of life of cancer patients, from September 2012 to July 2015. Dr. Horobin currently serves as a non-executive director of Nordic Nanovector ASA (publicly traded on the Oslo Stock Exchange), a member of the board of directors of Liquidia Technologies Inc., a publicly traded biotechnology company, and chair of the board of directors of iOnctura SA. Dr. Horobin received her medical degree from the University of Manchester, England. We believe Dr. Horobin is qualified to serve on our board of directors due to her extensive industry experience and knowledge in drug development and commercialization.

Gorjan Hrustanovic, Ph.D. Dr. Hrustanovic has served as a member of our board of directors since March 2020. Dr. Hrustanovic is a principal at BVF Partners L.P. where he focuses on biotechnology and therapeutic investments. Prior to joining BVF Partners L.P. in September 2015, Dr. Hrustanovic co-founded a small biotechnology-focused investment fund. Dr. Hrustanovic serves as a member on the boards of directors of several privately held companies, including Rain Therapeutics, Inc. and Olema Pharmaceuticals, Inc. Dr. Hrustanovic received his B.S. in molecular biology and economics/management science from the University of California, San Diego and a Ph.D. in Biomedical Sciences, Cancer Biology and Cell Signaling from the University of California, San Francisco. We believe Dr. Hrustanovic is qualified to serve as a member of our board of directors due to his experience in the life sciences industry as a venture capitalist and a director.

Wei Li, Ph.D. Dr. Li has served as a member of our board of directors since November 2018. Since January 2020, Dr. Li has been the manager of Creacion Ventures GP I, LLC, general partner of Creacion Ventures I, L.P.

and Creacion Ventures I-A, L.P. Dr. Li formerly served as a Managing Partner at 6 Dimensions Capital, a healthcare investment group, from October 2017 when it was formed by the merger of WuXi Healthcare Ventures and Frontline BioVentures, each a venture capital firm with a focus on life sciences companies, to January 2020. From May 2015 until its merger with Frontline BioVentures, Dr. Li served as Founding Partner of WuXi Healthcare Ventures. From January 2013 to April 2015, Dr. Li served as an Executive Partner of Fidelity Biosciences Corp. and Fidelity Growth Partners Asia, both venture capital firms. Dr. Li previously held roles as an Associate at Baird Venture Partners, a venture capital firm, and as a Scientist at Vertex Pharmaceuticals Inc. Dr. Li currently serves on the boards of directors of a number of privately-held life sciences companies such as Dewpoint Therapeutics, Forerunner Medical, Ivenix, Medeor Therapeutics, Ocumension Therapeutics and CStone Pharmaceuticals. Dr. Li has a Ph.D. in Chemistry from Harvard University, an MBA from the Kellogg School of Business at Northwestern University and a B.S. from the University of Science and Technology of China. We believe Dr. Li is qualified to serve on our board of directors because of his extensive experience in the life sciences industry, his service on the boards of directors of other life sciences companies and his extensive investing experience. Dr. Li resigned from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Dr. Li’s resignation is not due to any disagreement with the Company or any matters relating to our operations, policies or practices.

Donald W. Nicholson, Ph.D. Dr. Nicholson has served as a member of our board of directors since November 2017. Dr. Nicholson is the former chief executive officer of Nimbus Therapeutics, LLC, or Nimbus, serving from August 2014 to October 2018. Prior to joining Nimbus, Dr. Nicholson held various strategic, leadership and operational roles in diverse therapeutic areas, including respiratory, inflammation, immunology, bone, endocrine, urology, infectious disease and neurosciences at Merck from April 1998 to July 2013. Dr. Nicholson has co-authored more than 150 publications in peer-reviewed scientific and medical journals and is internally recognized for his contributions to the field of apoptotic cell death. He also serves as a member on the board of directors of Generation Bio and is chairman of the board of Disc Medicine, Jnana Therapeutics and NodThera. Dr. Nicholson received his Ph.D. and an Honors B.Sc. degree in Biochemistry from the University of Western Ontario, and trained as a Medical Research Council postdoctoral fellow at the University of Munich in Germany. We believe Dr. Nicholson is qualified to serve as a member of our board of directors due to his extensive experience in leadership positions throughout the life sciences industry and his strong scientific background.

Christopher O’Donnell, Ph.D. Dr. O’Donnell has served as a member of our board of directors since May 2019. Dr. O’Donnell is an executive director, worldwide research, development & medical and principal at Pfizer Ventures. Dr. O’Donnell has over 20 years of scientific leadership at Pfizer and a strong track record of delivering clinical candidates across multiple disease areas and modalities. Prior to Pfizer, Dr. O’Donnell built and led the Applied Synthesis Technologies group within Pfizer Worldwide Research & Development Organization to accelerate the delivery of Pfizer’s small molecule portfolio. Dr. O’Donnell also built and led Pfizer’s Antibody Drug Conjugate Oncology Medicinal Chemistry group which delivered new linker, payload and conjugation methods resulting in seven conjugates entering clinical development for many different cancer indications. Dr. O’Donnell started his career in the Neuroscience Medicinal Chemistry group where he invented and helped deliver numerous clinical candidates, with the most advanced being the AMPA positive allosteric modulator in Phase 2 that was licensed to Biogen. Dr. O’Donnell has co-authored 55 peer reviewed manuscripts and is the inventor/co-inventor on 25 patents. Dr. O’Donnell currently sits on the boards of directors of several privately held companies, including Adapsyn Biosciences, ARKUDA Therapeutics and Storm Therapeutics and is a board observer on numerous other privately held companies. Dr. O’Donnell briefly served as a board observer on Morphic Therapeutic prior to their entry into the public market. Dr. O’Donnell earned his B.S. in Chemistry from the University of Illinois-Urbana/Champaign and his Ph.D. in Chemistry from the University of Wisconsin-Madison and joined Pfizer after his post-doctoral research studies as an American Cancer Society Fellow at the University of California—Irvine. We believe Dr. O’Donnell is qualified to serve as a member of our board of directors due to his extensive service on the boards of directors of other life sciences companies and his extensive investing experience in the life sciences industry. Dr. O’Donnell resigned from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Dr. O’Donnell’s resignation is not due to any disagreement with the Company or any matters relating to our operations, policies or practices.

Composition of Our Board of Directors

Our board consists of 10 members, each of whom are members pursuant to the board composition provisions of our third amended and restated certificate of incorporation and agreements with our stockholders. These board composition provisions will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, professional and personal experiences, and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our fourth amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering and our second amended and restated bylaws that became effective upon the effectiveness of the registration statement of which this prospectus forms a part also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence

Our common stock has been approved for listing on The Nasdaq Global Market. Under the Nasdaq listing rules, independent directors must comprise a majority of a listed company’s board of directors within twelve months from the date of listing. In addition, the Nasdaq listing rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent within twelve months from the date of listing. Audit committee members must also satisfy additional independence criteria, including those set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under Nasdaq listing rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries, other than compensation for board service; or (2) be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board of directors must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director, and whether the director is affiliated with the company or any of its subsidiaries or affiliates.

In August 2020, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that all members of our board of directors, except Dr. Mainolfi and Dr. Booth, are independent directors, including for purposes of Nasdaq and SEC rules. In making that determination, our board of directors considered the relationships that each director has with us and all other facts and circumstances the board of directors deemed relevant in determining independence, including the potential deemed beneficial ownership of our capital stock by each director, including non-employee directors that are affiliated with certain of our major stockholders. Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of Nasdaq and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers. Dr. Mainolfi is not an independent director under these rules because he is currently employed as the chief executive officer of our company. Dr. Booth is not an independent director under these rules because he was an executive officer of our company within the past three years, but will be deemed to be an independent director as of September 1, 2020.

We have adopted a policy, subject to and effective upon the effectiveness of the registration statement of which this prospectus forms a part, that outlines a process for our securityholders to send communications to the board of directors.

Staggered Board

In accordance with the terms of our fourth amended and restated certificate of incorporation and second amended and restated bylaws, our board of directors is divided into three staggered classes of directors and each is assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2021 for Class I directors, 2022 for Class II directors and 2023 for Class III directors.

•	Our Class I directors are Andrew Hedin, Gorjan Hrustanovic, Ph.D., and Donald Nicholson, Ph.D.;

•	Our Class II directors are Steven Hall, Ph.D., Jeffrey Albers, J.D., MBA, and Joanna Horobin, M.B., Ch.B.; and

•	Our Class III directors are Nello Mainolfi, Ph.D., and Bruce Booth, D.Phil.

Our fourth amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering and our second amended and restated bylaws that became effective upon the effectiveness of the registration statement of which this prospectus forms a part provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control. We expect that additional directorships resulting from an increase in the number of directors, if any, will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors.

Board Leadership Structure and Board’s Role in Risk Oversight

Dr. Booth is our current chairperson of our board of directors. We believe that separating the positions of chief executive officer and chairperson of the board of directors allows our chief executive officer to focus on our day-to-day business, while allowing a chairperson of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairperson, particularly as the board of directors’ oversight responsibilities continue to grow. While our bylaws and corporate governance guidelines do not require that our chairperson and chief executive officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance. Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development and commercialization activities, operations, strategic direction and intellectual property as more fully discussed in the section entitled “Risk Factors” appearing elsewhere in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will operate pursuant to a charter adopted by our board of directors, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part. The composition and functioning of each of these committees comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations.

Following the consummation of this offering, the full text of our audit committee charter, compensation committee charter, and nominating and corporate governance charter are posted on the investor relations portion of our website at www.kymeratx.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it a part of this prospectus.

Audit Committee

Joanna Horobin, M.B., Ch.B., Andrew Hedin and Jeffrey Albers, J.D., MBA serve on the audit committee, which is chaired by Andrew Hedin. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our consolidated financial statements;

•

reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•

monitoring the integrity of our consolidated financial statements and our compliance with legal and regulatory requirements as they relate to our consolidated financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases.

All services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq listing rules. Our board of directors has determined that Mr. Albers qualifies as an “audit committee financial expert” within the meaning of applicable SEC regulations. In making this determination, our board of directors considered the nature and scope of experience that Mr. Albers has previously had with public reporting companies. Our board of directors has determined that all of the directors that are members of our audit committee satisfy the relevant independence requirements for service on the audit committee set forth in the rules of the SEC and the Nasdaq listing rules. Both our independent registered public accounting firm and management will periodically meet privately with our audit committee.

Compensation Committee

Steven Hall, Ph.D., Donald Nicholson, Ph.D., and Jeffrey Albers, J.D., MBA serve on the compensation committee, which is chaired by Steven Hall, Ph.D. The compensation committee’s responsibilities include:

•	annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

•

evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation (i) recommending to the board of directors the cash compensation of our Chief Executive Officer and (ii) reviewing and recommending to the board of directors any grants and awards to our Chief Executive Officer under equity-based plans;

•	reviewing and approving the cash compensation of our other executive officers;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and recommending to the board of directors the compensation of our directors;

•	preparing our compensation committee report if and when required by SEC rules;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis,” if and when required, to be included in our annual proxy statement; and

•	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Our board of directors has determined that each member of the compensation committee is “independent” as defined in the applicable Nasdaq rules. Each member of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended.

Nominating and Corporate Governance Committee

Joanna Horobin, M.B., Ch.B., Gorjan Hrustanovic, Ph.D. and Bruce Booth, D.Phil. serve on the nominating and corporate governance committee, which is chaired by Bruce Booth, D.Phil. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

•	overseeing the evaluation of our board of directors and management.

The transition rules of the SEC require (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing.

Our board of directors intends to cause our nominating and corporate governance committee to comply with the transition rules within the applicable time periods.

Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

In 2019, the compensation committee consisted of Steven Hall, Ph.D., Donald W. Nicholson, Ph.D. and Elaine Jones, Ph.D. (until her resignation from the board of directors in April 2019). None of the members of our compensation committee is, or has at any time during the prior three years been, one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate Governance

Our board of directors has adopted a written Code of Business Conduct and Ethics in connection with this offering. The Code of Business Conduct and Ethics applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the code is posted on the investor relations section of our website, which is located at www.kymeratx.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a Current Report on Form 8-K.

EXECUTIVE COMPENSATION

Executive Compensation Overview

The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

As an emerging growth company and a smaller reporting company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. The compensation provided to our named executive officers for the fiscal year ended December 31, 2019 is detailed in the 2019 Summary Compensation Table and accompanying footnotes and narrative that follow. Our named executive officers are:

•	Nello Mainolfi, Ph.D., our Founder, President and Chief Executive Officer;

•	Laurent Audoly, Ph.D., our former President and Chief Executive Officer;

•	Bruce Jacobs, CFA, MBA, our Chief Financial Officer; and

•	Jared Gollob, M.D., our Chief Medical Officer.

To date, the compensation of our named executive officers has consisted of a combination of base salary, bonuses and long-term incentive compensation in the form of restricted stock and stock options. Our named executive officers, like all full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require.

2019 Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by, or paid to our named executive officers for services rendered to us in all capacities during the fiscal year ended December 31, 2019.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)		Option Awards ($)(4)		Non-Equity Incentive Plan Compensation ($)(5)	All Other Compensation ($)		Total($)
Nello Mainolfi, Ph.D.	2019	362,472	—		1,304,199		142,061	—		1,808,732
Founder, President and Chief Executive Officer(1)

Laurent Audoly, Ph.D.	2019	207,838	117,015	(6)	495,619	(6)	—	291,769	(7)	1,112,241
Former President and Chief Executive Officer(2)

Bruce Jacobs, CFA, MBA	2019	172,615	—		447,536		59,132	—		679,283
Chief Financial Officer(3)

Jared Gollob, M.D.	2019	344,908	—		229,908		113,383	—		688,199
Chief Medical Officer

(1)

Dr. Mainolfi was promoted to President and Chief Executive Officer effective November 14, 2019. He previously served as our Chief Scientific Officer and prior to that as our Chief Technology Officer. Dr. Mainolfi’s base salary was increased from $317,625 to $335,094 effective February 13, 2019 in connection with his promotion to Chief Scientific Officer and increased again to $400,000 retroactive to July 1, 2019 in connection with his promotion to President and Chief Executive Officer.
(2)

Dr. Audoly’s employment with us terminated effective June 28, 2019. His annual base salary for 2019 was $418,899. The amount reported represents the compensation he received during his partial year of service for fiscal year ended December 31, 2019.

(3)

Mr. Jacobs’ employment with us commenced on July 1, 2019. His annualized base salary for 2019 was $340,000 and the amount reported represents the compensation he received during his partial year of service for fiscal year ended December 31, 2019.

(4)

The amounts reported represent the aggregate grant date fair value of the stock options awarded to our named executive officers during the fiscal year ended December 31, 2019, calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 2 of our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our named executive officers upon the exercise of the stock options or any sale of the underlying shares of common stock.

(5)

The amounts reported reflect annual bonuses paid to our named executive officers based on achievement of clinical and corporate development goals and individual performance for the fiscal year ended December 31, 2019.

(6)

Pursuant to the terms of his separation agreement with us, 25% of the unvested equity awards held by Dr. Audoly accelerated and became vested and exercisable or nonforfeitable in connection with the termination of his employment. The amount reported in the Stock Awards column represents the incremental fair value of the accelerated restricted stock awards as of the modification date. The amount reported in the Option Awards column includes the incremental fair value of the accelerated stock options as of the modification date, which was $42,058.

(7)

The amount reported reflects the following severance payments and benefits paid to Dr. Audoly pursuant to the terms of his separation agreement with us: (i) $209,450 for base salary continuation for six months, (ii) a pro-rated annual bonus assuming achievement of 100% of the relevant performance criteria in an amount equal to $72,450 and (iii) $9,869, representing the amount that we would have paid to provide health insurance to Dr. Audoly had he remained employed with us for six months following termination. For a description of Dr. Audoly’s separation agreement, see “Employment Arrangements With Our Named Executive Officers” below.

Narrative to the 2019 Summary Compensation Table

Base Salaries

Each named executive officer’s base salary is a fixed component of annual compensation for performing specific duties and functions, and has been established by our board of directors taking into account each individual’s role, responsibilities, skills, and expertise. Base salaries are reviewed annually, typically in connection with our annual performance review process, approved by our board of directors, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. In 2019, Dr. Mainolfi’s initial annual base salary was $317,625, which was increased to $335,094 effective February 13, 2019 in connection with his promotion to Chief Scientific Officer and was increased again to $400,000, retroactive to July 1, 2019, in connection with his promotion to President and Chief Executive Officer. In 2019, the annual base salary for Mr. Jacobs was $340,000 (and such amount was pro-rated for Mr. Jacobs based on the date that he commenced employment with us) and the annual base salary for Dr. Gollob was $343,586.

Annual Bonus

For the fiscal year ended December 31, 2019, each of our named executive officers was eligible to earn an annual bonus based on the achievement of certain clinical and corporate development goals and individual performance. Dr. Mainolfi’s target annual bonus for the fiscal year ended December 31, 2019 was equal to 30% of his annual base salary, which was increased to 35% of his annual base salary, retroactive to July 1, 2019, in connection with his promotion to President and Chief Executive Officer. The target annual bonus for each of Mr. Jacobs and Dr. Gollob for the fiscal year ended December 31, 2019 was equal to 30% of his respective annual base salary (and such amount was pro-rated for Mr. Jacobs based on the date that he commenced employment). The annual bonus earned by each named executive officer with respect to the fiscal year ended December 31, 2019 is reported under the “Non-Equity Incentive Plan Compensation” column in the “2019 Summary Compensation Table” above.

Equity Compensation

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants promote executive retention because they incentivize our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our named executive officers and may grant equity incentive awards to them from time to time. During the fiscal year ended December 31, 2019, we granted our named executive officers certain options to purchase shares of our common stock, as described in more detail in the “Outstanding Equity Awards at 2019 Fiscal Year-end” table below.

Employment Arrangements with our Named Executive Officers

We initially entered into an offer letter with each of the named executive officers in connection with his employment with us, which set forth the terms and conditions of his employment, including base salary, target annual bonus opportunity, initial equity awards and standard employee benefit plan participation. Effective upon the closing of this offering, we intend to enter into employment agreements with each of Dr. Mainolfi, Mr. Jacobs and Dr. Gollob that will replace the offer letters and provide for specified payments and benefits in connection with a termination of employment in certain circumstances. Our goal in providing these severance and change in control payments and benefits is to offer sufficient cash continuity protection such that the named executive officers will focus their full time and attention on the requirements of the business rather than the potential implications for their respective positions. We prefer to have certainty regarding the potential severance amounts payable to the named executive officers, rather than negotiating severance at the time that a named executive officer’s employment terminates. We have also determined that accelerated vesting provisions with respect to outstanding equity awards in connection with a qualifying termination of employment in certain circumstances are appropriate because they encourage our named executive officers to stay focused on the business in those circumstances, rather than focusing on the potential implications for them personally. The employment agreements with our named executive officers will require the named executive officers to execute a separation agreement containing a general release of claims in favor of us to receive any severance payments and benefits. The material terms of the employment agreements we intend to enter into with Dr. Mainolfi, Mr. Jacobs and Dr. Gollob are summarized below.

Nello Mainolfi, Ph.D.

Under the employment agreement we intend to enter into with Dr. Mainolfi, or the Mainolfi Employment Agreement, Dr. Mainolfi will continue to serve as our Founder, President and Chief Executive Officer on an at-will basis. Dr. Mainolfi’s current annual base salary is $400,000, which is subject to periodic review and adjustment, and he is eligible to earn an annual bonus with a target amount equal to 35% of his base salary. Dr.

Mainolfi’s base salary upon the closing of this offering will be $541,300, which is subject to periodic review and adjustment, and he will be eligible to earn an annual bonus with a target amount equal to 50% of his base salary. Dr. Mainolfi is also eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

Pursuant to the Mainolfi Employment Agreement, in the event that his employment is terminated by us without “cause” or Dr. Mainolfi resigns for “good reason” (as each term is defined in the Mainolfi Employment Agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, (i) he will be entitled to receive base salary continuation for twelve (12) months following termination, (ii) subject to Dr. Mainolfi’s copayment of premium amounts at the applicable active employees’ rate and proper election to continue COBRA health coverage, we will cover the portion of the premium amount equal to the amount that we would have paid to provide health insurance to Dr. Mainolfi had he remained employed with us until the earliest of (A) twelve (12) months following termination, (B) Dr. Mainolfi’s eligibility for group medical plan benefits under any other employer’s group medical plan or (C) the end of Dr. Mainolfi’s COBRA health continuation period, and (iii) acceleration of 25% of the unvested portion of all stock options and other stock-based awards subject solely to time-based vesting held by Dr. Mainolfi as of the effectiveness of the registration statement of which this prospectus forms a part (but excluding any equity awards granted to Dr. Mainolfi in connection with this offering).

In lieu of the payments and benefits described in the preceding sentence, in the event that Dr. Mainolfi’s employment is terminated by us without cause or Dr. Mainolfi resigns for good reason, in either case within three (3) months prior to, on or within twelve (12) months following a “change in control” (as defined in the Mainolfi Employment Agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, (i) he will be entitled to receive a lump sum in cash equal to 1.5 times the sum of (A) Dr. Mainolfi’s then-current annual base salary (or Dr. Mainolfi’s annual base salary in effect immediately prior to the change in control, if higher) plus (B) Dr. Mainolfi’s target annual cash incentive compensation for the year of termination (or Dr. Mainolfi’s target annual cash incentive compensation in effect immediately prior to the change in control, if higher), (ii) subject to Dr. Mainolfi’s copayment of premium amounts at the applicable active employees’ rate and proper election to continue COBRA health coverage, we will cover the portion of the premium amount equal to the amount that we would have paid to provide health insurance to Dr. Mainolfi had he remained employed with us until the earliest of (A) eighteen (18) months following termination, (B) Dr. Mainolfi’s eligibility for group medical plan benefits under any other employer’s group medical plan or (C) the end of Dr. Mainolfi’s COBRA health continuation period, and (iii) 100% of all stock options and other stock-based awards subject solely to time-based vesting held by Dr. Mainolfi shall be accelerated.

The payments and benefits provided to Dr. Mainolfi in connection with a change in control may not be eligible for a federal income tax deduction for the company pursuant to Section 280G of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and may subject Dr. Mainolfi to an excise tax under Section 4999 of the Code. If the payments or benefits payable to Dr. Mainolfi in connection with a change in control would be subject to the excise tax on golden parachutes imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to Dr. Mainolfi.

Laurent Audoly, Ph.D.

Effective as of June 28, 2019, Dr. Audoly’s employment with us terminated. Pursuant to the terms of the separation agreement we entered into with Dr. Audoly, containing, among other things, a general release of claims in favor of us, Dr. Audoly received the following severance payments and benefits: (i) base salary continuation for six months, (ii) a pro-rated annual bonus assuming achievement of 100% of the relevant performance criteria in an amount equal to $72,450, (iii) a monthly cash payment for six months following termination equal to the amount that we would have paid to provide health insurance to him had he remained employed with us, and (iv) accelerated vesting of 25% of the unvested equity awards held by Dr. Audoly at the time of his separation.

Bruce Jacobs, CFA, MBA

Under the employment agreement we intend to enter into with Mr. Jacobs, or the Jacobs Employment Agreement, Mr. Jacobs will continue to serve as our Chief Financial Officer on an at-will basis. Mr. Jacobs’ current annual base salary is $345,999 which is subject to periodic review and adjustment, and he is eligible to earn an annual bonus with a target amount equal to 30% of his base salary. Mr. Jacobs’ base salary upon the closing of this offering will be $400,000, which is subject to periodic review and adjustment, and he will be eligible to earn an annual bonus with a target amount equal to 40% of his base salary. Mr. Jacobs is also eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

Pursuant to the Jacobs Employment Agreement, in the event that his employment is terminated by us without “cause” or Mr. Jacobs resigns for “good reason” (as each term is defined in the Jacobs Employment Agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) base salary continuation for nine (9) months following termination, and (ii) subject to Mr. Jacobs’ copayment of premium amounts at the applicable active employees’ rate and proper election to continue COBRA health coverage, we will cover the portion of the premium amount equal to the amount that we would have paid to provide health insurance to Mr. Jacobs had he remained employed with us until the earliest of (A) nine (9) months following termination, (B) Mr. Jacobs’ eligibility for group medical plan benefits under any other employer’s group medical plan or (C) the end of Mr. Jacobs’ COBRA health continuation period.

In lieu of the payments and benefits described in the preceding sentence, in the event that Mr. Jacobs’ employment is terminated by us without cause or Mr. Jacobs resigns for good reason, in either case on or within twelve (12) months following a “change in control” (as defined in the Jacobs Employment Agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, (i) he will be entitled to receive a lump sum in cash equal to one (1) times the sum of (A) Mr. Jacobs’ then-current annual base salary (or Mr. Jacobs’ annual base salary in effect immediately prior to the change in control, if higher) plus (B) Mr. Jacobs’ target annual cash incentive compensation for the year of termination (or Mr. Jacobs’ target annual cash incentive compensation in effect immediately prior to the change in control, if higher), (ii) subject to Mr. Jacobs’ copayment of premium amounts at the applicable active employees’ rate and proper election to continue COBRA health coverage, we will cover the portion of the premium amount equal to the amount that we would have paid to provide health insurance to Mr. Jacobs had he remained employed with us until the earliest of (A) twelve (12) months following termination, (B) Mr. Jacobs’ eligibility for group medical plan benefits under any other employer’s group medical plan or (C) the end of Mr. Jacobs’ COBRA health continuation period, and (iii) 100% of all stock options and other stock-based awards subject solely to time-based vesting held by Mr. Jacobs shall be accelerated.

The payments and benefits provided to Mr. Jacobs in connection with a change in control may not be eligible for a federal income tax deduction for the company pursuant to Section 280G of the Code and may subject Mr. Jacobs to an excise tax under Section 4999 of the Code. If the payments or benefits payable to Mr. Jacobs in connection with a change in control would be subject to the excise tax on golden parachutes imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to Mr. Jacobs.

Jared Gollob, M.D.

Under the employment agreement we intend to enter into with Dr. Gollob, or the Gollob Employment Agreement, Dr. Gollob will continue to serve as our Chief Medical Officer on an at-will basis. Dr. Gollob’s current annual base salary is $355,612, which is subject to periodic review and adjustment, and he is eligible to earn an annual bonus with a target amount equal to 30% of his base salary. Dr. Gollob’s base salary upon the closing of this offering will be $425,000, which is subject to periodic review and adjustment, and will be eligible to earn an annual bonus with a target amount equal to 40% of his base salary. Dr. Gollob is also eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

Pursuant to the Gollob Employment Agreement, in the event that his employment is terminated by us without “cause” or Dr. Gollob resigns for “good reason” (as each term is defined in the Gollob Employment Agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) base salary continuation for nine (9) months following termination, and (ii) subject to Dr. Gollob’s copayment of premium amounts at the applicable active employees’ rate and proper election to continue COBRA health coverage, we will cover the portion of the premium amount equal to the amount that we would have paid to provide health insurance to Dr. Gollob had he remained employed with us until the earliest of (A) nine (9) months following termination, (B) Dr. Gollob’s eligibility for group medical plan benefits under any other employer’s group medical plan or (C) the end of Dr. Gollob’s COBRA health continuation period.

In lieu of the payments and benefits described in the preceding sentence, in the event that Dr. Gollob’s employment is terminated by us without cause or Dr. Gollob resigns for good reason, in either case on or within twelve (12) months following a “change in control” (as defined in the Gollob Employment Agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, (i) he will be entitled to receive a lump sum in cash equal to one (1) times the sum of (A) Dr. Gollob’s then-current annual base salary (or Dr. Gollob’s annual base salary in effect immediately prior to the change in control, if higher) plus (B) Dr. Gollob’s target annual cash incentive compensation for the year of termination (or, Dr. Gollob’s target annual cash incentive compensation in effect immediately prior to the change in control, if higher), (ii) subject to Dr. Gollob’s copayment of premium amounts at the applicable active employees’ rate and proper election to continue COBRA health coverage, we will cover the portion of the premium amount equal to the amount that we would have paid to provide health insurance to Dr. Gollob had he remained employed with us until the earliest of (A) twelve (12) months following termination, (B) Dr. Gollob’s eligibility for group medical plan benefits under any other employer’s group medical plan or (C) the end of Dr. Gollob’s COBRA health continuation period, and (iii) 100% of all stock options and other stock-based awards subject solely to time-based vesting held by Dr. Gollob shall be accelerated.

The payments and benefits provided to Dr. Gollob in connection with a change in control may not be eligible for a federal income tax deduction for the company pursuant to Section 280G of the Code and may subject Dr. Gollob to an excise tax under Section 4999 of the Code. If the payments or benefits payable to Dr. Gollob in connection with a change in control would be subject to the excise tax on golden parachutes imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to Dr. Gollob.

In addition, each of our named executive officers previously entered into our standard confidential information, invention assignment, nonsolicitation and noncompetition agreement, which continues to remain in effect and contains protections of confidential information, requires the assignment of inventions and contains other restrictive covenants.

Outstanding Equity Awards at 2019 Fiscal Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2019. It is based on the initial public offering price of $20.00 per share. Dr. Audoly did not hold any outstanding equity awards as of December 31, 2019.

			Option Awards								Stock Awards
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable(1)		Number of Securities Underlying Unexercised Options (#) Unexercisable(1)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)(1)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(1)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Nello Mainolfi, Ph.D.	5/23/2019	2/7/2019	35,921	(2)	136,503	(2)	—		2.08	5/22/2029
Founder, President and Chief Executive Officer	11/14/2019	11/14/2019	12,963	(2)	609,317	(2)	—		2.08	11/13/2029
	11/14/2019	—	—		—		292,725	(3)	2.08	11/13/2029

Bruce Jacobs, CFA, MBA	8/29/2019	7/1/2019	—		274,061	(4)	—		2.08	8/28/2029
Chief Financial Officer	8/29/2019	7/1/2023	—		—		54,812	(5)	2.08	8/28/2029

Jared Gollob, M.D.	11/1/2018	9/12/2018	—		—		—				107,547	(6)	166,698
Chief Medical Officer	11/1/2018	9/12/2018	21,877	(4)	48,130	(4)	—		1.31	10/31/2028
	5/23/2019	2/7/2019	28,836	(2)	109,579	(2)	—		2.08	5/22/2029

(1)

The number of shares and exercise price (as applicable) subject to each of the stock option and restricted stock awards below has been equitably adjusted to reflect our reverse stock split that occurred on August 14, 2020. Accordingly, the number of shares and exercise prices shown in the table (and in the corresponding footnotes) reflect the named executive officer’s post-reverse stock split holdings.

(2)

The shares subject to this stock option vest in 48 equal monthly installments following the vesting commencement date, subject to the named executive officer’s continued service with us through the applicable vesting date.

(3)

The shares subject to this stock option vest in full upon the achievement of specified performance criteria on or before January 1, 2023, subject to Dr. Mainolfi’s continued employment in good standing as our President and Chief Executive Officer through such date.

(4)

The shares subject to this stock option vest as to 25% on the first anniversary of the vesting commencement date, and as to the remaining 75% in 36 equal monthly installments following the first anniversary of the vesting commencement date, subject to the named executive officer’s continued service with us through the applicable vesting date.

(5)

The shares subject to this stock option vest as to 25% upon achievement of specified performance criteria, or the Performance Condition, on or before July 1, 2023, provided that Mr. Jacobs continues to be employed in good standing as our Chief Financial Officer through such date and, provided that the Performance Condition has been achieved, as to the remaining 75% in 36 equal monthly installments following the first anniversary of the vesting commencement date, subject to Mr. Jacobs’ continued service with us through the applicable vesting date.

(6)

The 107,547 shares subject to this restricted stock award vest as to 25% on the first anniversary of the vesting commencement date, and as to the remaining 75% in 36 equal monthly installments following the first anniversary of the vesting commencement date, in each case subject to Dr. Gollob’s continued service with us through the applicable vesting date.

Compensation Risk Assessment

We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

Employee Benefit and Equity Compensation Plans

2018 Stock Option and Grant Plan

Our 2018 Plan was approved by our board of directors and our stockholders in November 2018 and was most recently amended in March 2020. Under the 2018 Plan, as amended through the date hereof, we have reserved for issuance an aggregate of 6,050,399 shares of our common stock. The number of shares of common stock reserved for issuance is subject to adjustment in the event of any merger, consolidation, sale of all or substantially all of our assets, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction.

The shares of common stock underlying awards that are forfeited, canceled, reacquired by us prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) and shares of common stock that are withheld upon exercise of an option or settlement of an award to cover the exercise price or tax withholding are currently added back to the shares of common stock available for issuance under the 2018 Plan. Following this offering, such shares will be added to the shares of common stock available under the 2020 Stock Option and Incentive Plan, or the 2020 Plan.

Our board of directors has acted as administrator of the 2018 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, and to determine the specific terms and conditions of each award, subject to the provisions of the 2018 Plan. Persons eligible to participate in the 2018 Plan are those employees, officers and directors of, and consultants and advisors to, our company as selected from time to time by the administrator in its discretion.

The 2018 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The per share exercise price of each option is determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option is fixed by the administrator but may not exceed 10 years from the date of grant. The administrator determines at what time or times each option may be exercised. In addition, the 2018 Plan permits the granting of restricted shares of common stock, unrestricted shares of common stock, and restricted stock units.

The 2018 Plan provides that upon the occurrence of a “sale event,” as defined in the 2018 Plan, all outstanding stock options will terminate at the effective time of such sale event, unless the parties to the sale event agree that such awards will be assumed or continued by the successor entity. In the event of a termination of the 2018 Plan and all options issued thereunder in connection with a sale event, optionees will be provided an opportunity to exercise options that are then exercisable or will become exercisable as of the effective time of the sale event prior to the consummation of the sale event. In addition, we have the right to provide for cash payment to holders of options, in exchange for the cancellation thereof, in an amount per share equal to the difference between the value of the consideration payable per share of common stock in the sale event and the per share exercise price of such options. In the event of, and subject to the consummation of, a sale event, restricted stock and restricted stock units (other than those becoming vested as a result of the sale event) will be forfeited immediately prior to the effective time of a sale event unless such awards are assumed or continued by the successor entity. In the event that shares of restricted stock are forfeited in connection with a sale event, such shares of restricted stock shall be repurchased at a price per share equal to the original per share purchase price of such shares. We have the right to provide for cash payment to holders of restricted stock or restricted stock units, in exchange for the cancellation thereof, in an amount per share equal to the value of the consideration payable per share of common stock in the sale event.

Additionally, the 2018 Plan provides for certain drag along rights pursuant to which grantees may be obligated to, on the request of the Required Holders (as defined in our certificate of incorporation as amended and in effect from time to time), sell, transfer and deliver, or cause to be sold, transferred and delivered, to a buyer, their shares in the event the majority shareholders determine to enter into a sale event with a buyer.

The board of directors may amend or discontinue the 2018 Plan at any time, subject to stockholder approval where such approval is required by applicable law. The administrator of the 2018 Plan may also amend or cancel any outstanding award, provided that no amendment to an award may adversely affect a participant’s rights without his or her consent. The administrator of the 2018 Plan is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options or effect the repricing of such awards through cancellation and re-grants.

The 2018 Plan will terminate automatically upon the earlier of 10 years from the date on which the 2018 Plan was initially adopted by our board of directors or 10 years from the date the 2018 Plan was initially approved by our stockholders. As of June 30, 2020, options to purchase 4,343,071 shares of common stock were outstanding under the 2018 Plan. Our board of directors has determined not to make any further awards under the 2018 Plan following the closing of this offering.

2020 Stock Option and Incentive Plan

Our 2020 Plan was adopted by our board of directors and approved by our stockholders in August 2020 and became effective upon the date immediately preceding the date on which the registration statement of which this prospectus is part was declared effective by the SEC. The 2020 Plan replaced the 2018 Plan as our board of directors has determined not to make additional awards under the 2018 Plan following the closing of our initial public offering. However, the 2018 Plan will continue to govern outstanding equity awards granted thereunder. The 2020 Plan allows the us to make equity-based and cash-based incentive awards to our officers, employees, directors and consultants.

We have initially reserved 4,457,370 shares of our common stock for the issuance of awards under the 2020 Plan, or the Initial Limit, which includes the shares of common stock remaining available for issuance under our 2018 Plan as of the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. The 2020 Plan provides that the number of shares reserved and available for issuance under the 2020 Plan will automatically increase on January 1, 2021 and each January 1 thereafter, by 4% of the outstanding number of shares of our common stock on the immediately preceding December 31, or such lesser number of shares as determined by our compensation committee, or the Annual Increase. These limits are subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2020 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards under the 2020 Plan and the 2018 Plan that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) will be added back to the shares of common stock available for issuance under the 2020 Plan.

The maximum aggregate number of shares that may be issued in the form of incentive stock options shall not exceed the Initial Limit, cumulatively increased on January 1, 2021 and on each January 1 thereafter by the lesser of the Annual Increase for such year or 1,880,996 shares of common stock.

The grant date fair value of all awards made under our 2020 Plan and all other cash compensation paid by us to any non-employee director in any calendar year for services as a non-employee director shall not exceed $750,000; provided, however, that such amount shall be $1,000,000 for the calendar year in which the applicable non-employee director is initially elected or appointed to the board of directors.

The 2020 Plan is administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted and the number of shares subject to such awards, to make any combination of awards to participants, to accelerate at any time the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2020 Plan. Persons eligible to participate in the 2020 Plan will be those full or part-time officers, employees, non-employee directors and consultants as selected from time to time by our compensation committee in its discretion.

The 2020 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant unless the option is granted (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code or (ii) to individuals who are not subject to U.S. income tax. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights under the 2020 Plan subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2020 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of our common stock.

Our compensation committee may grant cash bonuses under the 2020 Plan to participants, subject to the achievement of certain performance goals.

The 2020 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2020 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under the 2020 Plan. To the extent that awards granted under the 2020 Plan are not assumed or continued or substituted by the successor entity, upon the effective time of the sale event, such awards shall terminate. In such case, except as may be otherwise provided in the relevant award certificate, all awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a sale event in the administrator’s discretion or to the extent specified in the relevant award certificate. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event. In addition, in connection with the termination of the 2020 Plan upon a sale event, we may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights and we may make or provide for a payment, in cash or in kind, to participants holding other vested awards.

Our board of directors may amend or discontinue the 2020 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2020 Plan require the approval of our stockholders. The administrator of the 2020 Plan is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants without stockholder consent. No awards may be granted under the 2020 Plan after the date that is 10 years from the effective date of the 2020 Plan.

Our board of directors has approved the issuance under the 2020 Plan of stock options to acquire an aggregate of 1,065,385 shares of common stock on the effective date of the registration statement of which this prospectus forms a part. These stock options will have an exercise price equal to the public offering price. No other awards under the 2020 Plan have been made prior to the date of this prospectus.

2020 Employee Stock Purchase Plan

Our 2020 ESPP was adopted by our board of directors and approved by our stockholders in August 2020 and became effective on the date immediately preceding the date on which the registration statement of which this prospectus is part was declared effective by the SEC. The 2020 ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. The 2020 ESPP initially reserves and authorizes the issuance of up to a total of 445,653 shares of common stock to participating employees. The 2020 ESPP provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2021 and each January 1 thereafter through January 1, 2030, by the least of (i) 438,898 shares of common stock, (ii) 1% of the outstanding number of shares of our common stock on the immediately preceding December 31 or (iii) such lesser number of shares of common stock as determined by the administrator of the 2020 ESPP. The number of shares reserved under the 2020 ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees who are customarily employed by us or one of our designated subsidiaries and who have completed at least 30 days of employment are eligible to participate in the ESPP. However, any employee who owns 5% or more of the total combined voting power or value of all classes of stock will not be eligible to purchase shares under the 2020 ESPP.

We may make one or more offerings each year to our employees to purchase shares under the ESPP. Offerings will usually begin on each May 1 and November 1 and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 business days before the relevant offering date.

Each employee who is a participant in the 2020 ESPP may purchase shares by authorizing payroll deductions of up to 15% of his or her eligible compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the shares on the first business day or the last business day of the offering period, whichever is lower, provided that no more than $25,000 worth of common stock (or such other lesser maximum number of shares as may be established by the administrator) may be purchased by any one employee during any offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of common stock, valued at the start of the purchase period, under the ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the 2020 ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The 2020 ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of common stock authorized under the 2020 ESPP and certain other amendments require the approval of our stockholders.

Senior Executive Cash Incentive Bonus Plan

In August 2020, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for periodic annual cash bonus payments based upon the attainment of company and individual performance targets established by our compensation committee. The payment targets will be related to financial, clinical and operational measures or objectives with respect to our company, or the Corporate Performance Goals, as well as individual performance objectives.

Our compensation committee may select Corporate Performance Goals from among the following: cash flow (including, but not limited to, operating cash flow and free cash flow); achievement of specified research and development, publication, clinical, regulatory and/or commercial regulatory milestones; revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; acquisitions or strategic transactions, including licenses, collaborations, joint ventures or promotion arrangements; operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency, customer satisfaction; working capital; earnings (loss) per share of our common stock; sales or market shares; operating income and/or net annual recurring revenue, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, or as compared to results of another company or companies or a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period, but not later than 74 days after the end of the fiscal year in which such performance period ends. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

401(k) Plan

We participate in a retirement savings plan, or 401(k) plan, that is intended to qualify for favorable tax treatment under Section 401(a) of the Code, and contains a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. U.S. employees who are at least 21 years of age are generally eligible to participate in the 401(k) plan, subject to certain criteria. Participants may make pre-tax and certain after-tax (Roth) salary deferral contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Participant contributions are held in trust as required by law. An employee’s interest in his or her salary deferral contributions is 100% vested when contributed. We have the ability to make discretionary contributions under the plan but did not make any contributions in 2019.

Limitations on Liability and Indemnification Agreements

As permitted by Delaware law, provisions in our fourth amended and restated certificate of incorporation, which will become effective upon the closing of this offering, and our second amended and restated bylaws, which became effective upon the effectiveness of our registration statement of which this prospectus forms a part, limit or eliminate the personal liability of directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, a director exercise an informed business judgment based on all material information reasonably available to him or her. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payments of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as injunctive relief or rescission. These provisions will not alter a director’s liability under other laws, such as the federal securities laws or other state or federal laws. Our amended and restated certificate of incorporation that will become effective upon the closing of this offering also authorizes us to indemnify our directors to the fullest extent permitted under Delaware law.

As permitted by Delaware law, our amended and restated bylaws that became effective upon the effectiveness of this registration statement of which this prospectus forms a part provide that:

•	we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law;

•	we must advance expenses to our directors and officers, and may advance expenses to our employees and other agents, in connection with a legal proceeding to the fullest extent permitted by law; and

•	the rights provided in our amended and restated bylaws are not exclusive.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director or officer, then the liability of our directors or officers will be so eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated bylaws will also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification. We have obtained such insurance.

In addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into separate indemnification agreements with each of our directors and executive officers, which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, expenses, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

This description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to the registration statement of which this prospectus forms a part.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

DIRECTOR COMPENSATION

The following table presents the total compensation for each person who served as a non-employee member of our board of directors during the year ended December 31, 2019. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2019 for their services as members of the board of directors. Amounts paid to Dr. Mainolfi, our Founder, President and Chief Executive Officer and a director, and Dr. Audoly, our former President and Chief Executive Officer and a former director, for their service as employees during 2019 are presented above in the “2019 Summary Compensation Table.” Drs. Mainolfi and Audoly did not receive any compensation for their services as directors for the fiscal year ended December 31, 2019.

2019 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Bruce Booth, D.Phil.	—	—	—
Steven Hall, Ph.D.	—	—	—
Andrew Hedin	—	—	—
Joanna Horobin, M.B., Ch.B.(2)	25,000	112,751	137,751
Elaine Jones, Ph.D.(3)	—	—	—
Wei Li, Ph.D.	—	—	—
Donald W. Nicholson, Ph.D.(4)	25,000	44,585	69,585
Christopher O’Donnell, Ph.D.	—	—	—

(1)

The amounts reported represent the aggregate grant date fair value of the stock options awarded to our non-employee directors during the fiscal year ended December 31, 2019, calculated in accordance with FASB, ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 2 of our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our non-employee directors upon the exercise of the stock options or any sale of the underlying shares of common stock.

(2)	As of December 31, 2019, Dr. Horobin held stock options to purchase 68,514 shares of common stock.
(3)	Dr. Jones resigned from the board of directors on April 15, 2019.
(4)	As of December 31, 2019, Dr. Nicholson held stock options to purchase 43,258 shares of common stock and 12,101 unvested shares of restricted stock.

Non-Employee Director Compensation Policy

In connection with this offering, we adopted a non-employee director compensation policy that became effective upon the date immediately preceding the date on which the registration statement of which this prospectus is part was declared effective. The policy is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, each director who is not an employee will be paid cash compensation from and after the completion of this offering, as set forth below:

Annual Retainer
Board of Directors:
Members	$35,000
Additional retainer for non-executive chair	$30,000
Audit Committee:
Members (other than chair)	$7,500
Retainer for chair	$15,000
Compensation Committee:
Members (other than chair)	$5,000
Retainer for chair	$10,000
Nominating and Corporate Governance Committee:
Members (other than chair)	$4,000
Retainer for chair	$8,000

In addition, the non-employee director compensation policy provides that, upon initial election to our board of directors, each non-employee director will be granted an option to purchase 40,127 shares of our common stock, or the Initial Grant. The Initial Grant will vest in 36 equal monthly installments over three years from the grant date, subject to continued service as a director through the applicable vesting date. Furthermore, on the date of each annual meeting of stockholders following the completion of this offering, each non-employee director who continues as a non-employee director following such meeting will be granted an option to purchase 20,063 shares of our common stock, or the Annual Grant. The Annual Grant will vest in full on the earlier of (i) the first anniversary of the grant date or (ii) our next annual meeting of stockholders, subject to continued service as a director through the applicable vesting date. Such awards are subject to full accelerated vesting upon the sale of the company.

The grant date fair value of all equity awards and all other cash compensation paid by us to any non-employee director in any calendar year for services as a non-employee director shall not exceed $750,000; provided, however, that such amount shall be $1,000,000 for the calendar year in which the applicable non-employee director is initially elected or appointed to the board of directors.

We will reimburse all reasonable out-of-pocket expenses incurred by non-employee directors in attending meetings of the board of directors and committees thereof.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the compensation agreements and other arrangements described under “Executive Compensation” and “Director Compensation” in this prospectus and the transactions described below, since January 1, 2017, there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, the lesser of (i) $120,000 or (ii) one percent of the average of our total assets for the last two completed fiscal years, and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Private Placements of Securities

Promissory Bridge Notes

In January 2017, Project Chimera, Inc., or Chimera, issued to Atlas Venture Fund X, L.P., or Atlas Fund X, a promissory bridge note in the amount of $0.4 million. In June 2017, pursuant to an equity exchange agreement with Atlas Fund X, in connection with the conversion of Chimera to Kymera Therapeutics LLC, or Kymera LLC, the promissory bridge note was exchanged for 40 bridge units. The bridge units, along with 60 bridge units from a prior issuance and exchange, were converted at the Series A convertible preferred stock financing to 1,000,000 Series Seed-2 preferred units, and, pursuant to the Reorganization, were converted to 1,000,000 shares of Series A convertible preferred stock of Kymera Therapeutics, Inc., or Kymera Inc. Atlas Fund X and its affiliate fund Atlas Venture Opportunity Fund I, L.P., or AVOF I, are holders of five percent or more of our capital stock. Atlas Fund X and AVOF I are affiliate funds of Atlas Venture Life Science Advisors, LLC, or Atlas. Bruce Booth, D.Phil., is a partner at Atlas and a member of our board of directors.

Simple Agreements for Future Equity (SAFEs)

In March 2017, May 2017 and June 2017, Chimera entered into Simple Agreements for Future Equity, or SAFEs, whereby it issued to Atlas Fund X the right to certain shares of our capital stock for consideration in the aggregate amount of $3.0 million. In June 2017, pursuant to an equity exchange agreement with Atlas Fund X, in connection with the conversion of Chimera to Kymera LLC, the SAFEs were collectively exchanged for 300 bridge units. The SAFEs were converted at the Series A convertible preferred stock financing to 3,000,000 Series Seed-1 preferred units, and, pursuant to the Reorganization, were converted to 3,000,000 shares of Series Seed convertible preferred stock of Kymera Inc. Atlas Fund X and AVOF I are holders of five percent or more of our capital stock. Atlas Fund X and AVOF I are affiliate funds of Atlas. Dr. Booth is a partner at Atlas and a member of our board of directors.

Series A Preferred Units, Series Seed-1 Units, Series Seed-2 Units and Exchange of Series Seed-1 Bridge Units and Series Seed-2 Bridge Units Financing

In June 2017, pursuant to the Unit Purchase and Exchange Agreement, dated August 10, 2017, as amended on October 6, 2017 and May 25, 2018, or the Unit Purchase Agreement, we issued an aggregate of 3,000,000 Series Seed-1 units at $1.00 per unit and an aggregate of 1,000,000 Series Seed 2-units at $2.00 per unit to Atlas Fund X in exchange for a total of 500 seed bridge units. Also pursuant to the Unit Purchase Agreement, we issued an aggregate of 13,000,000 Series A preferred units split between two tranches, for a total of 5,750,000 units in the first tranche and 7,250,000 units in the second tranche, for an aggregate purchase price of $26.0 million. The following tables summarize purchases of our Series Seed-1 preferred units, the Series Seed-2 preferred units and Series A preferred units by related persons:

STOCKHOLDER	SERIES SEED-1 PREFERRED UNITS		TOTAL PURCHASE PRICE
Atlas Venture Fund X, L.P.(1)	3,000,000	(3)	$—

STOCKHOLDER	SERIES SEED-2 PREFERRED UNITS		TOTAL PURCHASE PRICE
Atlas Venture Fund X, L.P.(1)	1,000,000	(4)	$—

STOCKHOLDER	SERIES A PREFERRED UNITS		TOTAL PURCHASE PRICE
Atlas Venture Fund X, L.P.(1)	6,000,000	(4)	$12,000,000
Lilly Ventures Fund I, LLC(2)	4,500,000	(5)	$9,000,000

(1)

Atlas Fund X and AVOF I are holders of five percent or more of our capital stock. Atlas Fund X and AVOF I are affiliate funds of Atlas. Dr. Booth is a partner at Atlas and a member of our board of directors.

(2)

Lilly Ventures Fund I, LLC, or Lilly Fund I, is a holder of five percent or more of our capital stock. Lilly Fund I is an affiliate fund of LV Management Group, LLC, or LVMG. Dr. Hall is an affiliate of LVMG and a member of our board of directors.

(3)

Atlas Fund X holds 3,000,000 shares of Series Seed convertible preferred stock, upon exchange of 3,000,000 Series Seed-1 preferred units for shares of Series Seed convertible preferred stock in the Reorganization.

(4)

Atlas Fund X holds an aggregate of 7,000,000 shares of Series A convertible preferred stock, upon exchange of 6,000,000 Series A preferred units for shares of Series A convertible preferred stock and exchange of 1,000,000 Series Seed-2 preferred units for shares of Series A convertible stock in the Reorganization.

(5)

Lilly Fund I holds 4,500,000 shares of Series A convertible preferred stock, upon exchange of 4,500,000 Series A preferred units for shares of Series A convertible preferred stock in the Reorganization.

Restricted Stock Awards

In November 2018, in connection with the Reorganization, we granted 1,182,985 shares of restricted common stock to holders of Kymera LLC’s outstanding non-voting incentive units with a $0.00 strike price and outstanding non-voting incentive units with $0.30 strike price. Dr. Gollob, our Chief Medical Officer, was issued a total of 107,547 shares of restricted common stock upon conversion of 283,183 non-voting incentive units with a $0.30 strike price. Dr. Mainolfi, our Founder, President and Chief Executive Officer as well as a member of our board of directors, was issued a total of 376,199 shares of restricted common stock upon conversion of 600,000 common units.

Series B Convertible Preferred Stock Financing

In November 2018 we sold an aggregate of 16,009,845 shares of our Series B convertible preferred stock at a purchase price of $4.06 per share for aggregate gross proceeds of $65.0 million. The following table summarizes purchases of our Series B convertible preferred stock by related persons:

STOCKHOLDER	SHARES OF SERIES B PREFERRED STOCK	TOTAL PURCHASE PRICE
Atlas Venture Fund X, L.P.(1)	1,477,832	$5,999,997.92
Bessemer Venture Partners (Affiliated Entities)(2)	2,463,054	$9,999,999.24
Lilly Ventures Fund I, LLC(3)	985,220	$3,999,993.20
Pfizer Inc.(4)	2,463,054	$9,999,999.24
6 Dimensions Capital (Affiliated Entities)(5)	2,463,054	$9,999,999.24

(1)

Atlas Fund X and AVOF I are holders of five percent or more of our capital stock. Atlas Fund X and AVOF I are affiliate funds of Atlas. Dr. Booth is a partner at Atlas and a member of our board of directors.

(2)

Bessemer Venture Partners IX L.P., or BVP IX, and Bessemer Venture Partners IX Institutional L.P., or BVP IX Institutional, collectively hold five percent or more of our capital stock. BVP IX and BVP IX

Institutional are affiliate funds of Bessemer Venture Partners, or Bessemer. Andrew Hedin is a Principal of Bessemer and a member of our board of directors. Deer IX & Co. L.P., or Deer IX L.P., is the general partner of the Bessemer Entities, and Deer IX & Co. Ltd., or Deer IX Ltd., is the general partner of Deer IX L.P. David J. Cowan, Byron B. Deeter, Robert P. Goodman, Jeremy S. Levine, Adam Fisher and Robert M. Stavis are the directors of Deer IX Ltd. and hold the voting and dispositive power for the Bessemer Entities. Investment and voting decisions with respect to the shares held by the Bessemer Entities are made by the directors of Deer IX Ltd. acting as an investment committee.
(3)	Lilly Fund I is a holder of five percent or more of our capital stock. Lilly Fund I is an affiliate fund of LVMG. Dr. Hall is an affiliate of LVMG and a member of our board of directors.
(4)

Pfizer Inc., or Pfizer, is a holder of five percent or more of our capital stock. Pfizer is an affiliate fund of Pfizer Ventures. Christopher O’Donnell, Ph.D., is an affiliate of Pfizer Ventures and a member of our board of directors.

(5)

6 Dimensions Capital, L.P., or 6D Capital, and its affiliate fund, 6 Dimensions Affiliates Fund, L.P., or 6D Affiliates, are holders of five percent or more of our capital stock. 6D Capital and 6D Affiliates are affiliate funds of 6 Dimensions Capital. Wei Li, Ph.D., is an affiliate of 6 Dimensions Capital and a member of our board of directors.

Series B-1 Convertible Preferred Stock Financing

In May 2019 we sold an aggregate of 3,059,695 shares of our Series B-1 convertible preferred stock to Vertex Pharmaceuticals Incorporated, or Vertex, at a purchase price of $6.5366 per share for aggregate gross proceeds of $20.0 million. Vertex is a holder of five percent or more of our capital stock. We have entered into a Master Collaboration Agreement with Vertex. See the section entitled “Business—Collaborations—Master Collaboration Agreement with Vertex Pharmaceuticals Incorporated” appearing elsewhere in this prospectus for more information.

Series C Convertible Preferred Stock Financing

In March 2020 we sold an aggregate of 15,527,943 shares of our Series C convertible preferred stock at a purchase price of $6.5366 per share for aggregate gross proceeds of $101.5 million. The following table summarizes purchases of our Series C convertible preferred stock by related persons:

STOCKHOLDER	SHARES OF SERIES C PREFERRED STOCK	TOTAL PURCHASE PRICE
Atlas Venture Opportunity Fund I, L.P.(1)	1,774,624	$11,600,007.24
Bessemer Venture Partners (Affiliated Entities)(2)	336,566	$2,199,997.32
Pfizer Inc.(3)	336,566	$2,199,997.32
6 Dimensions Capital (Affiliated Entities)(4)	336,566	$2,199,997.33
Vertex Pharmaceuticals Incorporated(5)	887,311	$5,799,997.09

(1)

Atlas Fund X and AVOF I are holders of five percent or more of our capital stock. Atlas Fund X and AVOF I are affiliate funds of Atlas. Dr. Booth is a partner at Atlas and a member of our board of directors.

(2)

BVP IX and BVP IX Institutional collectively hold five percent or more of our capital stock. BVP IX and BVP IX Institutional are affiliate funds of Bessemer. Mr. Hedin is a Principal of Bessemer and a member of our board of directors. Deer IX L.P. is the general partner of the Bessemer Entities, and Deer IX Ltd. is the general partner of Deer IX L.P. David J. Cowan, Byron B. Deeter, Robert P. Goodman, Jeremy S. Levine, Adam Fisher and Robert M. Stavis are the directors of Deer IX Ltd. and hold the voting and dispositive power for the Bessemer Entities. Investment and voting decisions with respect to the shares held by the Bessemer Entities are made by the directors of Deer IX Ltd. acting as an investment committee.

(3)

Pfizer is a holder of five percent or more of our capital stock. Pfizer is an affiliate fund of Pfizer Ventures. Dr. O’Donnell is an affiliate of Pfizer Ventures and a member of our board of directors.

(4)

6D Capital and 6D Affiliates are holders of five percent or more of our capital stock. 6D Capital and 6D Affiliates are affiliate funds of 6 Dimensions Capital. Dr. Li is an affiliate of 6 Dimensions Capital and a member of our board of directors.

(5)	Vertex is a holder of five percent or more of our capital stock. We have entered into a Master Collaboration Agreement with Vertex.

Management and Consulting Services

During the years ended December 31, 2018 and 2019, we received consulting, advisory and related services from Atlas, in the amount of $133,394 and $480, respectively. Atlas, through its affiliates Atlas Fund X and AVOF I, has a greater than five percent ownership interest in us. Bruce Booth, D.Phil., is a partner at Atlas and a Founder of our company and a member of our board of directors. These consulting fees were paid to Atlas in amounts mutually agreed upon in advance by us and Atlas in consideration of certain strategic and ordinary course business operations services, and such services were provided to us on an as-needed basis, from time to time and at our request, by individuals affiliated with Atlas. Such fees were payable pursuant to invoices submitted to us by Atlas from time to time. None of these consulting fees were paid directly to Dr. Booth. The consulting fees paid to Atlas did not exceed five percent of the consolidated gross revenue of Atlas during any of these fiscal years.

Vertex Collaboration Agreement

On May 9, 2019, we entered into a collaboration agreement with Vertex setting forth a strategic research and development program between the parties to advance small molecule protein degraders against multiple targets. As initial consideration for the collaboration, Vertex paid us $70 million upfront, which amount included a $20 million equity investment in us through the purchase of 3,059,695 shares of our Series B-1 convertible preferred stock. Vertex holds five percent or more of our capital stock. See the section entitled “Business—Collaborations—Master Collaboration Agreement with Vertex Pharmaceuticals Incorporated” appearing elsewhere in this prospectus for more information.

Vertex Participation Agreement

On May 9, 2019, we entered into a participation agreement with Vertex granting Vertex the right to purchase shares of our common stock in a private placement that would close concurrently with this initial public offering and to purchase shares of our common stock in connection with any follow-on offering (as defined in the participation agreement). Vertex is a holder of five percent or more of our capital stock.

Agreements with Stockholders

In connection with our Series C convertible preferred stock financing, we entered into investors’ rights, voting and right of first refusal and co-sale agreements as well as management rights letters containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of our convertible preferred stock and certain holders of our common stock. The management rights letters provide for certain information rights and rights to consult with our management. These stockholder agreements and the management rights letters will terminate upon the closing of this offering, except for the registration rights granted under our investors’ rights agreement, as more fully described in “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

In connection with this offering, we entered into new agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our board of directors to the maximum extent allowed under Delaware law.

Policies for Approval of Related Party Transactions

Our board of directors reviews and approves transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related party. Prior to this offering, the material facts as to the related party’s relationship or interest in the transaction are disclosed to our board of directors prior to their consideration of such transaction, and the transaction is not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when our stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

In connection with this offering, we adopted a written related party transactions policy that provides that such transactions must be approved by our audit committee. This policy became effective on the date on which the registration statement of which this prospectus is part was declared effective by the SEC. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed the lesser of (i) $120,000 or (ii) one percent of the average of our total assets for the last two completed fiscal years, and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of June 30, 2020 by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of our capital stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The column entitled “Percentage of Shares Beneficially Owned—Before Offering” is calculated based on 33,865,668 shares of common stock outstanding as of June 30, 2020, assuming the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 31,660,264 shares of our common stock upon the completion of this offering and the concurrent private placement. The column entitled “Percentage of Shares Beneficially Owned—After Offering” is based on 43,138,602 shares of our common stock to be outstanding after this offering and the concurrent private placement, including the 8,684,800 shares of our common stock that we are selling in this offering and the 588,134 shares being sold to Vertex Pharmaceuticals Incorporated, or Vertex, in our concurrent private placement, but not including any additional shares issuable upon exercise of outstanding options. The information in the table below assumes no exercise of the underwriters’ or Vertex’s options to purchase additional shares.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities as well as any shares of common stock that the person has the right to acquire within 60 days of June 30, 2020 through the exercise of stock options or other rights. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Except as otherwise noted below, the address for persons listed in the table is c/o 200 Arsenal Yards Blvd., Suite 230, Watertown, MA 02472.

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED PRIOR TO OFFERING	PERCENTAGE OF SHARES BENEFICIALLY OWNED
		BEFORE OFFERING (%)	AFTER OFFERING (%)
5% or Greater Stockholders:
Entities affiliated with Atlas Venture Partners(1)	9,061,668	26.76%	21.01%
Vertex Pharmaceuticals Incorporated(2)	2,474,767	7.31%	5.74%
Lilly Ventures Fund I, LLC(3)	2,192,249	6.47%	5.08%
Pfizer Inc.(4)	1,755,357	5.18%	4.07%
Entities affiliated with 6 Dimensions(5)	1,755,356	5.18%	4.07%
Entities affiliated with Bessemer Venture Partners(6)	1,755,356	5.18%	4.07%
Named Executive Officers, Other Executive Officers, and Directors:
Nello Mainolfi, Ph.D.(7)	576,736	1.70%	1.33%
Bruce Jacobs, MBA(8)	78,730	*	*
Jared Gollob, M.D.(9)	196,749	*	*
Laurent Audoly, Ph.D.(10)	247,155	*	*

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED PRIOR TO OFFERING	PERCENTAGE OF SHARES BENEFICIALLY OWNED
		BEFORE OFFERING (%)	AFTER OFFERING (%)
Bruce Booth, D.Phil.(1)	9,061,668	26.76%	21.01%
Steven Hall, Ph.D.	—	—	—
Andrew Hedin	—	—	—
Joanna Horobin, M.B., Ch.B.(11)	34,881	*	*
Gorjan Hrustanovic, Ph.D.	—	—	—
Wei Li, Ph.D.	—	—	—
Donald W. Nicholson, Ph.D.(12)	47,642	*	*
Christopher O’Donnell, Ph.D.	—	—	—
Jeffrey Albers J.D., MBA(13)	—	—	—
All named executive officers, other executive officers and directors as a group (13 persons)(14)	12,435,810	36.27%	28.55%

*	Less than 1%
(1)

Consists of (i) 752,398 shares of common stock held by Atlas Venture Fund X, L.P., or Atlas Fund X, (ii) 7,196,584 shares of common stock issuable upon conversion of shares of Series Seed convertible preferred stock, Series A convertible preferred stock and Series B convertible preferred stock held by Atlas Fund X, and (iii) 1,112,686 shares of common stock issuable upon conversion of shares of Series C convertible preferred stock held by Atlas Venture Opportunity Fund I, L.P., or AVOF I. Atlas Venture Associates X, L.P., or Atlas Associates X, is the general partner of Atlas Fund X, and Atlas Venture Associates X, LLC, or AVA X, is the general partner of Atlas Associates X. Atlas Venture Associates Opportunity I, L.P., or AVAO I, is the general partner of AVOF I, and Atlas Venture Associates Opportunity I, LLC, or AVAO LLC, is the general partner of AVAO I. Peter Barrett, Bruce Booth, Jean-François Formela, David Grayzel and Jason Rhodes are the members of AVA X and collectively make investment decisions on behalf of Atlas Fund X. Kevin Bitterman, Bruce Booth, Jean-François Formela, David Grayzel and Jason Rhodes are the members of AVAO LLC and collectively make investment decisions on behalf of AVOF I. Dr. Booth is also a member of our board of directors. Dr. Booth disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any. The address for Atlas Fund X is 400 Technology Square, 10th Floor, Cambridge, Massachusetts 02139.

(2)

Consists of 2,474,767 shares of common stock issuable upon conversion of shares of Series B-1 convertible preferred stock and Series C convertible preferred stock. All shares are held directly by Vertex Pharmaceuticals Incorporated, or Vertex. The principal place of business Vertex is 50 Northern Avenue, Boston, Massachusetts 02210.

(3)

Consists of 2,192,249 shares of common stock issuable upon conversion of shares of Series A convertible preferred stock and shares of Series B convertible preferred stock. All shares are held directly by Lilly Ventures Fund I, LLC, or LVFI. LV Management Group, LLC, or LVMG, is the management company for LVFI and as such may be deemed to indirectly beneficially own the shares held by LVFI. LVMG’s voting and dispositive decisions with respect to the shares held by LVFI are made by LVMG’s management committee, which consists of S. Edward Torres, Dr. Steven Hall and Dr. Armen B. Shanafelt. Dr. Hall is a member of our board of directors and an affiliate of LVMG. The address of LVMG is 333 N. Alabama St., Suite 350, Indianapolis, Indiana 46204.

(4)

Consists of 1,755,357 shares of common stock issuable upon conversion of shares of Series B convertible preferred stock and Series C convertible preferred stock. All shares are held directly by Pfizer Inc., or Pfizer. Christopher O’Donnell, Ph.D., a member of our board of directors, is employed by Pfizer. Dr. O’Donnell has no voting or dispositive power over the shares held by Pfizer and disclaims all beneficial ownership of such shares. The address of Pfizer is 235 East 42nd Street, New York, New York 10017.

(5)

Consists of (i) 1,667,589 shares of common stock issuable upon conversion of shares of Series B convertible preferred stock and Series C convertible preferred stock held by 6 Dimensions Capital, L.P., and (ii) 87,767 shares of common stock issuable upon conversion of shares of Series B convertible preferred stock and Series C convertible preferred stock held by 6 Dimensions Affiliates Fund, L.P. The general partner of each of 6 Dimensions Capital, L.P. and 6 Dimensions Affiliates Fund, L.P. is 6 Dimensions Capital GP, LLC, which is in turn ultimately controlled by Dr. Chen Lian Yong (Leon). Wei Li, Ph.D., is an affiliate of 6 Dimensions Capital GP, LLC and a member of our board of directors. The address of 6 Dimensions Capital, L.P. and 6 Dimensions Affiliates Fund, L.P., is Unit 6706, 67/F, The Center, 99 Queen’s Road Central, Central, Hong Kong.
(6)

Consists of (i) 974,573 shares of common stock issuable upon conversion of shares of Series B convertible preferred stock and Series C convertible preferred stock held by Bessemer Venture Partners IX L.P., or BVP IX, and (ii) 780,783 shares of common stock issuable upon conversion of shares of Series B convertible preferred stock and Series C convertible preferred stock held by Bessemer Venture Partners IX Institutional L.P., or BVP IX Institutional, and together with BVP IX, the Bessemer Entities. Deer IX & Co. L.P., or Deer IX L.P., is the general partner of the Bessemer Entities, and Deer IX & Co. Ltd., or Deer IX Ltd., is the general partner of Deer IX L.P. David J. Cowan, Byron B. Deeter, Robert P. Goodman, Jeremy S. Levine, Adam Fisher and Robert M. Stavis are the directors of Deer IX Ltd. and hold the voting and dispositive power for the Bessemer Entities. Investment and voting decisions with respect to the shares held by the Bessemer Entities are made by the directors of Deer IX Ltd. acting as an investment committee. The address for each of the Bessemer Entities is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, New York 10538. Andrew Hedin disclaims beneficial ownership of the securities held by the Bessemer Entities, except to the extent of his pecuniary interest, if any, in such securities by virtue of his interest in the Bessemer Entities.

(7)

Consists of (i) 376,199 shares of common stock held by Dr. Mainolfi and (ii) 1,471,151 shares subject to options held by Dr. Mainolfi, of which 200,537 are vested and exercisable within 60 days of June 30, 2020.

(8)	Consists of 415,397 shares subject to options held by Mr. Jacobs, of which 78,730 are vested and exercisable within 60 days of June 30, 2020.
(9)

Consists of (i) 107,547 shares of common stock held by Dr. Gollob and (ii) 291,812 shares subject to options held by Dr. Gollob, of which 89,202 are vested and exercisable within 60 days of June 30, 2020.

(10)	Consists of 247,155 shares of common stock held by Dr. Audoly.
(11)	Consists of 90,458 shares subject to options held by Dr. Horobin, of which 34,881 are vested and exercisable within 60 days of June 30, 2020.
(12)

Consists of (i) 25,255 shares of common stock held by Dr. Nicholson and (ii) 65,202 shares subject to options held by Dr. Nicholson, of which 22,387 are vested and exercisable within 60 days of June 30, 2020.

(13)	Jeffrey Albers joined our board of directors effective July 28, 2020.
(14)

Includes options to purchase 425,737 shares of common stock exercisable within 60 days of June 30, 2020 held by executive officers and directors, as described in notes seven (7) through thirteen (13) above.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our fourth amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, and our amended and restated bylaws, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part. The descriptions of the common stock and convertible preferred stock give effect to changes to our capital structure that will occur upon the completion of this offering. We refer in this section to our fourth amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our second amended and restated bylaws as our bylaws.

General

Upon completion of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of convertible preferred stock, par value $0.0001 per share, all of which shares of convertible preferred stock will be undesignated.

As of June 30, 2020, 2,205,404 shares of our common stock were outstanding and held of record by 33 stockholders, and 3,000,000 shares of Series Seed convertible preferred stock, 12,897,503 shares of Series A convertible preferred stock, 16,009,845 shares of Series B convertible preferred stock, 3,059,695 shares of Series B-1 convertible preferred stock and 15,527,943 shares of Series C convertible preferred stock were outstanding and held of record by 35 stockholders. This amount does not take into account the conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of this offering.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding convertible preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding convertible preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Stock

Upon the completion of this offering, all outstanding shares of our convertible preferred stock will be converted into shares of our common stock. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of convertible preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our convertible preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of convertible preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of convertible preferred stock will be outstanding, and we have no present plan to issue any shares of convertible preferred stock.

Stock Options

As of June 30, 2020, there were outstanding options to purchase an aggregate of 4,343,071 shares of our common stock.

Registration Rights

Upon the completion of this offering and the concurrent private placement, the holders of 31,660,264 shares of our common stock, including those issuable upon the conversion of convertible preferred stock, will be entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and holders of our convertible preferred stock. The investors’ rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights

Beginning 180 days after the effective date of this registration statement, the holders of 31,660,264 shares of our common stock issuable or issued upon the conversion of convertible preferred stock upon the completion of this offering, are entitled to demand registration rights. Under the terms of the investors’ rights agreement, we will be required, upon the written request of holders of at least 55% of these securities, which must include (i) at least one Major Series A Investor, (ii) at least one Major Series B Investor and (iii) at least one Major Series C Investor, as such terms are defined in the investors’ rights agreement), to file a registration statement and use commercially reasonable efforts to effect the registration of all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement.

Short-Form Registration Rights

Pursuant to the investors’ rights agreement, if we are eligible to file a registration statement on Form S-3, upon the written request of holders of at least 5% of the Registrable Securities then outstanding, as such term is defined in the investors’ rights agreement at an aggregate offer price of at least $2.0 million, we will be required to use commercially reasonable efforts to effect a registration of such shares. We are required to effect only two registrations in any twelve month period pursuant to this provision of the investors’ rights agreement. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Piggyback Registration Rights

Pursuant to the investors’ rights agreement, if we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions contained in the investors’ rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which we and the underwriters determine in our sole discretion will not jeopardize the success of the offering.

Indemnification

Our investors’ rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights

The demand registration rights and short form registration rights granted under the investors’ rights agreement will terminate on the earliest of (i) a deemed liquidation event, as defined in the investors’ rights agreement, (ii) the fifth anniversary of the completion of this offering and (iii) at such time after this offering when the holders’ shares may be sold without restriction pursuant to Rule 144 within a three month period.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws and Delaware Law

Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

Our certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of at least two-thirds or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No Written Consent of Stockholders

Our certificate of incorporation will provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders

Our certificate of incorporation and bylaws will provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our bylaws will establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to Certificate of Incorporation and Bylaws

Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, and limitation of liability must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment, voting together as a single class, except that the amendment of the provisions relating to notice of stockholder business and nominations and special meetings must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock

Our certificate of incorporation will provide for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Choice of forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware (or, if the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (iii) any action asserting a claim against us, or any current or former director, officer, or other employee or stockholder, arising out of or pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws; and (iv) any action asserting a claim against us or any current or former director or officer or other employee governed by the internal affairs doctrine; provided, however, that this choice of forum provision does not apply to any causes of action arising under the Securities Act or the Exchange Act. Our bylaws further provide that, unless we consent in writing to an alternative forum, the United States District Court for the District of Massachusetts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Our bylaws also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. We recognize that the forum selection clause in our bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware or the Commonwealth of Massachusetts, as applicable. Additionally, the forum selection clause in our bylaws may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware or the United States

District Court for the District of Massachusetts may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Nasdaq Global Market Listing

Our common stock has been approved for listing on The Nasdaq Global Market under the trading symbol “KYMR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (800) 962-4284.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our shares. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of June 30, 2020, upon the completion of this offering and the concurrent private placement, 43,138,602 shares of our common stock will be outstanding, assuming no exercise of the underwriters’ or Vertex Pharmaceutical Incorporated’s, or Vertex’s, options to purchase additional shares and no exercise of outstanding options. Of the outstanding shares, all of the shares sold in this offering and the concurrent private placement will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below, and shares of our common stock are restricted shares of common stock subject to time-based vesting terms. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering, including those sold in the concurrent private placement will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, summarized below.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, or the Exchange Act, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares then outstanding, which will equal approximately 417,241 shares immediately after this offering and the concurrent private placement, assuming no exercise of the underwriters’ or Vertex’s options to purchase additional shares, based on the number of shares outstanding as of June 30, 2020; or

•	the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Upon waiver or expiration of the 180-day lock-up period described below, approximately 33,622,006 shares of our common stock will be eligible for sale under Rule 144. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under the section titled “Underwriters” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

We and each of our directors and executive officers and substantially all of our stockholders have signed a lock-up agreement that prevents them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of the representatives, subject to certain exceptions. See the section entitled “Underwriters” appearing elsewhere in this prospectus for more information.

Registration Rights

Beginning 180 days after the closing of this offering and the concurrent private placement, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section entitled “Description of Capital Stock—Registration Rights” appearing elsewhere in this prospectus for more information.

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-

U.S. HOLDERS OF COMMON STOCK

The following discussion is a summary of certain material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a non-resident alien individual;

•

a corporation or other foreign organization taxable as a corporation for U.S. federal income tax purposes that is created or organized in or under laws other than the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is not subject to U.S. federal income tax on a net income basis; or

•

a trust the income of which is not subject to U.S. federal income tax on a net income basis and that (1) has not made an election to be treated as a U.S. person under applicable U.S. Treasury Regulations and (2) either (i) is not subject to the primary supervision of a court within the United States or (ii) is not subject to the substantial control of one or more U.S. persons.

This discussion does not address the tax treatment of partnerships or other entities or arrangements that are treated as pass-through entities for U.S. federal income tax purposes or persons that hold their common stock through partnerships or other pass-through entities. A partner in a partnership or an investor in any other pass-through entity that will hold our common stock should consult his, her or its tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described herein. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code, which is generally property held for investment.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, including, the alternative minimum tax, rules regarding qualified small business stock within the meaning of Section 1202 of the Code or the Medicare tax on net investment income. It also does not address any aspects of any U.S. federal tax other than the income tax (for example, the estate tax), or U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt or governmental organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	regulated investment companies;

•	pension plans;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	“qualified foreign pension funds,” or entities wholly owned by a “qualified foreign pension fund”;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	U.S. expatriates.

This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

Distributions on Our Common Stock

As described in the “Dividend Policy” section above, we do not intend to pay any cash dividends on our common stock to our stockholders in the foreseeable future. Distributions, if any, on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale or Other Taxable Disposition of Our Common Stock.” Any such distributions will also be subject to the discussions below under the sections titled “Backup Withholding and Information Reporting” and “Withholding and Information Reporting Requirements—FATCA.”

Subject to the discussion in the following two paragraphs in this section, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or a successor form) to the applicable withholding agent and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS.

Gain on Sale or Other Taxable Disposition of Our Common Stock

Subject to the discussions below under “Backup Withholding and Information Reporting” and “Withholding and Information Reporting Requirements—FATCA,” a non-U.S. holder generally will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale or other taxable disposition of shares of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” also may apply;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

we are, or have been, at any time during the five-year period preceding such sale or other taxable disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner.

Withholding and Information Reporting Requirements—FATCA

Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a U.S. federal withholding tax at a rate of 30% on payments of dividends on our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Such withholding may also apply to gross proceeds from the sale or other disposition of our common stock, although under proposed U.S. Treasury Regulations, no withholding would apply to such gross proceeds. The preamble to the proposed regulations specifies that taxpayers (including withholding agents) are generally permitted to rely on the proposed regulations pending finalization. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, BofA Securities, Inc. and Cowen and Company, LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	3,300,224
BofA Securities, Inc.	2,258,048
Cowen and Company, LLC	2,258,048
Guggenheim Securities, LLC	868,480

Total:	8,684,800

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                    per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,302,720 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,302,720 shares of common stock.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$20.00	$173,696,000	$199,750,400
Underwriting discounts and commissions to be paid by us	$1.40	$12,158,720	$13,982,528
Proceeds, before expenses, to us	$18.60	$161,537,280	$185,767,872

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $2,703,275. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority of up to $40,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock has been approved for listing on the Nasdaq Global Market under the trading symbol “KYMR”.

We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, BofA Securities, Inc. and Cowen and Company, LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC, BofA Securities, Inc. and Cowen and Company, LLC, on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•

transactions by any person other than us relating to shares of common stock or other securities acquired in this offering or in open market transactions after the completion of the offering of the shares (other than for officers and directors as noted below), provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in this offering or in such open market transactions;

•

transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock as a bona fide gift or to a charitable organization or educational institution in a transfer not involving a disposition for value;

•

transfers or dispositions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to any member of the immediate family of such person or any trust for the direct or indirect benefit of such person or the immediate family of such person in a transaction not involving a disposition for value;

•

distributions of shares of common stock or any security convertible into common stock to general or limited partners, members, beneficiaries or other equityholders of such person, its direct or indirect affiliates (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) or to an investment fund or other entity that controls or manages, or is under common control with, such person;

•

transfers or dispositions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock (i) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of such person upon the death of such person or (ii) by operation of law pursuant to orders of a court or regulatory agency, in connection with a negotiated divorce settlement or pursuant to a qualified domestic relations order;

•

transfers or dispositions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to us pursuant to any contractual arrangement in effect on the date such person entered into the lock-up agreement and disclosed to the underwriters in writing that provides for the repurchase of such person’s common stock or other securities by us or in connection with the termination of such person’s employment with or service to our company; provided that (i) the repurchase price for any such shares or securities shall not exceed the original purchase price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) paid, and (ii) any filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of common shares shall indicate by footnote disclosure or otherwise the nature of the transfer or disposition);

•

transfers or dispositions of shares of common stock or other securities to us in connection with the conversion of any convertible security into, or the exercise of any option or warrant for, shares of common stock (including by way of “net” or “cashless” exercise solely to cover withholding tax obligations in connection with such exercise or transfer to us for the payment of taxes as a result of such exercise); provided that (i) such convertible security, option or warrant is described in this prospectus and is outstanding on the date thereof, (ii) any such shares of common stock received by such person shall be subject to the terms of such lock-up agreement and (iii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period, other than a filing on a Form 4 that reports such disposition under the transaction code “F”, in which case the filing or announcement shall clearly indicate in the footnotes thereto or comments section thereof that the filing relates to the exercise of a stock option or warrant, as the case may be, that no shares of common stock were sold by the reporting person and that the shares of common stock received upon exercise of the stock option or warrant are subject to a lock-up agreement with the underwriters of this offering);

•

the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of such person or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period; or

•

transfers of shares of common stock (or any securities convertible into or exercisable or exchangeable for common stock) pursuant to a bona fide third-party tender offer for shares of our capital stock made to all holders of our securities, merger, consolidation or other similar transaction approved by our board of directors and occurring after the closing of this offering, the result of which is that any person (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than us, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 75% of the total voting power of the voting stock of our company; provided that in the event that such change of control transaction is not completed, the shares of common stock (or any security convertible into or exercisable or exchangeable for common stock) owned by the undersigned shall remain subject to the restrictions contained in this agreement and title to the undersigned’s shares shall remain with the undersigned;

provided that in the case of any transaction or distribution pursuant to the third, fourth, fifth or sixth bullets above, (i) each transferee, donee or distributee shall sign and deliver a lock-up agreement substantially in the form of signed by such person and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Common Stock, shall be required or shall be voluntarily made during the restricted period (other than, with respect to the sixth bullet only, any Form 4 or Form 5 required to be filed under the Exchange Act if the undersigned is subject to Section 16 reporting with respect to the Company under the Exchange Act, in which case any such filing will indicate by footnote disclosure or otherwise the nature of the transfer or disposition).

Morgan Stanley & Co. LLC, BofA Securities, Inc. and Cowen and Company, LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of our common stock under the Israeli Securities Law, 5728-1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728-1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the Addressed Investors); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728-1968, subject to certain conditions (the Qualified Investors). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728-1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728-1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728-1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728-1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728-1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of our common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728-1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728-1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters relating to this offering will be passed upon for the underwriters by Wilmer Cutler Pickering Hale and Dorr LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2019 and 2018, and for each of the two years in the period ended December 31, 2019, as set forth in their report. We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-240264) under the Securities Act with respect to the common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the completion of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov. We also maintain a website at www.kymeratx.com. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. Upon completion of the offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

KYMERA THERAPEUTICS, INC.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Kymera Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kymera Therapeutics, Inc. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, preferred units, convertible preferred stock, members’ deficit and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Adoption of ASU No. 2016-02

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Update (ASU) No. 2016-02 Leases (Topic 842), and the related amendments.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2018.

Boston, Massachusetts

June 22, 2020, except for Note 16(f) as to which the date is August 17, 2020

KYMERA THERAPEUTICS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share amounts)

	December 31,
	2018	2019
Assets
Current assets:
Cash and cash equivalents	$41,260	$76,015
Marketable securities (Note 4)	—	15,942
Other receivables—due from related party	148	—
Prepaid expenses and other current assets	382	888

Total current assets	$41,790	$92,845
Property and equipment, net (Note 6)	2,242	3,794
Right-of-use assets, operating leases	—	18,289
Other assets	199	1,774

Total assets	$44,231	$116,702

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$2,056	$3,276
Accrued expenses (Note 8)	2,319	4,568
Deferred revenue, short term—due to related party	—	23,349
Operating lease liabilities, current portion	—	2,696
Finance and capital lease liabilities, current portion	302	681
Other current liabilities	10	—

Total current liabilities	$4,687	$34,570
Non-current liabilities
Deferred revenue, long term—due to related party	—	29,642
Operating lease liabilities, net of current portion	—	16,651
Finance and capital lease liabilities, net of current portion	393	1,165
Other non-current liabilities	158	—

Total liabilities	$5,238	$82,028
Commitments and contingencies (Note 9)
Series Seed Convertible Preferred Stock, $0.0001 par value; 3,000,000 shares authorized, issued and outstanding at December 31, 2018 and 2019 (liquidation preference of $3,000 at December 31, 2018 and 2019)	$5,900	$5,900
Series A Convertible Preferred Stock, $0.0001 par value; 14,886,305 shares authorized and issued at December 31, 2018 and 2019 and 14,498,547 and 14,720,126 shares outstanding at December 31, 2018 and 2019, respectively (liquidation preference of $28,997 and $29,440 at December 31, 2018 and 2019, respectively)	28,794	29,237
Series B Convertible Preferred Stock, $0.0001 par value; 16,009,848 shares authorized at December 31, 2018 and 2019, and 9,605,905 and 14,827,580 shares issued and outstanding at December 31, 2018 and 2019, respectively (liquidation preference of $39,000 and $60,200 at December 31, 2018 and 2019, respectively)	38,735	59,918
Series B-1 Convertible Preferred Stock, $0.0001 par value; zero and 3,059,695 shares authorized, issued and outstanding at December 31, 2018 and 2019, respectively (liquidation preference of $0 and $20,000 at December 31, 2018 and 2019, respectively)	—	14,025
Stockholders’ deficit:
Common stock, $0.0001 par value; 42,000,000 and 45,000,000 shares authorized at December 31, 2018 and 2019, respectively, 2,478,468 and 2,208,982 shares issued and 1,479,188 and 1,929,516 shares outstanding at December 31, 2018 and 2019, respectively	—	—
Additional paid-in capital	774	2,044
Accumulated deficit	(35,210)	(76,456)
Accumulated other comprehensive income	—	6
Total stockholders’ deficit	(34,436)	(74,406)

Total liabilities, convertible preferred stock and stockholders’ deficit	$44,231	$116,702

The accompanying notes are an integral part of these consolidated financial statements.

KYMERA THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except for share and per share amounts)

	Year ended December 31,
	2018	2019
Statement of Operations Data:
Collaboration Revenue—from related party	$—	$2,934

Operating expenses:
Research and development	$17,679	$37,158
General and administrative	3,772	7,981

Total operating expenses	21,451	45,139

Loss from operations	(21,451)	(42,205)
Other income (expense):
Interest Income	—	1,005
Interest Expense	(16)	(46)

Total other income (expense):	(16)	959

Net loss	$(21,467)	$(41,246)

Other comprehensive gain:
Unrealized gain on marketable securities	—	6

Total comprehensive loss	$(21,467)	$(41,240)

Net loss per share attributable to common stockholders, basic and diluted	$(18.26)	$(24.28)

Weighted average common stocks outstanding, basic and diluted	1,175,934	1,698,522

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(2.05)

Pro forma weighted average common stocks outstanding, basic and diluted (unaudited)		20,139,256

The accompanying notes are an integral part of these consolidated financial statements.

KYMERA THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF PREFERRED UNITS, CONVERTIBLE PREFERRED STOCK, MEMBERS’ DEFICIT AND STOCKHOLDERS’ DEFICIT

(In thousands, except for share amounts)

							Series Seed		Series A		Series B		Series B-1						Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Consolidated Members’ and Stockholders’ Deficit
	Series Seed-1 Preferred Units		Series Seed-2 Preferred Units		Series A Preferred Units		Convertible Preferred Stock		Convertible Preferred Stock		Convertible Preferred Stock		Convertible Preferred Stock		Common Units		Common Stock
	Units	Value	Units	Value	Units	Value	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Units	Value	Shares	Value
Balance at December 31, 2017	3,000,000	$5,900	1,000,000	$2,000	6,026,970	$11,859	—	$—	—	$—		$—	—	$—	1,781,250	$—	—	$—	$126	$(13,743)	$—	$(13,617)

Issuance of Series A Preferred Units, net of issuance costs of $8	—	—	—	—	7,250,000	14,492	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Vesting of Series A Preferred Units in connection with collaboration agreement (Note 5)	—	—	—	—	221,577	443	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Vesting Common Units	—	—	—	—	—	—	—	—	—	—	—	—	—	—	93,750	—	—	—	—	—	—	—
Effect of Reorganization (Note 1)	(3,000,000)	(5,900)	(1,000,000)	(2,000)	(13,498,547)	(26,794)	3,000,000	5,900	14,498,547	28,794	—	—	—	—	(1,875,000)	—	1,175,622	—	—	—	—	—
Issuance of Series B Convertible Preferred Stock, net of issuance costs of $265	—	—	—	—	—	—	—	—	—	—	9,605,905	38,735	—	—	—	—	—	—	—	—	—	—
Vesting Restricted Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	303,566	—	—	—	—	—
Equity-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	648	—	—	648
Net Loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(21,467)		(21,467)

Balance at December 31, 2018	—	$—	—	$—	—	$—	3,000,000	$5,900	14,498,547	$28,794	9,605,905	$38,735	—	$—	—	$—	1,479,188	$—	$774	$(35,210)	$—	$(34,436)

KYMERA THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF PREFERRED UNITS, CONVERTIBLE PREFERRED STOCK, MEMBERS’ DEFICIT AND STOCKHOLDERS’ DEFICIT (continued)

(In thousands, except for share amounts)

							Series Seed		Series A		Series B		Series B-1						Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Consolidated Members’ and Stockholders’ Deficit
	Series Seed-1 Preferred Units		Series Seed-2 Preferred Units		Series A Preferred Units		Convertible Preferred Stock		Convertible Preferred Stock		Convertible Preferred Stock		Convertible Preferred Stock		Common Units		Common Stock
	Units	Value	Units	Value	Units	Value	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Units	Value	Shares	Value
Vesting of Series A Convertible Preferred Stock in connection with collaboration arrangement (Note 5)	—	—	—	—	—	—	—	—	221,579	443	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series B Convertible Preferred Stock, net of issuance costs of $17	—	—	—	—	—	—	—	—	—	—	5,221,675	21,183	—	—	—	—	—	—	—	—	—	—
Issuance of Series B-1 Convertible Preferred Stock, net of issuance costs of $49	—	—	—	—	—	—	—	—	—	—	—	—	3,059,695	14,025	—	—	—	—	—	—	—	—
Exercise of Stock Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	95,904	—	74	—	—	74
Vesting Restricted Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	354,424	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,196	—	—	1,196
Unrealized gain on marketable securities					—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	6	6
Net Loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(41,246)	—	(41,246)

Balance at December 31, 2019	—	$—	—	$—	—	$—	3,000,000	$5,900	14,720,126	$29,237	14,827,580	$59,918	3,059,695	$14,025	—	$—	1,929,516	$—	$2,044	$(76,456)	$6	$(74,406)
Conversion of Convertible Preferred Stock into Common Stock	—	—	—	—	—	—	(3,000,000	(5,900)	(14,720,126)	(29,237)	(14,827,580)	(5,918)	(3,059,695)	(14,025)	—	$—	22,325,780	2	109,078	—	—	109,080

Pro forma balance at December 31, 2019	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	24,255,296	$2	$111,122	$(76,456)	$6	$34,674

The accompanying notes are an integral part of these consolidated financial statements

KYMERA THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2018	2019
Operating activities
Net loss	$(21,467)	$(41,246)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity-based compensation	648	1,196
Depreciation and amortization	205	825
Non-cash research and development expense	443	443
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(298)	(564)
Other receivables—due from related parties	(148)	148
Accounts payable	824	904
Accrued expenses and other current liabilities	2,032	2,248
Deferred revenue—due to related parties	—	52,991
Other non-current assets	(47)	—
Operating lease right-of-use assets	—	1,350
Operating lease liabilities	—	(383)
Other non-current liabilities	(55)	(7)

Net cash used in operating activities	$(17,863)	$17,905

Investing activities
Purchase of property and equipment, net	(1,356)	(532)
Purchase of marketable securities	—	(15,954)

Net cash used in investing activities	$(1,356)	$(16,486)

Financing activities
Proceeds from the issuance of Series A Preferred Units, net of issuance costs	14,492	—
Proceeds from the issuance of Series B Convertible Preferred Stock, net of issuance costs	38,735	21,183
Proceeds from the issuance of Series B-1 Convertible Preferred Stock, net of issuance costs	—	14,025
Proceeds from stock option exercises	—	74
Payments on financing leases	(295)	(371)

Net cash provided by financing activities	$52,932	$34,911

Net increase in cash, cash equivalents and restricted cash	33,713	36,330
Cash, cash equivalents and restricted cash at beginning of period	7,746	41,459

Cash, cash equivalents and restricted cash at end of period	$41,459	$77,789

Supplemental disclosure of cash flow activities
Cash paid for interest	$15	$46
Supplemental disclosure of noncash financing activities
Exchange of Preferred Units for Convertible Preferred Stock, net of issuance costs	$34,694	$—
Supplemental disclosure of noncash investing activities
Purchases of property and equipment through finance and capital lease liabilities	$737	$1,642
Property and equipment purchases included in accounts payable and accrued expenses	$147	$315
Supplemental disclosure of noncash operating activities
Right-of-use assets obtained in exchange for operating lease liabilities	$—	$16,522
Tenant improvement receivable included in other assets	$—	$287

The following table provides a reconciliation of the cash, cash equivalents, and restricted cash balances as of each of the periods shown above:

	Year Ended December 31,
	2018	2019
Cash and cash equivalents	$41,260	$76,015
Restricted cash	199	1,774

Total cash, cash equivalents, and restricted cash	$41,459	$77,789

The accompanying notes are an integral part of these consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of Business

Kymera Therapeutics, Inc., together with its subsidiaries, Kymera Orion LLC and Kymera Securities Corporation, is referred to on a consolidated basis as the “Company”. The Company is a biopharmaceutical company focused on discovering and developing small molecule therapeutics that selectively degrade disease-causing proteins by harnessing the body’s own natural cellular process, a method known as targeted protein degradation. The Company has devoted its efforts principally to research and development since formation. The Company has not yet completed product development, filed for or obtained regulatory approvals for any products, nor verified the market acceptance and demand for such products. As a result, the Company is subject to a number of risks common to emerging companies in the biotech industry. Principal among these risks are the uncertainties of the product discovery and development process, dependence on key individuals, development of the same or similar technological innovations by the Company’s competitors, protection of proprietary technology, compliance with government regulations and approval requirements, the Company’s ability to access capital and uncertainty of market acceptance of products.

The Company has historical net losses and anticipates that it will continue to incur losses for the foreseeable future and had an accumulated deficit of $76.5 million as of December 31, 2019. The Company has funded these losses principally through issuance of convertible notes, the sale of common and convertible preferred stock and from cash proceeds received in connection with the Company’s collaboration with Vertex Pharmaceuticals Incorporated (“Vertex”) (see Note 5). The Company expects to continue to incur operating losses and negative cash outflows until such time as it generates a level of revenue that is sufficient to support its cost structure.

As of December 31, 2019, the Company had cash, cash equivalents and marketable securities of $92.0 million. The Company believes these cash, cash equivalents and marketable securities together with the additional $4.8 million and $88.2 million of net cash proceeds received in connection with the Company’s issuances of a second tranche of Series B Preferred Stock and Series C Preferred Stock in January and March 2020, respectively (see Note 16) will be sufficient to fund its operations and capital expenditure requirements through at least twelve months from June 22, 2020, the issuance of these consolidated financial statements.

The Company expects to finance the future research and development costs of its product portfolio with its existing cash, cash equivalents and marketable securities, or through strategic financing opportunities that could include, but are not limited to an initial public offering (“IPO”) of its common stock, future offerings of its equity, collaboration agreements, or the incurrence of debt. However, there is no guarantee that any of these strategic or financing opportunities will be executed or realized on favorable terms, if at all, and some could be dilutive to existing stockholders. If the Company fails to obtain additional future capital, it may be unable to complete its planned preclinical studies and clinical trials.

Reorganization

On November 1, 2018, the Company completed a series of transactions (the “Reorganization”) pursuant to which Kymera Therapeutics LLC (“Kymera LLC”) merged into Kymera Therapeutics, Inc. (“the Company”), which is incorporated under the laws of the state of Delaware, and is headquartered in Cambridge, Massachusetts. In connection with the Reorganization, (i) the existing unitholders of Kymera LLC exchanged their units of Kymera LLC for the same number and classes of common stock and convertible preferred stock of the Company on a one-to-one basis, with rights identical to the exchanged units of Kymera LLC; and (ii) the holders of all outstanding common incentive units of Kymera LLC exchanged their units for a combination of restricted stock and options to purchase common stock of the Company (see Note 12). These exchanges resulted in the common incentive unit holders being given either one-for-one restricted stock for their incentive units or a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

split of approximately sixty to forty percent of restricted stock and options to purchase common stock based on the threshold value amount of the incentive units held by such holders.

Upon completion of the Reorganization, the historical consolidated financial statements of Kymera LLC became the historical consolidated financial statements of Kymera Therapeutics, Inc. There was no impact on the consolidated financial statements as a result of the Reorganization, except for the reclassifications of equity presented in the consolidated statements of convertible preferred units and stock and stockholders’ deficit.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

2. Summary of Significant Accounting Policies

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note, and elsewhere in the accompanying consolidated financial statements and notes.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries Kymera Orion LLC and Kymera Securities Corporation. All intercompany transactions and balances have been eliminated in consolidation.

Unaudited Pro Forma Financial Information

Upon closing of a qualified public offering (as defined in the Company’s Amended and Restated Certificate of Incorporation, the “Amended Certificate of Incorporation”), all vested and outstanding shares of preferred stock shall automatically be converted into shares of common stock.

The unaudited pro forma basic and diluted net loss per share in the accompanying condensed consolidated statements of operations and comprehensive loss for the year ended December 31, 2019 have been computed to give effect to the automatic conversion of all vested and outstanding shares of preferred stock into shares of Common Stock. The unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2019 was computed using the weighted-average number of shares of common stock outstanding during the period, including the pro forma effect of the conversion of all vested and outstanding shares of preferred stock into shares of common stock, as if the Company’s proposed public offering had occurred on the later of January 1, 2019 or the date the equity instrument was issued or vested, as applicable. The unaudited pro forma net income per share does not include the shares expected to be sold or related proceeds to be received in the proposed public offering (see Note 15).

A one-to-one conversion ratio was used for the preferred stock in the unaudited pro forma information.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of expenses during the reporting period. Management’s estimates and judgments are derived and continually evaluated based on available information, historical experience and various other assumptions that are believed to be reasonable under the circumstances. Because the use of estimates is inherent in the financial reporting process, actual results could differ from those estimates. In recording transactions and balances resulting from business operations, management makes estimates based on the best information available at the time the estimate is made. Significant estimates relied upon in preparing these financial statements include the accrual for research and development expenses, equity-based compensation expense, and the valuation of equity. As better information becomes available or actual amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior estimates.

Segment and Geographic Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chief Executive Officer. The Company views its operations and manages its business in one operating segment.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments that are readily convertible into cash with original maturities of three months or less when purchased. These assets include investments in money market funds that invest in U.S. Treasury obligations. The Company maintains its bank accounts at major financial institutions.

Restricted Cash

Restricted cash represents the cash held to secure letters of credit associated with the Company’s facility leases.

Marketable Securities

The Company classifies marketable securities with a remaining maturity of greater than three months when purchased as available-for-sale. The Company classifies investments available to fund current operations as current assets on its balance sheets. Marketable securities with a remaining maturity date greater than one year are classified as non-current. Available-for-sale securities are maintained by investment managers and consist of U.S. Treasury securities. Available-for-sale securities are carried at fair value with the unrealized gains and losses included in other comprehensive income (loss) as a component of stockholders’ equity until realized. Any premium or discount arising at purchase is amortized and/or accreted to interest income and/or expense over the life of the instrument. Realized gains and losses are determined using the specific identification method and are included in other (expense) income, net.

If any adjustment to fair value reflects a decline in value of the investment, the Company considers all available evidence to evaluate the extent to which the decline is “other-than-temporary” and, if so, marks the investment to market through a charge to the Company’s statement of operations and comprehensive loss.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Fair Value Measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s cash equivalents, prepaid expenses, accounts payable, and certain accruals approximate their fair value due to their short-term nature.

Leases

The Company adopted ASC Topic 842, Leases (“ASC 842”) on January 1, 2019. At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present. Leases that are economically similar to the purchase of assets are generally classified as finance leases; otherwise the leases are classified as operating leases. The Company has elected not to recognize leases with an original term of one year or less on the balance sheet. Options to renew a lease are not included in the Company’s assessment unless there is reasonable certainty that the Company will renew. Leases with a term greater than one year are recognized on the balance sheet as right-of-use assets, lease liabilities and, if applicable, long-term lease liabilities. Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected remaining lease term. However, certain adjustments to the right-of-use asset may be required for items such as incentives received. The Company has elected as an accounting policy to combine lease and non- lease components, such as common area maintenance, for all classes of underlying assets. The interest rate implicit in lease contracts has not historically been readily determinable. As a result, the Company utilizes its incremental borrowing rates, which are the rates incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. To estimate its incremental borrowing rate, a credit rating applicable to the Company is estimated using synthetic credit rating analysis since the Company does not currently have a rating agency-based credit rating.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation. Major additions and betterments are capitalized; maintenance and repairs, which do not improve or extend the life of the respective

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

assets, are charged to operations as incurred. Depreciation expense is recorded using the straight-line method over the estimated useful life of the related asset as follows:

Estimated Useful Life (in years)
Lab equipment	5 years
Furnitures and fixtures	5 years
Office equipment	5 years
Computer equipment	3 years
Leasehold improvements	Shorter of life of lease or remaining lease term

Upon retirement or sale, the cost and related accumulated depreciation of assets disposed of are removed from the accounts and any resulting gain or loss is included in loss from operations.

Construction-in-progress is stated at cost, which includes direct costs attributable to the setup or construction of the related asset. Depreciation expense is not recorded on construction-in-progress until the relevant assets are completed and put into use.

Impairment of Long-Lived Assets

Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset over its fair value, determined based on discounted cash flows. To date, the Company did not record any impairment losses on long-lived assets during the years ended December 31, 2018 and 2019.

Convertible Preferred Stock

The Company has classified convertible preferred stock as temporary equity in the accompanying consolidated balance sheet due to terms that allow for redemption of the shares in cash upon certain change in control events that are outside of the Company’s control, including the sale or transfer of the Company as holders of the convertible preferred stock which could trigger redemption of the shares. The Company did not accrete the value of the convertible preferred stock to the redemption values since a liquidation event was not considered probable as of December 31, 2019. Subsequent adjustments of the carrying values to the ultimate redemption values will be made only when it becomes probable that such liquidation events will occur.

Research and Development Costs

Research and development costs consist primarily of costs incurred in connection with the discovery and development of targeted protein degradation therapeutics, including those in the Company’s most advanced development programs, IRAK4, IRAKIMiD and STAT3. These research efforts and costs, which also support the development of, and enhancements to, the Company’s Pegasus targeted protein degradation platform, include external research costs, personnel costs, supplies, license fees and facility related expenses. The Company expenses research and development costs as incurred.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recoverability of the expenditure. Amounts incurred are classified as general and administrative expenses.

Financing Costs

Costs incurred in connection with the issuance of equity units and shares are recorded as a reduction of proceeds to the equity carrying value. The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process financings as deferred offering costs until such financings are consummated. After consummation of the financing, these costs are recorded as a reduction of the proceeds received from the financing. If a planned financing is abandoned, the deferred offering costs are expensed immediately as a charge to operating expenses in the consolidated statement of operations and comprehensive loss. There were no deferred offering costs on the Company’s consolidated balance sheets at December 31, 2018 and 2019.

Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2017. The adoption had no impact as the Company had no revenue generating arrangements until the year ended December 31, 2019. Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, the Company performs the following five steps: (i) identification of the contract(s) with the customer; (ii) identification of the promised goods or services in the contract and determination of whether the promised goods or services are performance obligations; (iii) measurement of the transaction price; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

As part of the accounting for these arrangements, the Company must use significant judgment to determine: a) the number of performance obligations based on the determination under step (ii) above and whether those performance obligations are distinct from other performance obligations in the contract; b) the transaction price under step (iii) above; and c) the standalone selling price for each performance obligation identified in the contract for the allocation of transaction price in step (iv) above. The Company uses judgment to determine whether milestones or other variable consideration, except for royalties, should be included in the transaction price as described further below. The transaction price is allocated to each performance obligation on a relative stand-alone selling price basis, for which the Company recognizes revenue as or when the performance obligations under the contract are satisfied. In determining the stand-alone selling price of a license to the Company’s proprietary technology or a material right provided by a customer option, the Company considers market conditions as well as entity-specific factors, including those factors contemplated in negotiating the agreements as well as internally developed estimates that include assumptions related to the market opportunity,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

estimated development costs, probability of success and the time needed to commercialize a product candidate pursuant to the license. In validating its estimated stand-alone selling prices, the Company evaluates whether changes in the key assumptions used to determine its estimated stand-alone selling prices will have a significant effect on the allocation of arrangement consideration between performance obligations.

The Company estimates the transaction price based on the amount of consideration the Company expects to be received for transferring the promised goods or services in the contract. The consideration may include both fixed consideration and variable consideration. At the inception of each arrangement that includes variable consideration, the Company evaluates the amount of the potential payments and the likelihood that the payments will be received. The Company utilizes either the most likely amount method or expected value method to estimate the transaction price based on which method better predicts the amount of consideration expected to be received. If it is probable that a significant revenue reversal would not occur, the variable consideration is included in the transaction price.

Performance obligations are promised goods or services in a contract to transfer a distinct good or service to the customer. Promised goods or services are considered distinct when: (i) the customer can benefit from the good or service on its own or together with other readily available resources and (ii) the promised good or service is separately identifiable from other promises in the contract. In assessing whether promised goods or services are distinct, the Company considers factors such as the stage of development of the underlying intellectual property, the capabilities of the customer to develop the intellectual property on their own and whether the required expertise is readily available.

For performance obligations which consist of licenses and other promises, the Company utilizes judgment to assess the nature of the combined performance obligation in order to determine whether the combined performance obligation is satisfied over time or at a point in time. The Company receives payments from customers based on billing schedules established in each contract. Up-front payments and fees are recorded as deferred revenue upon receipt or when due until the Company performs its obligations under these arrangements. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as current portion of deferred revenue in the accompanying consolidated balance sheets. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion. Amounts are recorded as accounts receivable when the Company’s right to consideration is unconditional. Amounts recognized as revenue, but not yet received or invoiced are generally recognized as contract assets.

Exclusive Licenses—If the license granted in the arrangement is determined to be distinct from the other promises or performance obligations identified in the arrangement, which generally include research and development services, the Company recognizes revenue from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. In assessing whether a license is distinct from the other promises, the Company considers relevant facts and circumstances of each arrangement, including the research and development capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, the Company considers whether the collaboration partner can benefit from the license for its intended purpose without the receipt of the remaining promise, whether the value of the license is dependent on the unsatisfied promise, whether there are other vendors that could provide the remaining promise, and whether it is separately identifiable from the remaining promise. For licenses that are combined with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. The Company evaluates the measure of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition. The measure of progress, and thereby periods over which revenue should be recognized, are subject to estimates by management and may change over the course of the arrangement.

Research and Development Services—The promises under the Company’s collaboration and license agreements generally include research and development services to be performed by the Company on behalf of the collaboration partner. For performance obligations that include research and development services, the Company generally recognizes revenue allocated to such performance obligations based on an appropriate measure of progress. The Company utilizes judgment to determine the appropriate method of measuring progress for purposes of recognizing revenue, which is generally an input measure, such as costs incurred. The Company evaluates the measure of progress each reporting period as described under Exclusive Licenses above. Reimbursements from the partner that are the result of a collaborative relationship with the partner, instead of a customer relationship, such as co-development activities, are generally recorded as a reduction to research and development expense.

Customer Options—The Company’s arrangements may provide a collaborator with the right to certain optional purchases, such as the right to license a target either at the inception of the arrangement or within a pre-defined option period. Under these agreements, fees may be due to the Company at the inception of the arrangement as an upfront fee or payment or upon the exercise of an option to acquire a license. If an arrangement is determined to contain customer options that allow the customer to acquire additional goods or services, the goods and services underlying the customer options are not considered to be performance obligations at the outset of the arrangement, as they are contingent upon option exercise. The Company evaluates the customer options for material rights, or options to acquire additional goods or services for free or at a discount. If the customer options are determined to represent a material right, the material right is recognized as a separate performance obligation at the inception of the arrangement. The Company allocates the transaction price to material rights based on the relative stand-alone selling price, which is determined based on the identified discount, and the probability that the customer will exercise the option. Amounts allocated to a material right are not recognized as revenue until, at the earliest, the option is exercised or expires.

Milestone Payments—At the inception of each arrangement that includes milestone payments based on certain events, the Company evaluates whether the milestones are considered probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of the Company or the licensee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The Company evaluates factors such as the scientific, clinical, regulatory, commercial, and other risks that must be overcome to achieve the particular milestone in making this assessment. There is considerable judgment involved in determining whether it is probable that a significant revenue reversal would not occur. At the end of each subsequent reporting period, the Company reevaluates the probability of achievement of all milestones subject to constraint and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment. If a milestone or other variable consideration relates specifically to the Company’s efforts to satisfy a single performance obligation or to a specific outcome from satisfying the performance obligation, the Company generally allocates the milestone amount entirely to that performance obligation once it is probable that a significant revenue reversal would not occur.

Royalties—For arrangements that include sales-based royalties, including milestone payments based on a level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

recognizes revenue at the later of (i) when the related sales occur or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any royalty revenue resulting from any of its licensing arrangements.

Collaboration revenue—The Company analyzes its collaboration arrangements to assess whether they are within the scope of ASC 808, Collaborative Arrangements (“ASC 808”) to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on the commercial success of such activities. This assessment is performed throughout the life of the arrangement based on changes in the responsibilities of all parties in the arrangement. For collaboration arrangements within the scope of ASC 808 that contain multiple elements, the Company first determines which elements of the collaboration are deemed to be within the scope of ASC 808 and those that are more reflective of a vendor-customer relationship and therefore within the scope of Topic 606. For elements of collaboration arrangements that are accounted for pursuant to ASC 808, an appropriate recognition method is determined and applied consistently, generally by analogy to Topic 606. For those elements of the arrangement that are accounted for pursuant to Topic 606, the Company applies the five-step model described above.

Costs associated with License and Collaborative Arrangements

Costs associated with licenses of technology acquired as part of collaborative arrangements are expensed as incurred and are generally included in research and development expense in the consolidated statements of operations.

Profits Interests

Employees, directors, and non-employees were granted profits interests prior to the Reorganization in November 2018. Profits interests were common units subject to vesting and were classified as equity awards for accounting purposes. Profits interests are considered issued and outstanding when granted. Equity-based compensation expense is recognized based on the fair value on the grant date and is recognized over the period of vesting. The Company does not have an obligation to repurchase any vested or nonvested profits interests upon termination of the relationship with a holder of profits interests.

The Company determined that incentive units issued to employees, directors, and non-employees were analogous to share based payments, as such, the Company measures and recognizes the related compensation expense in a manner consistent with its accounting policy for its other equity-based awards described below.

In connection with the Reorganization, the holders of all outstanding incentive units exchanged their units for a combination of restricted stock and options to purchase common stock of the Company (see Note 12).

Stock-Based Compensation

The Company accounts for all stock-based awards granted to employees, directors, and nonemployees based on their fair value on the date of the grant and recognize compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. Stock-based payments include stock options and grants of common stock, including common stock subject to vesting. The measurement date for stock awards is the date of grant, and stock-based compensation costs are recognized as expense over the requisite service period, which is the vesting period, on a straight-line basis. The Company has issued stock options and restricted stock with performance-based vesting conditions and records the expense for these awards

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

if the Company concludes that it is probable that the performance condition will be achieved. Stock-based compensation is classified in the accompanying consolidated statements of operations and comprehensive loss based on the function to which the related services are provided. The Company recognizes stock-based compensation expense for the portion of awards that have vested. Forfeitures are accounted for as they occur.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes options-pricing model, which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option, and the Company’s expected dividend yield. As there is no active market for the Company’s common stock, the Company estimates the fair value of common stock on the date of grant based on the then current facts and circumstances. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of guideline companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future. The fair value of each restricted common stock award is estimated on the date of grant based on the fair value of the Company’s common stock on that same date.

Common and Preferred Stock Valuation

The Company utilizes significant estimates and assumptions in determining the fair value of its equity and equity-based awards. The Company utilized various valuation methodologies in accordance with the framework of the 2013 American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the fair value of its equity awards.

The Company used a hybrid of the probability-weighted expected returns method (“PWERM”), and the option pricing method (“OPM”) when allocating enterprise value to classes of securities.

Under the probability-weighted expected return method, or PWERM, the value of an enterprise, and its underlying common securities, are estimated based on an analysis of future values for the enterprise, assuming various outcomes. The value of the common securities is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes and the rights of each class of equity. The future values of the common securities under the various outcomes are discounted back to the valuation date at an appropriate risk-adjusted discount rate and then probability weighted to determine the value for the common securities.

The option pricing method, or OPM, treats common securities and preferred securities as call options on the enterprise’s equity value, with exercise prices based on the liquidation preferences of the preferred securities. Under this method, the common securities have value only if the funds available for distribution to shareholders exceed the value of the liquidation preferences at the time of a liquidity event. The Black-Scholes model is used to price the call option, and the model includes assumptions for the time to liquidity and the volatility of equity value.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The hybrid method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios but using the OPM to estimate the allocation of value within one or more of those scenarios.

Valuations performed in the year ended December 31, 2018 and 2019, used a hybrid of the PWERM and OPM when allocating the Company’s enterprise value to classes of securities.

When using the hybrid method, the Company assumed two scenarios: an IPO scenario and a trade-sale scenario. The IPO scenario estimated an equity value based on the guideline public company method under a market approach. The guideline public companies considered for this scenario consist of biopharmaceutical companies with recently completed initial public offerings. The Company converted its estimated future value in an IPO to present value using a risk-adjusted discount rate. The equity value for the trade-sale scenario was estimated using the price of a recently issued preferred security, as well as a milestone-based tranche closing. The Company utilized an option pricing model to quantify or attribute value to these economic rights of convertible preferred stock vs. the common stock (e.g. liquidation preferences, dividend provisions, participation rights after liquidation preferences.)

In the OPM, volatility is estimated based on the trading histories of selected guideline public companies. The relative probability of each scenario was determined based on an assessment of then-current market conditions and the Company’s expectations as to timing and prospects of an IPO.

Each valuation methodology includes estimates and assumptions that require significant judgment. These estimates and assumptions include a number of objective and subjective factors, including the prices at which shares were traded between holders of the Company, external market conditions, the prices at which the Company sold convertible preferred shares, the superior rights and preferences of securities senior to common shares at the time, and the likelihood of achieving a voluntary or involuntary liquidity event.

Significant changes to the key assumptions used in the valuations could result in different fair values of common shares at each valuation date, as applicable.

Income Taxes

Kymera Therapeutics, Inc. and Kymera Orion, LLC are taxed as C-corporations for federal income tax purposes and file separate corporate income tax returns from the former LLC entity. On November 1, 2018, Kymera Therapeutics LLC was dissolved and a final return was filed for that period. Subsequent to this internal restructuring, Kymera Therapeutics, Inc. became the 100% owner of the outstanding shares of Kymera Orion, LLC, and an election to file a consolidated tax return was made as of this date. Income taxes for Kymera Therapeutics, Inc. are recorded in accordance with FASB Accounting Standards Codification Topic 740, Income Taxes (“ASC 740”), which provides for deferred taxes using an asset and liability approach. Under this method, deferred income tax assets and liabilities are recognized based on future income tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities, and their respective income tax basis. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in income tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that a valuation allowance for any income tax benefits of which future realization is not more likely than not.

The Company provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions. The tax benefits recorded are based on a determination of whether and how much of a tax benefit

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

taken by the Company in its tax filings or positions is “more likely than not” to be realized following resolution of any uncertainty related to the tax benefit, assuming that the matter in question will be raised by the tax authorities.

Off Balance Sheet Risk and Concentration of Credit Risk

The Company has no significant off-balance sheet risk such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents, and restricted cash. The Company’s cash, cash equivalents, and restricted cash are deposited in accounts at large financial institutions. The Company believes it is not exposed to significant credit risk due to the financial strength of the depository institutions in which the cash, cash equivalents and restricted cash are held. The Company maintains its cash equivalents in money market funds that invest in U.S. Treasury securities and U.S. Treasury obligations.

Comprehensive Loss

Comprehensive loss includes net loss as well as unrealized gains on marketable securities and other changes in stockholders’ equity (deficit) that result from transactions and economic events other than those with stockholders.

Net Loss Per Share

The Company applies the two-class method to compute basic and diluted net income (loss) per share attributable to common stockholders when it has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income (loss) available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to share in the earnings as if all income (loss) for the period had been distributed. The Company’s convertible preferred stock participates in any dividends declared by the Company and are therefore considered to be participating securities. The participating securities are not required to participate in the losses of the Company, and therefore during periods of loss there is no allocation required under the two-class method.

Basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net income (loss) attributable to common stockholders is computed by adjusting net income (loss) per share attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period, including potential dilutive common shares. For purpose of this calculation, outstanding options to purchase common stock, unvested restricted stock awards, and shares of convertible preferred stock are considered potential dilutive common shares. The Company has generated a net loss in all periods presented, and therefore the basic and diluted net loss per share attributable to common stockholders are the same as the inclusion of the potentially dilutive securities would be anti-dilutive.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), as subsequently amended which requires an entity to recognize assets and liabilities arising from a lease for both financing (formerly referred to as capital) and operating leases. ASU 2016-02 also requires new qualitative and quantitative disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company adopted this ASU as of January 1, 2019 using the required modified retrospective approach and utilizing the effective date as its date of initial application. As a result, prior periods are presented in accordance with the previous guidance in ASC 840, Leases (“ASC 840”). In addition, the standard allows for certain practical expedients in transition to ASC 842, including the package of practical expedients. The Company elected to utilize the package of practical expedients which allowed the Company to not reassess the following: (i) whether any expired or existing contracts contained leases; (ii) the lease classification for any expired or existing leases; and (iii) the treatment of initial direct costs for any existing leases.

The adoption of this standard resulted in the recognition of operating lease liabilities and right-of-use assets of $3.1 million and $3.2 million respectively, and the derecognition of other non-current liabilities of $0.1 million, on the Company’s consolidated balance sheet at adoption as of January 1, 2019. Additionally, $1.0 million of lab equipment under capital leases was reclassified to financing lease right-of-use assets and $0.7 million was reclassified out of capital lease obligations to financing lease liabilities.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230) Restricted Cash (“ASU 2016-18”), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and restricted cash. Therefore, amounts described as restricted cash should be included with cash and cash equivalents when reconciling the beginning of period and end of period amounts shown on the statement of cash flows. ASU No. 2018-18 is effective for fiscal years beginning in 2019 with early adoption permitted. The Company early adopted this guidance on January 1, 2018. ASU 2016-18 is effective on a retrospective basis. The adoption of ASU No, 2016-18 did not have a significant impact on the Company’s consolidated statements of cash flows.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”), which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted ASU 2017-09 as of January 1, 2018 and determined this adoption did not have a material impact on its consolidated financial statements.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606. The amendments in this update clarify that certain transactions between collaborative arrangement participants should be accounted for as revenue when the collaborative arrangement participant is a customer in the context of a unit of account and precludes recognizing as revenue consideration received from a collaborative arrangement participant if the participant is not a customer. The Company adopted as of January 1, 2019 and it did not have a significant impact on its financial position or results of operation.

KYMERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Recently Issued Accounting Standards Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Statements. The new standard requires that expected credit losses relating to financial assets measured on an amortized cost basis and available-for-sale debt securities be recorded through an allowance for credit losses. It also limits the amount of credit losses to be recognized for available-for-sale debt securities to the amount by which carrying value exceeds fair value and also requires the reversal of previously recognized credit losses if fair value increases. The new standard will be effective beginning January 1, 2020. The Company is currently evaluating the potential impact ASU 2016-13, and related updates, will have on its financial position and results of operations upon adoption.

In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The new standard will align the requirements for capitalizing implementation costs for hosting arrangements (services) with costs for internal-use software (assets). As a result, certain implementation costs incurred in hosting arrangements will be deferred and amortized. The new standard will be effective for the Company on January 1, 2020. The Company does not anticipate a material impact to its net financial position or disclosures as a result of the adoption of ASU 2018-15.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The new standard will be effective beginning January 1, 2020. The Company is currently evaluating the potential impact ASU 2018-13, and related updates, will have on its financial position and results of operations upon adoption.

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments. This update provides clarifications for three topics related to financial instruments accounting, some of which apply to the Company. The amendments in this update will be effective beginning January 1, 2020. The Company is currently evaluating the potential impact ASU 2019-04 may have on its financial position and results of operations upon adoption.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify the accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. The new standard will be effective beginning January 1, 2021. The Company is currently evaluating the potential impact ASU 2019-12 may have on its financial position and results of operations upon adoption.

Emerging Growth Company Status

The Company is an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. The Company may take advantage of these exemptions until it is no longer an EGC under Section 107 of the JOBS Act, which provides that an EGC can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. The Company has elected to use this exemption to delay adopting new or revised

KYMERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

accounting standards until such time as those standards apply to private companies. However, where allowable the Company has early adopted certain standards as described in the Recently Adopted Accounting Standards section above. While the Company has not made such an irrevocable election, it has not delayed the adoption of any applicable accounting standards. The Company may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of an offering or such earlier time that it is no longer an EGC.

3. Fair Value Measurements

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value hierarchy utilized to determine such fair values as of December 31, 2018 and 2019 (in thousands):

	Fair Value Measurements at December 31, 2018:
	Level 1	Level 2	Level 3	Total
Assets:
Restricted cash	$199	$—	$—	$199

Total	$199	$—	$—	$199

	Fair Value Measurements at December 31, 2019:
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities (Note 4):	$15,942	$—	$—	$15,942
Restricted cash	1,774	—	—	1,774

Total	$17,716	$—	$—	$17,716

During the years ended December 31, 2018 and 2019, there were no transfers between Level 1, Level 2 and Level 3.

4. Marketable securities

The company did not have any marketable securities as of December 31, 2018. The following table summarizes the available-for-sale debt securities held at December 31, 2019 (in thousands):

Description	Amortized Cost	Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2019
U.S. treasury securities	$15,936	$6	$—	$15,942

Total	$15,936	$6	$—	$15,942

As of December 31, 2019, all of the Company’s marketable securities had remaining contractual maturity dates of less than one year from the consolidated balance sheet date. There were no sales of marketable securities during the twelve months ended December 31, 2019.

KYMERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

5. Collaborations

Vertex Agreement

On May 9, 2019 (the “Effective Date”), the Company entered into a collaboration agreement (the “Vertex Agreement”) with Vertex Pharmaceuticals Incorporated (“Vertex”), to advance small molecule protein degraders against up to six targets. Under the Vertex Agreement, Vertex has the exclusive option to license the rights to the product candidates developed for the designated targets at which point Vertex will control development and commercialization. Pursuant to the Vertex Agreement, the Company is only responsible for discovery and preclinical research on the targets, and Vertex is responsible for development, manufacturing, and commercialization of the product candidates after it exercises its option to license.

Vertex provided the Company with a non-refundable upfront payment of $50.0 million and purchased 3,059,695 shares of the Company’s Series B-1 Convertible Preferred Stock (“Series B-1”) at $6.54 a share, pursuant to a separate, but simultaneously executed Share Purchase Agreement. The shares were purchased at a premium of $5.9 million, which was included in the transaction price and will be recognized as revenue over the period of performance. As a result of this purchase, Vertex is considered a related party.

The Company is eligible to receive up to $170.0 million in payments per target, including development, regulatory and commercial milestones as well as option exercise payments. In addition, Vertex is obligated to pay the Company tiered royalties on future net sales on any products that may result from the Vertex Agreement. None of the payments under the Vertex Agreement are refundable. The Company may also perform follow-on research for an optioned target upon Vertex’s request and at Vertex’s expense.

The Company and Vertex established a joint advisor committee (the “JAC”). The JAC will, among other responsibilities, review and oversee certain strategic activities performed under the Vertex Agreement, including reviewing the research plan and budget for the research activities and reviewing the research activities performed by each party.

The initial research term of the collaboration is four (4) years, extendable for an additional one (1) year period upon mutual agreement by the parties and payment by Vertex of certain per-target fees.

The term of the Vertex Agreement begins on the Effective Date and expires upon the expiration of all payment obligations from Vertex to Company under the Vertex Agreement or, if Vertex does not exercise any of its options, the lapse of all Vertex’s option rights under the Vertex Agreement. Vertex also has the ability to terminate for convenience with prior written notice to the Company, and either party may terminate for an uncured material breach.

Accounting Treatment

The Company analyzed the joint research activities required under the Vertex Agreement and concluded that the arrangement was indicative of a vendor-customer relationship and would be accounted for under ASC 606.

The Company assessed this arrangement in accordance with ASC 606 and concluded that the contract counterparty, Vertex, is a customer. The Company identified the following material promises under the arrangement: (1) the non-exclusive, royalty-free research license; and (2) the research and development services to be performed on up to six targets; and (3) the option to license each of the targets for development,

KYMERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

manufacturing, and commercialization efforts. The research and development services were determined not to be distinct from the research and development license and have been combined into a single performance obligation. The Company determined that the option to license the targets in the future was not priced at a discount, and that the option exercise fee for each target is at or above the standalone selling price for research at this stage of development; as such, the options and the underlying licenses are excluded from the performance obligation and the option exercise fees are excluded from the transaction price until the underlying option is exercised.

As part of its evaluation of constraining the research and development milestones, the Company considered numerous factors, including the fact that the achievement of the research and development milestones are contingent upon the results of the underlying research and development activities and are thus outside of the control of the Company.

At the commencement of the arrangement, two units of accounting were identified, the issuance of 3,059,695 shares of the Company’s Series B-1 and the research activities the Company will perform over the Research Term. The Company determined the total transaction price to be $55.9 million, which consists of $5.9 million attributed to the premium from the Series B-1 shares sold to Vertex and the $50.0 million upfront payment. To determine the fair value of the Series B-1 issued to Vertex, the Company performed a valuation of the shares of the Company’s common and preferred stock, which took into consideration recent financings, and the Company’s recent development and future exit strategies, as well as a discount for lack of marketability.

The Company recognizes revenue associated with the performance obligation as the research and development services are provided using an input method, according to the costs incurred as related to the research and development activities on each program and the costs expected to be incurred in the future to satisfy the performance obligation. The transfer of control occurs over this time period and, in management’s judgment, is the best measure of progress towards satisfying the performance obligation. The amounts received that have not yet been recognized as revenue are deferred as a contract liability on the Company’s consolidated balance sheet and will be recognized over the remaining research and development period until the performance obligation is satisfied. The performance obligation has not been fully satisfied as of December 31, 2019. In 2019, the Company recognized $2.9 million in revenue under the Vertex Agreement. The aggregate amount of the transaction price allocated to the Company’s unsatisfied performance obligation and recorded in deferred revenue at December 31, 2019 is $53.0 million. The Company will recognize the deferred revenue related to the research and development services based on a cost input method, over the remaining research term maximum of 3.4 years as of December 2019.

Any consideration related to sales milestone payments (including royalties) will be recognized when the related milestone events or sales occur and therefore are recognized at the later of when the related sales occur or the relevant performance obligation is satisfied.

Compound Collaboration

In October 2017, the Company entered into a collaboration agreement (the “Collaboration”) with a pharmaceutical company to jointly identify, research and conduct preclinical development of collaboration compounds against specified collaboration targets to identify drug candidates. Under the terms of the Collaboration, both parties provided one another with a non-exclusive, royalty-free, sub-licensable research and development license to each party’s intellectual property to develop five agreed-upon collaboration targets, as well as an exclusive, royalty-bearing development and commercialization license to sell any licensed products that stem from such research. The parties also have the ability to nominate additional collaboration targets if agreed-upon, as long as there are no more than five targets at any given time.

KYMERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

In exchange for the non-exclusive license rights, the Company provided the pharmaceutical company with an equity grant and is required to make tiered royalty payments based on net sales of all products licensed under the agreement in the low single-digit percentages. In conjunction with the Collaboration, the Company initially issued 886,305 Series A Preferred Units (“Series A Preferred Units”) (see Note 10) to the pharmaceutical company. On November 1, 2018, pursuant to the terms of the Reorganization (see Note 1), these Series A Preferred Units were exchanged on a one-for-one basis for shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) (see Note 10). These shares vest in equal installments over three years. The Company is recording expense over the remaining vesting period based on the fair value of the shares under the Collaboration. The Company recorded $0.4 million and $0.4 million to research and development expense related to the vesting of 221,577 and 221,579 of shares of Series A Preferred Stock for the years ended December 31, 2018 and 2019, respectively.

The royalty payments are contingent and as such are not being recorded until incurred. The Company determined that the license is representative of an in-process research and development asset, with no future alternative use. As such, the Company records the expense related to the vesting of shares of Series A Preferred Stock as research and development expense in the Company’s consolidated statements of operations and comprehensive loss.

The Collaboration can be terminated by either party for convenience with 60-days written notice and may also be terminated in the event of a material breach.

6. Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31,
	2018	2019
Lab and office equipment under capital lease and financing right-of-use asset	$1,109	$2,751
Lab equipment	657	919
Computer equipment	63	71
Furniture & fixtures	92	104
Leasehold improvements	545	545
Assets not yet in service	—	453

Total property and equipment	2,466	4,843
Less accumulated depreciation	(224)	(1,049)

Property and equipment, net	$2,242	$3,794

Depreciation expense for the years ended December 31, 2018 and 2019 was $0.2 million and $0.8 million, respectively.

Included in property and equipment is lab and office equipment right-of-use assets under financing leases with a cost basis of $2.8 million and accumulated amortization expense of $0.5 million at December 31, 2019.

Amortization expense related to right-of-use assets was $0.4 million for the year ended December 31, 2019 and is included in depreciation expense. Included in property and equipment is lab and office equipment purchased under financing leases with a cost basis of $1.1 million and accumulated amortization expense of $0.1 million at December 31, 2018.

KYMERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amortization expense related to property and equipment under financing leases was $0.1 million for the year ended December 31, 2018 and is included in depreciation expense.

7. Leases

In February 2018, the Company entered into a noncancelable facility lease agreement (“Lease”) for 9,836 square feet of research and development and office space in Cambridge, Massachusetts. The term of the lease is 60 months and expires on April 30, 2023. The Lease has an option to be extended for an additional three-year term. The lease is not reasonably certain to be extended and such additional term is not included in the measurement of the lease. The Company received a tenant incentive allowance of $0.1 million in 2018. In accordance with the lease agreement, the Company is required to maintain a security deposit and provided a letter of credit to the landlord for $0.2 million, which is recorded in other assets as of December 31, 2018 and 2019.

In April 2019, the Company entered into a facility sublease agreement (“Sublease”) for 1,471 square feet of office space in Cambridge, Massachusetts. The term of the lease began on June 24, 2019 and expires on December 31, 2020. The Sublease has an option to be extended for an additional six-month term. In accordance with the Sublease agreement, the Company is required to maintain a security deposit and to provide a letter of credit to the landlord for an immaterial amount. The Sublease requires the Company to share in prorated operating expenses and property taxes based upon actual amounts incurred; those amounts are considered variable lease costs and, therefore, are not included in the measurement of the lease and are instead recognized to expense as incurred.

In October 2019, the Company entered into a noncancelable facility lease agreement (“New Lease”) for 34,522 square feet of research and development and office space in Watertown, Massachusetts. The term of the New Lease is 120 months and expires on March 31, 2030. The New Lease has an option to be extended for an additional five years. The lease is not reasonably certain to be extended and as such the additional term is not included in the measurement of the lease. The New Lease includes a rent escalation clause, and rent expense is being recorded on a straight-line basis. The Company will receive a tenant incentive allowance of $5.5 million in 2020 as the tenant improvements are completed and submitted for reimbursement. In accordance with the lease agreement, the Company is required to maintain a security deposit and provided a letter of credit to the landlord for $1.5 million, which is recorded in other assets as of December 31, 2019.

The Company’s financing lease obligations consist of certain property and equipment financed through capital leases.

The components of the lease costs for the year ended December 31, 2019 were as follows (in thousands):

December 31, 2019
Operating lease costs	$1,597
Financing lease costs:
Amortization of right-to-use assets, financing leases	385
Interest expense for financing lease liabilities	46
Variable lease costs	340

Total lease costs	$2,368

KYMERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Supplemental cash flow information relating to the Company’s leases for the year ended December 31, 2019 was as follows (in thousands):

December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	$635
Financing cash flows used in finance leases	$385
Operating cash flows used in finance leases	$46

Weighted average remaining lease terms and discount rates as of December 31, 2019 were as follows:

December 31, 2019
Remaining lease term:
Operating lease	9.3 years
Financing lease	3.7 years
Discount Rate:
Operating lease	10.3%
Financing lease	7.8%

The undiscounted future lease payments for operating and finance leases as of December 31, 2019, were as follows (in thousands):

Fiscal Year	Operating Leases	Financing Leases
2020	$2,843	$705
2021	3,400	700
2022	3,501	445
2023	2,968	235
2024	2,732	—
Thereafter	15,739	—

Total minimum lease payments	31,183	2,085
Less amounts representing interest or imputed interest	(11,834)	(239)

Present value of lease liabilities	$19,349	$1,846

Rent expense for operating leases recognized under ASC 840 for the year ended December 31, 2018 was $0.5 million. Amounts disclosed pertaining to the year ended December 31, 2018 are presented under previous accounting guidance and are therefore not comparable to the amounts recorded in the current period under ASC 842.

Future minimum payments due under the Operating leases as of December 31, 2018 were as follows:

2019	$813
2020	837
2021	862
2022	888
2023	299

Total minimum lease payments	$3,699

KYMERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Future minimum payments under the Company’s financing leases as of December 31, 2018 were as follows:

2019	$321
2020	206
2021	201

Total minimum lease payments	728

Less: Amount representing interest	(33)

Present value of future minimum lease payments	$695

8. Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31,
	2018	2019
Research and development expenses	$1,211	$2,617
Payroll and payroll-related	792	1,256
Professional fees	222	606
Other	94	89

Accrued expenses	$2,319	$4,568

9. Other Commitments and Contingencies

Legal Proceedings

In the ordinary course of business, the Company may be subject to legal proceedings, claims and litigation as the Company operates in an industry susceptible to patent legal claims. The Company accounts for estimated losses with respect to legal proceedings and claims when such losses are probable and estimable. Legal costs associated with these matters are expensed when incurred. The Company is not currently a party to any legal proceedings.

Indemnification Arrangements

As permitted under Delaware law, the Company has agreements whereby it indemnifies its investors, employees, officers, and directors (collectively, the “Indemnified Parties”) for certain events or occurrences while the Indemnified Parties are, or were serving, at its request in such capacity. The term of the indemnification period is for the Indemnified Parties’ lifetime. The Company believes the estimated fair value of these indemnification agreements is minimal. The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally the Company’s business partners or customers, in connection with any U.S. patent or any copyright or other intellectual property infringement claim by any third party with respect to the Company’s products. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company is not aware of any claims under indemnification arrangements, and it has not accrued any liabilities related to such obligations as of December 31, 2018 or 2019.

KYMERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

10. Convertible Preferred Units and Convertible Preferred Stock

As of December 31, 2017, the Company had outstanding 3,000,000 units of Series Seed-1 Preferred Units; 1,000,000 units of Series Seed-2 Preferred Units, (collectively, “Series Seed Preferred Units”); and 6,026,970 units of Series A Preferred Units. In May 2018, the Company issued 7,250,000 Series A Preferred Units at $2.00 per unit for proceeds of $14.5 million. The preferred units were convertible by the holders under specified conditions.

In 2018, the Company recorded the vesting of 221,577 Series A Preferred Units associated with the Compound Collaboration as discussed above in Note 5.

On November 1, 2018, pursuant to the terms of the Reorganization (see Note 1), the holders of all outstanding Series Seed-1 Preferred Units of Kymera LLC exchanged their units on a one-for-one basis for 3,000,000 shares of Series Seed Convertible Preferred Stock (the “Series Seed Preferred Stock”) of Kymera Therapeutics, Inc. and (ii) the holders of substantially all outstanding Series Seed-2 and Series A Preferred Units of Kymera LLC exchanged their units on a one-for-one basis for 14,498,547 shares of Series A Preferred Stock. The rights and preferences of each such class of equity (as described below) were the same before and after the Reorganization.

In November 2018, the Company executed a Series B Preferred Stock Purchase Agreement (“Series B SPA”) to issue Series B Convertible Preferred Stock at $4.06 per share. 9,605,905 shares of Series B Convertible Preferred Stock (“Series B Preferred Stock”) were issued for total proceeds of $38.7 million, net of issuance costs of $0.3 million. The second tranche of issuance of Series B Preferred Stock was contingent upon the achievement of certain milestone events.

In May 2019, Vertex Pharmaceuticals Incorporated purchased 3,059,695 shares of the Company’s Series B-1 Convertible Preferred Stock (“Series B-1 Preferred Stock”) at $6.54 a share for total proceeds of $20.0 million. The Company allocated approximately $5.9 million of the proceeds to the transaction price of its research and development agreement with Vertex (see Note 5 for further discussion).

In December 2019, upon achievement of the milestone events stipulated within the Series B SPA, the Company commenced the issuance of the second tranche Series B Preferred Stock issuing 5,221,675 shares in December 2019 and 1,182,265 shares in January 2020, at $4.06 per share for an additional $21.2 million and $4.8 million in gross proceeds, respectively. The issuance costs related to the second tranche was insignificant. The Company determined that the tranche rights did not meet the definition of a freestanding financial instrument because, while separately exercisable, they were not legally detachable. In 2019, the Company recorded the vesting of 221,579 shares of Series A Preferred Stock associated with the Compound Collaboration as discussed above in Note 5.

KYMERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

As of December 31, 2018 and 2019, convertible preferred stock consisted of the following (in thousands, except share data):

December 31, 2018	Preferred authorized	Preferred shares issued and outstanding	Carrying Value	Liquidation Preference	Ordinary shares issuable upon conversion (Per Share)
Series Seed Convertible	3,000,000	3,000,000	$5,900	$3,000	1,880,995
Series A Convertible	14,886,305	14,498,547	28,794	28,997	9,090,564
Series B Convertible	16,009,848	9,605,905	38,735	39,000	6,022,888

Total	33,896,153	27,104,452	$73,429	$70,997	16,994,447

December 31, 2019	Preferred authorized	Preferred shares issued and outstanding	Carrying Value	Liquidation Preference	Ordinary shares issuable upon conversion (Per Share)
Series Seed Convertible	3,000,000	3,000,000	$5,900	$3,000	1,880,995
Series A Convertible	14,886,305	14,720,126	29,237	29,440	9,229,490
Series B Convertible	16,009,848	14,827,580	59,918	60,200	9,296,871
Series B-1 Convertible	3,059,695	3,059,695	14,025	20,000	1,918,424

Total	36,955,848	35,607,401	$109,080	$112,640	22,325,780

The rights, preferences, and privileges of convertible preferred stock were as follows as of December 31, 2019:

Voting Rights

The preferred stockholders are entitled to cast the number of votes equal to the number of common shares into which each preferred share is convertible as of the record date for determining stockholders entitled to vote on such matter. Preferred stockholders and common stockholders vote together as a single class.

Dividends

Dividends are only paid when and if declared by the Board of Directors. The holders of Series B-1, Series B, Series A and Series Seed Preferred Stocks are not entitled to receive dividends as of December 31, 2019.

Conversion

Each share of convertible preferred stock shall be convertible at the option of the holder, at any time, into such number of fully paid and nonassessable shares of common stock as is determined by dividing the original issue price of the series of convertible preferred stock by the conversion price in effect at the time of conversion for such shares of convertible preferred stock (initially $1.00, $2.00, $4.06 and $6.5366, and as adjusted $1.5949, $3.1898, $6.4753 and $10.4252, for the Series Seed Preferred Stock, Series A Preferred Stock, Series B Preferred Stock and Series B-1 Preferred Stock, respectively). As such, the shares of preferred stock effectively convert on a one-for-one basis. The convertible preferred stock conversion prices shall be adjusted when there is a deemed issuance of additional preferred shares issued at a price lower than the convertible preferred stock original issue prices or issuance of an instrument with rights that could dilute the interest of convertible preferred stockholders.

KYMERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

In addition, convertible preferred stock will be automatically converted into common stock at the applicable conversion ratio then in effect for each series of convertible preferred stock upon the earlier of (i) the closing of a firm commitment underwritten public offering of its common stock with gross proceeds to the Company of at least $50.0 million and at a price per share of not less than $12.95, as adjusted for the reverse stock split (see Note 16), subject to appropriate adjustment in the event of any share split, share dividend, combination or other similar recapitalization; or (ii) a date specified vote or written consent of the holders of a majority of convertible preferred stock, voting together as a single class on an as-if-converted to ordinary shares basis.

Liquidating Distributions

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, including a merger or sale of the Company (“Deemed Liquidation Event”), the amount to be paid for each class of stock is equal to the original price of the issuance, plus any declared but unpaid dividends. At December 31, 2019, the liquidation priority is as follows: the holders of Series B and B-1 Preferred Stock have first preference, the holders of Series Seed and Series A Preferred Stock have second preference on a pari passu basis and the remaining assets of the Company available for distribution to its stockholders shall be distributed among holders of shares of convertible preferred stock and common stock, pro rata based on the number of shares held by each such holder as if they have been converted to common stock immediately prior to such deemed liquidation event.

11. Common Stock and Common Units

On November 1, 2018, pursuant to the terms of the Reorganization (see Note 1), the holders of all outstanding common units of Kymera LLC exchanged their units on a one-for-one basis for 1,175,622 shares of common stock of Kymera Therapeutics, Inc.; and (ii) the holders all outstanding common incentive units of Kymera LLC exchanged their units either on a one-for-one basis for 303,566 restricted common stock or a split of approximately sixty to forty percent between restricted stock and options to purchase common stock based on the threshold value amount of the incentive units held by such holders (see Note 12).

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders provided, however, that, except as otherwise required by law, holders of common stock will not be entitled to vote on any amendment to the Company’s Certificate of Incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the Delaware General Corporation Law. Common stockholders are entitled to receive dividends, as may be declared by the Company’s Board of Directors, if any, subject to the preferential dividend rights of the convertible preferred stock. No dividends have been declared or paid during the years ended December 31, 2018 or 2019.

KYMERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

As of December 31, 2018 and 2019, the Company has reserved the following shares of common stock for potential conversion of outstanding convertible preferred stock, the vesting of restricted stock and exercise of stock options:

	December 31,
	2018	2019
Shares reserved for conversion of outstanding Series Seed Preferred Stock	1,880,995	1,880,995
Shares reserved for conversion of outstanding Series A Preferred Stock	9,090,564	9,229,490
Shares reserved for conversion of outstanding Series B Preferred Stock	6,022,888	9,296,871
Shares reserved for conversion of outstanding Series B-1 Preferred Stock	—	1,918,424
Shares reserved for unvested restricted stock	881,711	232,434
Shares reserved for options to purchase common stock under the 2018 Stock Option and Grant Plan	586,977	2,945,298

Total	18,463,135	25,503,512

12. Equity-Based Compensation

Incentive Units under Amended and Restated LLC Operating Agreement

Prior to the November 2018 Reorganization, the common incentive units issued or issuable, as defined in the Amended LLC Agreement, were intended to constitute “profits interests” for tax purposes. The common incentive units vested over a term of four years.

In connection with the issuance of any incentive unit, the Company’s Board of Directors set a threshold dollar amount with respect to the units (the “strike price”). The strike price is determined and set as the fair value of the underlying common units on the date of the grant.

The Company uses a third-party valuation expert to value incentive units. The weighted-average grant date fair value for incentive units granted in 2018 was $0.47. The total fair value of incentive units vested in 2018 was $0.3 million. During the year ended December 31, 2018, the Company recorded equity-based compensation expense for incentive units of $0.3 million, of which $0.1 million was included in research and development expense and $0.2 million was included in general and administrative expense, respectively.

Upon the Reorganization on November 1, 2018, the Company exchanged all 1,776,119 outstanding common incentive units of Kymera LLC for 1,182,985 shares of restricted stock and options to purchase 593,134 common stock of the Company. These exchanges resulted in the common incentive unit holders being given either (i) one-for-one restricted stock for their incentive units; or (ii) a split of approximately sixty to forty percent between restricted stock and options to purchase common stock based on the threshold value amount of the incentive units held by such holders. The modification resulted in incremental equity-based compensation expense of $1.1 million, $0.9 million which will be recognized over the remaining vesting period outlined within each award, only to the extent such fully vest, and $0.2 million of which was recognized upon the modification, $0.1 million was included in research and development and $0.1 million was included in general and administrative expense.

2018 Stock Option and Grant Plan

In November 2018, the Company adopted, and its stockholders approved, the 2018 Stock Option and Grant Plan (the “2018 Plan”), which provides for the granting of stock options and other equity-based awards at the

KYMERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

discretion of the Board of Directors or any subcommittee of the Board of Directors to its employees, officers, directors, and independent contractors. As of December 31, 2019, there were 4,796,402 shares reserved by the Company to grant under the 2018 Plan and an aggregate of 947,069 shares remained available for future grants.

The 2018 Plan is administered by the Board of Directors. The exercise prices, vesting, and other restrictions are determined at the discretion of the Board of Directors, except that the exercise price per share of stock options may not be less than 100% of the fair market value of the common stock on the date of grant. Stock options awarded under the 2018 Plan expire ten years after the grant date, unless the Board of Directors sets a shorter term. Vesting periods for awards under the plans are determined at the discretion of the Board of Directors. Incentive stock options and shares of restricted stock granted to employees, officers, members of the Board of Directors, advisors, and consultants of the Company typically vest over four years. Non-statutory options and shares of restricted stock granted to employees, officers, members of the Board of Directors, advisors, and consultants of the Company typically vest over four years.

Stock Options

The Company has granted stock options with service and performance-based vesting conditions. A summary of stock option activity under the 2018 Plan during the years ended December 31, 2018 and 2019 is as follows (in thousands except share and per share data):

	Number of Units Outstanding	Weighted Average Strike Price per Unit	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2018	586,977	$1.31	8.93	$169

Granted	3,165,739	2.08
Exercised	(95,904)	1.36		68
Forfeited	(711,512)	1.76
Expired	—	—		—

Outstanding at December 31, 2019	2,945,298	$2.03	9.60	$7,798

Exercisable at December 31, 2019		$1.81	9.23	$657
Nonvested at December 31, 2019		$2.05	9.63	$7,148

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the Company’s common stock. The weighted-average fair value of options granted during the years ended December 31, 2018 and 2019 was $1.05 and $1.69 per share, respectively.

As of December 31, 2019, the total unrecognized stock-based compensation expense for unvested stock options was $3.6 million, which is expected to be recognized over 3.4 years. The total fair value of stock options vested during the years ended December 31, 2018 and 2019 was $0.1 million and $0.2 million, respectively.

During the years ended December 31, 2018 and 2019, the Company recorded stock-based compensation expense for stock options of less than $0.1 million and $0.8 million, of which an immaterial amount and $0.5 million was included in research and development expense and less than $0.1 million and $0.3 million was included in general and administrative expense, respectively. Included within the 2019 general and administrative stock-based compensation expense was less than $0.1 million from a modification of an employee’s awards.

KYMERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The weighted-average assumptions that the Company used in Black-Scholes option pricing model to determine the grant date fair value of stock options granted to employees and non-employees for the years ended December 31, 2018 and 2019 were as follows:

	2018	2019
Expected term (in years)	5.12	6.49
Volatility	62%	71%
Risk-free interest rate	2.72%	1.83%
Dividend yield	0.00%	0.00%

Restricted Common Stock

The Company has granted shares of restricted common stock with service-based and performance-based vesting conditions. A summary of restricted stock activity under the 2018 Plan during the years ended December 31, 2018 and 2019 is as follows:

	Number of Units Outstanding	Grant Date Fair Value per Share
Unvested at December 31, 2018	881,711	$1.60

Granted	—	—
Vested	(283,877)	$1.60
Forfeited	(365,400)	$1.60

Unvested at December 31, 2019	232,434	$1.60

The weighted-average fair value of restricted stock granted during the year ended December 31, 2018 was $1.60 per share. As of December 31, 2019, the total unrecognized stock-based compensation expense for unvested restricted stock was $0.4 million, which is expected to be recognized over 2.2 years. The total fair value of restricted stock vested during the year ended December 31, 2018 and 2019 was $0.4 million and $0.5 million, respectively. During the years ended December 31, 2018 and 2019, the Company recorded stock-based compensation expense for restricted stock of $0.1 million and $0.4 million, of which less than $0.1 million and $0.2 million was included in research and development expense and less than $0.1 million and $0.2 million was included in general and administrative expense, respectively. Included within the 2019 general and administrative stock-based compensation expense was $0.1 million from a modification of an employee’s awards.

Equity-Based Compensation Expense

Total equity-based compensation expense recorded as research and development and general and administrative expenses, respectively, for employees, directors, and non-employees during the years ended December 31, 2018 and 2019, respectively, is as follows (in thousands):

	Twelve months ended December 31,
	2018	2019
Research and development	$272	$688
General and administrative	376	508

Total equity-based compensation	$648	$1,196

KYMERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

13. Related-Party Transactions

In addition to the collaboration discussed in Note 5, the Company had the following related party transactions for the period presented in the accompanying consolidated financial statements, which has not otherwise been discussed in these notes to the consolidated financial statements. The Company made payments of $0.1 million and an immaterial amount to an investor for rent expense and other reimbursements for services rendered for the years ended December 31, 2018 and 2019, respectively. The Company also made payments of $0.8 million and $1.0 million to a second investor for rent expenses and is due $0.1 million and an immaterial amount from this investor for tenant reimbursements as of December 31, 2018 and 2019, respectively.

14. Income Taxes

The Company records income tax expense related to profits realized by its U.S. operating subsidiaries. For the years ended December 31, 2018 and 2019, no income tax expense was recorded due the group’s net operating loss (“NOL”) and full valuation allowance.

The rate reconciliation of the U.S. statutory income tax rate to the Company’s effective tax rate for the years ended December 31, 2018 and 2019 are as follows:

	December 31,
	2018	2019
Tax effect at statutory rate	21.0%	21.0%
State taxes	5.9%	7.0%
Stock compensation	(0.6%)	(0.6%)
Permanent differences	(0.1%)	0.0%
Federal research and development credits	1.2%	2.0%
Other	(0.5%)	0.0%

Change in valuation allowance	(26.9%)	(29.4%)

Total	0.0%	0.0%

KYMERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred income taxes are as follows (in thousands):

	December 31,
	2018	2019
Deferred Tax Assets:
Federal net operating loss carryforwards	$6,599	$15,011
State net operating loss carryforwards	1,893	4,319
Research and development credit carryforwards	675	1,637
Lease liabilities	—	5,286
Accruals and reserves, stock and other	323	525

Total deferred tax assets	$9,490	$26,778
Valuation allowance	$(9,050)	$(20,949)

Deferred tax assets	$440	$5,829
Fixed and intangible assets	(440)	(754)
Right-of-use assets	—	(5,075)

Net deferred tax asset	$—	$—

As required by ASC 740, management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are composed principally of NOL carryforwards and research and development credit carryforwards. Management has determined that it is more likely than not that the Company will not recognize the benefits of its federal and state deferred tax assets, and, as a result, a valuation allowance of $9.1 million and $20.9 million has been established at December 31, 2018 and 2019, respectively. During 2019, the valuation allowance increased by $11.9 million primarily due to the increase in the Company’s NOL during the period.

The Company has incurred NOLs from inception. At December 31, 2018 and 2019, the Company has federal NOL carryforwards of approximately $31.4 million and $71.5 million, respectively, and state NOL carryforwards of approximately $30.0 million and $68.3 million, respectively. Of the federal net operating loss carryovers, $61.5 is not subject to expiration and the remaining federal and state NOLs begin to expire in 2036. These loss carryforwards are subject to review and possible adjustment by the appropriate taxing authorities.

Utilization of the NOL carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50% over a three-year period. The Company has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to the significant complexity and cost associated with such a study. If the Company has experienced a change of control, as defined by Section 382, at any time since inception, utilization of the net operating loss carryforwards or research and development tax credit carryforwards would be subject to an annual limitation under Section 382, which is determined by first multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the net operating

KYMERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

loss carryforwards or research and development tax credit carryforwards before utilization. Further, until a study is completed and any limitation is known, no amounts are being presented as an uncertain tax position.

At December 31, 2018 and 2019, the Company had federal research and development credit carryforwards of $0.5 million and $1.1 million, respectively, and state research and development credit carryforwards of $0.2 million and $0.7 million, respectively. These carryforwards begin to expire in 2036.

The Company follows the provisions of ASC 740-10, “Accounting for Uncertainty in Income Taxes,” which specifies how tax benefits for uncertain tax positions are to be recognized, measured, and recorded in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. As of December 31, 2018 and 2019, the Company has not recorded any amounts for uncertain tax positions. The Company’s policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statements of income. As of December 31, 2018 and 2019, the Company had no reserves for uncertain tax positions. For the years ended December 31, 2018 and 2019, no estimated interest or penalties were recognized on uncertain tax positions.

The Company has never been examined by the Internal Revenue Service or any other jurisdiction for any tax years and, as such, all years within the applicable statutes of limitations are potentially subject to audit.

15. Net Loss per Share and Unaudited Pro Forma Net Loss Per Share

Net Loss per Share

Basic and diluted loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average common shares outstanding (in thousands, except for share and per share data):

	Year Ended December 31,
	2018	2019
Numerator:
Net loss	$(21,467)	$(41,246)

Net loss attributable to common stockholders	$(21,467)	$(41,246)

Denominator:
Weighted average common shares outstanding, basic and diluted	1,175,934	1,698,522
Net loss per share, basic and diluted	$(18.26)	$(24.28)

KYMERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Company’s potentially dilutive securities, which include convertible preferred stock, restricted stock, and stock options, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following from the computation of diluted net loss per share attributable to common stockholders at December 31, 2018 and 2019 because including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2018	2019
Convertible Preferred Stock	16,994,447	22,325,780
Unvested Restricted Stock	881,711	232,434
Options to purchase Common Stock	586,977	2,945,298

Total	18,463,135	25,503,512

Unaudited Pro Forma Net Loss per Share

Unaudited pro forma basic and diluted net loss per share is calculated as follows (in thousands, except share and per share data):

Year Ended
December 31, 2019
Numerator:
Net loss	$(41,246)

Net loss attributable to common stockholders	$(41,246)

Denominator:
Weighted average common shares outstanding, basic and diluted	1,698,522
Pro forma adjustment for automatic conversion of all vested and outstanding shares of convertible preferred stock into shares of common stock	18,440,734

Pro forma weighted average common shares outstanding, basic and diluted	20,139,256

Net loss per share, basic and diluted	$(2.05)

16. Subsequent Events

The Company has completed an evaluation of all subsequent events after the audited balance sheet date of December 31, 2019 through the filing date of this Registration Statement on Form S-1 with the SEC, to ensure that these consolidated financial statements include appropriate disclosure of events both recognized in the consolidated financial statements as of December 31, 2019, and events which occurred subsequently but were not recognized in the consolidated financial statements. The Company has concluded that no subsequent events have occurred that require disclosure, except as disclosed within these consolidated financial statements and except as described below.

(a) Completion of Series B Convertible Preferred Stock Second Closing

In January 2020, the Company issued 1,182,265 shares of Series B Preferred Stock at $4.06 per share to complete the second closing of the Series B Preferred Stock issuance for total proceeds of $4.8 million.

KYMERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(b) Series C Convertible Preferred Stock Issuance

In March 2020, the Company issued 15,527,943 shares of Series C Preferred Stock at $6.54 per share, of which 13,539,141 were purchased for total proceeds of $88.5 million. Issuance costs were $0.3 million. In connection with the issuance, 1,988,802 shares of Series A Preferred Stock were subsequently converted to shares of Series C Preferred Stock.

(c) Lease Termination

In March 2020, the Company signed a termination agreement for its lease with a related party. The lease termination was effective July 31, 2020. There were no termination penalties.

(d) Sanofi Collaboration Arrangement (unaudited)

On July 7, 2020, the Company entered into a collaboration agreement, or the Sanofi Agreement, with Genzyme Corporation, or Sanofi, to co-develop drug candidates directed to two biological targets. Under the Sanofi Agreement, the Company grants to Sanofi a worldwide exclusive license to develop, manufacture and commercialize certain lead compounds generated during the collaboration directed against IRAK4 and one additional undisclosed target in an undisclosed field of use. Such license is exercisable on a collaboration target-by-collaboration target basis only after a specified milestone. For compounds directed against IRAK4, the field of use includes diagnosis, treatment, cure, mitigation or prevention of any diseases, disorders or conditions, excluding oncology and immuno-oncology.

Pursuant to the Sanofi Agreement, the Company is responsible for discovery and preclinical research and conducting a phase 1 clinical trial for at least one degrader directed against IRAK4 plus up to three backup degraders. With respect to both targets, Sanofi is responsible for development, manufacturing, and commercialization of product candidates after a specified development milestone occurs with respect to each collaboration candidate.

In addition, pursuant to the Sanofi Agreement, Sanofi will grant to the Company an exclusive option, or Opt-In Right, exercisable on a collaboration target-by-collaboration target basis that will include the right to (i) to fund 50% of the United States development costs for collaboration products directed against such target in the applicable field of use and (ii) share equally in the net profits and net losses of commercializing collaboration products directed against such target in the applicable field of use in the United States. In addition, if the Company exercises the Opt-In Right, Sanofi will grant to an exclusive option, applicable to each collaboration target, which upon exercise will allow the Company to conduct certain co-promotion activities in the field in the United States.

The Sanofi Agreement, unless earlier terminated, will expire on a product-by-product basis on the date of expiration of all payment obligations under the Sanofi Agreement with respect to such product. The Company or Sanofi may terminate the agreement upon the other party’s material breach or insolvency or for certain patent challenges. In addition, Sanofi may terminate the agreement for convenience or for a material safety event upon advance prior written notice, and the Company may terminate the agreement with respect to any collaboration candidate if, following Sanofi’s assumption of responsibility for the development, commercialization or manufacturing of collaboration candidates with respect to a particular target, Sanofi ceases to exploit any collaboration candidates directed to such target for a specified period.

In consideration for the exclusive licenses granted to Sanofi under the Sanofi Agreement, Sanofi will pay to the Company an upfront payment of $150 million. In addition to the upfront payment, the Company is eligible to

KYMERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

receive certain development milestone payments of up to $1.48 billion in the aggregate, of which more than $1.0 billion relates to the IRAK4 program, upon the achievement of certain developmental or regulatory events. The Company will be eligible to receive certain commercial milestone payments up to $700 million in the aggregate, of which more than $400 million relates to the IRAK4 program which are payable upon the achievement of certain net sales thresholds. The Company will be eligible to receive tiered royalties for each program on net sales ranging from the high single digits to high teens, subject to low-single digits upward adjustments in certain circumstances.

(e) Subsidiary Merger (unaudited)

In July 2020, Kymera Orion, LLC, a wholly-owned subsidiary of Kymera Therapeutics, Inc. was merged with and into Kymera Therapeutics, Inc., with Kymera Therapeutics, Inc. continuing to exist as the surviving corporation.

(f) Reverse Stock Split

On August 11, 2020, the Board approved a 1-for-1.5949 reverse stock split of the Company’s common stock. The reverse stock split became effective on August 14, 2020. Stockholders entitled to fractional shares as a result of the reverse stock split will receive a cash payment in lieu of receiving fractional shares. All share and per share data shown in the accompanying consolidated financial statements and related notes have been retroactively revised to reflect the reverse stock split. Shares of common stock underlying outstanding stock options and other equity instruments were proportionately reduced and the respective exercise prices, if applicable, were proportionately increased in accordance with the terms of the agreements governing such securities. Shares of common stock reserved for issuance upon the conversion of the Company’s Preferred Stock were proportionately reduced and the respective conversion prices were proportionately increased.

(g) 2020 Stock Option and Incentive Plan (unaudited)

In August 2020, the Company and its stockholders approved the 2020 Stock Option and Incentive Plan (or the “2020 Plan”), which will become effective on the date immediately preceding the date on which the Company’s registration statement is declared effective by the Security Exchange Commission. The 2020 Plan will replace the 2018 Plan (see Note 12) as the Company’s board of directors has determined not to make additional awards under the 2018 Plan following the closing of the Company’s initial public offering. However, the 2018 Plan will continue to govern outstanding equity awards granted thereunder. The 2020 Plan allows the Company to make equity-based and cash-based incentive awards to its officers, employees, directors and consultants. The Company has initially reserved 4,457,370 shares of its common stock for the issuance of awards under the 2020 Plan, which includes the shares of common stock remaining available for issuance under its 2018 Plan as of the business day immediately prior to the effective date of the registration statement. The 2020 Plan provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2021 and each January 1 thereafter, by 4% of the Company’s outstanding number of shares of common stock on the immediately preceding December 31, or such lesser number of shares as determined by the Company’s compensation committee. These limits are subject to adjustment in the event of a stock split, stock dividend or other change in the Company’s capitalization.

(h) 2020 Employee Stock Purchase Plan (unaudited)

In August 2020, the Company and its stockholders approved the 2020 Employee Stock Purchase Plan (or the “2020 ESPP”), which will become effective on the date immediately preceding the date on which the

KYMERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Company’s registration statement is declared effective by the Security Exchange Commission. The 2020 ESPP initially reserves and authorizes the issuance of up to a total of 445,653 shares of common stock to participating employees. The 2020 ESPP provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2021 and each January 1 thereafter through January 1, 2030, by the least of (i) 438,898 shares of common stock, (ii) 1% of the Company’s outstanding number of shares of common stock on the immediately preceding December 31 or (iii) such lesser number of shares of common stock as determined by the administrator of the 2020 ESPP. The number of shares reserved under the 2020 ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in the Company’s capitalization.

KYMERA THERAPEUTICS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share amounts)

(Unaudited)

	December 31, 2019	June 30, 2020	Pro Forma June 30, 2020
Assets
Current assets:
Cash and cash equivalents	$76,015	$60,971	$60,971
Marketable securities (Note 4)	15,942	94,994	94,994
Prepaid expenses and other current assets	888	2,336	2,336

Total current assets	$92,845	$158,301	$158,301
Property and equipment, net (Note 6)	3,794	9,345	9,345
Right-of-use assets, operating leases	18,289	10,940	10,940
Other assets	1,774	2,523	2,523

Total assets	$116,702	$181,109	$181,109

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$3,276	$3,982	$3,982
Accrued expenses (Note 8)	4,568	7,704	7,704
Deferred revenue, short term—due to related party	23,349	27,289	27,289
Operating lease liabilities, current portion	2,696	3,030	3,030
Finance and capital lease liabilities, current portion	681	675	675

Total current liabilities	$34,570	$42,680	$42,680
Non-current liabilities
Deferred revenue, long term—due to related party	29,642	18,987	18,987
Operating lease liabilities, net of current portion	16,651	14,521	14,521
Finance and capital lease liabilities, net of current portion	1,165	878	878

Total liabilities	$82,028	$77,066	$77,066
Commitments and contingencies (Note 9)
Series Seed Convertible Preferred Stock, $0.0001 par value; 3,000,000 shares authorized, issued and outstanding at December 31, 2019 and June 30, 2020 (liquidation preference of $3,000 at December 31, 2019 and June 30, 2020); no shares issued or outstanding, pro forma at June 30, 2020	$5,900	$5,900	$—
Series A Convertible Preferred Stock, $0.0001 par value; 14,886,305 shares authorized and issued at December 31, 2019 and June 30, 2020 and 14,720,126 and 12,842,112 shares outstanding at December 31, 2019 and June 30, 2020, respectively (liquidation preference of $29,440 and $25,684 at December 31, 2019 and June 30, 2020, respectively); no shares issued or outstanding, pro forma at June 30, 2020	29,237	25,509	—
Series B Convertible Preferred Stock, $0.0001 par value; 16,009,848 shares and 16,009,845 authorized at December 31, 2019 and June 30, 2020, respectively and 14,827,580 and 16,009,845 shares issued and outstanding at December 31, 2019 and June 30, 2020, respectively (liquidation preference of $60,200 and $65,000 at December 31, 2019 and June 30, 2020, respectively); no shares issued or outstanding, pro forma at June 30, 2020	59,918	64,718	—
Series B-1 Convertible Preferred Stock, $0.0001 par value; 3,059,695 shares authorized, issued and outstanding at December 31, 2019 and June 30, 2020 (liquidation preference of $20,000 at December 31, 2019 and June 30, 2020); no shares issued or outstanding, pro forma at June 30, 2020	14,025	14,025	—
Series C Convertible Preferred Stock, $0.0001 par value; zero and 15,527,943 shares authorized, issued and outstanding at December 31, 2019 and June 30, 2020, respectively (liquidation preference of $0 and $101,500 at December 31, 2019 and June 30, 2020, respectively); no shares issued or outstanding, pro forma at June 30, 2020	—	101,180	—
Stockholders’ deficit:
Common stock, $0.0001 par value; 45,000,000 and 65,000,000 shares authorized at December 31, 2019 and June 30, 2020, respectively, 2,208,982 and 2,205,404 shares issued at December 31, 2019 and June 30, 2020, respectively, and 1,929,516 and 2,035,956 shares outstanding at December 31, 2019 and June 30, 2020, respectively, and 33,865,673 shares issued and 33,661,482 shares outstanding at June 30, 2020, proforma	—	—	3
Additional paid-in capital	2,044	774	212,103
Accumulated deficit	(76,456)	(108,094)	(108,094)
Accumulated other comprehensive income	6	31	31
Total stockholders’ deficit	(74,406)	(107,289)	104,043

Total liabilities, convertible preferred stock and stockholders’ deficit	$116,702	$181,109	$181,109

The accompanying notes are an integral part of these consolidated financial statements.

KYMERA THERAPEUTICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except for share and per share amounts)

(Unaudited)

	Six months ended June 30,
	2019	2020
Collaboration Revenue—from related party	$151	$6,716

Operating expenses:
Research and development	$14,762	$25,935
General and administrative	3,950	6,220

Total operating expenses	18,712	32,155

Loss from operations	(18,561)	(25,439)
Other income (expense):
Interest Income	260	577
Interest Expense	(12)	(59)

Total other income (expense):	248	518

Net loss	$(18,313)	$(24,921)

Other comprehensive gain:
Unrealized gain on marketable securities	—	25

Total comprehensive loss	$(18,313)	$(24,896)

Reconciliation of net loss to net loss attributable to common stockholders:
Net loss	$(18,313)	$(24,921)
Deemed dividend from exchange of convertible preferred stock	—	(9,050)

Net loss attributable to common stockholders	$(18,313)	$(33,971)

Net loss per share attributable to common stockholders, basic and diluted	$(11.56)	$(17.18)

Weighted average common stocks outstanding, basic and diluted	1,584,774	1,977,720

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(1.13)

Pro forma weighted average common stocks outstanding, basic and diluted (unaudited)		30,195,091

The accompanying notes are an integral part of these consolidated financial statements.

KYMERA THERAPEUTICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except for share amounts)

(Unaudited)

	Series Seed Convertible Preferred Stock		Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series B-1 Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock		Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Consolidated Members’ and Stockholders’ Deficit
	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Balance at December 31, 2018	3,000,000	$5,900	14,498,547	$28,794	9,605,905	$38,735	—	$—	—	$—	1,479,188	$—	774	$(35,210)	$—	$(34,436)
Vesting of Series A Preferred Stock in connection with collaboration arrangement (Note 5)	—	—	110,788	222	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series B-1 Preferred Stock, net of issuance costs of $49	—	—	—	—	—	—	3,059,695	14,024	—	—	—	—	—	—	—	—
Exercise of Stock Options	—	—	—	—	—	—	—	—	—	—	2,051	—	3	—	—	3
Vesting Restricted Stock	—	—	—	—	—	—	—	—	—	—	216,054	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	665	—	—	665
Unrealized gain on marketable securities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net Loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(18,313)	—	(18,313)

Balance at June 30, 2019	3,000,000	$5,900	14,609,335	$29,016	9,605,905	$38,735	3,059,695	$14,024	—	$—	1,697,293	$—	1,442	$(53,523)	$—	$(52,081)

Balance at December 31, 2019	3,000,000	$5,900	14,720,126	$29,237	14,827,580	$59,918	3,059,695	$14,025	—	$—	1,929,516	$—	2,044	$(76,456)	$6	$(74,406)
Vesting of Series A Preferred Stock in connection with collaboration arrangement (Note 5)	—	—	110,788	222	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series B Preferred Stock, net of issuance costs of $0	—	—	—	—	1,182,265	4,800	—	—	—	—	—	—	—	—	—	—

KYMERA THERAPEUTICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (continued)

(In thousands, except for share amounts)

(Unaudited)

	Series Seed Convertible Preferred Stock		Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series B-1 Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock		Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Consolidated Members’ and Stockholders’ Deficit
	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Issuance of Series C Preferred Stock, net of issuance costs of $320	—	—	—	—	—	—	—	—	13,539,141	88,180	—	—	—	—	—	—
Exchange of Series A Convertible Preferred Stock for Series C Preferred Convertible Preferred Stock	—	—	(1,988,802)	(3,950)	—	—	—	—	1,988,802	13,000	—	—	(2,333)	(6,717)	—	(9,050)
Exercise of Stock Options	—	—	—	—	—	—	—	—	—	—	16,106	—	28	—	—	28
Vesting Restricted Stock	—	—	—	—	—	—	—	—	—	—	90,334	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	1,035	—	—	1,035
Unrealized gain on marketable securities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	25	25
Net Loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(24,921)	—	(24,921)

Balance at June 30, 2020	3,000,000	$5,900	12,842,112	$25,509	16,009,845	$64,718	3,059,695	$14,025	15,527,943	$101,180	2,035,956	$—	774	$(108,094)	$31	$(107,289)
Conversion of convertible preferred stock into common stock	(3,000,000)	(5,900)	(12,842,112)	(25,509)	(16,009,845)	(64,718)	(3,059,695)	(14,025)	(15,527,943)	(101,180)	31,625,534	3	211,329	—	—	211,332

Pro forma balance at June 30, 2020	—	$—	—	$—	—	$—	—	$—	—	$—	33,661,490	$3	$212,103	$(108,094)	$31	$104,043

The accompanying notes are an integral part of these consolidated financial statements

KYMERA THERAPEUTICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six months ended June 30,
	2019	2020
Operating activities
Net loss	$(18,313)	$(24,921)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	665	1,035
Depreciation and amortization	306	776
Non-cash research and development expense	222	222
Changes in operating assets and liabilities:
Prepaid expenses and other assets	166	(2,182)
Accounts payable	1,258	(372)
Accrued expenses and other current liabilities	1,103	3,136
Deferred revenue—due to related parties	55,774	(6,716)
Operating lease right-of-use assets	305	7,349
Operating lease liabilities	(299)	(1,796)
Other non-current liabilities	(7)	—

Net cash used in operating activities	$41,180	$(23,469)

Investing activities
Purchase of property and equipment, net	(122)	(5,250)
Purchase of marketable securities	—	(110,527)
Maturities of marketable securities	—	31,500

Net cash used in investing activities	$(122)	$(84,277)

Financing activities
Proceeds from the issuance of Series B Convertible Preferred Stock, net of issuance costs	—	4,800
Proceeds from the issuance of Series B-1 Convertible Preferred Stock, net of issuance costs	14,024	—
Proceeds from the issuance of Series C Convertible Preferred Stock, net of issuance costs	—	88,181
Proceeds from stock option exercises	3	29
Payments on financing leases	(168)	(293)

Net cash provided by financing activities	$13,859	$92,717

Net increase in cash, cash equivalents and restricted cash	54,917	(15,029)
Cash, cash equivalents and restricted cash at beginning of period	41,459	77,789

Cash, cash equivalents and restricted cash at end of period	$96,376	$62,760

Supplemental disclosure of cash flow activities
Cash paid for interest	$12	$65
Supplemental disclosure of noncash investing activities
Property and equipment purchases included in accounts payable and accrued expenses	$—	$1,076
Supplemental disclosure of noncash operating activities
Right-of-use assets obtained in exchange for operating lease liabilities	$201	$—
Tenant improvement receivable included in other assets	$—	$833
Reduction of right-of-use asset and liability due to lease modification	$—	$2,161

The following table provides a reconciliation of the cash, cash equivalents, and restricted cash balances as of each of the periods shown above:

	June 30,
	2019	2020
Cash and cash equivalents	$96,165	$60,971
Restricted cash	211	1,789

Total cash, cash equivalents, and restricted cash	$96,376	$62,760

The accompanying notes are an integral part of these consolidated financial statements.

KYMERA THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of Business

Kymera Therapeutics, Inc., together with its subsidiaries, Kymera Orion LLC and Kymera Securities Corporation, is referred to on a consolidated basis as the “Company”. The Company is a biopharmaceutical company focused on discovering and developing small molecule therapeutics that selectively degrade disease-causing proteins by harnessing the body’s own natural cellular process, a method known as targeted protein degradation. The Company has devoted its efforts principally to research and development since formation. The Company has not yet completed product development, filed for or obtained regulatory approvals for any products, nor verified the market acceptance and demand for such products. As a result, the Company is subject to a number of risks common to emerging companies in the biotech industry. Principal among these risks are the uncertainties of the product discovery and development process, dependence on key individuals, development of the same or similar technological innovations by the Company’s competitors, protection of proprietary technology, compliance with government regulations and approval requirements, the Company’s ability to access capital and uncertainty of market acceptance of products.

The Company has historical net losses and anticipates that it will continue to incur losses for the foreseeable future and had an accumulated deficit of $108.1 million as of June 30, 2020. The Company has funded these losses principally through issuance of convertible notes, the sale of common and convertible preferred stock and from cash proceeds received in connection with the Company’s collaboration with Vertex Pharmaceuticals Incorporated (“Vertex”) (see Note 5). The Company expects to continue to incur operating losses and negative cash outflows until such time as it generates a level of revenue that is sufficient to support its cost structure.

As of June 30, 2020, the Company had cash, cash equivalents and marketable securities of $156.0 million. The Company believes these cash, cash equivalents and marketable securities together with the additional $150.0 million upfront payment the Company expects to receive in August 2020 from the collaboration arrangement with Genzyme Corporation (“Sanofi”) (see Note 16) will be sufficient to fund its operations and capital expenditure requirements through at least twelve months from the issuance of these consolidated financial statements.

The Company expects to finance the future research and development costs of its product portfolio with its existing cash, cash equivalents and marketable securities, or through strategic financing opportunities that could include, but are not limited to an initial public offering (“IPO”) of its common stock, future offerings of its equity, collaboration agreements, or the incurrence of debt. However, there is no guarantee that any of these strategic or financing opportunities will be executed or realized on favorable terms, if at all, and some could be dilutive to existing stockholders. If the Company fails to obtain additional future capital, it may be unable to complete its planned preclinical studies and clinical trials.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

2. Summary of Significant Accounting Policies

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note, and elsewhere in the accompanying consolidated financial statements and notes.

KYMERA THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries Kymera Orion LLC and Kymera Securities Corporation. All intercompany transactions and balances have been eliminated in consolidation. The Company’s significant accounting policies are disclosed in the audited consolidated financial statements included elsewhere in this prospectus. Since the date of such audited consolidated financial statements, there have been no changes to the Company’s significant accounting policies except as noted below.

Unaudited Interim Condensed Consolidated Financial Statements

The accompanying condensed consolidated balance sheet as of June 30, 2020 and the condensed consolidated statements of operations and comprehensive loss, condensed consolidated statements of convertible preferred stock and stockholders’ deficit and condensed consolidated statements of cash flows for the six months ended June 30, 2019 and 2020 are unaudited. The financial data and other information contained in the notes thereto as of and for the six months ended June 30, 2019 and 2020 are also unaudited. The condensed consolidated balance sheet data as of December 31, 2019 was derived from the Company’s audited consolidated financial statements included elsewhere in this prospectus.

The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements as of and for the year ended December 31, 2019, and, in the opinion of management, reflect all adjustments necessary, all of which were normal and recurring, for the fair statement of the Company’s financial position as of June 30, 2020, and the results of operations and cash flows for the six months ended June 30, 2019 and 2020. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2019, and the notes thereto, included elsewhere in this prospectus.

Unaudited Pro Forma Financial Information

Upon closing of a qualified public offering (as defined in the Company’s Amended and Restated Certificate of Incorporation, the “Amended Certificate of Incorporation”), all vested and outstanding shares of preferred stock shall automatically be converted into shares of common stock. The accompanying pro forma condensed consolidated balance sheet and condensed consolidated statements convertible preferred and stockholders’ deficit as of June 30, 2020 have been prepared as if the proposed public offering had occurred on June 30, 2020 to give effect to the automatic conversion of all vested and outstanding shares of preferred stock into shares of common stock.

The unaudited pro forma basic and diluted net loss per share in the accompanying condensed consolidated statements of operations and comprehensive loss for the six months ended June 30, 2020 have been computed to give effect to the automatic conversion of all vested and outstanding shares of preferred stock into shares of Common Stock. The unaudited pro forma basic and diluted net loss per share for the six months ended June 30, 2020 was computed using the weighted-average number of shares of common stock outstanding during the period, including the pro forma effect of the conversion of all vested and outstanding shares of preferred stock into shares of common stock, as if the Company’s proposed public offering had occurred on the later of January 1, 2019 or the date the equity instrument was issued or vested, as applicable. The unaudited pro forma net income per share does not include the shares expected to be sold or related proceeds to be received in the proposed public offering (see Note 15).

A one-to-0.627 conversion ratio was used for the preferred stock in the unaudited pro forma information.

KYMERA THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Cash and Cash Equivalents

Cash equivalents are highly liquid investments that are readily convertible into cash with original maturities of three months or less when purchased. These assets include investments in money market funds that invest in U.S. Treasury obligations. The Company maintains its bank accounts at major financial institutions.

Restricted Cash

Restricted cash represents the cash held to secure letters of credit associated with the Company’s facility leases.

Common and Preferred Stock Valuation

The Company utilizes significant estimates and assumptions in determining the fair value of its equity and equity-based awards. The Company utilized various valuation methodologies in accordance with the framework of the 2013 American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the fair value of its equity awards.

The Company used a hybrid of the probability-weighted expected returns method (“PWERM”), and the option pricing method (“OPM”) when allocating enterprise value to classes of securities.

Under the probability-weighted expected return method, or PWERM, the value of an enterprise, and its underlying common securities, are estimated based on an analysis of future values for the enterprise, assuming various outcomes. The value of the common securities is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes and the rights of each class of equity. The future values of the common securities under the various outcomes are discounted back to the valuation date at an appropriate risk-adjusted discount rate and then probability weighted to determine the value for the common securities.

The option pricing method, or OPM, treats common securities and preferred securities as call options on the enterprise’s equity value, with exercise prices based on the liquidation preferences of the preferred securities. Under this method, the common securities have value only if the funds available for distribution to shareholders exceed the value of the liquidation preferences at the time of a liquidity event. The Black-Scholes model is used to price the call option, and the model includes assumptions for the time to liquidity and the volatility of equity value.

The hybrid method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios but using the OPM to estimate the allocation of value within one or more of those scenarios.

Valuations performed in the year ended December 31, 2019 and the six months ended June 30, 2020, used a hybrid of the PWERM and OPM when allocating the Company’s enterprise value to classes of securities.

When using the hybrid method, the Company assumed two scenarios: an IPO scenario and a trade-sale scenario. The IPO scenario estimated an equity value based on the guideline public company method under a market approach. The guideline public companies considered for this scenario consist of biopharmaceutical companies with recently completed initial public offerings. The Company converted its estimated future value in an IPO to present value using a risk-adjusted discount rate. The equity value for the trade-sale scenario was

KYMERA THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

estimated using the price of a recently issued preferred security, as well as a milestone-based tranche closing. The Company utilized an option pricing model to quantify or attribute value to these economic rights of convertible preferred stock vs. the common stock (e.g. liquidation preferences, dividend provisions, participation rights after liquidation preferences.)

In the OPM, volatility is estimated based on the trading histories of selected guideline public companies. The relative probability of each scenario was determined based on an assessment of then-current market conditions and the Company’s expectations as to timing and prospects of an IPO.

Each valuation methodology includes estimates and assumptions that require significant judgment. These estimates and assumptions include a number of objective and subjective factors, including the prices at which shares were traded between holders of the Company, external market conditions, the prices at which the Company sold convertible preferred shares, the superior rights and preferences of securities senior to common shares at the time, and the likelihood of achieving a voluntary or involuntary liquidity event.

Significant changes to the key assumptions used in the valuations could result in different fair values of common shares at each valuation date, as applicable.

Comprehensive Loss

Comprehensive loss includes net loss as well as unrealized gains on marketable securities and other changes in stockholders’ equity (deficit) that result from transactions and economic events other than those with stockholders.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The new standard will align the requirements for capitalizing implementation costs for hosting arrangements (services) with costs for internal-use software (assets). As a result, certain implementation costs incurred in hosting arrangements will be deferred and amortized. The Company adopted as of January 1, 2020 and it did not have a significant impact on its financial position or results of operation.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The new standard will be effective beginning January 1, 2020. The Company adopted as of January 1, 2020 and it did not have a significant impact on its financial position or results of operation.

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments. This update provides clarifications for three topics related to financial instruments accounting, some of which apply to the Company. The Company adopted as of January 1, 2020 and it did not have a significant impact on its financial position or results of operation.

Recently Issued Accounting Standards Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Statements. The new standard requires that expected credit losses

KYMERA THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

relating to financial assets measured on an amortized cost basis and available-for-sale debt securities be recorded through an allowance for credit losses. It also limits the amount of credit losses to be recognized for available-for-sale debt securities to the amount by which carrying value exceeds fair value and also requires the reversal of previously recognized credit losses if fair value increases. As an emerging growth company, the Company expects to delay adoption until January 1, 2021 and is evaluating the impact that the adoption of ASU 2016-13 will have on its consolidated financial statements.

3. Fair Value Measurements

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value hierarchy utilized to determine such fair values as of December 31, 2019 and June 30, 2020 (in thousands):

	Fair Value Measurements at December 31, 2019:
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities (Note 4):	$15,942	$—	$—	$15,942
Restricted cash	1,774	—	—	1,774

Total	$17,716	$—	$—	$17,716

	Fair Value Measurements at June 30, 2020:
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities (Note 4):	$94,994	$—	$—	$94,994
Restricted cash	1,789	—	—	1,789

Total	$96,783	$—	$—	$96,783

During the year ended December 31, 2019 and the six months ended June 30, 2020, there were no transfers between Level 1, Level 2 and Level 3.

4. Marketable securities

The following table summarizes the available-for-sale debt securities held at December 31, 2019 and June 30, 2020 (in thousands):

Description	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2019
U.S. treasury securities	$15,936	$6	$—	$15,942

Total	$15,936	$6	$—	$15,942

Description	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
June 30, 2020
U.S. treasury securities	$94,963	$31	$—	$94,994

Total	$94,963	$31	$—	$94,994

KYMERA THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

As of December 31, 2019 and June 30, 2020, all of the Company’s marketable securities had remaining contractual maturity dates of less than one year from the consolidated balance sheet date. There were no sales of marketable securities during the year ended December 31, 2019 or the six months ended June 30, 2020.

5. Collaborations

Vertex Agreement

On May 9, 2019 (the “Effective Date”), the Company entered into a collaboration agreement (the “Vertex Agreement”) with Vertex to advance small molecule protein degraders against up to six targets. Under the Vertex Agreement, Vertex has the exclusive option to license the rights to the product candidates developed for the designated targets at which point Vertex will control development and commercialization. Pursuant to the Vertex Agreement, the Company is only responsible for discovery and preclinical research on the targets, and Vertex is responsible for development, manufacturing, and commercialization of the product candidates after it exercises its option to license. The initial research term of the collaboration is four (4) years, extendable for an additional one (1) year period upon mutual agreement by the parties and payment by Vertex of certain per-target fees.

Vertex provided the Company with a non-refundable upfront payment of $50.0 million and purchased 3,059,695 shares of the Company’s Series B-1 Convertible Preferred Stock (“Series B-1”) at $6.54 a share, pursuant to a separate, but simultaneously executed Share Purchase Agreement. The shares were purchased at a premium of $5.9 million, which was included in the transaction price and will be recognized as revenue over the period of performance. As a result of this purchase, Vertex is considered a related party.

The Company is eligible to receive up to $170.0 million in payments per target, including development, regulatory and commercial milestones as well as option exercise payments. In addition, Vertex is obligated to pay the Company tiered royalties on future net sales on any products that may result from the Vertex Agreement. None of the payments under the Vertex Agreement are refundable. The Company may also perform follow-on research for an optioned target upon Vertex’s request and at Vertex’s expense.

The term of the Vertex Agreement begins on the Effective Date and expires upon the expiration of all payment obligations from Vertex to Company under the Vertex Agreement or, if Vertex does not exercise any of its options, the lapse of all Vertex’s option rights under the Vertex Agreement. Vertex also has the ability to terminate for convenience with prior written notice to the Company, and either party may terminate for an uncured material breach.

Accounting Treatment

The Company analyzed the joint research activities required under the Vertex Agreement and concluded that the arrangement was indicative of a vendor-customer relationship and would be accounted for under ASC 606.

The Company assessed this arrangement in accordance with ASC 606 and concluded that the contract counterparty, Vertex, is a customer. The Company identified the following material promises under the arrangement: (1) the non-exclusive, royalty-free research license; and (2) the research and development services to be performed on up to six targets; and (3) the option to license each of the targets for development, manufacturing, and commercialization efforts. The research and development services were determined not to be distinct from the research and development license and have been combined into a single performance obligation.

KYMERA THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Company determined that the option to license the targets in the future was not priced at a discount, and that the option exercise fee for each target is at or above the standalone selling price for research at this stage of development; as such, the options and the underlying licenses are excluded from the performance obligation and the option exercise fees are excluded from the transaction price until the underlying option is exercised.

As part of its evaluation of constraining the research and development milestones, the Company considered numerous factors, including the fact that the achievement of the research and development milestones are contingent upon the results of the underlying research and development activities and are thus outside of the control of the Company.

At the commencement of the arrangement, two units of accounting were identified, the issuance of 3,059,695 shares of the Company’s Series B-1 and the research activities the Company will perform over the Research Term. The Company determined the total transaction price to be $55.9 million, which consists of $5.9 million attributed to the premium from the Series B-1 shares sold to Vertex and the $50.0 million upfront payment. To determine the fair value of the Series B-1 issued to Vertex, the Company performed a valuation of the shares of the Company’s common and preferred stock, which took into consideration recent financings, and the Company’s recent development and future exit strategies, as well as a discount for lack of marketability.

The Company recognizes revenue associated with the performance obligation as the research and development services are provided using an input method, according to the costs incurred as related to the research and development activities on each program and the costs expected to be incurred in the future to satisfy the performance obligation. The transfer of control occurs over this time period and, in management’s judgment, is the best measure of progress towards satisfying the performance obligation. The amounts received that have not yet been recognized as revenue are deferred as a contract liability on the Company’s consolidated balance sheet and will be recognized over the remaining research and development period until the performance obligation is satisfied. The performance obligation has not been fully satisfied as of June 30, 2020. In the six months ended June 30, 2019 and 2020, the Company recognized $0.2 and $6.7 million, respectively, in revenue under the Vertex Agreement. All $6.7 million revenue recognized in the six months ended June 30, 2020 was recognized from amounts that were recorded in deferred revenue as of December 31, 2019. The aggregate amount of the transaction price allocated to the Company’s unsatisfied performance obligation and recorded in deferred revenue at December 31, 2019 and June 30, 2020 is $53.0 million and $46.3 million, respectively. The Company will recognize the deferred revenue related to the research and development services based on a cost input method, over the remaining research term maximum of 2.9 years as of June 30, 2020.

Any consideration related to sales milestone payments (including royalties) will be recognized when the related milestone events or sales occur and therefore are recognized at the later of when the related sales occur or the relevant performance obligation is satisfied.

Compound Collaboration

In October 2017, the Company entered into a collaboration agreement (the “Collaboration”) with a pharmaceutical company to jointly identify, research and conduct preclinical development of collaboration compounds against specified collaboration targets to identify drug candidates. Under the terms of the Collaboration, both parties provided one another with a non-exclusive, royalty-free, sub-licensable research and development license to each party’s intellectual property to develop five agreed-upon collaboration targets, as well as an exclusive, royalty-bearing development and commercialization license to sell any licensed products that stem from such research. The parties also have the ability to nominate additional collaboration targets if agreed-upon, as long as there are no more than five targets at any given time.

KYMERA THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

In exchange for the non-exclusive license rights, the Company provided the pharmaceutical company with an equity grant and is required to make tiered royalty payments based on net sales of all products licensed under the agreement in the low single-digit percentages. In conjunction with the Collaboration, the Company initially issued 886,305 Series A Preferred Units (“Series A Preferred Units”) to the pharmaceutical company. On November 1, 2018, these Series A Preferred Units were exchanged on a one-for-one basis for shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”). These shares vest in equal installments over three years. The Company is recording expense over the remaining vesting period based on the fair value of the shares under the Collaboration. The Company recorded $0.2 million and $0.2 million to research and development expense related to the vesting of 110,788 and 110,788 of shares of Series A Preferred Stock for the six months ended June 30, 2019 and 2020, respectively.

The royalty payments are contingent and as such are not being recorded until incurred. The Company determined that the license is representative of an in-process research and development asset, with no future alternative use. As such, the Company records the expense related to the vesting of shares of Series A Preferred Stock as research and development expense in the Company’s consolidated statements of operations and comprehensive loss.

The Collaboration can be terminated by either party for convenience with 60-days written notice and may also be terminated in the event of a material breach.

6. Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31, 2019	June 30, 2020
Lab and office equipment under capital lease and financing right-of-use asset	$2,751	$2,751
Lab equipment	919	971
Computer equipment	71	71
Furniture & fixtures	104	104
Leasehold improvements	545	545
Assets not yet in service	453	6,727

Total property and equipment	4,843	11,169
Less accumulated depreciation	(1,049)	(1,824)

Property and equipment, net	$3,794	$9,345

Depreciation expense for the six months ended June 30, 2019 and 2020 was $0.3 million and $0.8 million, respectively.

Included in property and equipment is lab and office equipment right-of-use assets under financing leases with a cost basis as of December 31, 2019 and June 30, 2020 of $2.8 million and accumulated amortization expense of $0.5 million and $0.9 million, respectively.

Amortization expense related to right-of-use assets during the six months ended June 30, 2019 and 2020 was $0.2 million and $0.4 million, respectively, and is included in depreciation expense.

KYMERA THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

7. Leases

In February 2018, the Company entered into a noncancelable facility lease agreement (“Lease”) for 9,836 square feet of research and development and office space in Cambridge, Massachusetts. The term of the lease is 60 months and expires on April 30, 2023. The Lease has an option to be extended for an additional three-year term. The lease is not reasonably certain to be extended and such additional term is not included in the measurement of the lease. In accordance with the lease agreement, the Company is required to maintain a security deposit and provided a letter of credit to the landlord for $0.2 million, which is recorded in other assets as of December 31, 2019 and prepaid expenses and other current assets as of June 30, 2020. In March 2020, the Company signed a termination agreement for this lease which was determined to be a lease modification that resulted in a reduction of the right-of-use asset and liability of $2.2 million. The lease termination is effective July 31, 2020. There were no termination penalties.

In April 2019, the Company entered into a facility sublease agreement (“Sublease”) for 1,471 square feet of office space in Cambridge, Massachusetts. The term of the lease began on June 24, 2019 and expires on December 31, 2020. The Sublease has an option to be extended for an additional six-month term. In accordance with the Sublease agreement, the Company is required to maintain a security deposit and to provide a letter of credit to the landlord for an immaterial amount. The Sublease requires the Company to share in prorated operating expenses and property taxes based upon actual amounts incurred; those amounts are considered variable lease costs and, therefore, are not included in the measurement of the lease and are instead recognized to expense as incurred.

In October 2019, the Company entered into a noncancelable facility lease agreement (“New Lease”) for 34,522 square feet of research and development and office space in Watertown, Massachusetts. The term of the New Lease is 120 months and expires on March 31, 2030. The New Lease has an option to be extended for an additional five years. The lease is not reasonably certain to be extended and as such the additional term is not included in the measurement of the lease. The New Lease includes a rent escalation clause, and rent expense is being recorded on a straight-line basis. The Company will receive a tenant incentive allowance of $5.5 million in 2020 as the tenant improvements are completed and submitted for reimbursement. In accordance with the lease agreement, the Company is required to maintain a security deposit and provided a letter of credit to the landlord for $1.6 million, which is recorded in other assets as of June 30, 2020.

The company has received $3.9 million of cash reimbursements from the landlord through June 30, 2020. The tenant improvement receivable in other assets is $0.8 million at June 30, 2020.

The Company’s financing lease obligations consist of certain property and equipment financed through capital leases.

The components of the lease costs for the six months ended June 30, 2019 and 2020 were as follows (in thousands):

	June 30, 2019	June 30, 2020
Operating lease costs	$435	$1,562
Financing lease costs:
Amortization of right-to-use assets, financing leases	159	356
Interest expense for financing lease liabilities	12	65
Variable lease costs	180	201

Total lease costs	$786	$2,184

KYMERA THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Supplemental cash flow information relating to the Company’s leases for the six months ended June 30, 2019 and 2020 was as follows (in thousands):

	June 30, 2019	June 30, 2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in (provided by) operating leases	$429	$(3,905)
Operating cash flows used in finance leases	$12	$65
Financing cash flows used in finance leases	$168	$309

Weighted average remaining lease terms and discount rates as of December 31, 2019 and June 30, 2020 were as follows:

	December 31, 2019	June 30, 2020
Remaining lease term:
Operating lease	9.3 years	9.8 years
Financing lease	3.7 years	3.3 years
Discount Rate:
Operating lease	10.3%	10.5%
Financing lease	7.8%	7.9%

The undiscounted future lease payments for operating and finance leases as of June 30, 2020, were as follows (in thousands):

Fiscal Year	Operating Leases	Financing Leases
2020 (excluding the six months ended June 30, 2020)	$1,737	$349
2021	2,691	698
2022	2,581	445
2023	2,659	235
2024	2,732	—
Thereafter	15,739	—

Total minimum lease payments	28,139	1,727
Less amounts representing interest or imputed interest	(10,588)	(174)

Present value of lease liabilities	$17,551	$1,553

8. Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31, 2019	June 30, 2020
Research and development expenses	$2,617	$3,810
Payroll and payroll-related	1,256	1,283
Professional fees	606	2,529
Other	89	82

Accrued expenses	$4,568	$7,704

KYMERA THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9. Other Commitments and Contingencies

Legal Proceedings

In the ordinary course of business, the Company may be subject to legal proceedings, claims and litigation as the Company operates in an industry susceptible to patent legal claims. The Company accounts for estimated losses with respect to legal proceedings and claims when such losses are probable and estimable. Legal costs associated with these matters are expensed when incurred. The Company is not currently a party to any legal proceedings.

Indemnification Arrangements

As permitted under Delaware law, the Company has agreements whereby it indemnifies its investors, employees, officers, and directors (collectively, the “Indemnified Parties”) for certain events or occurrences while the Indemnified Parties are, or were serving, at its request in such capacity. The term of the indemnification period is for the Indemnified Parties’ lifetime. The Company believes the estimated fair value of these indemnification agreements is minimal. The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally the Company’s business partners or customers, in connection with any U.S. patent or any copyright or other intellectual property infringement claim by any third party with respect to the Company’s products. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company is not aware of any claims under indemnification arrangements, and it has not accrued any liabilities related to such obligations as of December 31, 2019 or June 30, 2020.

10. Convertible Preferred Stock

As of June 30, 2020, the Company’s Articles of Association (the “Articles”), as further amended and restated (the “2018 Amended Articles”), authorized a total of 52,483,788 convertible preferred stocks with a par value of $0.0001 per share, of which 3,000,000 shares have been designated as Series Seed Preferred Stock, 14,886,305 shares have been designated as Series A Preferred Stock, 16,009,845 shares have been designated as Series B Preferred Stock, 3,059,695 shares have been designated as Series B-1 Preferred Stock and 15,527,943 shares have been designated as Series C Preferred Stock. The Series A, Series B, Series B-1 and Series C convertible preferred stocks will be collectively referred to as the Convertible Preferred Stock.

In January 2020, the Company issued 1,182,265 shares of Series B Preferred Stock at $4.06 per share to complete the second closing of the Series B Preferred Stock issuance for total proceeds of $4.8 million. The issuance costs related to the second tranche was insignificant.

In March 2020, the Company executed a Series C Preferred Stock Purchase Agreement (the “Series C SPA”) to issue 13,539,141 shares of Series C Preferred Stock at a purchase price of $6.5366 per share for a total consideration of $88.2 million, net of issuance costs of $0.3 million. In conjunction with the Series C SPA, the Company exchanged 1,988,802 shares of Series A Preferred Stock for an equal number of shares of Series C Preferred Stock related to a transaction amongst investors. This resulted in a total issuance of 15,527,943 shares of Series C Preferred Stock. The fair value of the shares of Series C Preferred Stock issued exceeded the carrying value of the shares of Series A Preferred Stock exchanged by $9.1 million, which was recognized as a deemed dividend through a reduction of $2.3 million to additional paid-in capital and an increase of $6.7 million to the accumulated deficit. The $9.1 million deemed dividend increased the net loss for the six months ended June 30, 2020 to arrive at net loss attributable to common stockholders in the calculation of earnings per share.

KYMERA THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

As of December 31, 2019 and June 30, 2020, convertible preferred stock consisted of the following (in thousands, except share data):

December 31, 2019	Preferred authorized	Preferred shares issued and outstanding	Carrying Value	Liquidation Preference	Common Stock issuable upon conversion (Per Share)
Series Seed Convertible	3,000,000	3,000,000	$5,900	$3,000	1,880,995
Series A Convertible	14,886,305	14,720,126	29,237	29,440	9,229,490
Series B Convertible	16,009,848	14,827,580	59,918	60,200	9,296,871
Series B-1 Convertible	3,059,695	3,059,695	14,025	20,000	1,918,424

Total	36,955,848	35,607,401	$109,080	$112,640	22,325,780

June 30, 2020	Preferred authorized	Preferred shares issued and outstanding	Carrying Value	Liquidation Preference	Common Stock issuable upon conversion (Per Share)
Series Seed Convertible	3,000,000	3,000,000	$5,900	$3,000	1,880,995
Series A Convertible	14,886,305	12,842,112	25,509	25,684	8,051,978
Series B Convertible	16,009,845	16,009,845	64,718	65,000	10,038,149
Series B-1 Convertible	3,059,695	3,059,695	14,025	20,000	1,918,424
Series C Convertible	15,527,943	15,527,943	101,180	101,500	9,735,988

Total	52,483,788	50,439,595	$211,332	$215,184	31,625,534

The rights, preferences, and privileges of convertible preferred stock were as follows as of June 30, 2020:

Voting Rights

The preferred stockholders are entitled to cast the number of votes equal to the number of common shares into which each preferred share is convertible as of the record date for determining stockholders entitled to vote on such matter. Preferred stockholders and common stockholders vote together as a single class.

Dividends

Dividends are only paid when and if declared by the Board of Directors. The holders of Series C, Series B-1, Series B, Series A and Series Seed Preferred Stocks are not entitled to receive dividends as of June 30, 2020.

Conversion

Each share of convertible preferred stock shall be convertible at the option of the holder, at any time, into such number of fully paid and nonassessable shares of common stock as is determined by dividing the original issue price of the series of convertible preferred stock by the conversion price in effect at the time of conversion for such shares of convertible preferred stock (initially $1.00, $2.00, $4.06, $6.5366 and $6.5366, and as adjusted $1.5949, $3.1898, $6.4753, $10.4252 and $10.4252, for the Series Seed Preferred Stock, Series A Preferred Stock, Series B Preferred Stock and Series B-1 Preferred Stock and Series C Preferred Stock, respectively). As

KYMERA THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

such, the shares of preferred stock effectively convert on a one-for-one basis. The convertible preferred stock conversion prices shall be adjusted when there is a deemed issuance of additional preferred shares issued at a price lower than the convertible preferred stock original issue prices or issuance of an instrument with rights that could dilute the interest of convertible preferred stockholders. In addition, convertible preferred stock will be automatically converted into common stock at the applicable conversion ratio then in effect for each series of convertible preferred stock upon the earlier of (i) the closing of a firm commitment underwritten public offering of its common stock with gross proceeds to the Company of at least $50.0 million and at a price per share of not less than $12.95, as adjusted for the reverse stock split (see Note 16), subject to appropriate adjustment in the event of any share split, share dividend, combination or other similar recapitalization; or (ii) a date specified vote or written consent of the holders of a majority of convertible preferred stock, voting together as a single class on an as-if-converted to ordinary shares basis.

Liquidating Distributions

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, including a merger or sale of the Company (“Deemed Liquidation Event”), the amount to be paid for each class of stock is equal to the original price of the issuance, plus any declared but unpaid dividends. At June 30, 2020, the liquidation priority is as follows: the holders of Series C have first preference, Series B and B-1 Preferred Stock have second preference, the holders of Series Seed and Series A Preferred Stock have third preference on a pari passu basis and the remaining assets of the Company available for distribution to its stockholders shall be distributed among holders of shares of convertible preferred stock and common stock, pro rata based on the number of shares held by each such holder as if they have been converted to common stock immediately prior to such deemed liquidation event.

11. Common Stock

As of December 31, 2019 and June 30, 2020, the Company has reserved the following shares of common stock for potential conversion of outstanding convertible preferred stock, the vesting of restricted stock and exercise of stock options:

	December 31, 2019	June 30, 2020
Shares reserved for conversion of outstanding Series Seed Preferred Stock	1,880,995	1,880,995
Shares reserved for conversion of outstanding Series A Preferred Stock	9,229,490	8,051,978
Shares reserved for conversion of outstanding Series B Preferred Stock	9,296,871	10,038,149
Shares reserved for conversion of outstanding Series B-1 Preferred Stock	1,918,424	1,918,424
Shares reserved for conversion of outstanding Series C Preferred Stock	—	9,735,988
Shares reserved for unvested restricted stock	232,434	157,692
Shares reserved for options to purchase common stock under the 2018 Stock Option and Grant Plan	2,945,298	4,343,062

Total	25,503,512	36,126,288

12. Equity-Based Compensation

2018 Stock Option and Grant Plan

In November 2018, the Company adopted, and its stockholders approved, the 2018 Stock Option and Grant Plan (the “2018 Plan”), which provides for the granting of stock options and other equity-based awards at the

KYMERA THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

discretion of the Board of Directors or any subcommittee of the Board of Directors to its employees, officers, directors, and independent contractors. As of June 30, 2020, there were 6,050,399 shares reserved by the Company to grant under the 2018 Plan and an aggregate of 806,884 shares remained available for future grants.

The 2018 Plan is administered by the Board of Directors. The exercise prices, vesting, and other restrictions are determined at the discretion of the Board of Directors, except that the exercise price per share of stock options may not be less than 100% of the fair market value of the common stock on the date of grant. Stock options awarded under the 2018 Plan expire ten years after the grant date, unless the Board of Directors sets a shorter term. Vesting periods for awards under the plans are determined at the discretion of the Board of Directors. Incentive stock options and shares of restricted stock granted to employees, officers, members of the Board of Directors, advisors, and consultants of the Company typically vest over four years. Non-statutory options and shares of restricted stock granted to employees, officers, members of the Board of Directors, advisors, and consultants of the Company typically vest over four years.

Stock Options

A summary of stock option activity under the 2018 Stock Option and Grant Plan during the six months ended June 30, 2020 is as follows (in thousands except share and per share data):

	Number of Options Outstanding	Weighted Average Strike Price per Option	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2019	2,945,297	$2.03	8.93	$7,798

Granted	1,551,200	4.71		762
Exercised	(16,106)	1.81		57
Forfeited	(137,329)	2.34		408
Expired	—	—		—

Outstanding at June 30, 2020	4,343,062	$2.98	9.35	$10,226

Exercisable at June 30, 2020	616,245	$2.27	8.99	$1,882
Nonvested at June 30, 2020	3,726,817	$3.09	9.41	$8,344

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the Company’s common stock. The weighted-average fair value of options granted during the six months ended June 30, 2019 and 2020 was $1.69 and $3.62, respectively.

As of June 30, 2020, the total unrecognized stock-based compensation expense for unvested stock options was $7.6 million, which is expected to be recognized over 3.2 years. The total fair value of stock options vested during the six months ended June 30, 2019 and 2020 was $0.4 million and $0.8 million, respectively.

During the six months ended June 30, 2019 and 2020, the Company recorded stock-based compensation expense for stock options of $0.3 million and $1.0 million, respectively, of which $0.2 million and $0.6 million was included in research and development expense and $0.2 million and $0.4 million was included in general and administrative expense, respectively. Included within the general and administrative stock-based compensation expense for the six months ended June 30, 2019 was less than $0.1 million from a modification of an employee’s awards.

KYMERA THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

The weighted-average assumptions that the Company used in Black-Scholes option pricing model to determine the grant date fair value of stock options granted to employees and non-employees for the six months ended June 30, 2019 and 2020 were as follows:

	Six months ended June 30,
	2019	2020
Expected term (in years)	6.10	6.22
Volatility	72%	78%
Risk-free interest rate	2.15%	0.65%
Dividend yield	0.00%	0.00%

Restricted Common Stock

The Company has granted shares of restricted common stock with service-based and performance-based vesting conditions. A summary of restricted stock activity under the 2018 Plan during the six months ended June 30, 2020 is as follows:

	Number of Units Outstanding	Grant Date Fair Value per Share
Unvested at December 31, 2019	232,434	$1.60

Granted	—	—
Vested	(55,053)	$1.60
Forfeited	(19,689)	$1.60

Unvested at June 30, 2020	157,692	$1.60

No restricted stocks were granted during the six months ended June 30, 2019 and 2020. As of June 30, 2020, the total unrecognized stock-based compensation expense for unvested restricted stock was $0.2 million, which is expected to be recognized over 1.9 years. The total fair value of restricted stock vested during the six months ended June 30, 2019 and 2020 was $0.3 million and less than $0.1 million, respectively.

During the six months ended June 30, 2019 and 2020, the Company recorded stock-based compensation expense for restricted stock of $0.3 million and less than $0.1 million, respectively, of which $0.1 million and less than $0.1 million was included in research and development expense and $0.2 million and an immaterial amount was included in general and administrative expense. Included within the general and administrative stock-based compensation expense for the six months ended June 30, 2019 was $0.1 million from a modification of an employee’s awards.

KYMERA THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Equity-Based Compensation Expense

Total equity-based compensation expense recorded as research and development and general and administrative expenses for employees, directors, and non-employees during the six months ended June 30, 2019 and 2020 is as follows (in thousands):

	Six months ended June 30,
	2019	2020
Research and development	$305	$662
General and administrative	360	373

Total equity-based compensation	$665	$1,035

13. Related-Party Transactions

In addition to the collaboration discussed in Note 5, the Company had the following related party transactions for the period presented in the accompanying consolidated financial statements, which has not otherwise been discussed in these notes to the consolidated financial statements. The Company made payments of $0.6 million and $0.8 million to an investor for rent expenses during the six months ended June 30, 2019 and 2020, respectively.

14. Income Taxes

Income taxes for the six months ended June 30, 2019 and 2020 have been calculated based on an estimated annual effective tax rate and certain discrete items. For the six months ended June 30, 2019 and 2020, the Company recorded an income tax expense of $0 million.

On March 27, 2020, the CARES Act was enacted in response to the COVID-19 pandemic. Among other things, the CARES Act permits corporate taxpayers to carryback net operating losses (“NOLs”) originating in 2018 through 2020 to each of the five preceding tax years. Further, the CARES Act removed the 80% taxable income limitation on utilization of those NOLs allowing corporate taxpayers to fully utilize NOL carryforwards to offset taxable income in 2018, 2019 or 2020. Such changes may result in the generation of refunds of previously paid income taxes which are expected to be received over the next eighteen months.

The Company has never been examined by the Internal Revenue Service or any other jurisdiction for any tax years and, as such, all years within the applicable statutes of limitations are potentially subject to audit.

KYMERA THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

15. Net Loss per Share and Unaudited Pro Forma Net Income per Share

Net Loss per Share

Basic and diluted loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average common shares outstanding (in thousands, except for share and per share data):

	Six months ended June 30,
	2019	2020
Numerator:
Net loss	$(18,313)	$(24,921)
Deemed dividend from exchange of convertible preferred stock	—	(9,050)

Net loss attributable to common stockholders	$(18,313)	$(33,971)

Denominator:
Weighted average common shares outstanding, basic and diluted	1,584,774	1,977,720
Net loss per share, basic and diluted	$(11.56)	$(17.18)

The Company’s potentially dilutive securities, which include convertible preferred stock, restricted stock, and stock options, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following from the computation of diluted net loss per share attributable to common stockholders at June 30, 2019 and 2020 because including them would have had an anti-dilutive effect:

	Six months ended June 30,
	2019	2020
Convertible Preferred Stock	18,982,335	31,625,534
Unvested Restricted Stock	379,481	157,692
Options to purchase Common Stock	1,497,714	4,343,062

Total	20,859,530	36,126,288

KYMERA THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Unaudited Pro Forma Net Loss per Share

Unaudited pro forma basic and diluted net loss per share is calculated as follows (in thousands, except share and per share data):

Six months ended June 30, 2020
Numerator:
Net loss	$(24,921)
Deemed dividend from exchange of convertible preferred stock	(9,050)

Net loss attributable to common stockholders	$(33,971)

Denominator:
Weighted average common shares outstanding, basic and diluted	1,977,720
Pro forma adjustment for automatic conversion of all vested and outstanding shares of convertible preferred stock into shares of common stock	28,217,371

Pro forma weighted average common shares outstanding, basic and diluted	30,195,091

Pro forma net loss per share, basic and diluted	$(1.13)

16. Subsequent Events

(a) Sanofi Collaboration Arrangement

On July 7, 2020, the Company entered into a collaboration agreement, or the Sanofi Agreement, with Genzyme Corporation, or Sanofi, to co-develop drug candidates directed to two biological targets. Under the Sanofi Agreement, the Company grants to Sanofi a worldwide exclusive license to develop, manufacture and commercialize certain lead compounds generated during the collaboration directed against IRAK4 and one additional undisclosed target in an undisclosed field of use. Such license is exercisable on a collaboration target-by-collaboration target basis only after a specified milestone. For compounds directed against IRAK4, the field of use includes diagnosis, treatment, cure, mitigation or prevention of any diseases, disorders or conditions, excluding oncology and immuno-oncology.

Pursuant to the Sanofi Agreement, the Company is responsible for discovery and preclinical research and conducting a phase 1 clinical trial for at least one degrader directed against IRAK4 plus up to three backup degraders. With respect to both targets, Sanofi is responsible for development, manufacturing, and commercialization of product candidates after a specified development milestone occurs with respect to each collaboration candidate.

In addition, pursuant to the Sanofi Agreement, Sanofi will grant to the Company an exclusive option, or Opt-In Right, exercisable on a collaboration target-by-collaboration target basis that will include the right to (i) to fund 50% of the United States development costs for collaboration products directed against such target in the applicable field of use and (ii) share equally in the net profits and net losses of commercializing collaboration products directed against such target in the applicable field of use in the United States. In addition, if the Company exercises the Opt-In Right, Sanofi will grant to an exclusive option, applicable to each collaboration target, which upon exercise will allow the Company to conduct certain co-promotion activities in the field in the United States.

KYMERA THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Sanofi Agreement, unless earlier terminated, will expire on a product-by-product basis on the date of expiration of all payment obligations under the Sanofi Agreement with respect to such product. The Company or Sanofi may terminate the agreement upon the other party’s material breach or insolvency or for certain patent challenges. In addition, Sanofi may terminate the agreement for convenience or for a material safety event upon advance prior written notice, and the Company may terminate the agreement with respect to any collaboration candidate if, following Sanofi’s assumption of responsibility for the development, commercialization or manufacturing of collaboration candidates with respect to a particular target, Sanofi ceases to exploit any collaboration candidates directed to such target for a specified period.

In consideration for the exclusive licenses granted to Sanofi under the Sanofi Agreement, Sanofi will pay to the Company an upfront payment of $150 million. In addition to the upfront payment, the Company is eligible to receive certain development milestone payments of up to $1.48 billion in the aggregate, of which more than $1.0 billion relates to the IRAK4 program, upon the achievement of certain developmental or regulatory events. The Company will be eligible to receive certain commercial milestone payments up to $700 million in the aggregate, of which more than $400 million relates to the IRAK4 program, which are payable upon the achievement of certain net sales thresholds. The Company will be eligible to receive tiered royalties for each program on net sales ranging from the high single digits to high teens, subject to low-single digits upward adjustments in certain circumstances.

(b) Subsidiary Merger

In July 2020, Kymera Orion, LLC, a wholly-owned subsidiary of Kymera Therapeutics, Inc. was merged with and into Kymera Therapeutics, Inc., with Kymera Therapeutics, Inc. continuing to exist as the surviving corporation.

(c) Reverse Stock Split

On August 11, 2020, the Board approved a 1-for-1.5949 reverse stock split of the Company’s common stock. The reverse stock split became effective on August 14, 2020. Stockholders entitled to fractional shares as a result of the reverse stock split will receive a cash payment in lieu of receiving fractional shares. All share and per share data shown in the accompanying consolidated financial statements and related notes have been retroactively revised to reflect the reverse stock split. Shares of common stock underlying outstanding stock options and other equity instruments were proportionately reduced and the respective exercise prices, if applicable, were proportionately increased in accordance with the terms of the agreements governing such securities. Shares of common stock reserved for issuance upon the conversion of the Company’s Preferred Stock were proportionately reduced and the respective conversion prices were proportionately increased.

(d) 2020 Stock Option and Incentive Plan

In August 2020, the Company and its stockholders approved the 2020 Stock Option and Incentive Plan (or the “2020 Plan”), which will become effective on the date immediately preceding the date on which the Company’s registration statement is declared effective by the Security Exchange Commission. The 2020 Plan will replace the 2018 Plan (see Note 12) as the Company’s board of directors has determined not to make additional awards under the 2018 Plan following the closing of the Company’s initial public offering. However, the 2018 Plan will continue to govern outstanding equity awards granted thereunder. The 2020 Plan allows the Company to make equity-based and cash-based incentive awards to its officers, employees, directors and consultants. The Company has initially reserved 4,457,370 shares of its common stock for the issuance of awards under the 2020 Plan, which includes the shares of common stock remaining available for issuance under its 2018 Plan as of the business day immediately prior to the effective date of the registration statement. The 2020 Plan

KYMERA THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2021 and each January 1 thereafter, by 4% of the Company’s outstanding number of shares of common stock on the immediately preceding December 31, or such lesser number of shares as determined by the Company’s compensation committee. These limits are subject to adjustment in the event of a stock split, stock dividend or other change in the Company’s capitalization.

(e) 2020 Employee Stock Purchase Plan

In August 2020, the Company and its stockholders approved the 2020 Employee Stock Purchase Plan (or the “2020 ESPP”), which will become effective on the date immediately preceding the date on which the Company’s registration statement is declared effective by the Security Exchange Commission. The 2020 ESPP initially reserves and authorizes the issuance of up to a total of 445,653 shares of common stock to participating employees. The 2020 ESPP provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2021 and each January 1 thereafter through January 1, 2030, by the least of (i) 438,898 shares of common stock, (ii) 1% of the Company’s outstanding number of shares of common stock on the immediately preceding December 31 or (iii) such lesser number of shares of common stock as determined by the administrator of the 2020 ESPP. The number of shares reserved under the 2020 ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in the Company’s capitalization.

Through and including September 14, 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to each dealer’s obligation to deliver a prospectus when acting as underwriter, and with respect to its unsold allotments or subscriptions.

8,684,800 Shares

Common Stock

PROSPECTUS

MORGAN STANLEY	BofA SECURITIES	COWEN	GUGGENHEIM SECURITIES

August 20, 2020